As filed with the Securities and Exchange Commission on November 16, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Xinyuan Real Estate Co., Ltd.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	1520	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 18 Xinyuan Road

Zhengzhou, Henan 450011

People’s Republic of China

(86) 371 6565 1600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott Clemens, Esq. Baker & McKenzie LLP Suite 3401, China World Tower 2, China World Trade Center, 1 Jianguomenwai Dajie, Beijing 100004, PRC	Roslyn Tom, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York, NY 10036	Matthew Bersani, Esq. Shearman & Sterling LLP 12/F, Gloucester Tower The Landmark 15 Queen’s Road Central Central Hong Kong, PRC

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Common shares, par value $0.0001 per common share(1)(2)	$299,500,000	$9,195

(1)	American depositary shares issuable upon deposit of the common shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents common shares.
(2)	Includes common shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes common shares that may be purchased by the underwriters pursuant to an over-allotment option. These common shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                     , 2007

American Depositary Shares

Xinyuan Real Estate Co., Ltd.

Representing              Common Shares

This is our initial public offering. We are offering                      American depositary shares, or ADSs. Each ADS represents
                     of our common shares, par value US$0.0001 per share.

We expect the public offering price to be between US$             and US$             per ADS. Currently no public market exists for the ADSs or our common shares. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “XIN.”

Investing in the ADSs involves risks that are described in the “ Risk Factors” section beginning on page 11 of this prospectus.

	Per ADS	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us before expenses	$	$

The underwriters may also purchase up to an additional              ADSs from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about                     , 2007.

Merrill Lynch & Co.

Deutsche Bank Securities	Allen & Company LLC

The date of this prospectus is                     , 2007.

鑫苑置业
XINYUAN REAL ESTATE
Shenyang
Tianjin
Qingdao
Jinan
Zhengzhou
Xi'an
Hefei
Suzhou
Chengdu
Wuhan
Hangzhou
Chongqing
Changsha
Current presence
Surveyed target tier II cities
* The map is for illustrative purposes only

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights selected information about us and the ADSs that we are offering. It may not contain all of the information that may be important to you. Before investing in the ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our audited consolidated financial statements and the related notes, and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our Business

We are a fast-growing residential real estate developer that focuses on Tier II cities in China, which are a selected group of larger, more developed cities with above average GDP and urban population growth rates. We utilize a standardized and scalable model that emphasizes rapid asset turnover, efficient capital management and strict cost control. We commenced operations in 1997 in Zhengzhou, the provincial capital of Henan Province, and were ranked No. 1 among all property developers in Zhengzhou in terms of contracted sales of residential units for the years 2004, 2005 and 2006, according to statistics prepared by the Bureau of Real Estate Management in Zhengzhou. Since 2006, we have expanded into strategically selected Tier II cities around the country and expect to benefit from the rising residential housing demand in these markets resulting from increasing income levels of consumers and growing populations in these cities. We currently have operations in five Tier II cities, including Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou in Jiangsu Province and Zhengzhou in Henan Province.

We focus on developing large scale quality residential projects, which typically consist of multiple residential buildings that include multi-layer apartment buildings, sub-high-rise apartment buildings or high-rise apartment buildings, together with auxiliary services and amenities such as retail outlets, leisure and health facilities, kindergartens and schools. We also develop small scale residential properties. Our developments aim at providing middle-income consumers with a comfortable and convenient community life. In addition, we provide property management services for our developments and other real estate-related services to our customers. We acquire our development sites primarily through public auctions of government land involving a transparent bidding process. This acquisition method allows us to obtain unencumbered land use rights to unoccupied land which can be immediately developed without the need for additional demolition, re-settlement or protracted legal processes to obtain title. As a result, we are able to commence construction relatively quickly after we acquire a site for development.

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from three projects with a total gross floor area, or GFA, of 278,868 square meters as of December 31, 2004, to seven projects with a total GFA of 770,781 square meters as of September 30, 2007. We have seven additional projects with total GFA of 1,282,498 square meters under planning as of September 30, 2007. As of September 30, 2007, we have completed 13 projects with total GFA of approximately 939,829 square meters and comprising a total of 8,645 units, 99.6% of which have been sold. For each of the three years ended December 31, 2004, 2005 and 2006, our revenues were US$35.6 million, US$61.9 million and US$142.4 million, respectively, representing a compounded annual growth rate, or CAGR, of 99.9%. Our net income for each of those three years was US$3.9 million, US$9.6 million and US$16.1 million, respectively, representing a CAGR of 102.2%. For the nine months ended September 30, 2006 and 2007, our revenue was US$99.7 million and US$218.3 million, respectively. Our net income for the nine months ended September 30, 2006 and 2007 was US$12.5 million and US$36.0 million, respectively.

We intend to continue our expansion into additional strategically selected Tier II cities as suitable opportunities arise.

Our Competitive Strengths

We believe the following strengths allow us to compete effectively in the real estate development industry:

Well Positioned to Capture Attractive Growth Opportunities in Tier II Cities.    Increases in consumer disposable income and urbanization rates have resulted in the emergence of a growing middle-income consumer market, driving demand for quality housing in many cities across China. Since 1997, we have been building large communities of modern, mid-sized residential properties for this market segment and have accumulated substantial knowledge and experience about the residential preferences and demands of these customers.

Standardized and Scalable Business Model.    Our business model focuses on a standardized property development process designed for rapid asset turnover. We segment the process into well-defined stages and closely monitor our costs and development schedules through each stage. We commence our pre-planning and budgeting prior to land acquisition, which enables us to acquire land at costs that meet our pre-set investment target and to immediately begin the development process upon acquisition. We believe that our standardized practices and methodologies, together with our systematic approach to the development process, can be replicated in strategically selected Tier II cities. Since 2006, we have expanded from one to a total of five Tier II cities in China, and from December 31, 2004 to September 30, 2007, our total GFA for projects under construction has grown 176.4%.

Proven Ability to Provide Large Scale Quality Housing for Middle-Income Consumers.    We have a clear focus on China’s emerging middle-income consumers and provide standardized mid-sized units at affordable prices for this market. Our residential units feature modern designs and offer comfortable and convenient community lifestyles. We have a proven track record of building large-scale quality residential communities that appeal to middle-income customers, as demonstrated by the sale of more than 99.0% of units in our completed projects and the growth in our revenue at a CAGR of 99.9% from 2004 to 2006.

Ability to Generate Attractive Investment Returns.    Our standardized processes that emphasize rapid asset turnover allow us to efficiently use capital and generate attractive returns on our investments. We typically acquire land through the government auction system that is ready for development. We do not tie up our capital in idle land banks but instead begin development immediately after land acquisition. We use our working capital efficiently by actively managing and coordinating receivables and expenditures across various projects. We believe that the velocity of our development cycle and our ability to efficiently manage our capital and maintain strict cost control at each stage of development enable us to generate attractive returns on our projects.

Experienced Management Team Supported by Trained and Motivated Workforce.    Our senior managers, most of whom have been working with our company for over five years, have on average over 10 years of experience in the PRC real estate industry and considerable strategic planning and business management expertise. Our Chairman and founder, Mr. Yong Zhang, has more than 20 years of experience in developing residential housing in China. Mr. Zhang was elected in 2004 as one of the Top Ten Rising Entrepreneurs in China’s Real Estate Industry by the China International Real Estate & Archi-tech Fair (CIHAF). Our management and work force are well trained and motivated. To promote effective recruitment, retention and advancement, we provide our management with training and incentive programs that include subsidizing our management’s pursuit of post-secondary degrees and programs.

Relationships with Our Institutional Shareholders.    In 2006, Blue Ridge China and Equity International invested in our company. Blue Ridge China is a China-focused private equity fund and Equity International is a privately-held investment company specializing in real estate investments outside the United States founded and led by Samuel Zell and Gary Garrabrant. Equity International’s portfolio companies include Homex in Mexico and Gafisa in Brazil, both of which are publicly traded in the United States. Both of these shareholders (through their designees on the board of directors) are active in major board-level decisions and contribute their expertise in corporate governance best practices, financial management and accessing global capital.

Our Strategies

Our goal is to become the leading residential property developer focused on China’s Tier II cities by implementing the following strategies:

Continue Expanding in Selected Tier II Cities.    We believe that Tier II cities present development opportunities that are well suited for our scalable business model of rapid asset turnover. Many Tier II cities offer a large supply of potential development sites that meet the criteria of our internal pre-set investment target. Furthermore, Tier II cities currently tend to be in an early stage of market maturity and have fewer large national developers. We believe that the fragmented market and relative abundance of land supply in Tier II cities, as compared to Tier I cities, offer opportunities for us to generate attractive margins and believe that our experience in and strategic focus on Tier II cities afford us the opportunity to emerge as a leading developer in these markets. We plan to enter into additional Tier II cities that have increasing population, growing consumer disposable income and sustainable land supply for future developments.

Capitalize on Growth of Middle-Income Population.    The growing middle-income consumer market in China presents an attractive opportunity to continue our business expansion at a rapid pace. We will target this market by continuing to provide quality mid-sized modern residential units in large community developments for middle-income consumers. Our strategy is also consistent with the housing policy of relevant PRC governmental authorities in the context of rising incomes and rapid urbanization to promote the development of more low- and mid-priced housing in China.

Focus on Efficient Land Acquisition.    We constantly seek and assess land acquisition opportunities in selected Tier II cities through the governmental land auction system. To achieve our land acquisition targets, we have established a centralized and efficient system to research land acquisition opportunities. We monitor, plan and budget development costs for potential development sites. We bid for the site through the auction process, if the development opportunity meets our pre-set investment target. We believe that beginning with efficient land acquisition and following through with well-executed development will allow us to expand into Tier II cities successfully and provide sustainable growth for our business.

Maintain Strict Cost Control.    We plan to continue to closely monitor our capital and cash positions and carefully manage our land use rights costs, construction costs and operating expenses. We believe that by adhering to prudent cost management we will be able to more efficiently use our working capital, which will help to maintain our profit margins.

Strengthen our “Xinyuan” Brand.    We intend to promote our “Xinyuan” brand in our selected Tier II cities by delivering high quality products and attentive real estate-related services to our customers. At the same time, we will continue to actively promote the “Xinyuan” brand through marketing initiatives in our targeted markets.

Risks Related to Our Business

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	ability to successfully manage our expansion into Tier II cities;

•	availability of capital resources to fund our land use rights acquisition and property developments;

•	difficulties to acquire desired development sites at commercially reasonable costs;

•	financial and operating covenants contained in our current debt indentures that restrict our ability to pay dividends, raise further debt and take other corporate actions;

•	risks associated with the guarantees we provide for the mortgage loans of our customers;

•	further measures the PRC government may adopt to curtail the overheating of the property sector; and

•	dependence on the performance of the residential property market in China.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these risks and uncertainties.

Our Corporate History and Structure

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiary in the PRC, Xinyuan (China) Real Estate, Ltd., or Xinyuan China. We own 100% of Xinyuan Real Estate, Ltd., or Xinyuan Ltd., a Cayman Islands holding company, which owns 100% of Xinyuan China. Xinyuan China has 11 wholly-owned subsidiaries in the PRC and holds a 45% minority interest in Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., or Jiantou Xinyuan. The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	The other shareholders of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. are Zhengzhou General Construction Investment Company (50%) and Zhengzhou Jiantou Project Consulting Co., Ltd. (5%).

We commenced our operations in May 1997 through Henan Xinyuan Real Estate Co., Ltd., one of our wholly-owned subsidiaries in the PRC. We completed a restructuring in April 2007 under which we established our current corporate structure by completing a share exchange in which the existing shareholders of Xinyuan

Ltd., our then holding company, exchanged their respective shares for an equivalent number of our shares of the same class.

In April 2007, we issued the following equity and debt securities:

•

In connection with the restructuring referred to above and in exchange for Series A preference shares of Xinyuan Ltd. that were issued in August 2006 for cash proceeds of US$25 million, or US$0.81155 per share, we issued an aggregate of 30,805,400 Series A convertible redeemable preference shares, or Series A preference shares, to Blue Ridge China Partners, L.P., or Blue Ridge China, and EI Fund II China, LLC, or Equity International, together with certain warrants. If our cumulative net income for the two years ending December 31, 2008 is less than US$80 million, the holders of the warrants are entitled to purchase up to a maximum of 3,987,009 additional Series A preference shares at an exercise price of US$0.01 per share. If our cumulative net income for such period equals or exceeds US$80 million, or if we consummate a qualified initial public offering prior to March 31, 2008, then these warrants will expire without exercise. We expect these warrants to expire without exercise upon the completion of this offering. The fair value assigned to the warrants as at the date of issuance was US$496,000. The terms of our Series A preference shares contain a contingent conversion option which Blue Ridge China and Equity International waived in November 2007. Due to the waiver, we will recognize a deemed dividend of US$         million to the holders of our Series A preference shares, representing the difference between the fair value of the Series A preference shares immediately after the waiver and the carrying value of the Series A preference shares immediately prior to the waiver. This deemed dividend will not affect our net income or cash flows. It will reduce our net income attributable to common shareholders and retained earnings for the year ending December 31, 2007, each by the amount of US$             million.

•

In connection with the restructuring referred to above and in exchange for warrants of Xinyuan Ltd. that were issued in August 2006 in consideration of financial advisory and investment banking services rendered, we issued warrants to Burnham Securities Inc. and Joel B. Gardner, or Burnham warrants, for the issuance of 1,853,172 fully paid common shares at an exercise price of US$0.81155 per share. We assigned a fair value of US$55,595 to these warrants, which was recorded as paid-in capital.

•

In connection with the restructuring referred to above and in exchange for common shares of Xinyuan Ltd. that were issued in November 2006 for an aggregate consideration of US$15 million, or US$0.9551 per share, we issued 15,704,379 common shares to Blue Ridge China and Equity International.

•

We issued US$75 million principal amount of units, each unit comprising US$100,000 principal amount of secured senior floating rate notes due 2010, or the floating rate notes, and one warrant to subscribe for our common shares. Each warrant entitles the holder to subscribe at the warrant exercise price for the number of common shares equal to the quotient obtained by dividing (i) US$40,000 by (ii) the warrant exercise price, which will be equal to 80% of the price per common share derived from the offering of the ADSs. The fair value assigned to the warrants as at the date of issuance was US$7.36 million.

•

We issued US$25 million principal amount of convertible subordinated notes due 2012, or convertible notes. The convertible notes are convertible into common shares at the rate of 38,388.48 common shares per US$100,000 principal amount of convertible notes, or a total of 9,597,120 common shares.

See “Description of Share Capital—History of Share Issuances” with respect to the original issuances of such securities by Xinyuan Ltd.

Mr. Yong Zhang and Ms. Yuyan Yang collectively own 55.37% of our outstanding share capital as of the date of this prospectus and will own approximately             % of our outstanding share capital upon completion of this offering. Blue Ridge China owns 25.75% of our outstanding share capital as of the date of this prospectus and will own approximately             % of our outstanding share capital upon completion of this offering. Equity International owns 17.17% of our outstanding share capital as of the date of this prospectus and will own approximately             % of our outstanding share capital upon completion of this offering.

Corporate Information

Our registered address is Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at No. 18 Xinyuan Road, Zhengzhou, Henan 450011, People’s Republic of China. Our telephone number at this address is (86) 371 6565 1600 and our fax number is (86) 371 6565 1686.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.xyre.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

Conventions Used in this Prospectus

Unless the context otherwise requires, in this prospectus:

•	“we,” “us,” “our company,” “our” and “Xinyuan” refer to Xinyuan Real Estate Co., Ltd., its predecessor entities and its subsidiaries;

•	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents of our common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, Hong Kong and Macau; and

•	“RMB” or “Renminbi” refers to the legal currency of China and “US$” or “U.S. dollars” refers to the legal currency of the United States.

At present, there is no uniform standard to categorize the different types and sizes of cities in China. In this prospectus, we refer to certain larger and more developed cities as Tier I and Tier II cities based on the categorization used by the CIHAF Valuation Report on Real Estate Investment in PRC Cities published by China Real Estate Business, or CREB, an authoritative real estate publication in China, YUBO Media and Institute of Finance and Trade Economics of Chinese Academy of Social Sciences. Based on this approach, there are currently four Tier I cities and 35 Tier II cities in China.

THE OFFERING

Unless otherwise indicated, information in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

Offering price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs

Common shares outstanding after the offering	common shares.

The ADSs	Each ADS represents common shares, par value $0.0001 per share.

The depositary will be the holder of the common shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the common shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of proceeds

We intend to use approximately US$                 of the net proceeds to acquire land use rights for future property development projects and to use the remaining net proceeds for working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

Depositary	JPMorgan Chase Bank, N.A.

Option to purchase additional ADSs	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs to cover over-allotments.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Lock-up

We, our officers, directors and certain of our shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, common shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”

Listing

Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “XIN.” Our common shares will not be listed or quoted for trading on any stock exchange or any automated quotation system.

Throughout this prospectus, the number of our common shares outstanding after this offering includes:

•	the 30,805,400 common shares issuable upon the conversion of all of our outstanding Series A preference shares, which will occur at the completion of this offering; and

•	the 1,853,172 common shares issuable upon the exercise of the Burnham warrants, which we expect to be exercised prior to the completion of this offering.

Unless otherwise indicated, the information in this prospectus does not reflect:

•	6,802,495 common shares underlying options and restricted share awards granted on August 11, 2007;

•	2,441,844 common shares underlying the options granted on November 5, 2007;

•	9,597,120 common shares issuable upon the conversion of the convertible notes; and

•

             common shares underlying the warrants issued to the holders of our floating rate notes, assuming an initial public offering price of US$             per ADS (the mid-point of the price range set forth on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would decrease (increase) the number of common shares underlying the warrants issued to the holders of our floating rate notes by              shares.

OUR SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations and other consolidated financial data for the years ended December 31, 2004, 2005 and 2006, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The summary consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated statements of operations data and the consolidated balance sheet data as of and for the years ended December 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. Our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

You should read the summary consolidated financial data in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	US$	US$	US$	US$	US$	US$	US$
	(unaudited)					(unaudited)
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data(1)
Total revenues	12,807	16,746	35,632	61,942	142,367	99,655	218,301
Total costs of revenues	(11,875)	(11,978)	(26,376)	(42,632)	(108,196)	(75,613)	(146,990)
Selling and distribution expenses	(493)	(1,319)	(1,604)	(2,175)	(2,996)	(1,876)	(5,957)
General and administrative expenses	(537)	(939)	(1,004)	(1,696)	(3,626)	(2,095)	(7,736)

Operating income	(99)	2,510	6,648	15,439	27,549	20,071	57,618
Net income before minority interest	(471)	1,067	3,943	9,548	16,120	12,493	35,965
Net income	(471)	1,067	3,943	9,563	16,123	12,495	35,965
Earnings per share
- Basic	(0.01)	0.02	0.07	0.16	0.21	0.19	0.32
- Diluted	—	—	0.07	0.16	0.21	0.19	0.30
Shares used in computation
- Basic	60,000,000	60,000,000	60,000,000	60,000,000	72,694,467	63,038,341	106,509,779
- Diluted	60,000,000	60,000,000	60,000,000	60,000,000	72,694,467	63,038,341	114,268,871
Pro forma earnings per share
- Basic (unaudited)(2)	—	—	—	—	0.17	—	0.34
- Diluted (unaudited)(2)	—	—	—	—	0.17	—	0.30
Pro forma shares used in computation
- Basic (unaudited)(2)	—	—	—	—	92,612,479	—	106,531,892
- Diluted (unaudited)(2)	—	—	—	—	96,612,479	—	114,333,967
Earnings per ADS(3)
- Basic
- Diluted
Other Operating Data
Number of projects launched	2	3	2	2	3	2	5
Aggregate GFA delivered (m2)	54,304	53,076	107,455	161,717	370,105	148,654	350,357

	As of December 31,					As of September 30,
	2002	2003	2004	2005	2006	2007
	US$	US$	US$	US$	US$	US$
	(unaudited)					(unaudited)
			(in thousands)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	2,812	2,822	5,249	14,929	34,914	106,410
Restricted cash	1,432	3,792	11,399	5,385	32,011	41,916
Real estate property under development(4)	18,091	24,914	47,403	64,857	106,804	308,709
Total current assets	26,660	38,294	65,121	90,357	174,426	428,576
Total assets	27,899	43,683	83,004	108,702	204,956	505,017
Total current liabilities	23,851	32,756	72,855	82,228	118,840	131,518
Long-term bank loans	3,624	9,001	3,141	7,435	12,806	139,998
Minority interest	—	—	—	22	—	—
Preference shares	—	—	—	—	22,309	24,441
Total shareholders’ equity	678	1,746	6,896	17,000	46,583	86,757

(1)

Our financial information is first prepared in RMB and then translated into U.S. dollars at (i) the following year-end exchange rates for assets and liabilities and (ii) the following average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the year ended December 31,					As of and for the nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
Period-end RMB : US$ exchange rate	8.2773	8.2769	8.2765	8.0702	7.8087	7.9087	7.5108
Period average RMB : US$ exchange rate	8.2770	8.2771	8.2766	8.1734	7.9721	8.0079	7.6659

See “Exchange Rates” and Note 2(d) to our consolidated financial statements.
(2)

On August 25, 2006, we issued Series A preference shares that would convert automatically into 30,805,400 common shares upon the completion of an initial public offering. These pro forma amounts assume that the conversion had occurred “on a hypothetical basis” on January 1, 2006. The pro forma shares used in the computation for the nine months ended September 30, 2007 also include:

•	1,853,172 common shares issuable upon the exercise of the Burnham warrants, which we expect to be exercised prior to completion of this offering;

•

22,113 vested restricted shares, representing a weighted average based on the number of days from vesting to the ending date of the periods presented, and 42,983 unvested restricted shares calculated using the treasury-stock method; and

•	5,905,920 common shares issuable upon the conversion of the convertible notes, representing a weighted average based on the number of days from issuance to the ending date of the periods presented.

(3)	Earnings per ADS is calculated based on each ADS representing common shares. See “Description of American Depositary Shares.”
(4)	Includes real estate property under development recorded under current assets and non-current assets.

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Our business, results of operations, financial condition or prospects could be adversely affected if any of these risks actually occur. As a result, the market price of our ADSs could decline and you could lose all or part of your investment. The risks described below are those known to us and that we currently believe may materially affect us.

Risks Relating to Our Business

If we are unable to successfully manage our expansion into other Tier II cities, we will not be able to execute our business plan.

Historically, our business and operations have been concentrated in Zhengzhou. Since 2006, we have been expanding our residential property development operations into other Tier II cities, including Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province and Suzhou in Jiangsu Province. We plan to expand into other Tier II cities as suitable opportunities arise. The development of real estate projects outside Zhengzhou will impose significant demands on our management and other operational resources. Moreover, we will face additional competition, and will need to establish brand recognition and market acceptance for our developments, in these new markets. Each of these Tier II cities has its own market conditions, customer requirements and local regulations related to the real estate industry. If we are unable to successfully develop and sell projects outside Zhengzhou, our future growth may be limited and we may not generate adequate returns to cover our investments in these Tier II cities. In addition, as we expand our operations to Tier II cities with higher land prices, our costs may increase, which may lead to a decrease in our profit margin.

We require substantial capital resources to fund our land use rights acquisition and property developments, which may not be available.

Property development is capital intensive. To date, we have funded our projects primarily through bank borrowings, shareholder loans, proceeds from sales and pre-sales of our properties and proceeds from issuance of equity and debt securities. Our ability to secure sufficient financing for land use rights acquisition and property development depends on a number of factors that are beyond our control, including market conditions in the capital markets, investors’ perception of our securities, lenders’ perceptions of our creditworthiness, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies.

Various PRC regulations restrict our ability to raise capital through external financing and other methods, including, without limitation, the following:

•	we cannot pre-sell uncompleted residential units in a project prior to achieving certain development milestones specified in related regulations;

•	PRC banks are prohibited from extending loans to real estate companies to fund the purchase of land use rights;

•	we cannot borrow from a PRC bank for a particular project unless we fund at least 35% of the total investment amount of that project from our own capital;

•	we cannot borrow from a PRC bank for a particular project if we do not obtain the land use rights certificate for that project;

•	property developers are strictly restricted from using the proceeds from a loan obtained from a local bank to fund property developments outside the region where that bank is located; and

•	PRC banks are prohibited from accepting properties that have been vacant for more than three years as collateral for loans.

In addition, the People’s Bank of China, or the PBOC, has increased the reserve requirement ratio for commercial banks several times since July 5, 2006, raising it from 7.5% as of that date to the current 12.0%. The reserve requirement ratio refers to the amount of funds that banks must hold in reserve against deposits made by their customers. These increases in the reserve requirement ratio have reduced the amount of commercial bank credit available to businesses in China, including us.

The PRC government may introduce other measures that limit our access to additional capital. For instance, on July 10, 2007, State Administration of Foreign Exchange, or SAFE, issued a circular restricting a foreign invested property developer’s ability to raise capital through foreign debt, if such developer is established after June 1, 2007 or increases its registered capital after June 1, 2007. Under this circular, our ability to utilize the proceeds of this offering to provide funding to our PRC operations is significantly limited. We cannot assure you that we will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Failure to obtain adequate funding at a commercially reasonable cost may limit our ability to commence new projects or to continue the development of existing projects or may increase our borrowing costs.

We may be unable to acquire desired development sites at commercially reasonable costs.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land use rights costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the government has introduced various measures in attempts to moderate investment in the property market in China. Although we believe that these measures are generally targeted at the luxury property market and speculative purchases of land and properties, we cannot assure you that the PRC government will not introduce other measures in the future that adversely affect our ability to obtain land for development. We currently acquire our development sites primarily by bidding for government land. Under current regulations, land use rights acquired from government authorities for commercial and residential development purposes must be purchased through a public tender, auction or listing-for-sale. Competition in these bidding processes has resulted in higher land use rights costs for us. Land use rights costs as a percentage of our cost of revenue have increased from 22.8% in 2004 to 30.0% in 2006. In the nine months ended September 30, 2007, land use rights costs as a percentage of our cost of revenue was 37.2%. We expect that our land use rights costs may continue to increase in the future, which may lead to a decrease in our profit margin. In addition, we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. We may also need to acquire land use rights through acquisition, which could increase our costs. Moreover, the supply of potential development sites in any given city will diminish over time and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

Our level of indebtedness could have an adverse effect on our financial condition, diminish our ability to raise additional capital to fund our operations and limit our ability to explore business opportunities.

As of September 30, 2007, the outstanding balance of our total indebtedness amounted to US$262.8 million. Our level of indebtedness could have an adverse effect on us. For example, it could:

•

require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

•	restrict us from making strategic acquisitions or exploring business opportunities; and

•	make it more difficult for us to satisfy our obligations with respect to our debt.

Our current debt indentures contain certain financial and operating covenants that restrict our ability to pay dividends, raise further debt and take other corporate actions.

In April 2007, we issued US$75 million of floating rate notes and US$25 million of convertible notes and entered into related indentures. These indentures contain a number of significant restrictive covenants. These covenants restrict, among other things, our ability and the ability of our subsidiaries to incur additional debt or guarantee, make restricted payments, pay dividends or distributions on our or our subsidiaries’ capital stock, repurchase our or our subsidiaries’ capital stock, pay subordinated indebtedness, make or repay inter-company loans or advances or sell or transfer property or assets, sell our subsidiaries’ capital stock, enter into non-ordinary course business transactions, sell assets, make investments, merge or consolidate with another company, and engage in any business other than related businesses. See “Description of Debt and Equity-Linked Securities.”

As a result of the foregoing, our ability to pay dividends or other distributions on our common shares and the ADSs may be limited. These covenants may also restrict our ability to raise additional capital in the future through bank borrowings and debt and equity issuances or to engage in some transactions that we expect to be of benefit to us.

Our floating rate notes and convertible notes are secured by the mortgage of our shares in our wholly owned Cayman subsidiary, which indirectly holds all of our assets and operations in China. If we default under the notes, the holders may enforce their claims against these shares, which could cause us to lose control or ownership of our assets and operations in China. In addition, our floating rate notes and convertible notes are also secured by (i) the pledge of all of the Cayman subsidiary’s shares in Xinyuan (China) Real Estate, Ltd., or the WFOE, which we have submitted to the PRC regulatory authority, and (ii) the pledge of a loan from the Cayman subsidiary to the WFOE.

Our financing costs are subject to changes in interest rates.

The rate of interest payable on our floating rate notes varies according to the six-month LIBOR. In addition, the rates of our long-term bank loans are adjustable based on the range of 95% to 110% of the PBOC benchmark rate. As of September 30, 2007, the principal amount of our aggregate outstanding variable rate debt was US$215 million. A hypothetical 1% increase in annual interest rates would increase our interest expenses by approximately US$2.15 million based on our debt level at September 30, 2007.

We rely on third-party contractors.

Substantially all of our project construction and related work are outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our standards or specifications. Negligence or poor work quality by any contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. We work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractor may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs.

We may be unable to complete our property developments on time or at all.

The progress and costs for a development project can be adversely affected by many factors, including, without limitation:

•	delays in obtaining necessary licenses, permits or approvals from government agencies or authorities;

•	shortages of materials, equipment, contractors and skilled labor;

•	disputes with our third-party contractors;

•	failure by our third-party contractors to comply with our designs, specifications or standards;

•	difficult geological situations or other geotechnical issues;

•	onsite labor disputes or work accidents; and

•	natural catastrophes or adverse weather conditions.

Any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could harm our revenues, cash flows and our reputation.

Under PRC laws and regulations and our pre-sale contracts, we are required to compensate purchasers for late delivery or failure to complete our pre-sold units. For the five years ended December 31, 2006, we paid an aggregate amount of RMB1.4 million (US$166,710) of compensation to our customers due to late delivery. If the delay extends beyond the contractually specified period, the purchasers may become entitled to terminate the pre-sale contracts and claim damages. Proceeds from pre-sale of our properties are an important source of financing for our property developments. Under PRC laws, we are not permitted to commence pre-sales until we have completed certain stages of the construction process for a project. Consequently, a significant delay in the construction of a project could restrict our ability to pre-sell our properties, which could extend the recovery period for our capital outlay. This, in turn, could have an adverse effect on our cash flow, business and financial position.

Changes of laws and regulations with respect to pre-sales may adversely affect our cash flow position and performance.

We depend on cash flows from pre-sale of properties as an important source of funding for our property projects and servicing our indebtedness. Under current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sale of the relevant properties and may only use pre-sale proceeds to finance the construction of the specific developments. On August 5, 2005, PBOC issued a report entitled “2004 Real Estate Financing Report,” in which it recommended that the practice of pre-selling uncompleted properties be discontinued because, according to the report, such activity creates significant market risks and generates transactional irregularities. This and other PBOC recommendations have not been adopted by the PRC government and have no enforceability. However, there can be no assurance that the PRC government will not ban the practice of pre-selling uncompleted properties or implement further restrictions on the pre-sale of properties, such as imposing additional conditions for a pre-sale permit or further restrictions on the use of pre-sale proceeds. Any such measure will adversely affect our cash flow position and force us to seek alternative sources of funding for much of our property development business.

We provide guarantees for the mortgage loans of our customers which expose us to risks of default by our customers.

We pre-sell properties before actual completion and, in accordance with industry practice, our customers’ mortgage banks require us to guarantee our customers’ mortgage loans. Typically, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total mortgage loan amount until the completion of the registration of the mortgage with the relevant mortgage registration authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. In line with what we believe to be industry practice, we rely on the credit evaluation conducted by mortgagee banks and do not conduct our own independent credit checks on our customers. The mortgagee banks typically require us to maintain, as restricted cash, 3% to 10% of the mortgage proceeds paid to us as security for our obligations under such guarantees. If a purchaser defaults on its payment obligations during the term of our guarantee, the mortgagee bank may deduct the delinquent mortgage payment from the security deposit. If the delinquent mortgage payments exceed the security deposit, the banks may require us to pay the excess amount. If multiple purchasers default on their payment obligations at around the same time, we will be required to make significant payments to the banks to satisfy our guarantee obligations. If we are unable to resell the properties underlying defaulted mortgages on a timely basis or at prices higher than the amounts of our guarantees and related expenses, we will suffer financial losses. For the five years ended December 31, 2006, we experienced certain defaults on mortgage loans by our customers in an aggregate principal amount of RMB1.5 million (US$187,542).

As of December 31, 2004, 2005 and 2006 and September 30, 2007, our outstanding guarantees in respect of our customers’ mortgage loans amounted to US$17.8 million, US$37.9 million, US$62.4 million and US$172.5 million, respectively. If substantial defaults by our customers occur and we are called upon to honor our guarantees, our financial condition and results of operations will be materially adversely affected.

Our results of operations may fluctuate from period to period.

Our results of operations tend to fluctuate from period to period. The number of properties that we can develop or complete during any particular period is limited due to the substantial capital required for land acquisition and construction, as well as the lengthy development periods required before positive cash flows may be generated. In addition, several properties that we have developed or that are under development are large scale and are developed in multiple phases over the course of one to several years. The selling prices of the residential units in larger scale property developments tend to change over time, which may impact our sales proceeds and, accordingly, our revenues for any given period.

The recognition of our real estate revenue and costs relies upon our estimation of total project sales value and costs.

We recognize our real estate revenue based on the full accrual method and the percentage of completion method depending on the estimated project construction period. Under both methods, revenue and costs are calculated based on an estimation of total project costs and total project revenue, which are revised on a regular basis as the work progresses. Any material deviation between actual and estimated total project sales and costs may result in an increase, a reduction or an elimination of reported revenues or costs from period to period, which will affect our net income.

We may be required to pay additional corporate income taxes in China.

Based on the current levy method applied by the Zhengzhou local tax bureau, our subsidiaries in Zhengzhou are paying corporate income tax, or CIT, on a deemed profit basis, where taxable income is deemed to be 12% or 14% of cash receipts, regardless of actual income generated in that year. According to PRC tax regulations, the deemed profit basis should only be applicable to companies that are unable to keep accounting books or whose accounts are incomplete and inaccurate. These circumstances do not apply to us and, accordingly, we may be subject to corporate income tax at the rate of 33% on our actual taxable income. We have made provision for the full amount of applicable CIT estimated in accordance with the relevant PRC tax laws and regulations, but we pay CIT each year as required by the local tax authorities. We cannot guarantee that we will not be required to pay additional taxes in accordance with the PRC tax laws and regulations or that our accrued deferred tax liabilities will be sufficient to cover any additional CIT payments we will be required to pay in the future with respect to past financial periods.

The newly enacted PRC Corporate Income Tax Law could affect tax exemptions on dividends received by us and our shareholders and increase our corporate income tax rate.

We are incorporated under the laws of the Cayman Islands. As a foreign legal person, dividends derived from our business operations in the PRC are currently not subject to income tax under PRC law. However, we cannot assure you that such dividends will continue to be exempt from PRC income tax. Under the newly enacted PRC Corporate Income Tax Law which will take effect from January 1, 2008, if we are deemed a non-PRC tax resident enterprise without an office or premises in the PRC, withholding tax at the rate of 20% will be applicable to dividends paid by us, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between the PRC and the Cayman Islands. As of the date of this prospectus, the Cayman Islands has not entered into any such tax treaties with the PRC. The newly enacted PRC Corporate Income Tax Law is also unclear as to how such tax reduction or elimination would be implemented.

In addition, the newly enacted PRC Corporate Income Tax Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to corporate income tax at the rate of 25% on its worldwide income. However, the newly enacted PRC Corporate Income Tax Law does not define the term “de facto management organization.” A substantial number of our management are located in the PRC. If a substantial number of our management continue to be located in the PRC after the effective date of the newly enacted PRC Corporate Income Tax Law, we may be deemed a PRC tax resident and therefore subject to a corporate income tax rate of 25% on our worldwide income (including dividend income received from our subsidiaries). The newly enacted PRC Corporate Income Tax Law also provides that dividends received by a qualified PRC tax resident from another PRC tax resident are exempt from corporate income tax. However, given the short history of this law, it remains unclear as to the detailed qualification requirements for such exemption and whether the dividends that we receive from our PRC subsidiaries will be exempt from corporate income tax if we are recognized as a PRC tax resident.

The relevant PRC tax authorities may challenge the basis on which we have been paying our land appreciation tax obligations and our results of operations and cash flows may be affected.

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax, or LAT, which is levied by the local tax authorities. All taxable gains from the sale or transfer of land use rights, buildings and their attached facilities in the PRC are subject to LAT at progressive rates ranging from 30% to 60%. Exemptions are available for the sale of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. Gains from the sale of commercial properties are not eligible for this exemption.

The Zhengzhou city local tax authority did not impose the LAT on real estate companies until September 2004. Since September 2004, it has levied the LAT at the rates of 0.8% or 1% against total cash receipts from our sales of our residential properties and certain retail premises located in our developments, respectively, rather than according to the progressive rates. Accordingly we recognized LAT in prior years as an expense based on the rate of 0.8% or 1%, as applicable, of cash receipts imposed by the local tax authority. On December 28, 2006, the State Administration of Taxation issued the Notice on Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, or the LAT Notice, which became effective on February 1, 2007. The LAT Notice sets forth, among other things, methods of calculating LAT and a time frame for settlement of LAT. We have accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities. However, provisioning for LAT requires our management to use a significant amount of judgment with respect to, among other things, the anticipated total proceeds to be derived from the sale of the entire phase of the project or the entire project, the total appreciation of land value and the various deductible items. If the LAT provisions we have made are substantially lower than the actual LAT amounts assessed by the tax authorities in the future, our results of operations and cash flows will be materially and adversely affected.

We rely on our key management members.

We depend on the services provided by key management members. Competition for management talent is intense in the property development sector. In particular, we are highly dependent on Mr. Yong Zhang, our founder, Chairman and Chief Executive Officer, and Mr. Longgen Zhang, our Chief Financial Officer. We do not maintain key employee insurance. In the event that we lose the services of any key management member, we may be unable to identify and recruit suitable successors in a timely manner or at all, which will adversely affect our business and operations. Moreover, we need to employ and retain more management personnel to support our expansion into other Tier II cities on a much larger geographical scale. If we cannot attract and retain suitable human resources, especially at the management level, our business and future growth will be adversely affected.

Grants of employee share options and other share-based compensation could adversely affect our net income.

In August 2007, we adopted an equity incentive plan for our directors, management, employees and consultants under which we granted share options and restricted share awards for the purchase of up to 6,802,495 common shares. In November 2007, we adopted a long term incentive plan for our directors, management and key employees under which we are authorized to grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10 million common shares. As a result of the grant of options and awards under these plans, we expect to incur share-based compensation expenses in future periods. We may adopt additional equity incentive plans in the future. We have adopted Statement of Financial Accounting Standard No. 123(R) for the accounting treatment of our share-based compensation. We account for compensation costs for all stock-based awards using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with U.S. GAAP, which may reduce our net income.

Increases in the price of raw materials may increase our cost of sales and reduce our earnings.

Our third-party contractors are responsible for procuring almost all of the raw materials used in our project developments. Our construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in government-suggested steel prices. The increase in steel prices could result in an increase in our construction cost. In 2006, for instance, the average price of steel increased approximately 4%, which in turn increased our cost. In addition, the increases in the price of raw materials, such as cement, concrete blocks and bricks, in the long run could be passed on to us by our contractors, which will increase our construction cost. Any such cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

If we do not maintain good relationships with our joint venture partners, our results of operations may be adversely affected.

One of our project companies, Jiantou Xinyuan, is a joint venture established under PRC law. We hold a 45% equity interest in Jiantou Xinyuan, with 50% held by Zhengzhou General Construction Investment Company and the remaining 5% held by Zhengzhou Jiantou Project Consulting Co., Ltd. As of September 30, 2007, Jiantou Xinyuan had completed International City Garden I and was in the process of developing International City Garden II, City Mansion and International Plaza. These four projects have an aggregate GFA of 473,895 square meters. We hold only a minority interest in Jiantou Xinyuan and do not have full control over its operations. We may not be able to control the quality of products produced by Jiantou Xinyuan. Under the joint venture contract, we and other shareholders agree to share the profits according to our respective equity interests in Jiantou Xinyuan, but we require the consent of our joint venture partners before we can cause the joint ventures to distribute profits to the shareholders, including us. Furthermore, our joint venture partners and the joint venture themselves may hold different views or have different interests from ours, and therefore may compete in the same market with us, in which case our interest and future development may be materially adversely affected.

If we do not maintain good relationships with our institutional shareholders, our business and operations may be adversely affected.

Our institutional shareholders, Blue Ridge China and Equity International, have substantial ownership of our shares. Blue Ridge China owns 25.75% of our outstanding share capital as of the date of this prospectus and will own approximately         % of our outstanding share capital upon completion of this offering. Equity International owns 17.17% of our outstanding share capital as of the date of this prospectus and will own approximately         % of our outstanding share capital upon completion of this offering. Each of Blue Ridge

China and Equity International has appointed one director to our board. While Blue Ridge China’s and EI’s rights to appoint directors to our board will be terminated upon completion of this offering, the two directors designated by them (Yue (Justin) Tang and Christopher J. Fiegen) will remain our directors until their resignation or removal. If we do not maintain a good relationship with either Blue Ridge China or Equity International, that could have an adverse effect on us.

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate all of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness depends upon dividends that we receive from our subsidiaries in China. If our subsidiaries incur indebtedness or losses, such indebtedness or loss may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its respective registered capital. As of September 30, 2007, our restricted reserves amounted to US$4.1 million, and our accumulated profits that were unrestricted and were available for distribution amounted to US$57.5 million. On November 13, 2007, we modified the Series A preference shares which resulted in recording a deemed dividend that will eliminate the accumulated profits of US$57.5 million as at September 30, 2007. Our restricted reserves are not distributable as cash dividends. The indentures for our floating rate notes and convertible notes contain restrictions on our subsidiaries’ ability to pay dividends. In addition, restrictive covenants in bank credit facilities, joint venture agreements or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Any unauthorized use of our brand or trademark may adversely affect our business.

We own trademarks for “ ”, in the form of Chinese characters and our company logo. We rely on the PRC intellectual property and anti-unfair competition laws and contractual restrictions to protect brand name and trademarks. We believe our brand, trademarks and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

We may be subject to additional payments of statutory employee benefits.

According to PRC central government and local regulations, we are required to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance for all employees, to designated government agents. We pay statutory employee benefits based on the local government pre-set contribution ratio, while we accrue provisions for unpaid employee benefits based on relevant central government regulations. We cannot be certain that such accrued amount will be sufficient to meet any additional employee benefits payments that we are required to pay in the future. In addition, we have underpaid certain employee benefits based on the local government pre-set ratio in the past. We may need to settle the underpaid amount plus late payment interest, and may also be subject to fines or penalties for the underpayment, which may have a material adverse effect on our financial condition.

We do not have insurance to cover potential losses and claims.

We do not have insurance coverage against potential losses or damages with respect to our properties before their delivery to customers, nor do we maintain insurance coverage against liability from tortious acts or other personal injuries on our project sites. Although we require our contractors to carry insurance, we believe most of our contractors do not comply with this requirement. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay our claims. In addition, there are certain types of losses, such as losses due to earthquakes, which are currently uninsurable in China. While we believe that our practice is in line with the general practice in the PRC property development industry, there may be instances when we will have to internalize losses, damages and liabilities because of the lack of insurance coverage, which may in turn adversely affect our financial condition and results of operations.

We may fail to obtain, or may experience material delays in obtaining necessary government approvals for any major property development, which will adversely affect our business.

The real estate industry is strictly regulated by the PRC government. Property developers in China must abide by various laws and regulations, including implementation rules promulgated by local governments to enforce these laws and regulations. Before commencing, and during the course of, development of a property project, we need to apply for various licenses, permits, certificates and approvals, including land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these certificates and permits. To date, we have not encountered serious delays or difficulties in the process of applying for these certificates and permits, but we cannot guarantee that we will not encounter serious delays or difficulties in the future. In the event that we fail to obtain the necessary governmental approvals for any of our major property projects, or a serious delay occurs in the government’s examination and approval progress, we may not be able to maintain our development schedule and our business and cash flows may be adversely affected.

We may forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts.

According to the relevant PRC regulations, if we fail to develop a property project according to the terms of the land use rights grant contract, including those relating to the payment of land premiums, specified use of the land and the time for commencement and completion of the property development, the PRC government may issue a warning, may impose a penalty or may order us to forfeit the land. Specifically, under current PRC law, if we fail to commence development within one year after the commencement date stipulated in the land use rights grant contract, the relevant PRC land bureau may issue a warning notice to us and impose an idle land fee on the land of up to 20% of the land premium. If we fail to commence development within two years, the land will be subject to forfeiture to the PRC government, unless the delay in development is caused by government actions or force majeure. Even if the commencement of the land development is compliant with the land use rights grant contract, if the developed GFA on the land is less than one-third of the total GFA of the project or the total capital invested is less than one-fourth of the total investment of the project and the suspension of the development of the land continues for more than one year without government approval, the land will also be treated as idle land and be subject to penalty or forfeiture. We cannot assure you that circumstances leading to significant delays in our development schedule or forfeiture of land will not arise in the future. If we forfeit land, we will not only lose the opportunity to develop the property projects on such land, but may also lose all past investments in such land, including land premiums paid and development costs incurred.

Any non-compliant GFA of our uncompleted and future property developments will be subject to governmental approval and additional payments.

The local government authorities inspect property developments after their completion and issue the completion acceptance certificates if the developments are in compliance with the relevant laws and regulations.

If the total constructed GFA of a property development exceeds the GFA originally authorized in the relevant land grant contracts or construction permit, or if the completed property contains built-up areas that do not conform with the plan authorized by the construction permit, the property developer may be required to pay additional amounts or take corrective actions with respect to such non-compliant GFA before a completion acceptance certificate can be issued to the property development.

We have obtained completion acceptance certificates for all of our completed properties as of September 30, 2007. However, we cannot be certain that local government authorities will not find the total constructed GFA upon completion of our existing projects under development or any future property developments to exceed the relevant authorized GFA. Any such non-compliance could lead to additional payments or penalty, which would adversely affect our financial condition.

We may not be able to continue obtaining qualification certificates, which will adversely affect our business.

Real estate developers in the PRC must obtain a formal qualification certificate in order to carry on a property development business in the PRC. According to the PRC regulations on qualification of property developers issued in 2000, a newly established property developer must first apply for a temporary qualification certificate with a one-year validity, which can be renewed for not more than two years. If, however, the newly established property developer fails to commence a property development project within the one-year period during which the temporary qualification certificate is in effect, it will not be allowed to renew its temporary qualification certificate. All qualification certificates are subject to renewal on an annual basis. Under government regulations, developers must fulfill all statutory requirements before they may obtain or renew their qualification certificates. In accordance with the provisions of the rules on the administration of qualifications, the real estate developer qualifications are classified into four classes and the approval system for each class is tiered. The approval for Class I Qualification is subject to examination by the construction authority under the State Council, that is, the central government, and the procedure for approval of developers for Class II Qualification or lower qualifications is administered by the construction authorities at the provincial-level of government. A real estate developer may only engage in the development and sale of real estate within its approved scope of business. For instance, a Class I developer is not restricted to the scale of real estate projects to be developed and may undertake real estate development projects anywhere in the country, while a Class II or below developer may undertake projects with construction area of less than 250,000 square meters per project. See “Regulation—Regulations on Qualifications of Developer.”

There can be no assurance that some of our project companies that are in the process of applying for proper qualification certificates will be able to obtain such certificates timely to commence their planned real estate projects development on schedule. There can be no further assurance that we and our project companies will continue to be able to extend or renew the qualification certificates or be able to successfully upgrade the current qualification class to a higher qualification. If we or our project companies are unable to obtain or renew qualification certificates, the PRC government will refuse to issue pre-sale and other permits necessary for the conduct of the property development business, and our results of operations, financial condition and cash flows will be adversely affected.

Our failure to assist our customers in applying for property ownership certificates in a timely manner may lead to compensatory liabilities to our customers.

We are required to meet various requirements within 90 days after delivery of property, or such other period contracted with our customers, in order for our customers to apply for their property ownership certificates, including passing various governmental clearances, formalities and procedures. Under our sales contract, we are liable for any delay in the submission of the required documents as a result of our failure to meet such requirements, and are required to compensate our customers for delays. In the case of serious delays on one or more property projects, we may be required to pay significant compensation to our customers and our reputation may be adversely affected.

We may become involved in legal and other proceedings from time to time and may suffer significant liabilities or other losses as a result.

We have in the past, and may in future, become involved in disputes with various parties relating to the acquisition of land use rights, the development and sale of our properties or other aspects of our business and operations. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. For example, our acquisition and development of a site in Zhengzhou in 2004 was delayed because the vendor failed to transfer the land use rights to us as agreed under our contract, despite a deposit we paid. We brought legal proceedings against the vendor to enforce our rights, which were finally determined in our favor in November 2006. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property developments.

We are subject to potential environmental liability.

We are subject to a variety of laws and regulations concerning the protection of health and the environment. The particular environmental laws and regulations that apply to any given development site vary significantly according to the site’s location and environmental condition, the present and former uses of the site and the nature of the adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict project development activity in environmentally-sensitive regions or areas. Although the environmental investigations conducted by local environmental authorities have not revealed any environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations to date, it is possible that these investigations did not reveal all environmental liabilities and that there are material environmental liabilities of which we are unaware. We cannot assure you that future environmental investigations will not reveal material environmental liability. Also, we cannot assure you that the PRC government will not change the existing laws and regulations or impose additional or stricter laws or regulations, the compliance of which may cause us to incur significant capital expenditure. See “Business—Environmental Matters.”

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the first full fiscal year subsequent to our listing. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it believes that the design or implementation of our internal controls is not effective, or if it interprets the relevant requirements differently from us.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We have begun the process of improving our internal controls over financial reporting. For example, in the course of auditing our consolidated financial statements as of and for the year ended December 31, 2006, our auditors recommended that our key accounting personnel be provided with training on the application of U.S. GAAP to improve the quality of our financial reporting. Based on such recommendation, we have hired additional staff with U.S. GAAP experience. We plan to complete a review of our internal controls and remedy any weaknesses or deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Risk Relating to the Residential Property Industry in China

We are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage.

The residential property industry in the PRC is still in a relatively early stage of development. Although demand for residential property in the PRC has been growing rapidly in recent years, such growth is often coupled with volatility in market conditions and fluctuation in property prices. It is extremely difficult to predict how much and when demand will develop, as many social, political, economic, legal and other factors, most of which are beyond our control, may affect the development of the market. The level of uncertainty is increased by the limited availability of accurate financial and market information as well as the overall low level of transparency in the PRC, especially in Tier II cities which have lagged in progress in these aspects when compared to Tier I cities.

The lack of a liquid secondary market for residential property may discourage investors from acquiring new properties. The limited amount of property mortgage financing available to PRC individuals may further inhibit demand for residential developments.

We face intense competition from other real estate developers.

The property industry in the PRC is highly competitive. In the Tier II cities we focus on, local and regional property developers are our major competitors, and an increasing number of large state-owned and private national property developers have started entering these markets. Many of our competitors, especially the state-owned and private national property developers, are well capitalized and have greater financial, marketing and other resources than we have. Some also have larger land banks, greater economies of scale, broader name recognition, a longer track record and more established relationships in certain markets. In addition, the PRC government’s recent measures designed to reduce land supply further increased competition for land among property developers.

Competition among property developers may result in increased costs for the acquisition of land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in property prices in certain parts of the PRC, a slowdown in the rate at which new property developments will be approved and/or reviewed by the relevant government authorities and an increase in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial condition. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. If we cannot respond to changes in market conditions as promptly and effectively as our competitors, or effectively compete for land acquisition through the auction systems and acquire other factors of production, our business and financial condition will be adversely affected.

In addition, risk of property over-supply is increasing in parts of China, where property investment, trading and speculation have become overly active. We are exposed to the risk that in the event of actual or perceived over-supply, property prices may fall drastically, and our revenue and profitability will be adversely affected.

The PRC government may adopt further measures to curtail the overheating of the property sector.

Along with the economic growth in China, investments in the property sectors have increased significantly in the past few years. In response to concerns over the scale of the increase in property investments, the PRC government has introduced policies to curtail property development. We believe the following regulations, among others, significantly affect the property industry in China.

In May 2006, the Ministry of Construction, National Development and Reform Commission, or the NDRC, PBOC and other relevant PRC government authorities jointly issued the Opinions on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, which introduced measures to limit resources allocated to the luxury residential market. For instances, the new measures require that at least 70% of a residential project must consist of units with a GFA of less than 90 square meters per unit, and the minimum amount of down payment was increased from 20% to 30% of the purchase price of the underlying property if it has a unit GFA of 90 square meters or more. In September 2007, PBOC and China Banking Regulatory Commission issued the Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, which increased the minimum down payment for any purchase of second or subsequent residential property to 40% of the purchase price if the purchaser had obtained a bank loan to finance the purchase of his or her first property.

In July 2006, the Ministry of Construction, the Ministry of Commerce, NDRC, PBOC, the State Administration for Industry and Commerce and SAFE issued Opinions on Regulating the Entry and Administration of Foreign Investment in Real Property Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements of registered capital of a foreign invested real property enterprise as well as thresholds for a foreign invested real property enterprise to borrow domestic or overseas loans. In addition, since June 2007, a foreign invested real property enterprise approved by local authorities is required to register such approvals with the Ministry of Commerce.

The PRC government’s restrictive regulations and measures to curtail the overheating of the property sector could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures, which could further slow down property development in China and adversely affect our business and prospects.

Our sales will be affected if mortgage financing becomes more costly or otherwise becomes less attractive.

Substantially all purchasers of our residential properties rely on mortgages to fund their purchases. An increase in interest rates may significantly increase the cost of mortgage financing, thus affecting the affordability of residential properties. In 2007, PBOC raised the lending rates five times. The benchmark lending rate for loans with a term of over five years, which affects mortgage rates, has been increased to 7.83%. The PRC government and commercial banks may also increase the down payment requirement, impose other conditions or otherwise change the regulatory framework in a manner that would make mortgage financing unavailable or unattractive to potential property purchasers. Under current PRC laws and regulations, purchasers of residential properties generally must pay at least 20% of the purchase price of the properties before they can finance their purchases through mortgages. In May 2006, the PRC government increased the minimum amount of down payment to 30% of the purchase price of the underlying property if such property has a unit GFA of 90 square meters or more. In September 2007, the minimum down payment for any purchase of second or subsequent residential property was increased to 40% of the purchase price if the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase shall not be less than 110% of the PBOC benchmark rate of the same term and category. For further purchases of properties, there would be upward adjustments on the minimum down payment and interest rate for any bank loan. In addition, mortgagee banks may not lend to any individual borrower if the monthly repayment of the anticipated mortgage loan would exceed 50% of the individual borrower’s monthly income or if the total debt service of the individual borrower would exceed 55% of such individual’s monthly income. If the availability or attractiveness of mortgage financing is reduced or limited, many of our prospective customers may not be able to purchase our properties and, as a result, our business, liquidity and results of operations could be adversely affected.

In line with industry practice, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total amount of mortgage loans. Such guarantees expire upon the completion of the registration of the mortgage with the relevant mortgage registration authorities. If there are changes in laws, regulations, policies and practices that would prohibit property developers from providing guarantees to banks in respect of mortgages offered to property purchasers and as a result, banks would not accept any alternative guarantees by third parties, or if no third party is available or willing in the market to provide such guarantees, it may become more difficult for property purchasers to obtain mortgages from banks and other financial institutions during sales and pre-sales of its properties. Such difficulties in financing could result in a substantially lower rate of sale and pre-sale of our properties, which would adversely affect our cash flow, financial condition and results of operations. We are not aware of any impending changes in laws, regulations, policies or practices which will prohibit such practice in China. However, there can be no assurance that such changes in laws, regulations, policies or practices will not occur in China in the future.

Risks Relating to China

PRC economic, political and social conditions as well as government policies can affect our business.

The PRC economy differs from the economies of most developed countries in many aspects, including:

•	political structure;

•	degree of government involvement;

•	degree of development;

•	level and control of capital reinvestment;

•	control of foreign exchange; and

•	allocation of resources.

The PRC economy has been transitioning from a centrally planned economy to a more market-oriented economy. For more than two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. Although we believe these reforms will have a positive effect on China’s overall and long-term development, we cannot predict whether changes in the PRC economic, political and social conditions, laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations.

Changes in foreign exchange regulations may adversely affect our results of operations.

We currently receive all of our revenues in RMB. The PRC government regulates the conversion between RMB and foreign currencies. Over the years, the government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debt. However, foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. There can be no assurance that these PRC laws and regulations on foreign investment will not cast uncertainties on our financing and operating plans in China. Under current foreign exchange regulations in China, subject to the relevant registration at SAFE, we will be able to pay dividends in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies might have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies.

Fluctuations in the value of RMB will affect the amount of our non-RMB debt service in RMB terms and affect the value of, and dividends payable on, our ADSs in foreign currency terms.

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by People’s Bank of China in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, People’s Bank of China revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar. As a result, the value of RMB appreciated by 2% on that day. Since then, the PRC central bank has allowed the official RMB exchange rate to float against a basket of foreign currencies. There can be no assurance that such exchange rate will not fluctuate widely against the U.S. dollar or any other foreign currency in the future. Fluctuation of the value of RMB will affect the amount of our non-RMB debt service in RMB terms since we have to convert RMB into non-RMB currencies to service our foreign debt, including our floating rate and convertible notes. Since our income and profits are denominated in RMB, any appreciation of RMB will also increase the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, any depreciation of RMB will decrease the value of, and any dividends payable on, our ADSs in foreign currency terms.

Interpretation of PRC laws and regulations involves uncertainty.

Our core business is conducted within China and is governed by PRC laws and regulations. The PRC legal system is based on written statutes, and prior court decisions can only be used as a reference. Since 1979, the PRC government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of PRC laws and regulations involves a degree of uncertainty. Some of these laws may be changed without being immediately published or may be amended with retroactive effect. Depending on the government agency or how an application or case is presented to such agency, we may receive less favorable interpretations of laws and regulations than our competitors, particularly if a competitor has long been established in the locality of, and has developed a relationship with, such agency. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. All these uncertainties may cause difficulties in the enforcement of our land use rights, entitlements under its permits, and other statutory and contractual rights and interests.

The PRC national and regional economies may be adversely affected by a recurrence of epidemic.

Certain areas of China, including the Tier II cities where we operate, are susceptible to epidemics such as Severe Acute Respiratory Syndrome, or SARS, or avian influenza. A recurrence of SARS, avian influenza or any epidemic in these cities or other areas of China could result in material disruptions to our property developments, which in turn could materially and adversely affect our financial condition and results of operations.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

SAFE issued a public notice in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or acquiring the control of any company outside of China for the purpose of financing that offshore company with assets or equity interest in a PRC company. PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to conduct the overseas investment registration with the local SAFE branch before March 31, 2006, and once the special purpose vehicle has a major capital change event (including overseas equity or convertible bonds financing), the residents must conduct a registration relating to the change within 30 days of occurrence of the event. On May 29, 2007, the SAFE issued an additional notice, clarifying some outstanding issues and providing standard operating procedures for implementing the prior notice. According to the new notice, SAFE sets up seven schedules that track registration requirements for offshore fundraising and roundtrip investments.

We have already urged our shareholders who are PRC residents to make the necessary applications and filings as required under these notices and other related rules. However, as a result of uncertainty concerning the reconciliation of these notices with other approval or registration requirements, it remains unclear how these notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by these notices or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

We may face PRC regulatory risks relating to our equity incentive plan and long term incentive plan.

On March 28, 2007, the SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules. Under the Stock Option Rules, PRC citizens who are granted stock options and other types of stock-based awards by an overseas publicly-listed company are required, through an agent of the overseas publicly-listed company, generally its PRC subsidiary or a financial institution, to obtain approval from the local SAFE branch. We and our PRC directors, management employees and consultants who have been granted share options and other awards under our equity incentive plan and our long term incentive plan will be subject to the Stock Option Rules when we become a U.S.-listed company. If we, or any of these persons, fail to comply with the relevant rules or requirements, we may be subject to penalties, such as fines. Furthermore, prior to this offering, we are required to file our equity incentive plan and our long term incentive plan with the relevant foreign exchange authority. If we fail to comply with these rules, we may be subject to the relevant penalties and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

Risks Relating to our ADSs and this Offering

There has been no public market for our common shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our common shares or ADSs. Our ADSs have been approved for listing on the New York Stock Exchange. Our common shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other real estate developers, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering at the assumed initial public offering price of US$            , the midpoint of the estimated range of the initial public offering price, you will incur immediate dilution of US$             per ADS. See “Dilution.” In addition, you may experience further dilution to the extent that additional common shares are issued upon the exercise of options, warrants and further options we may grant from time to time, and the conversion of our convertible notes.

We may raise additional capital through the sale of additional equity or debt securities, which could result in additional dilution to our shareholders, or impose upon us additional financial obligations.

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of our property developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. The sale of additional equity securities, including additional warrants, could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations, including our ability to pay dividends or redeem stock. We cannot guarantee that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have              common shares outstanding, including              common shares represented by              ADSs, assuming the underwriters do not exercise the over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriter for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our common shares will have the right to cause us to register the sale of certain number of shares under the Securities Act, subject to a 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

The interests of our existing shareholders may not be aligned with the interests of our other shareholders.

Mr. Yong Zhang, chairman of our board of directors and chief executive officer, together with his spouse, Ms. Yuyan Yang, who is a shareholder of us, currently beneficially owns 55.37% of our outstanding share capital and will beneficially own approximately             % of our outstanding share capital upon completion of this offering. Accordingly, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, our institutional shareholders, Blue Ridge China and Equity International, also have substantial ownership of our shares. Blue Ridge China owns 25.75% of our outstanding share capital as of the date of this prospectus and will own approximately             % of our outstanding share capital upon completion of this offering. Equity International owns 17.17% of our outstanding share capital as of the date of this prospectus and will own approximately             % of our outstanding share capital upon completion of this offering. This concentration of ownership may result in actions being taken even if opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, it may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

Compliance with new rules and regulations applicable to companies publicly listed in the United States is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the market price of our ADSs to decrease.

In addition to Section 404, the Sarbanes-Oxley Act also mandates, among other things, that companies adopt new corporate governance measures, imposes comprehensive reporting and disclosure requirements, sets stricter independence and financial expertise standards for audit committee members, and imposes increased civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. For example, in response to the Sarbanes-Oxley Act, the New York Stock Exchange has adopted additional comprehensive rules and regulations relating to corporate governance. We expect these new laws, rules and regulations will increase the scope, complexity and cost of our corporate governance and future reporting and disclosure practices. Our current and future compliance efforts will continue to require significant management attention. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers to fill critical positions within our company. Any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us, cause the market price of our ADSs to decrease or even result in the delisting of our ADSs from the New York Stock Exchange.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. As soon as practicable after the depositary receives from us a notice of a shareholders’ meeting, the depositary will distribute to registered holders of ADRs a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each registered holder on the record date set for such purpose will, subject to any applicable provisions of Cayman Island law, be entitled to instruct the depositary as to the exercise of the voting rights and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us. The depositary will not itself exercise any voting discretion in respect of any shares nor will it provide any instructions with respect to the shares represented by any ADSs for which voting instructions were not timely and properly received. There can be no guarantee that registered holders of ADRs will receive the notice described above with sufficient time to enable them to return any voting instructions to the depositary in a timely manner. To the extent you hold your ADSs through a bank, broker or other nominee, you will be relying upon such institutions with respect to voting matters.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or are exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries and affiliated entities in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management named in the prospectus.

We conduct substantially all of our operations in China and all of our assets are located in China. In addition, except for two directors, all of our directors and senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering.

Our allocation of the net proceeds to be received by us of this offering is based on current plans and business conditions. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and market developments and the number and type of new projects, if any, we undertake. Accordingly, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our articles of association may contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs.

We are considering adopting amended and restated articles of association that will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected. As a result, the price of our ADSs may fall.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2007. However, the determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC. Because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our ADSs and common shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

We may be classified as a controlled foreign corporation, which will result in application of special rules to certain of our U.S. holders.

Given our current ownership, there is a possibility that we may be a controlled foreign corporation, or CFC, following the issuance of the ADSs. Because CFC status is a factual determination dependent on the circumstances existing on the relevant date and thereafter, our U.S. counsel expresses no opinion with respect to our CFC status following the issuance of ADSs. If we were treated as a CFC for any taxable year during which a U.S. 10% shareholder held ADSs or common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. 10% shareholder. See “Taxation—U.S. Federal Income Taxation—Controlled Foreign Corporation.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Industry” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our future business development, results of operations and financial condition;

•	our expectations with respect to our ability to acquire adequate suitable land use rights for future development;

•	our ability to continue to implement our business model successfully;

•	our ability to secure adequate financing for our project development;

•	our ability to successfully sell or complete our property projects under construction and planning;

•	our ability to enter into new geographic markets and expand our operations;

•	our ability to maintain strict cost control;

•	our ability to obtain permits and licenses to carry on our business;

•	competition from other real estate developers;

•	our belief with respect to market opportunities in, and growth prospects of, Tier II cities in China;

•	the expected growth of the real estate industry in China, particularly Tier II cities; and

•	fluctuations in general economic and business conditions in China.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$             per ADS, the midpoint of the range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$             million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We intend to use approximately US$             of the net proceeds to acquire land use rights for future property development projects and to use the remaining net proceeds for working capital and other general corporate purposes.

The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and market developments and the number and type of new projects, if any, we undertake. Accordingly, our management will have significant discretion in the allocation of the net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

In utilizing the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our existing and any future PRC subsidiaries through capital contributions, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to China—Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.”

DIVIDEND POLICY

We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Under our indentures for our floating rates notes and our convertible notes, we may not pay dividends unless our net income or cash flow exceeds specified thresholds and certain other conditions are satisfied. Assuming we are able, in accordance with these contractual arrangements, to pay dividends, any payment of dividends will still be subject to our board of directors’ discretion and the form, frequency and amount of any dividend will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our common shares, if any, will be paid in U.S. dollars.

EXCHANGE RATES

Our financial statements and other financial data included in this prospectus are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. Their financial statements are translated into United States dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity.

The RMB is not freely convertible into foreign currency. Since January 1, 1994, the PBOC has set and published daily a base exchange rate with reference primarily to the supply and demand of RMB against the U.S. dollar in the market during the prior day. On July 21, 2005, the PBOC announced a reform of its exchange rate system and revalued the RMB to RMB8.11 to US$1.00. Under the reform, the RMB is no longer effectively linked to the U.S. dollar but instead is allowed to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. The PBOC announces the RMB’s closing price each day, and that rate serves as the midpoint of the next day’s trading band.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in RMB per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2002	8.2800	8.2770	8.2800	8.2700
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September	7.4928	7.5196	7.5540	7.4928
October	7.4682	7.5016	7.5158	7.4682
November (through November 15)	7.4250	7.4383	7.4582	7.4190

(1)	Determined by averaging the rates on the last business day of each month during the relevant period for annual and quarterly periods and each business day for monthly periods or any part thereof.

We make no representation that any RMB or U.S. amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (i) the deemed dividend of US$             from the common shareholders to the Series A preference shareholders upon the modification of Series A preference shares; (ii) the automatic conversion of all of our outstanding Series A preference shares into 30,805,400 common shares upon completion of this offering; (iii) the issuance of 1,853,172 common shares upon the exercise of the Burnham warrants prior to the completion of this offering; and (iv) the issuance and sale of            common shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2007
	Actual	As Adjusted(1)
	(US$ in thousands)

Long-term debt(2)	233,130

Series A convertible redeemable preference shares, US$0.0001 par value, 50,000,000 shares authorized; 30,805,400 shares issued and outstanding, actual; 0 shares issued and outstanding, as adjusted	24,441

Shareholders’ equity:
Common shares, US$0.0001 par value, 500,000,000 shares authorized; 75,704,379 shares issued and outstanding, actual shares issued and outstanding, as adjusted	8
Additional paid-in capital(3)	17,181
Statutory reserves	4,067
Retained earnings	57,477
Accumulated other comprehensive earnings	8,025

Total shareholders’ equity(3)	86,758

Total capitalization(3)	344,328

(1)	Excludes:
•	6,802,495 common shares underlying all of the options and restricted share awards granted on August 11, 2007;

•	2,441,844 common shares underlying the options granted on November 5, 2007;

•	9,597,120 common shares issuable upon the conversion of the convertible notes; and

•

             common shares underlying the warrants issued to the holders of our floating rate notes, assuming an initial public offering price of US$             per ADS (the mid-point of the price range set forth on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would decrease (increase) the number of common shares underlying the warrants issued to the holders of our floating rate notes by              shares.

(2)	Includes long-term bank loans, convertible notes and floating rate notes but excludes fair value of embedded derivatives.
(3)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$             million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares.

Our net tangible book value as of September 30, 2007 was US$109,438,339, or US$1.03 per common share and US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after September 30, 2007, other than to give effect to (i) the automatic conversion of our Series A preference shares into 30,805,400 common shares upon completion of this offering, (ii) the issuance of 1,853,172 common shares upon the exercise of the Burnham warrants at the completion of this offering; (iii) 9,597,120 common shares issuable upon the conversion of the convertible notes, (iv)              common shares underlying the warrants issued to the holders of our floating rate notes, assuming an initial public offering price of US$             per ADS (the mid-point of the price range set forth on the front cover of this prospectus), and (v) the issuance and sale of              common shares in the form of ADSs by us in this offering, at the assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of September 30, 2007 would have increased to US$             million or US$             per common share or US$             per ADS. This represents an immediate increase in net tangible book value of US$             per common share, or US$             per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$             per common share, or US$             per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Assumed initial public offering price per ADS	US$
Net tangible book value per common share as of September 30, 2007	US$1.03
Adjusted net tangible book value per common share after giving effect to this offering and the common share issuances described above	US$
Adjusted net tangible book value per ADS after giving effect to this offering and the common share issuances described above	US$
Amount of dilution in net tangible book value per common share to new investors in this offering	US$
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, or by US$             per common share and by US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of this offering.

The following table summarizes, on a pro forma basis as of September 30, 2007, the differences between existing shareholders (including holders of our Series A preference shares and our issued warrants that will be automatically converted into or exercised for our common shares immediately upon the completion of this offering) and the new investors with respect to the number of common shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per common share and per ADS paid before deducting underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price. The total number of common shares in the following table does not include common shares underlying the ADSs issuable upon the exercise of the underwriters’ over-allotment option.

	Common Shares Purchased		Total Consideration		Average Price Per Common Share	Average Price Per ADS
	Number	Percent	Amount	Percent

Existing shareholders(1)		%	US$	%	US$	US$

New investors

Total		%	US$	%

(1)

Assumes the automatic conversion of our outstanding Series A preference shares into common shares and the issuance of common shares upon the exercise of our issued warrants at the completion of this offering.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$             million, US$             million and US$            , respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The dilution to new investors will be US$             per common share and US$             per ADS, if the underwriters exercise in full their over-allotment option.

The discussion and tables above also assume no exercise of any outstanding share options or awards under our 2007 equity incentive plan and 2007 long term incentive plan. In August 2007, we adopted our 2007 equity incentive plan pursuant to which we granted share options and restricted share awards for 6,802,495 common shares to our directors, management, employees and consultants. In November 2007, we adopted our 2007 long term incentive plan for our directors, management and employees under which we are authorized to grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10 million common shares. To the extent that any of these options or other awards are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations and other consolidated financial data for the years ended December 31, 2004, 2005 and 2006, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The selected consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations data and the consolidated balance sheet data as of and for the years ended December 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. Our consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

You should read the selected consolidated financial data in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	US$	US$	US$	US$	US$	US$	US$
	(unaudited)					(unaudited)
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data(1)
Total revenues	12,807	16,746	35,632	61,942	142,367	99,655	218,301
Total costs of revenues	(11,875)	(11,978)	(26,376)	(42,632)	(108,196)	(75,613)	(146,990)
Selling and distribution expenses	(493)	(1,319)	(1,604)	(2,175)	(2,996)	(1,876)	(5,957)
General and administrative expenses	(537)	(939)	(1,004)	(1,696)	(3,626)	(2,095)	(7,736)

Operating income	(99)	2,510	6,648	15,439	27,549	20,071	57,618
Net income before minority interest	(471)	1,067	3,943	9,548	16,120	12,493	35,965
Net income	(471)	1,067	3,943	9,563	16,123	12,495	35,965
Earnings per share
- Basic	(0.01)	0.02	0.07	0.16	0.21	0.19	0.32
- Diluted	—	—	0.07	0.16	0.21	0.19	0.30
Shares used in computation
- Basic	60,000,000	60,000,000	60,000,000	60,000,000	72,694,467	63,038,341	106,509,779
- Diluted	60,000,000	60,000,000	60,000,000	60,000,000	72,694,467	63,038,341	114,268,871
Pro forma earnings per share
- Basic (unaudited)(2)	—	—	—	—	0.17	—	0.34
- Diluted (unaudited)(2)	—	—	—	—	0.17	—	0.30
Pro forma shares used in computation
- Basic (unaudited)(2)	—	—	—	—	92,612,479	—	106,531,892
- Diluted (unaudited)(2)	—	—	—	—	96,612,479	—	114,333,967
Earnings per ADS(3)
- Basic
- Diluted
Other Operating Data
Number of projects launched	2	3	2	2	3	2	5
Aggregate GFA delivered (m2)	54,304	53,076	107,455	161,717	370,105	148,654	350,357

	As of December 31,					As of September 30,
	2002	2003	2004	2005	2006	2007
	US$	US$	US$	US$	US$	US$
	(unaudited)				(unaudited)
	(in thousands)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	2,812	2,822	5,249	14,929	34,914	106,410
Restricted cash	1,432	3,792	11,399	5,385	32,011	41,916
Real estate property under development(4)	18,091	24,914	47,403	64,857	106,804	308,709
Total current assets	26,660	38,294	65,121	90,357	174,426	428,576
Total assets	27,899	43,683	83,004	108,702	204,956	505,017
Total current liabilities	23,851	32,756	72,855	82,228	118,840	131,518
Long-term bank loans	3,624	9,001	3,141	7,435	12,806	139,998
Minority interest	—	—	—	22	—	—
Preference shares	—	—	—	—	22,309	24,441
Total shareholders’ equity	678	1,746	6,896	17,000	46,583	86,757

(1)

Our financial information is first prepared in RMB and then translated into U.S. dollars at (i) the following year-end exchange rates for assets and liabilities and (ii) the following average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the transactions occurred.

	As of and for the year ended December 31,					As of and for the nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
Period end RMB : US$ exchange rate	8.2773	8.2769	8.2765	8.0702	7.8087	7.9087	7.5108
Period average RMB : US$ exchange rate	8.2770	8.2771	8.2766	8.1734	7.9721	8.0079	7.6659

See “Exchange Rates” and Note 2(d) to our consolidated financial statements.
(2)

On August 25, 2006, we issued Series A preference shares that would convert automatically into 30,805,400 common shares upon the completion of an initial public offering. These pro forma amounts assume that the conversion had occurred “on a hypothetical basis” on January 1, 2006. The pro forma shares used in the computation for the nine months ended September 30, 2007 also include:

•	1,853,172 common shares issuable upon the exercise of the Burnham warrants, which we expect to be exercised prior to completion of this offering;

•

22,113 vested restricted shares, representing a weighted average based on the number of days from vesting to the ending date of the periods presented, and 42,983 unvested restricted shares calculated using the treasury-stock method; and

•	5,905,920 common shares issuable upon the conversion of the convertible notes, representing a weighted average based on the number of days from issuance to the ending date of the periods presented.

(3)	Earnings per ADS is calculated based on each ADS representing common shares. See “Description of American Depositary Shares.”
(4)	Includes real estate property under development recorded under current assets and non-current assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a fast-growing residential real estate developer that focuses on Tier II cities in China. We focus on developing large scale, quality residential projects aimed at providing middle-income consumers with a comfortable and convenient community life. Since our inception in 1997, we have completed 13 projects with total GFA of 939,829 square meters. As of September 30, 2007, we had 14 projects with estimated total GFA of 2,053,279 square meters under construction and planning, of which seven projects with estimated total GFA of 770,781 square meters were under construction.

We commenced operations in 1997 in Zhengzhou, the provincial capital of Henan Province, and we were ranked No. 1 among all property developers in Zhengzhou in terms of contracted sales of residential units in 2004, 2005 and 2006, according to statistics prepared by the Bureau of Real Estate Management in Zhengzhou. Since 2006, we have expanded into certain Tier II cities in China which we strategically selected based on a set of criteria, which include population and urbanization growth rate, general economic condition and growth rate, disposable income and purchasing power of resident consumers, anticipated demand for private residential properties, availability of future land supply and land prices and governmental urban planning and development policies. We have established operations in five Tier II cities in China, including Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou in Jiangsu Province and Zhengzhou in Henan Province.

Our revenues, derived primarily from sales of residential units, have grown from US$35.6 million in 2004 to US$61.9 million in 2005 and US$142.4 million in 2006, while our net income was US$3.9 million, US$9.6 million and US$16.1 million, respectively, for the same periods. For the nine months ended September 30, 2007, our revenue and net income were US$218.3 million and US$36.0 million, respectively. We have achieved our growth by employing a standardized and scalable business model that emphasizes rapid asset turnover, efficient capital management and strict cost control. We acquire land primarily through auctions of government land. This acquisition method allows us to obtain unoccupied land with unencumbered land use rights, which in turn enable us to avoid the time and expenses associated with demolition and re-settlement and to commence construction relatively quickly.

We hold a 45% minority interest in a joint venture project company, Jiantou Xinyuan, which had one completed project with total GFA of 107,846 square meters and three additional projects under construction with estimated total GFA of 366,049 square meters as of September 30, 2007. All of Jiantou Xinyuan’s projects are located in Zhengzhou.

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the Tier II cities where we operate. Sales of our residential units have been strong and 99.6% of the units in our completed projects have been sold as of September 30, 2007. We expect continuing economic growth in China, rising disposable income levels and population growth in Tier II cities to support demand for residential properties, including our residential units, over the next few years, despite recent measures by the PRC government to control overheating in the PRC property market.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

Since 2004, due to concerns that investment in the PRC property market may become excessive, the PRC government has introduced a series of measures to curb speculative investments in the property market, regulate real estate project lending and promote the development of more low- and mid-priced housing. These measures are discussed in more detail under “Regulation.” We believe that these policies have negatively affected our sales to a lesser extent than other property developers that focus on the luxury sector, because our business model focuses on the development of mid-priced housing, which is consistent with these policies. However, these measures will require us to invest greater capital outlay upfront to finance our projects and may increase our bank borrowing costs. As a consequence, we may not be able to expand our operations as rapidly as we could in the absence of these policies.

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase shall not be less than 110% of the PBOC benchmark rate of the same term and category. The pricing and continued availability of mortgage financing are important factors that affect our results of operations.

Number, type and location of our property developments

The amount of revenues we record in any given period is affected by a number of factors, including the number, type and location of properties we have under construction and their stage of completion, whether the completed units have been sold and the realized selling prices for such units. The average selling prices of our projects vary depending on the types and sizes of the units sold and on the location of the projects. As the overall development moves closer to completion, the sales prices tend to increase because a more established residential community is offered to purchasers. The type of property development affects the estimated construction period of the project, which largely determines the revenue recognition method we apply. Revenue recognized in any period under the full accrual method depends on the number, aggregate GFA and average selling prices of units completed and sold during the period. Revenue recognized in any period under the percentage of completion method depends on contracted sales of units in the relevant project and the completion progress of a project (measured by the ratio of cost incurred to total estimated cost). See “—Critical Accounting Policies.” As the completion and sales of our projects are not spread evenly over time, our results of operations may differ significantly from period to period.

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of our land use rights cost to fund project development after we receive required permits. Interest on our commercial bank borrowings is typically linked to benchmark lending rates published by the People’s Bank of China. In 2007, we issued US$75 million principal amount of floating rate notes, which bear interest at a variable rate based on LIBOR, and US$25 million principal amount of convertible notes, which bear interest at 2% per annum. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and our outstanding borrowings.

Acquisition of land use rights in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target Tier II cities. Under current regulations and market practice, land use rights for residential development purposes may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites in Tier II cities increases, the auction mechanism tends to lead to higher market-clearing prices, which has led to increasing land use rights costs. In 2004, 2005, 2006 and the nine months ended September 30, 2006 and 2007, land use rights costs, including auction price and taxes, constituted 22.8%, 23.8%, 30.0%, 28.9% and 37.2%, respectively, of our cost of revenue. We expect that our land use rights costs may continue to increase in the future, especially as we expand our operations to Tier II cities with higher land prices, which may lead to a decrease in our profit margin.

Our business and geographical expansion

We have expanded our business and operations significantly during the past three years and plan to continue this expansion over the next few years. The number of projects we had under construction has increased from three projects with total GFA of 278,868 square meters as of December 31, 2004 to five projects with total GFA of 584,011 square meters as of December 31, 2006 to seven projects with total GFA of 770,781 square meters as of September 30, 2007, and we had another seven projects with total GFA of 1,282,498 square meters under planning as of September 30, 2007. Since 2006, we have expanded our operations outside of Zhengzhou and we are currently developing and planning projects in five Tier II cities. As a result of this expansion, our capital investment and our financing needs have grown. Moreover, our operating expenses have increased as a result of this expansion, particularly because of the need to recruit more personnel and acquire office space as we expand into new cities. We expect our operating expenses, including our general and administrative expenses, to continue to increase as we continue to expand.

As a result of this offering, we will become a public company subject to the rules and regulations of the United States securities laws and the New York Stock Exchange relating to, among other things, corporate governance and internal controls. In preparation for our transition to become a public company, we have recruited additional management, accounting and other personnel. We have also incurred expenses to improve our enterprise resource management system and internal controls, and expect to incur additional associated costs in the near future.

Share-based compensation expenses

We adopted our equity incentive plan for our directors, management, employees and consultants in August 2007. On August 11, 2007, we granted share options and restricted share awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08. These options and restricted shares have various vesting periods ranging from 10 to 60 months, and will vest only if the holder is still a director or an employee or an affiliate of our company at the time of the relevant vesting. The share options will begin to vest upon the completion of this offering and they have a catch-up provision, at the discretion of our board of directors, to allow for vesting from the grant date upon completion of this offering. The restricted share awards have a catch-up provision upon the completion of this offering to allow for vesting from the grant date. These share options and restricted share awards will expire no later than August 10, 2017. See “Management—2007 Equity Incentive Plan.”

The share options and restricted share awards granted are performance-based and do not begin vesting until the consummation of this offering. As a result, no compensation expense had been recognized during the nine months ended September 30, 2007.

In November 2007, we adopted our 2007 long term incentive plan for our directors, management and key employees under which we are authorized to grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10 million common shares at prevailing market prices. On November 5, 2007, we granted options for an aggregate of 2,441,844 common shares at the exercise price that will be equal to the initial public offering price of the ADSs as set forth on the cover of this prospectus. These options have vesting periods of up to 36 months, starting at the listing date of this offering and will expire no later than the 10th anniversary of the date of grant. See “Management — 2007 Long Term Incentive Plan.”

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are inherently uncertain. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue and cost recognition

We apply either of two different methods for revenue recognition, depending on the expected construction period.

Full accrual method

Revenue from the sale of properties where the construction period (the period from the construction permit award date to the unit delivery date) is expected to be 12 months or less is recognized by the full accrual method when the sale is consummated and the unit has been delivered. A sale is considered to be consummated when the sales price has been paid, any permanent financing for which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have any substantial continuing involvement with the unit and the usual risks and rewards of ownership have been transferred to the buyer. Costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project cost. For these projects, our policy is that cash payments received from the buyer are recorded as a deposit liability and costs are capitalized as incurred, up to when the sale is consummated and the unit has been delivered.

Delivery and closing take place only after the local government has certified that the building is completed and ready for habitation (comparable to a certificate of occupancy in the United States) and the following events have occurred:

•

The sales department has determined that the sales contract is signed, the sales tax invoice is properly issued, the purchaser is physically present and the purchasers’ identification cards are checked;

•	All consideration has been paid by the purchaser; and

•	The unit has been inspected and accepted by the purchaser.

Percentage of completion method

Revenue from the sale of properties where the construction period is expected to be more than 12 months is recognized by the percentage of completion method on the sale of individual units based on the completion progress of a project, as described below.

We apply the percentage of completion method to projects with an expected construction period of over 12 months, not including any unforeseen delays, or delays beyond our control. For these projects, our policy is that cash payments received from the buyer are initially recorded as customer deposits, and costs are capitalized as incurred.

Revenue and profit from the sale of these development properties are recognized by the percentage of completion method on the sale of individual units when the following conditions are met:

(a)	construction is beyond a preliminary stage;

(b)	the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit;

(c)	sufficient units have already been sold to assure that the entire property will not revert to rental property;

(d)	sales prices are collectible; and

(e)	aggregate sales proceeds and costs can be reasonably estimated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

Our significant judgments and estimates related to applying the percentage of completion method include our estimates of the time necessary to complete the project, the total expected revenue and the total expected costs. Fluctuations in sales prices and variances in costs from budgets could change the percentages of completion and affect the amount of revenue and costs recognized. Changes in total estimated project cost or losses, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits.

Interest capitalization

We obtain loans from banks and shareholders and we issue debt securities to finance projects and provide for working capital. See “—Liquidity and Capital Resources.” We charge the borrowing costs related to working capital loans to interest expense when incurred and capitalize interest costs related to project developments as a component of the project costs.

The interest to be capitalized for a project is based on the amount of borrowings related specifically to such project. Interest for any period is capitalized based on the amounts of accumulated expenditures and the interest rate of the loans. Payments received from the pre-sales of units in the project are deducted in the computation of the amount of accumulated expenditures during a period. The interest capitalization period begins when expenditures have been incurred and activities necessary to prepare the asset (including administrative activities before construction) have begun, and ends when the project is substantially completed. Interest capitalized is limited to the amount of interest incurred.

The interest rate used in determining the amount of interest capitalized is the weighted average rate applicable to the project-specific borrowings. However, when accumulated expenditures exceed the principal amount of project-specific borrowings, we also capitalize interest on borrowings that are not specifically related to the project, at a weighted average rate of such borrowings.

Our significant judgments and estimates related to interest capitalization include the determination of the appropriate borrowing rates for the calculation, and the point at which capitalization is started and discontinued. Changes in the rates used or the timing of the capitalization period may affect the balance of property under development and the costs of sales recorded.

Income taxes

We have adopted the liability method for financial accounting and reporting for income taxes. We recognize:

•	the amount of taxes payable or refundable for the current fiscal year;

•	deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns; and

•	the difference between the taxes calculated based on our earnings at the statutory rates and the amounts charged by the local tax authorities based on our “deemed earnings.”

Our significant judgments and estimates include the allowability of deductible items for income tax purposes and other tax positions that we may take. Disagreements with the taxing authorities could subject us to additional taxes, and possibly, penalties.

Please see note 13 to our consolidated financial statements.

Impairment of long-lived assets

We review long-lived assets, including real estate projects, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected as a result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Our significant judgments and estimates related to impairment include our determination if an event has occurred to warrant an impairment test. If a test is required, other significant judgments and estimates include our expectations of future cash flows, and the calculation of the fair value of the assets impaired.

Share-based payments

Under SFAS No. 123(R), we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of stock options and other equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide services to us in exchange for the equity award. However, the options granted under the 2007 Equity Incentive Plan are performance-based and do not begin vesting until the consummation of our initial public offering. Due to the performance condition in the awards, no compensation expense has been recognized during the nine months ended September 30, 2007.

Since August 25, 2006, we have issued instruments convertible into or exercisable for common shares to investors, employees and directors as set forth in the following table.

Type of instrument	Issue Date/ Grant Date	No. of shares / warrant / option issued / granted	Conversion price / Exercise price	Fair Value of Instrument at Issue/Grant Date			Fair Value of Common Equity	Type of Valuation
				Per unit		Aggregate
			US$	US$		US$	US$
Series A Convertible Redeemable Preference Shares	August 25, 2006	30,805,400	0.81 Note(1)	0.80 Note(2)		24,504,000	0.53	(a	)
Series A Convertible Redeemable Preference Shares associated warrants	August 25, 2006	3,987,009	0.01	0.12		496,000	0.53	(a	)
Burnham warrants	August 25, 2006	1,853,172	0.81	0.03		55,595	0.53	(c	)
Floating rate note warrants	April 13, 2007	750	Note(3)	9,812.00		7,359,000	1.45	(a	)
Convertible notes	April 13, 2007	9,597,120	2.60 Note(1)	2.60		25,000,000	1.45	(a	)
Stock Option Plan I	August 11, 2007	3,604,078	0.0001	3.25		11,713,254	3.25	(b	)
Stock Option Plan II	August 11, 2007	400,000	0.81	2.69		1,076,000	3.25	(b	)
Stock Option Plan III	August 11, 2007	2,798,417	2.50	1.98		5,540,866	3.25	(b	)
Stock Option Plan IV	November 5, 2007	2,441,844	price of this offering	Note	(4)			(d	)

(a)	Retrospective valuation of common equity by American Appraisal China Limited, an independent third party appraisal firm.
(b)	Contemporaneous valuation of common equity by American Appraisal China Limited.
(c)	Valuation based on the value of services provided.
(d)	Valuation of common shares by management based on an assumed initial offering price of US$ , the mid-point of the indicative price range for the offering, adjusted for a 5% lack of marketability discount.

Note (1):	Amount represents the original issuance price times the conversion rate at which these securities are convertible into common shares.
Note (2):	Valuation based on negotiated price between independent third parties at arm’s length. A retrospective valuation of the preference shares by American Appraisal China Limited indicated a fair value of US$1.26.
Note (3):	The exercise price for each warrant share is 80% of price per common share at an initial public offering. Total number of common shares to be purchased is quotient of US$30 million divided by exercise price.
Note (4):	The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses such assumptions: average risk-free rate of return of 4.61%; expected term of 5.8 years; volatility rate of 46.5%; and no dividend yield.

We have engaged American Appraisal China Limited, or American Appraisal, an independent third party appraisal firm, to assist in our determination of the fair value of our common shares as of each relevant grant date or issuance date of the preference shares, warrants and options on August 25, 2006, April 13, 2007 and August 11, 2007, respectively. Valuations on August 25, 2006 and April 13, 2007 have been performed retrospectively and the valuation on August 11, 2007 was performed contemporaneously.

American Appraisal used a combination of (i) the discounted cash flow, method of the income approach and (ii) the market approach to assess the fair value of common shares underlying the warrants and options we granted in 2006 and 2007. The determination of the fair value of our common shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

The major assumptions used in calculating the fair value of common shares include:

•	Weighting of discounted cash flow and market multiples. American Appraisal assigned a 50% weight to the discounted cash flow approach and 50% weight to the market multiple approach.

•

Weighted average cost of capital. Weighted average cost of capital of between 17.5% and 22.0% was used. This was the combined result of the change in risk-free rate, industry average beta, our increased use of leverage and the decrease in our company-specific risk as we continued to grow and meet important milestones.

•

Comparable companies. In deriving discount rates and market multiples, American Appraisal selected nine companies in the real estate industry whose shares are publicly traded on securities markets in China and Hong Kong for reference as our guideline companies. These companies have longer trading history on the public market and therefore more meaningful records from a volatility perspective.

•

Capital market valuation multiples. American Appraisal obtained and assessed updated capital market data of the selected comparable companies and used multiples of enterprise value to earnings before interest, taxes, depreciation and amortization or EV/EBITDA, for its valuations.

•

Discount for lack of marketability, or the DLOM. American Appraisal quantified discount for lack of marketability using the Black-Scholes option-pricing model. This option pricing method is one of the methods commonly used in estimating DLOM as it takes into consideration factors such as timing of liquidity event (e.g. this offering) and estimated volatility of our shares. This method treats the right to sell a company’s shares freely before a liquidity event as a put option. The further the valuation date is from an expected liquidation event and the higher the estimated volatility of our share, the higher the put option value and thus the higher the implied discount would be. Discounts for lack of marketability of between 13% and 20% were used in our valuations.

We estimated the volatility of our shares based on the stock price volatilities of our comparable companies. As at August 11, 2007, the average share price volatility of our comparable companies for a comparable period to the time of the expected date of this offering was 57%. Based on this information, American Appraisal used the option-pricing model to reach a DLOM of approximately 13%. As the amount of time until the expected date of this offering decreases, the DLOM will decrease and ultimately fall to zero. If the DLOM decreases by 1%, for example, from 13% to 12%, additional compensation expense of US$244,000 would be recognized over the vesting period of the options and restricted shares granted on August 11, 2007.

We summarized below the key assumptions used in the valuations of common shares underlying the instruments as at each issue date.

Issue Date	Weighted average cost of capital	Volatility used for allocating equity value	Discount for lack of marketability	EV/EBITDA of comparable companies (before adjustment)	EV/EBITDA used in valuation (adjusted)
August 25, 2006	22.0%	49.8%	20%	7.2 - 38.6	3.9
April 13, 2007	21.0%	52.2%	18%	4.2 - 24.8	4.5
August 11, 2007	17.5%	57.3%	13%	6.0 - 49.9	9.3

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts developed by us. The assumptions used in deriving the fair values are consistent with our business plan at the time of respective valuations. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no material changes in our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed by selecting the appropriate discount rates, which ranged from 21% to 22%.

The discount rates have been determined by American Appraisal using weighted average cost of capital, weighted at a long-term debt level of between 20% to 30%. After-tax cost of debt is estimated at between 5% to 8% and cost of equity at between 22% to 26%.

The cost of debt as at each issuance date was determined by a consideration of the interest rates of our existing bank loans and the best lending rates in China. The cost of equity was determined by American Appraisal, using the Capital Asset Pricing Model, based on a consideration of the factors like risk-free rate, comparative industry risk, equity risk premium, small-company premium and company-specific factors. The decrease in weighted average cost of capital from 22.0% on August 25, 2006 to 17.5% on August 11, 2007 was the combined result of (i) the continuous growth of our business and company size, (ii) increased financial leverage of our company and (iii) the likely lower cost of equity when becoming a public company.

Under the market approach, enterprise value to earnings before interest, taxes, depreciation and amortization or EV/EBITDA multiples of comparable companies were calculated and analyzed. The trading multiples of the comparable companies vary but in general, the companies with higher projected growth, higher profit margin and lower business risk (manifested as lower required cost of capital and larger market capitalization) would lead to a higher multiple. As no single public company is similar to us in all aspects, American Appraisal compared each individual company to us and derived the adjusted multiples applicable to us based on the above factors. American Appraisal took the average of the adjusted multiples, and multiplied that by the forecast EBITDA of our company to come up with an enterprise value on a minority and freely tradable basis. To reflect the fact that we were a private company, a discount for lack of marketability has also been considered.

Due to the facts that (i) we were a small company and our cost of capital was higher than those of the public companies and (ii) our land reserves are less than many of the comparable companies, which increases the risk and uncertainty in realizing our projected profits, the EV/EBITDA multiples used in the valuations were lower than or on the low end of the range of the comparable companies.

American Appraisal used the option-pricing method to allocate enterprise value to preference and common shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. American Appraisal estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Volatilities of between 50% and 60% have been used. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.

As at the issue date, as retrospectively determined by American Appraisal, the fair value of the Series A Convertible Redeemable Preference Shares, or the Series A preference shares, was US$1.26 and the fair value of common share was US$0.53. As the Series A preference shares have rights, privileges and preferences that common shares do not have, value of the preferred share is normally higher than that of the common share. The difference in value between the common share and the Series A preference share will decrease as the value of our company grows.

The key factors that cause the difference in values between the preference share and the common share include (i) the Series A preference shares are redeemable five years after issuance at issue price plus accrued interests at an annual compound rate of 10%, (ii) the preference shares rank senior to the common shares in all respects as to rights of payment and distribution and (iii) on a winding-up, the holders of Series A preference shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of us to holders of the common shares by reason of their ownership of such shares, for each Series A preference share, the amount per share, or the Series A Preference Amount, equals to two (2) times the sum of (x) US$0.81155 and (y) an accreted annual amount of 10% on the original Series A issue price, compounded annually from the date of issuance of such Series A preference shares to the date of payment hereunder. After the payment in full has been made to the holders of Series A preference shares, the holders of the Series A preference shares shall be entitled to share pro rata in all remaining assets and funds to be distributed.

On November 5, 2007, we granted options exercisable for 2,441,844 common shares. These options vest over a period of three years, starting at the listing date of this offering, and have an exercise price that will be equal to the initial public offering price of the ADSs as set forth on the cover of this prospectus.

We have applied a 5% discount to an assumed initial offering price of US$            , the mid-point of the indicative price range for the offering, to arrive at a fair value of US$             for each common share. In calculating the discount, we have accounted for adjustments due to the residual price risk of the common shareholders before the offering and have assumed that the offering will be consummated prior to year end.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below:

Average risk-free rate of return	4.61%
Expected term	5.8 years
Volatility rate	46.5%
Dividend yield	0%

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of China International Bond denominated in U.S. dollar as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. Since we have not previously granted options that have vested, no historical exercising pattern could be followed in estimating the expected life. Therefore, the expected life is estimated as the average of the contractual term and the vesting period. We have not paid dividends in the past nor do we expect to pay dividends in the foreseeable future, therefore the dividend yield is set as zero. Since our shares are not publicly tradable at the moment, the expected volatility we used in our calculations was based on the historical volatilities of comparable publicly traded companies engaged in similar business.

Selected Statement of Operations Items

Revenues

Our revenues are derived mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate agency services.

The following table sets forth a breakdown of our revenues for the periods indicated.

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2005		2006		2006		2007
	US$	%	US$	%	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
Real estate sales	35,320.6	99.1	61,769.4	99.7	141,577.7	99.5	99,341.0	99.7	215,908.3	98.9
Real estate leasing	143.9	0.4	132.1	0.2	204.4	0.1	171.2	0.2	165.5	0.1
Other revenue	168.0	0.5	40.5	0.1	585.1	0.4	142.9	0.1	2,227.0	1.0

Total revenues	35,632.5	100.0	61,942.0	100.0	142,367.2	100.0	99,655.1	100.0	218,300.8	100.0

Real Estate Sales

Real estate sales represent revenues from the sales of residential properties we develop. Throughout this prospectus, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$2.1 million, US$3.6 million and US$8.3 million, for 2004, 2005, and 2006, respectively. Total sales tax amounted to US$5.8 million and US$12.7 million for the nine months ended September 30, 2006 and 2007, respectively.

Historically we recognized most of our projects under the full accrual method. In 2004 and 2005, we recognized revenues from one project, Zhengzhou Xinyuan Splendid Haojingge, under the percentage of completion method. In 2006, we recognized revenues from two additional projects, Zhengzhou Central Garden-East and Zhengzhou Central Garden-West, under the percentage of completion method. In the nine months ended September 30, 2007, we recognized revenues from five additional projects, Suzhou Lake Splendid, Jinan Elegant Scenery, Zhengzhou Commercial Plaza, Suzhou Colorful Garden and Hefei Wangjiang Garden, under the percentage of completion method. The full accrual method was applied to the remainder of our projects. See “—Critical Accounting Policies—Revenue and cost recognition.”

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including kindergarten, elementary school, clubhouse and parking facilities, in a number of our developments. We also lease a small number of residential units owned by us.

Other Revenue

Other revenue consists primarily of fees received for our property management services, real estate agency services and other real estate related services that we provided to residents and purchasers of our residential units. We acquired these operations from Mr. Yong Zhang and Ms. Yuyan Yang in August 2006 for an aggregate consideration of US$2.1 million.

Also included in other revenues are discounts given by suppliers with respect to expenses incurred in prior years, penalties paid by tenants of our leased properties for late payment and penalties paid by our contractors for delays in their contract performance.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the periods indicated.

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2005		2006		2006		2007
	US$	%	US$	%	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
Costs of real estate sales
Land use rights costs	6,005.5	22.8	10,148.4	23.8	32,439.0	30.0	21,889.8	28.9	54,608.2	37.2
Construction costs	20,118.5	76.3	32,051.1	75.2	74,828.4	69.2	53,210.8	70.4	90,423.2	61.5

Total	26,124.0	99.1	42,199.5	99.0	107,267.4	99.2	75,100.6	99.3	145,031.4	98.7
Costs of real estate leasing	252.1	0.9	432.8	1.0	442.0	0.4	347.3	0.5	319.8	0.2
Other costs	—	—	—	—	486.3	0.4	164.5	0.2	1,638.6	1.1

Total costs of revenues	26,376.1	100.0	42,632.3	100.0	108,195.7	100.0	75,612.4	100.0	146,989.8	100.0

Costs of Real Estate Sales

Costs of real estate sales consist primarily of land use rights costs and construction costs. Costs of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project costs. When the percentage of completion method of revenue recognition is applied, capitalized costs are released to our statement of operations based on the completion progress of a project. See “—Critical Accounting Policies—Revenue and cost recognition.”

Land use rights costs.    Land use rights costs include the land premium we pay to acquire land use rights for our property development sites, plus taxes. We acquire our development sites mainly by competitive bidding at public auctions of government land. Our land use rights costs for different projects vary according to the size and location of the site and the minimum land premium set for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to rising property prices in Zhengzhou and increased competition from other bidders at government land auctions.

Construction costs.    We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for fixed or capped payments which cover substantially all labor, materials, fittings and equipment costs, subject to adjustments for some types of excess, such as design changes during construction or changes in government-suggested steel prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs.

Costs of Real Estate Leasing

Our costs of real estate leasing consist primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are 20 years.

Other Costs

Other costs represent costs incurred in connection with the property management services, real estate agency services and other property related services that we provide to residents and purchasers of our developments.

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and model apartments;

•	staff costs, which consist primarily of salaries and sales commissions of approximately 0.45% of contracted sales of our sales personnel; and

•	other related expenses.

As of September 30, 2007, we employed 160 full time sales and marketing personnel. We expect our selling and marketing expense to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits;

•	travelling and entertainment expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

We expect that general and administrative expenses will increase as we expand our business and operations. In addition, as a result of this offering, we will become a public company subject to the rules and regulations of United States securities laws and the New York Stock Exchange relating to, among other things, corporate governance and internal controls. In preparation for our transition to become a public company, we have recruited additional management and accounting personnel, and we believe that we will need to hire more personnel as our business continues to grow. We have also incurred expenses to improve our enterprise resource management system and internal controls, and we believe that we will need to incur additional such costs in the near future.

Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, including our floating rate notes and convertible notes issued in April 2007, (ii) amortization of warrants and debt issuance cost, (iii) accretion of fair value of embedded derivatives and (iv) change in fair value of embedded derivatives. The floating rate notes bear interest at the adjustable annual rate of six-month LIBOR plus 6.8%, while the convertible notes bear interest at the fixed annual rate of 2%. The rates of interest payable on our floating rate notes and convertible notes are subject to adjustment under some circumstances which are described in more detail under “Description of Debt and Equity-Linked Securities.” Interest rates on our bank borrowings, all of which are granted by PRC commercial banks and denominated in RMB, are typically linked to benchmark rates published by PBOC. As of the date of this prospectus, the PBOC benchmark rate for one-year loan is 7.29% per annum and those for loans of more than one year range from 7.47% to 7.83% per annum.

Share of Income (Loss) in Equity Investee

Share of income (loss) in equity investee represents profit or loss associated with our 45% equity interest in Jiantou Xinyuan. Under the relevant joint venture agreement, we share the profit or loss of Jiantou Xinyuan according to our equity interest percentage. Jiantou Xinyuan recorded a loss in the nine months ended September 30, 2006, due to the start-up of its development activities. Jiantou Xinyuan launched Zhengzhou International City Garden Phase I in March 2006 and completed this project in January 2007. Jiantou Xinyuan also launched three projects in 2007. See “Business—Jiantou Xinyuan’s Projects.” Jiantou Xinyuan recorded a net income of US$13.0 million in the nine months ended September 30, 2007.

Change in Fair Value of Derivative Liabilities

We have issued warrants to Series A preference shareholders and our floating rate notes holders, which are accounted for as derivative liabilities. Under our amended warrant agreement dated as of August 28, 2007, the Series A preference shares warrants, entitling the Series A preference shareholders to purchase additional preference shares, shall terminate if we meet our earnings target in the warrant agreement or if we consummate a qualified initial public offering prior to March 31, 2008. During the nine months ended September 30, 2007, the fair value of Series A preference shares warrants decreased as a result of the amendment to the warrant agreement and primarily due to our performance relative to our earnings target. The warrants issued to our floating rate notes holders entitle them to purchase our common shares at 80% of the price per common share sold to the public pursuant to an initial public offering. During the nine months ended September 30, 2007, the fair value of such warrants has decreased as the likelihood of such offering has improved.

The change in fair value is measured (i) in the case of the Series A preference shares warrants, against fair value as of December 31, 2006, and (ii) in the case of the warrants issued with floating rate notes, against fair value as of the date of their issuance.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2005		2006		2006		2007
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Corporate income tax	2,011.7	103.0	2,949.8	56.2	6,193.6	57.8	4,127.2	59.4	3,604.8	17.5
Land appreciation tax	10.1	0.5	418.5	8.0	2,003.0	18.7	396.1	5.7	3,848.6	18.7
Tax uncertainty benefit	—	—	—	—	—	—	—	—	8,810.1	42.8
Deferred tax (benefit) expense	(69.6)	(3.5)	1,879.5	35.8	2,520.7	23.5	2,425.3	34.9	4,320.7	21.0

Income taxes	1,952.2	100.0	5,247.8	100.0	10,717.3	100.0	6,948.6	100.0	20,584.2	100.0

Corporate Income Tax, Tax Uncertainty Benefit and Deferred Tax Expense

As a Cayman Islands exempted company, we are not subject to income tax in the Cayman Islands.

Our PRC subsidiaries are subject to income tax at a statutory rate of 33% (30% state income tax plus 3% local income tax) on their taxable income. This tax rate will be reduced to 25% according to the PRC’s new Corporate Income Tax Law which will take effect from January 1, 2008. In 2004, 2005, 2006 and the nine months ended September 30, 2006 and 2007, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed at 12% or 14% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. The Zhengzhou local tax authority has provisionally confirmed that it will apply the same levy method to our PRC subsidiaries located in Henan province for the year ending December 31, 2007. For our subsidiaries located in Shandong, Jiangsu, Anhui and Sichuan provinces, the relevant local tax authorities levy income tax similarly at the rate of 33% on a deemed taxable income basis by applying a taxable margin rate to cash receipts from our sales, including pre-sales, of real estate properties located in those jurisdictions, net of applicable business tax, surcharges and costs.

The Zhengzhou and other local tax authorities are entitled to re-examine taxes paid in prior years under the levy method described above; however, they have not indicated whether they will do so. We have made full provision for the corporate income tax payable by our PRC subsidiaries based on the statutory 33% income tax rate after appropriate adjustments to our taxable income used in the calculation. Prior to January 1, 2007, the difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been treated as a temporary difference, giving rise to deferred tax balances. We believe this is appropriate due to the possibility of reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, as the local authorities have indicated that they will apply the regulation in the same manner in 2007. The deferred tax balances have been classified as non-current.

On January 1, 2007, we adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). There was no cumulative effect adjustment to beginning retained earnings resulting from the adoption of FIN 48. The total liability for cumulative unrecognized tax uncertainty benefit as of January 1, 2007 was US$2.7 million. As of the date of adoption, no interest and penalties have been recognized under FIN 48.

Since the adoption of FIN 48 on January 1, 2007, our total unrecognised tax uncertainty benefit increased by US$8.8 million, and the balance at September 30, 2007 is US$11.8 million. The provision for deferred tax arising from the difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis has been reclassified to unrecognized tax uncertainty benefit.

Land Appreciation Tax

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax, or LAT, which is levied by the local tax authorities upon the “appreciation value” as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to LAT at progressive rates that range from 30% to 60%. Certain exemptions are allowed for sales of ordinary residential properties if the appreciation value does not exceed a threshold specified in the relevant tax laws. Gains from sales of commercial properties are not eligible for this exemption. Whether a property qualifies for the ordinary residential property exemption is determined by the local government taking into consideration the property’s plot ratio, aggregate GFA and sales price.

The Zhengzhou local tax authority did not impose the LAT on real estate companies until September 2004. Since September 2004, it has levied LAT at fixed rates of 0.8% and 1% on total cash receipts from sales, including pre-sales, of our residential units and commercial properties (which comprised certain retail space within our residential developments), respectively, rather than applying the progressive rates to the appreciation value. On December 28, 2006, the State Administration of Taxation issued the Notice on the Administration of the Settlement of Land Appreciation Tax of Property Development Enterprises, which came into effect on February 1, 2007. Such notice provides further clarification on the payment and settlement of LAT.

We have responded to this Notice by making provision for LAT on all projects completed since the date of incorporation. We have accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities. Provision for LAT on projects completed in prior years is charged as income tax in year 2006. In prior years, we recognized LAT as an expense upon completion of our projects based on the rate of 0.8% or 1%, as applicable, of cash receipts imposed by the local tax authority. As of December 31, 2004 and 2005 our prepaid LAT balances of US$134,411 and US$284,028, which represent amounts we had paid to local tax authorities based on cash receipts associated with the properties pre-sold during those periods, were included in other deposits and prepayments in our consolidated balance sheets, before the relevant projects were completed. Once the projects were completed, the relevant prepaid LAT balances were recorded as income tax expense.

Results of Operations

The following table presents a summary of our consolidated statements of operations by amount and as a percentage of our total revenues during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2005		2006		2006		2007
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)								(unaudited)
Revenues	35,632.5	100.0	61,942.0	100.0	142,367.2	100.0	99,655.1	100.0	218,300.7	100.0
Cost of revenues	(26,376.1)	(74.0)	(42,632.3)	(68.8)	(108,195.7)	(76.0)	(75,612.5)	(75.9)	(146,989.7)	(67.3)

Gross profit	9,256.4	26.0	19,309.7	31.2	34,171.5	24.0	24,042.6	24.1	71,311.0	32.7
Selling and distribution expenses	(1,604.0)	(4.5)	(2,175.1)	(3.5)	(2,996.2)	(2.1)	(1,876.1)	(1.9)	(5,956.7)	(2.7)
General and administrative expenses	(1,004.1)	(2.8)	(1,695.4)	(2.7)	(3,625.8)	(2.5)	(2,095.9)	(2.1)	(7,736.0)	(3.5)

Operating income	6,648.3	18.7	15,439.2	24.9	27,549.5	19.4	20,070.6	20.1	57,618.3	26.5
Interest income	66.9	0.2	191.0	0.3	461.3	0.3	124.4	0.1	735.5	0.3
Interest expenses	(820.1)	(2.3)	(834.5)	(1.3)	(727.0)	(0.5)	(307.2)	(0.3)	(1,438.6)	(0.7)
Share of income (loss) in equity investee	—	—	—	—	(446.1)	(0.3)	446.1	(0.4)	5,819.7	2.7
Change in fair value of derivative liabilities	—	—	—	—	—	—	—	—	(6,186.0)	(2.8)

Income from operations before income taxes	5,895.1	16.5	14,795.7	23.9	26,837.7	18.9	19,441.7	19.5	56,548.9	26.0
Income taxes	(1,952.1)	(5.5)	(5,247.8)	(8.5)	(10,717.3)	(7.5)	(6,948.6)	(7.0)	(20,584.2)	(9.4)
Minority interest	—	—	14.9	0.0	2.6	0.0	2.2	0.0	—	—

Net income	3,943.0	11.1	9,562.8	15.4	16,123.0	11.3	12,495.3	12.5	35,964.7	16.6
Accretion of Series A convertible redeemable preference shares	—	—	—	—	—	—	(235.6)	(0.2)	(2,167.4)	(1.0)

Net income attributable to ordinary shareholders	3,940.0	11.1	9,562.8	15.4	16,123.0	11.3	12,259.7	12.3	33,797.3	15.6

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Revenues

Revenues increased by US$118.6 million, or 119.1%, to US$218.3 million for the nine months ended September 30, 2007 from US$99.7 million for the nine months ended September 30, 2006.

Real estate sales.    Revenues from real estate sales increased by US$116.6 million, or 117.3%, to US$215.9 million for the nine months ended September 30, 2007 from US$99.3 million for the nine months ended September 30, 2006, primarily as a result of increased residential unit sales and increased selling prices of those residential units. In the nine months ended September 30, 2007, we recognized revenues from Zhengzhou Central Garden-East, Zhengzhou Central Garden-West, Suzhou Lake Splendid, Jinan Elegant Scenery, Zhengzhou Commercial Plaza, Suzhou Colorful Garden and Hefei Wangjiang Garden under the percentage of completion method, while revenues from other projects were recognized under the full accrual method. In the nine months ended September 30, 2006, we recognized revenues from Zhengzhou Xinyuan Splendid Haojingge, Zhengzhou Central Garden-East and Zhengzhou Central Garden-West under the percentage of completion method, while revenues from other projects were recognized under the full accrual method. The increase was also attributable to the increase of average selling price of units we sold from RMB3,125 per square meter in the nine months ended September 30, 2006 to RMB4,820 per square meter in the nine months ended September 30, 2007.

Full accrual method revenues

The following table sets forth for the nine months ended September 30, 2006 and 2007 the aggregate GFA and the related revenues recognized under the full accrual method by project:

Project	Total GFA(1)	GFA delivered for nine months ended September 30,		Percentage of total GFA delivered(2) as of September 30,		Revenues recognized for nine months ended September 30,
		2007	2006	2007	2006	2007		2006
	m2	m2	m2%		%	US$	%(3)	US$	%(3)
Zhengzhou Xinyuan Splendid 1A	62,623	884	56	97.8	96.2	857,339	0.4	73,153	0.1
Zhengzhou Xinyuan Splendid 2B	27,041	—	—	100.0	100.0	23,838	0.0	—	—
Zhengzhou Xinyuan Splendid 3A3B3C	114,774	225	1,942	100.0	99.4	125,459	0.1	909,693	0.9
Zhengzhou Xinyuan Splendid City Homestead	45,378	645	1,279	100.0	98.2	404,391	0.2	694,463	0.7
Other	—	—	—	—	—	62,074	0.0	955,902	1.0

Zhengzhou Xinyuan Splendid Subtotal	249,816	1,754	3,277			1,473,101	0.7	2,633,211	2.7
Zhengzhou City Family	39,226	5,968	—	92.1	0.0	3,392,758	1.6	—	—
Zhengzhou City Manor(4)	118,716	(105)	118,716	99.9	100.0	(34,550)	0.0	37,624,101	37.9

Total	407,758	7,617	121,993			4,831,309	2.3	40,257,312	40.6

(1)	The amount for “total GFA” in this table and elsewhere in this prospectus are the amounts of total saleable residential GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sale contracts relating to such property;

•

for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection.

(2)	Percentage of total GFA delivered is the total GFA delivered as of a period end divided by the project’s total GFA.
(3)	Percentage of all real estate sales revenues for the relevant period, including revenues recognized under full accrual method and under percentage of completion method.
(4)	During the nine months ended September 30, 2007, we purchased one unit from one of our customers to use for property management purposes.

Percentage of completion method revenues

The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in the nine months ended September 30, 2006 and 2007.

Project	Total GFA(1)	Percentage of Completion(2) as of September 30,		Percentage Sold(3) - Accumulated as of September 30,		Revenues recognized for nine months ended September 30,
		2007	2006	2007	2006	2007		2006
	m2%		%	%	%	US$	%(4)	US$	%(4)
Zhengzhou Xinyuan Splendid Haojingge	31,089	100.0	100.0	100.0	100.0	—	—	1,236,419	1.2
Zhengzhou Central Garden-East	165,206	100.0	57.0	100.0	79.0	32,702,607	15.1	29,945,203	30.1
Zhengzhou Central Garden-West	190,384	100.0	53.0	100.0	71.0	40,977,706	19.0	27,902,110	28.1
Zhengzhou Commercial Plaza	67,578	49.1	—	61.0	—	12,750,809	5.9	—	—
Suzhou Lake Splendid	197,179	66.4	—	79.1	—	73,245,679	33.9	—	—
Suzhou Colorful Garden	81,131	69.2	—	2.2	—	1,106,624	0.5	—	—
Jinan Elegant Scenery	99,777	76.7	—	65.2	—	32,397,132	15.0	—	—
Hefei Wangjiang Garden	145,452	48.8	—	49.8	—	17,896,411	8.3	—	—

Total	977,796					211,076,968	97.7	59,083,732	59.4

(1)	The amounts for “total GFA” in this table and elsewhere in this prospectus are the amounts of total saleable residential GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sale contracts relating to such property;

•

for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection.

(2)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project.
(3)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project.
(4)	Percentage of all real estates sales revenues for the relevant period, including revenues recognized under full accrual method and under percentage of completion method.

Real estate leasing.    Real estate leasing income decreased by US$5,636 to US$165,514 for the nine months ended September 30, 2007 from US$171,150 for the nine months ended September 30, 2006, because we did not lease out our club house after we transferred it to fixed assets in 2007.

Other revenue.    Other revenue increased to US$2.2 million for the nine months ended September 30, 2007 from US$142,871 for the nine months ended September 30, 2006. This increase primarily resulted from revenue for real estate related services from operations which we acquired in August 2006, including, among others, property management service fees and consulting service and agency service fees in the amount of US$1.4 million and US$0.8 million, respectively, in the nine months ended September 30, 2007, as compared to US$93,505 and US$49,366 in the nine months ended September 30, 2006.

Cost of Revenue

Cost of revenue increased by US$71.4 million, or 94.4%, to US$147.0 million for the nine months ended September 30, 2007 from US$75.6 million for the nine months ended September 30, 2006.

Cost of real estate sales

Cost of real estate sales increased by US$69.9 million, or 93.1%, to US$145.0 million for the nine months ended September 30, 2007 from US$75.1 million for the nine months ended September 30, 2006, due to the launch of new projects in the nine months ended September 30, 2007. The land use right costs increased to US$54.6 million for the nine months ended September 30, 2007 from US$21.9 million for the nine months ended September 30, 2006. The construction costs increased to US$90.4 million for nine months ended September 30, 2007 from US$53.2 million for nine months ended September 30, 2006.

Cost of real estate leasing

Cost of real estate leasing decreased by US$27,591, or 7.9%, to US$319,750 for the nine months ended September 30, 2007 from US$347,341 for the nine months ended September 30, 2006. The decrease was mainly because the depreciation of a clubhouse was recorded as general and administrative expense after we ceased leasing it out in 2007.

Other costs

Other costs were US$1.6 million for the nine months ended September 30, 2007, compared to US$164,543 for the nine months ended September 30, 2006. Other costs represent costs incurred in connection with the property management services, real estate agency services and other property related services we provided.

Gross Profit

Gross profit increased by US$47.3 million, or 197.1%, to US$71.3 million for the nine months ended September 30, 2007 from US$24.0 million for the nine months ended September 30, 2006, due to the cumulative effect of the foregoing factors. The gross margin of our projects is normally in the range of 20% to 30%. However, our gross margin increased to 32.7% for the nine months ended September 30, 2007 from 24.1% for the nine months ended September 30, 2006. The increase was due primarily to the higher gross margin in the nine months ended September 30, 2007 than in the nine months ended September 30, 2006 of Zhengzhou Central Garden-East, Zhengzhou Central Garden-West and Zhengzhou Commercial Plaza whose revenue represented 40.1% of our revenue for the nine months ended September 30, 2007. During the nine months ended September 30, 2007, the selling price of the units of Zhengzhou Central Garden increased significantly as its construction approached completion, while its actual costs decreased from the estimation mainly because the Zhengzhou Municipal Government reduced the heat installation tariff from US$7.12 per square meter in 2006 to US$5.70 per square meter in 2007 and we also achieved significant cost reduction in property exterior decoration. Zhengzhou Commercial Plaza, a property newly launched in 2007, enjoyed a relatively high gross margin because the land for this project was acquired at a relative lower cost than other projects.

Selling and Distribution Expenses

Selling and distribution expenses increased by US$4.1 million, or 215.8%, to US$6.0 million for the nine months ended September 30, 2007 from US$1.9 million for the nine months ended September 30, 2006. The increase was primarily due to the launch of more projects as well as the increased level of marketing activities as we entered into new markets in the nine months ended September 30, 2007. As a percentage of revenue, selling and distribution expenses increased to 2.7% in the nine months ended September 30, 2007 from 1.9% in the nine months ended September 30, 2006.

General and Administrative Expenses

General and administrative expenses increased by US$5.6 million, or 266.7%, to US$7.7 million for the nine months ended September 30, 2007 from US$2.1 million for the nine months ended September 30, 2006. The increase was primarily due to the opening and expansion of our operations in Suzhou, Jinan, Hefei and Chengdu. As a percentage of revenue, general and administrative expenses increased to 3.5% in the nine months ended September 30, 2007 from 2.1% in the nine months ended September 30, 2006.

Interest Income

Interest income increased by US$610,925, or 490.9%, to US$735,376 for the nine months ended September 30, 2007 from US$124,451 for the nine months ended September 30, 2006. The increase was due primarily to an increase in our bank balances resulting from increased cash receipts from property sales and financing activities.

Interest Expenses

Interest expenses, net of interest capitalized, increased by US$1.1 million, or 366.7%, to US$1.4 million for the nine months ended September 30, 2007 from US$0.3 million for the nine months ended September 30, 2006. The gross interest expense for the nine months ended September 30, 2007 consisted of US$12.7 million of interest on loans, US$1.9 million of accretion of discount arising from warrants and amortization of debt issuance cost, US$0.8 million of accretion of fair value of embedded derivatives and a US$5.9 million income from the change in fair value of embedded derivatives. In the nine months ended September 30, 2006, the interest expenses consisted solely of interest on loans.

Total interest costs incurred amounted to US$12.7 million for the nine months ended September 30, 2007, including US$4.7 million interest on our floating rate notes and convertible notes issued in April 2007, from US$1.4 million for the nine months ended September 30, 2006. Total interest expense capitalized as part of the construction cost for the nine months ended September 30, 2007 and 2006 amounted to US$8.1 million and US$1.1 million, respectively.

Share of Income (Loss) in an Equity Investee

We recorded income of US$5.8 million for the nine months ended September 30, 2007, compared to a loss of US$0.4 million for the nine months ended September 30, 2006. Our equity investee, Jiantou Xinyuan, recognized net income of US$13.0 million during the nine months ended September 30, 2007, as it began to generate revenues from the completed project, Zhengzhou International City Garden Phase I, and from Zhengzhou City Mansion under the percentage of completion method.

Change in Fair Value of Derivative Liabilities

For the nine months ended September 30, 2007, we recorded US$6.2 million of net expenses due to changes in fair value of derivative liabilities, resulting from a decrease of US$420,000 in the fair value of our Series A preference shares warrants and an increase of US$6.6 million in the fair value of the warrants issued with floating rate notes.

Income Taxes

Income taxes increased by US$13.7 million, or 198.6%, to US$20.6 million for the nine months ended September 30, 2007 from US$6.9 million for the nine months ended September 30, 2006. The increase was consistent with the increase of our pre-tax income and partly due to the increase of LAT. Our effective tax rate decreased from 35.7% for the nine months ended September 30, 2006 to 36.4% for the nine months ended September 30, 2007. See “— Components of results of operation - Income Taxes.”

Minority Interest

Minority interest for the nine months ended September 30, 2007 was nil, as compared to US$2,223 for the nine months ended September 30, 2006. This decrease was due to the fact that Beijing Xinyuan Jinhe Investment & Development Co., Ltd., a company 99% owned by us, was dissolved in November 2006.

Net Income

Net income increased by US$23.5 million, or 188%, to US$36.0 million for the nine months ended September 30, 2007 from US$12.5 million for the nine months ended September 30, 2006.

Accretion expense of Series A convertible redeemable preference shares

Our Series A preference shares are redeemable, if not previously converted, upon the earlier occurrence of the date on which Mr. Zhang ceases to serve as the chairman of our board or the fifth anniversary of the issuance date. The redemption price is determined at a per share price in cash equal to the sum of the original issue price of US$0.81155 per share and an accreted amount of 10% of the original issue price, compounded annually to the date of redemption. For the nine months ended September 30, 2007 and 2006, we recorded an accretion expense of US$2.2 million and US$0.2 million, respectively, based on the net proceeds from our Series A preference shares issuance multiplied by an effective annual accretion rate.

2006 Compared to 2005

Revenues

Revenues increased by US$80.5 million, or 129.8%, to US$142.4 million for 2006 from US$61.9 million for 2005.

Real estate sales.    Revenues from real estate sales increased by US$79.8 million, or 129.2%, to US$141.6 million for 2006 from US$61.8 million for 2005 primarily as a result of increased residential unit sales in 2006 as compared to 2005. In 2006, we recognized revenues from Zhengzhou Xinyuan Splendid Haojingge, Zhengzhou Central Garden-East and Zhengzhou Central Garden-West under the percentage of completion method, while revenues from Xinyuan Splendid (except Zhengzhou Xinyuan Splendid Haojingge), Zhengzhou City Family and Zhengzhou City Manor Projects were recognized under the full accrual method. In 2005, we recognized all revenues under the full accrual method, except for those of Zhengzhou Xinyuan Splendid Haojingge.

Full accrual method revenues

The following table sets forth for the years 2005 and 2006 the aggregate GFA sold and the related revenues recognized under the full accrual method by project:

Project	Total GFA(1)	GFA delivered for the year ended December 31,		Percentage of total GFA delivered(2) as of December 31,		Revenues recognized for the year ended December 31,
		2006	2005	2006	2005	2006		2005
	m2	m2	m2%		%	US$	%(3)	US$		%(3)
Zhengzhou Xinyuan Splendid 1A	62,623	205	516	96.4	96.1	225,247	0.2		150,634		0.2
Zhengzhou Xinyuan Splendid 1B	43,673	—	255	100.0	100.0	—	—		78,752		0.1
Zhengzhou Xinyuan Splendid 2A	39,996	—	116	100.0	100.0	—	—		35,572		0.1
Zhengzhou Xinyuan Splendid 2B	27,041	—	593	100.0	100.0	—	—		238,411		0.4
Zhengzhou Xinyuan Splendid 2C	21,748	—	311	100.0	100.0	—	—		114,072		0.2
Zhengzhou Xinyuan Splendid 3A3B3C	114,774	2,369	109,087	99.8	97.7	1,266,807	0.9		43,425,320		70.2
Zhengzhou Xinyuan Splendid City Homestead	45,378	1,453	43,280	98.6	95.4	824,757	0.6		14,262,549		23.1
Other	—	—	—	—	—	972,780	0.7		528,008		0.9

Zhengzhou Xinyuan Splendid Subtotal	355,233	4,027	154,158	99.1	98.0	3,289,591	2.4		58,833,318		95.2
Zhengzhou City Family	39,226	30,175	—	76.9	—	13,768,566	9.7	—		—
Zhengzhou City Manor	118,716	118,716	—	100.0	—	37,773,234	26.6	—		—

Total	513,175	152,918	154,158			54,831,391	38.7		58,833,318		95.2

(1)	The amounts for ‘‘total GFA’’ in this table and elsewhere in this prospectus are the amounts of total saleable residential GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sale contracts relating to such property;

•

for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection.

(2)	Percentage of total GFA delivered is the total GFA delivered as of a period end divided by the project’s total GFA.

(3)	Percentage of all real estate sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

Percentage of completion method revenues

The following table sets forth the percentage of completion, the percentage sold and related revenues recognized for our Zhengzhou Xinyuan Splendid Haojingge, Zhengzhou Central Garden-East and Zhengzhou Central Garden-West projects in 2005 and 2006:

Project	Total GFA(1)	Percentage of Completion(2) as of December 31,		Percentage Sold(3) –Accumulated as of December 31,		Revenues recognized for the year ended December 31,
		2006	2005	2006	2005	2006		2005
	m2%		%	%	%	US$	%(4)	US$		%(4)
Zhengzhou Xinyuan Splendid Haojingge	31,089	100.0	100.0	100.0	87.7	1,241,320	0.9	2,936,118		4.8
Zhengzhou Central Garden-East	165,206	71.1	21.0	82.6	20.8	42,474,231	30.0	—	(5)	—
Zhengzhou Central Garden-West	190,384	68.6	18.7	80.5	—	43,030,796	30.4	—		—

Total	386,679					86,746,347	61.3	2,936,118		4.8

(1)	The amounts for ‘‘total GFA’’ in this table and elsewhere in this prospectus are the amounts of total saleable residential GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sale contracts relating to such property;

•

for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection.

(2)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project.
(3)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project.
(4)	Percentage of all real estates sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.
(5)	As of December 31, 2005, construction on Zhengzhou Central Garden-East was not beyond the preliminary stage, hence no revenues were recognized for the period ended on that date.

Real estate leasing.    Real estate leasing income increased by US$72,284, or 54.7%, to US$204,411 for 2006 from US$132,127 for 2005. The increase was due primarily to an increase in the rental of parking facilities in 2006.

Other revenue.    Other revenue increased by US$544,585 to US$585,072 for 2006 from US$40,487 for 2005. The increase represents fees for property related services that we provided. We acquired these operations in August 2006 and, consequently, did not record any other revenue in 2005.

Cost of Revenue

Cost of revenue increased by US$65.6 million, or 153.8%, to US$108.2 million for 2006 from US$42.6 million for 2005.

Cost of real estate sales

Cost of real estate sales increased by US$65.1 million, or 154.2%, to US$107.3 million for 2006 from US$42.2 million for 2005. This increase was due primarily to the increase in units completed and sold and higher land use rights costs associated with the projects for which revenues were recognized during the period. Our land use rights costs increased by US$22.3 million, or 219.6%, to US$32.4 million for 2006 from US$10.1 million for 2005. Our revenues in 2005 were derived solely from our Xinyuan Splendid projects, which are built on land acquired in 2001, when land use rights were available for relatively lower costs.

Cost of real estate leasing

Cost of real estate leasing increased by US$9,172, or 2.1%, to US$442,020 for 2006 from US$432,848 for 2005.

Other cost

Other cost was US$486,307 for 2006.

Gross Profit

Gross profit increased by US$14.9 million, or 77.0%, to US$34.2 million for 2006 from US$19.3 million for 2005 due to the cumulative effect of the foregoing factors. Our gross margin decreased from 31.2% in 2005 to 24.0% in 2006. Our gross margin in 2005 benefited from the relatively lower land use rights costs associated with our Xinyuan Splendid projects.

Selling and Distribution Expenses

Selling and distribution expenses increased by US$0.8 million, or 37.7%, to US$3.0 million for 2006 from US$2.2 million for 2005, as a result of the launch of three new projects in 2006, including our Zhengzhou Central Garden (East and West) and Jinan City Family. Our advertising and marketing campaign for Zhengzhou Central Garden and Jinan City Family was on a larger scale than our other property launches. As a percentage of revenue, selling and distribution expenses declined from 3.5% in 2005 to 2.1% in 2006.

General and Administrative Expenses

General and administrative expenses increased by US$1.9 million, or 113.9%, to US$3.6 million for 2006 from US$1.7 million for 2005, primarily as a result of our expansion into Jinan, Suzhou and Hefei, which involved establishing local offices, and the recruitment of additional staff in those cities and additional administrative staff to support our expansion. In addition, we incurred US$432,329 of professional fees in 2006. As a percentage of revenue, general and administrative expenses declined from 2.7% in 2005 to 2.5% in 2006.

Interest Income

Interest income increased by US$270,335, or 141.5%, to US$461,335 for 2006 from US$191,000 for 2005. The increase was due primarily to an increase in our bank balances resulting from increased cash receipts from our property sales.

Interest Expense

Interest expense decreased by US$107,428, or 12.9%, to US$727,041 for 2006 from US$834,469 for 2005. The decrease was due primarily to interest capitalization in relation to a larger volume of construction in progress in 2006 compared to 2005. Total interest costs incurred amounted to US$2,209,340 for 2006 and US$1,725,090 for 2005. Total interest expense capitalized as part of the construction costs for the year ended December 31, 2006 and 2005 amounted to US$1,482,299 and US$890,621, respectively.

Share of Income (Loss) in Equity Investee

Share of loss in equity investee was US$446,086 for 2006 compared to nil for 2005. This amount is attributable to our investment in Jiantou Xinyuan. In 2005, Jiantou Xinyuan had not commenced its operations, and in 2006 it incurred losses related to the start-up of its development activities, without generating any revenue during the period. The first project of Jiantou Xinyuan was completed in January 2007.

Income Taxes

Income taxes increased by US$5.5 million, or 104.2%, to US$10.7 million for 2006 from US$5.2 million for 2005. The increase was primarily due to increased corporate income tax liabilities related to higher taxable income incurred in 2006. The increase is also due to higher LAT related to the higher sales revenues recognized in 2006 and provision for LAT in respect of projects completed in prior years. As a result, our effective tax rate increased from 35.5% in 2005 to 39.9% in 2006. See “—Components of results of operations—Income Taxes.”

Minority Interest

Share of loss by minority interest decreased by US$12,319, or 82.7%, to US$2,572 for 2006 from US$14,891 for 2005. The decrease was due to smaller loss incurred by a 99% subsidiary which was dissolved as of December 31, 2006.

Net Income

Net income increased by US$6.6 million, or 68.6%, to US$16.1 million for 2006 from US$9.6 million for 2005.

2005 Compared to 2004

Revenues

Revenues increased by US$26.3 million, or 73.8%, to US$61.9 million for 2005 from US$35.6 million for 2004.

Real estate sales.    Revenue from real estate sales increased by US$26.4 million, or 74.9%, to US$61.8 million for 2005 from US$35.3 million for 2004. The increase was primarily attributable to an increase in the number and aggregate GFA of units completed and sold from 107,455 square meters in 2004 to 161,717 square meters, an increase of 50.5%. In 2005, our revenues derived primarily from sales of Xinyuan Splendid Phase Three and Xinyuan Splendid City Homestead, and in 2004 our revenues derived primarily from sales of Xinyuan Splendid Phases One and Two.

Full accrual method revenues

The following table sets forth for the years 2004 and 2005 the aggregate GFA completed and sold and the related revenues recognized under the full accrual method by project:

Project	Total GFA(1)	GFA delivered for the year ended December 31,		Percentage of total GFA delivered(2) as of December 31,		Revenues recognized for the year ended December 31,
		2005	2004	2005	2004	2005		2004
	m2	m2	m2%		%	US$	%(3)	US$		%(3)
Zhengzhou Xinyuan Splendid 1A	62,623	516	902	96.1	95.3	150,634	0.2		284,447	0.8
Zhengzhou Xinyuan Splendid 1B	43,673	255	43,418	100.0	99.4	78,752	0.1		15,088,754	42.7
Zhengzhou Xinyuan Splendid 2A	39,996	116	1,877	100.0	99.7	35,572	0.1		636,821	1.8
Zhengzhou Xinyuan Splendid 2B	27,041	593	15,817	100.0	97.8	238,411	0.4		6,193,456	17.5
Zhengzhou Xinyuan Splendid 2C	21,748	311	21,437	100.0	98.6	114,072	0.2		7,705,168	21.8
Zhengzhou Xinyuan Splendid 3A3B3C	114,774	109,087	3,093	97.7	2.7	43,425,320	70.2		1,118,458	3.2
Zhengzhou Xinyuan Splendid City Homestead	45,378	43,280	—	95.4	—	14,262,549	23.1	—		—
Other	—	—	—	—	—	528,008	0.9	—		—

Total	355,233	154,158	86,544			58,833,318	95.2		31,027,104	87.8

(1)	The amounts for ‘‘total GFA’’ in this table and elsewhere in this prospectus are the amounts of total saleable residential GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sale contracts relating to such property;

•

for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection.

(2)	Percentage of total GFA delivered is the total GFA delivered as of a period end divided by the project’s total GFA.

(3)	Percentage of all real estates sales revenues for the financial year, including revenues recognized under full accrual method and under percentage of completion method.

Percentage of completion method revenues

The following table sets forth the percentage of completion, percentage sold and related revenues recognized for our Zhengzhou Xinyuan Splendid Haojingge project in 2004 and 2005.

Project	Total GFA	Percentage of completion as of December 31,		Percentage Sold- Accumulated as of December 31,		Revenues Recognized for the year ended December 31,
		2005	2004	2005	2004	2005		2004
	m2%		%	%	%	US$	%	US$	%
Zhengzhou Xinyuan Splendid Haojingge	31,089	100.0	100.0	87.7	67.2	2,936,118	4.8	4,293,481	12.2

Real estate leasing.    Real estate leasing decreased by US$11,781, or 8.2%, to US$132,127 for 2005 from US$143,908 for 2004.

Other Revenue

Other revenue decreased by US$127,530, or 75.9%, to US$40,487 for 2005 from US$168,017 for 2004. Late payment penalties paid by tenants in our real estate lease business and penalties paid by contractors for delay in contract performance in 2004 were substantially reduced in 2005.

Cost of Revenue

Cost of revenue increased by US$16.3 million, or 61.6%, to US$42.6 million for 2005 from US$26.4 million for 2004.

Cost of real estate sales.    Cost of real estate sales increased by US$16.1 million, or 61.5%, to US$42.2 million for 2005 from US$26.1 million for 2004. This increase was due primarily to the increase in units completed and sold during the period.

Cost of real estate leasing.    Cost of real estate leasing increased by US$180,705, or 71.7%, to US$432,848 for 2005 from US$252,143 for 2004. This increase was due primarily to depreciation expenses associated with certain parking and clubhouse facilities completed in 2005.

Gross Profit

Gross profit increased by US$10.1 million, or 108.6%, to US$19.3 million for 2005 from US$9.3 million for 2004. Our gross margin increased from 26.0% in 2004 to 31.2% in 2005. This increase in gross margin in 2005 was primarily due to the increase in sales while the land use rights costs remained stable.

Selling and Distribution Expenses

Selling and distribution expenses increased by US$0.6 million, or 35.6%, to US$2.2 million for 2005 from US$1.6 million for 2004. The increase was attributable to the launch of additional projects within the Xinyuan Splendid development. As a percentage of revenue, selling and distribution expenses declined from 4.5% in 2004 to 3.5% in 2005.

General and Administrative Expenses

General and administrative expenses increased by US$0.7 million, or 68.8%, to US$1.7 million for 2005 from US$1.0 million for 2004. The increase was primarily attributable to increases in, among others, staff costs, traveling and entertainment costs, depreciation and consultants’ fees, in line with the growth of our business. As a percentage of revenue, general and administrative expenses declined from 2.8% in 2004 to 2.7% in 2005.

Interest Income

Interest income increased by US$124,045, or 185.3%, to US$191,000 for 2005 from US$66,955 for 2004. The increase was due primarily to an increase in bank balances resulting from increased cash receipts generated by increased property sales.

Interest Expense

Interest expense increased by US$14,320 to US$834,469 for 2005 from US$820,149 for 2004. Total interest costs incurred amounted to US$1,725,090 for 2005 and US$1,302,126 for 2004. Total interest expense capitalized as part of the construction costs for the year ended December 31, 2005 and 2004 amounted to US$890,621 and US$481,977, respectively.

Income Taxes

Income taxes increased by US$3.3 million, or 168.8%, to US$5.2 million for 2005 from US$2.0 million for 2004 due to increased property sales. Our effective tax rate increased from 33.1% in 2004 to 35.5% in 2005 due to an increase in non-deductible expenses. See Note 12 to consolidated financial statements.

Minority Interest

Share of loss by minority interest of US$14,891 in 2005 was due to loss incurred by a 99% subsidiary that was established in April 2005.

Net Income

Net income increased by US$5.6 million, or 142.5%, to US$9.6 million for 2005 from US$3.9 million for 2004.

Business Segments

We consider each of our individual property developments as a discrete operating segment. As presentation of segment information for each property development would not be meaningful, we have aggregated our segments into the following reporting segments: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou, Jiangsu Province, (iv) property developments in Hefei, Anhui Province, (v) property developments in Chengdu, Sichuan Province and (vi) property management services and other real estate-related services we provide.

The table below sets forth selected information of our reporting segments for the periods indicated:

	For Nine Months Ended September 30,
	2007	2006
	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	91,359.2	99,512.2
Total cost of revenues	(46,085.1)	(75,448.0)
Gross profit	45,274.1	24,064.2
Gross margin	49.6%	24.2%
Operating income (loss)	40,603.6	20,370.7
Jinan, Shandong
Total revenue	32,422.0	0.7
Total cost of revenues	(26,524.7)	—
Gross profit	5,897.3	0.7
Gross margin	18.2%	—
Operating income (loss)	3,508.4	(223.7)
Suzhou, Jiangsu
Total revenue	74,397.3	—
Total cost of revenues	(58,342.7)	—
Gross profit	16,054.6	—
Gross margin	21.6%	—
Operating income (loss)	13,187.7	—
Hefei, Anhui
Total revenue	17,909.6	—
Total cost of revenues	(14,398.7)	—
Gross profit	3,510.9	—
Gross margin	19.6%	—
Operating income (loss)	2,219.7	—
Chengdu, Sichuan
Total revenue	0.0	—
Total cost of revenues	—	—
Gross profit	0.0	—
Gross margin	—	—
Operating income (loss)	(383.9)	—
Others
Total revenue	2,212.7	142.2
Total cost of revenues	(1,638.6)	(164.5)
Gross profit	574.1	(22.3)
Gross margin	26.0%	(15.7)%
Operating income (loss)	(1,517.1)	(76.4)

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated selected quarterly results of operations for the seven fiscal quarters ended September 30, 2007. You should read the following table in conjunction with our audited and unaudited financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated selected quarterly financial information on the same basis as our audited and unaudited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
	(US$ in thousands)
Revenues	51,458.3	23,022.0	25,174.8	42,712.1	22,876.8	74,828.9	120,595.0
Costs of revenues	(39,069.8)	(17,547.7)	(18,995.0)	(32,583.2)	(10,225.9)	(47,832.8)	(88,931.1)

Gross profit	12,388.5	5,474.3	6,179.8	10,128.9	12,650.9	26,996.2	31,664.0
Selling and distribution expenses	(594.8)	(733.2)	(548.1)	(1,120.1)	(1,018.3)	(2,172.0)	(2,766.4)
General and administrative expenses	(437.0)	(789.9)	(869.0)	(1,529.9)	(1,892.3)	(2,864.8)	(2,978.9)

Operating income	11,356.7	3,951.2	4,762.7	7,478.9	9,740.3	21,959.3	25,918.7
Interest income	30.0	38.6	55.8	336.9	165.1	151.0	419.4
Interest expenses	(11.7)	(108.2)	(187.3)	(419.8)	(174.3)	492.8	(1,757.1)
Share of income (loss) in equity investee	—	(406.4)	(39.7)	—	—	3,599.3	2,220.4
Change in fair value of derivative liabilities	—	—	—	—	476.0	(4,822.0)	(1,840.0)

Income from operations before income taxes	11,375.0	3,475.2	4,591.5	7,396.0	10,207.1	21,380.4	24,961.4

Net income	6,836.4	2,736.6	2,922.3	3,627.7	6,867.0	13,846.7	15,251.0

Our quarterly revenues have primarily been affected by the GFA and the selling price of the properties we sold. Our quarterly cost of revenues and selling, general and administrative expenses experienced less fluctuation than our quarterly revenues as a portion of our cost of revenues and selling, general and administrative expenses are fixed in nature and do not vary in proportion with revenues from quarter to quarter.

Both seasonal fluctuations in real estate transactions and real estate industry cyclicality have affected, and are likely to continue to affect, our business and our quarterly results of operations. We generally experience relatively low volume of real estate transactions in the first quarter due to the cold weather and the Chinese New Year holiday, while the fourth quarter is typically the strongest period for our real estate sales activities.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, borrowings from banks and proceeds from issuances of equity and debt securities.

Cash Flows

The following table presents selected cash flow data from our cash flow statements for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(US$ in thousands)			(unaudited)
Net cash provided by (used in) operating activities	(2,249.9)	12,555.4	(27,679.2)	2,213.0	(109,415.0)
Net cash provided by (used in) investing activities	(103.1)	(666.2)	(3,021.9)	(1,911.5)	(1,614.9)
Net cash provided by (used in) financing activities	4,780.0	(2,474.3)	49,295.0	4,403.3	179,740.0

Net increase in cash and cash equivalents	2,427.0	9,414.9	18,593.9	4,704.8	68,710.1
Effect of exchange rate changes on cash and cash equivalents	(0.2)	264.6	1,391.6	1,017.2	2,786.1
Cash and cash equivalents at beginning of year/period	2,822.4	5,249.2	14,928.7	14,928.7	34,914.2

Cash and cash equivalents at end of year/period	5,249.2	14,928.7	34,914.2	20,650.7	106,410.4

Operating Activities

Net cash used in operating activities was US$109.4 million in the nine months ended September 30, 2007, primarily attributable to cash paid to acquire land use rights in our real estate property under development, an increase in accounts receivable, an increase in other deposits and prepayments, and a decrease in income tax payable. The increase in cash used in operating activities was partly offset by an increase in our accounts payable, customer deposits, other payables and accrued liabilities, and payroll and welfare payable. The increase in our customer deposits was attributable to increased cash receipts from sales of real estate properties in the nine months ended September 30, 2007. The increase in accounts payable was mainly due to increased payables to engineering and construction service providers, reflecting the increased number of, and investments in, real estate properties under construction in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006.

Net cash used in operating activities in 2006 reflected substantial increases in projects under construction during the period. Net cash used in operating activities was US$27.7 million in 2006, primarily attributable to cash paid to acquire land use rights in our real estate property under development, a decrease in our customer deposits and increases in advances to suppliers and deposits and prepayments. The decrease in customer deposits was attributable to recognition of the related amounts as revenues after meeting all conditions of revenue recognition method. The increase in cash used in our operating activities was partly offset by corresponding increases in our net income and deferred taxation expenses associated with the properties completed and delivered, as well as increases in our other payables and accrued liabilities and accounts payable.

Net cash provided by operating activities was US$12.6 million in 2005, primarily attributable to increases in our net income and deferred taxation expenses associated with properties completed and sold, and a corresponding decrease in property development completed. Customer deposits also increased, as a result of pre-sales of properties under construction. An increase in accounts payable also contributed to cash provided by operating activities. The increase was partially offset by increases in real estate property under development, reflecting properties under construction, as well as related advances to suppliers, other deposits and prepayments.

Net cash used in operating activities was US$2.2 million in 2004, primarily attributable to an increase in real estate property under development and in related advances to suppliers, other deposits and prepayments. The increase in cash used in operating activities was partially offset by increases in customer deposits resulting from pre-sales of properties under construction, and by increases in accounts payable and income taxes payable. Our net income increased and real estate property development completed decreased as a result of the completion and sale of properties.

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At December 31, 2004, 2005 and 2006 and September 30, 2007, we recorded current liabilities consisting of customer deposits of US$31.0 million, US$43.8 million, US$25.5 million and US$44.2 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash flows to the extent possible.

Investing Activities

Net cash used in investing activities was US$1.6 million in the nine months ended September 30, 2007, primarily attributable to US$1.3 million we used in purchasing property and equipment.

Net cash used in investing activities was US$3.0 million in 2006, primarily attributable to US$1.6 million we paid in consideration for the acquisition from Mr. Yong Zhang and Ms. Yuyan Yang of four subsidiaries providing real estate-related services, net of cash acquired.

Net cash used in investing activities was US$0.7 million in 2005, primarily attributable to the investments in Jiantou Xinyuan and Henan Xinyuan Real Estate Agency Co., Ltd.

Net cash used in investing activities was US$103,145 in 2004, due to purchases of plant and equipment.

Financing Activities

Net cash provided by financing activities was US$179.8 million in the nine months ended September 30, 2007, primarily attributable to proceeds in the amount of US$141.1 million from long-term bank loans, proceeds in the amount of US$17.3 million from short-term bank loans and net proceeds in the amount of US$94.9 million from the issue of our floating rate notes and convertible notes, partly offset by US$35.0 million repayment of shareholders’ loans, a US$8.5 million increase of restricted cash, US$11.3 million repayment of short-term bank loans and US$17.0 million repayment of long-term bank loans.

Net cash provided by financing activities was US$49.3 million in 2006, primarily attributable to proceeds in the amount of US$36.5 million from issuances of common and Series A preference shares, a US$35.0 million bridge loan from shareholders and US$28.5 million proceeds from short- and long-term bank borrowings, partially offset by an increase of US$26.6 million in restricted cash, reflecting the increase in real estate sales, and US$24.8 million repayment of short-term bank loans.

Net cash used in financing activities was US$2.5 million in 2005, primarily attributable to the proceeds of short- and long-term bank loans in the aggregate of US$34.7 million and a decrease in restricted cash of US$6.2 million, largely offset by repayment of short-term bank loans in the amount of US$37.0 million and loans to related parties of US$5.6 million.

Net cash provided by financing activities was US$4.8 million in 2004, primarily attributable to proceeds from short-term bank loans of US$20.5 million, partially offset by increase in restricted cash of US$7.6 million, repayments of long-term bank loans of US$5.9 million and repayment of borrowings from employees of US$3.0 million. These borrowings from employees were used for our real property developments, and were fully repaid as of September 30, 2007.

Debt and Equity-Linked Securities

See “Description of Debt and Equity-Linked Securities” for a description of warrants, floating rate notes and convertible notes that we have issued.

Bank Borrowings

Bank borrowing is an important source of funding for our property developments. Our borrowings as of December 31, 2004, 2005, 2006 and September 30, 2007, respectively, were as follows.

	As of December 31,			As of September 30, 2007
	2004	2005	2006
	US$	US$	US$	US$
Short-term bank loans	30,145,593	24,410,795	22,667,025	29,690,579
Long-term bank loans	3,141,425	7,434,760	12,806,229	139,998,402

Total	33,287,018	31,845,555	35,473,254	169,688,981

As of December 31, 2004, 2005 and 2006 and September 30, 2007, the weighted average interest rate on our short-term bank loans was 6.31%, 7.31%, 7.05% and 6.99%, respectively. As of December 31, 2004, 2005 and 2006 and September 30, 2007, our short-term bank loans were all denominated in Renminbi and are secured by our land use rights, real estate under development, certain property certificates and certain bank deposits.

As of December 31, 2004, 2005 and 2006 and September 30, 2007, the weighted average interest rate on our long-term bank loans was 6.30%, 6.62%, 6.93% and 7.77%, respectively. As of December 31, 2004, 2005 and 2006 and September 30, 2007, our long-term bank loans were all denominated in Renminbi and are secured by our land use rights and real estate under development.

Since June 2003, commercial banks have been prohibited under PBOC guidelines from advancing loans to fund the payment of land premium. In addition, the PRC government also encourages property developers to use internal funds to develop their property projects. Under guidelines jointly issued by the Ministry of Construction and other PRC government authorities in August 2004, commercial banks in China are not permitted to lend funds to property developers with an internal capital ratio, calculated by dividing the internal funds available by the total capital required for the project, of less than 35%, an increase of five percentage points from 30% as previously required. Such increase in internal capital ratio has limited the amount of bank financing that property developers, including us, are able to obtain.

Shareholders’ loan

On December 7, 2006, we borrowed a bridge loan in the principal amount of US$35 million from Blue Ridge China and Equity International, holders of our Series A preference shares and common shares. This loan bore interest at the rate of 12.5% per annum. In April 2007, we repaid the bridge loan using a portion of the net proceeds from the issuance and sale of floating rate notes.

Capital Expenditures

Our capital expenditures were US$103,145, US$174,245, US$1,540,874 and US$1,614,897 in 2004, 2005, 2006 and the nine months ended September 30, 2007, respectively. Our capital expenditures in 2004, 2005, 2006 and the nine months ended September 30, 2007 were mainly used for building improvements and to purchase vehicles, fixtures and furniture and equipment. We expect to incur capital expenditures of approximately US$0.4 million in the last quarter of 2007, which will be used primarily to purchase vehicles, computers and other equipment for our newly established subsidiaries. The source of our capital expenditures is primarily the cash flow generated from operating activities.

Recent Development

The terms of our Series A preference shares contain a contingent conversion option that allows holders to receive additional common shares if the value of our common shares in connection with this offering is less than two times the original Series A preference shares issuance price of US$0.81155, plus an accreted amount of 10% compounded annually to the date of the offering. On November 13, 2007, in order to provide more clarity with respect to accounting treatment of the Series A preference shares in our financial statements, we requested that Blue Ridge China and Equity International, the only holders of the Series A preference shares waive this option. They agreed in writing to the waiver on the belief that the option condition will be satisfied and therefore not triggered. Accordingly, we expect to issue 30,805,400 common shares upon the conversion of all of our Series A preference shares at the completion of this offering. We will recognize a deemed dividend to the holders of the Series A preference shares in connection with this waiver of the contingent conversion option. This deemed dividend will not affect our net income or cash flows, however, it will reduce our net income attributable to ordinary shareholders and earnings per share (ADS) for the year ending December 31, 2007. The dividend will be calculated based on the difference between the fair value of the Series A preference shares immediately after the waiver of the contingent conversion option and the carrying value of the Series A preference shares immediately prior to the waiver. The carrying value of the Series A preference shares immediately prior to the waiver was US$24,785,612. We have determined that on November 13, 2007, a 4% marketability discount be applied to an assumed initial offering price of US$            , the mid-point of the indicative price range for the offering, to arrive at a fair value of US$             for each Series A preference share. At this estimated fair value, we will record the modified Series A preference shares at an amount of approximately US$             million and the deemed dividend to the Series A preference shareholders at approximately US$             million, which will reduce the net income attributable to ordinary shareholders and retained earnings by the same amount of US$             million for the year ending December 31, 2007.

Contractual Obligations

As of September 30, 2007, our contractual obligations amounted to US$432.0 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
— long-term bank loans	139,998	—	139,998	—	—
— interest on long-term bank loans(1)	18,114	10,234	7,880	—	—
— convertible notes	25,000	—	—	25,000	—
— interest on convertible notes(2)	2,300	508	1,521	271	—
— floating rate notes	75,000	—	75,000	—	—
— interest on floating rate notes(3)	23,109	9,122	13,987	—	—
Short-term debt obligations	29,691	29,691	—	—	—
— interest on short-term debt obligations(4)	1,099	1,099	—	—	—
Operating lease obligations	186	168	18	—	—
Non-cancellable construction contract obligations	117,484	117,484	—	—	—
Contracted land use rights obligations	163,084	163,084	—	—	—

Total	595,065	331,390	238,404	25,271	—

(1)	Our long-term bank loans bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans is calculated based on the current interest rate of each loan, ranging from 5.99% to 8.217% per annum, using the PBOC benchmark rate of 7.47% as of September 30, 2007.
(2)	Interest on convertible notes is calculated at a rate of 2% per annum, assuming that we will complete an initial public offering prior to October 15, 2009.
(3)	Interest on floating rate notes is calculated at 6-month LIBOR as of September 30, 2007 plus 6.8% per annum. The applicable LIBOR rate was 5.3625% as of September 30, 2007.
(4)	Interest on short-term loans is calculated based on the fixed interest rates for relevant loans, ranging from 6.41% to 7.344% per annum.

This table does not include a liability of US$11.8 million for unrecognized tax benefits.

Off-Balance Sheet Arrangements

As is customary in the property industry in China, we provide guarantees to commercial banks in respect of the mortgage loans they extend to our customers prior to the issuance of their property ownership certificates. These guarantees remain outstanding until the completion of the registration of the mortgage with the relevant mortgage registration authorities. In most cases, guarantees for mortgages on residential properties are discharged when we submit the individual property ownership certificates and certificates of other interests in the property to the mortgagee bank. In our experience, the application for and issuance of the individual property ownership certificates typically takes six to 12 months, so the guarantee periods typically last for up to six to 12 months after we deliver the related property.

As of December 31, 2004, 2005 and 2006 and September 30, 2007, we guaranteed mortgage loans in the aggregate outstanding amounts of US$17.8 million, US$37.9 million, US$62.4 million and US$172.5 million, respectively.

Except for the contingent liabilities set forth above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements.

Inflation

Inflation has not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.9%, 1.8%, 1.5% and 4.1% in 2004, 2005, 2006 and the nine months ended September 30, 2007, respectively. Deflation could negatively affect our business as it would be a disincentive for prospective property buyers to make a purchase. As of the date of this prospectus, we have not been materially affected by any inflation or deflation.

Quantitative and Qualitative Disclosure about Market Risks

Market risk is the risk of loss related to adverse changes in market prices, including interest rate and foreign exchange rates of financial instruments. We are exposed to various types of market risks, in the normal course of business. We have not in the past used derivatives to manage our exposure to market interest rate risk or foreign exchange risk. The following discussion and analysis, which constitute “forward-looking statements” that involve risk and uncertainties, summarize our exposure to different market risks.

Foreign Exchange Risk

All of our revenues are denominated in RMB. However, we have substantial U.S. dollar denominated obligations, including the redemption obligation relating to the Series A preference shares and the obligation to pay interest and principal on the floating rate notes and convertible notes. Accordingly, any significant fluctuation between the RMB and the U.S. dollar could expose us to foreign exchange risk. We do not currently hedge our exchange rate exposure. We evaluate such risk from time to time and may consider engaging in hedging activities in the future to the extent we deem appropriate. Such hedging arrangements may require us to pledge or transfer cash and other collateral to secure our obligations under the agreements, and the amount of collateral required may increase as a result of mark-to-market adjustments.

The Renminbi is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its previous policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since July 21, 2005, this change in policy has resulted in an approximately 7.98% appreciation of the Renminbi against the U.S. dollar by September 30, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Any appreciation of the Renminbi against the U.S. dollar or any other foreign currencies would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert foreign currencies into Renminbi for such purposes. Any significant depreciation in the exchange rates of the Renminbi against the U.S. dollar could adversely affect the value of our dividends, which would be funded by Renminbi but paid in U.S. dollars. There can be no assurance that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). A significant depreciation in the Renminbi against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our reporting currency is U.S. dollars and our ADSs are expected to be quoted in U.S. dollars, whereas our revenues, costs and expenses are denominated in RMB.

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates and refinancing of short-term debt. Our cost of financing is sensitive to fluctuations in interest rates. Our bank borrowings and the floating rate notes bear interest at variable rates, and an increase in interest rates would increase our costs thereunder. Our net income is affected by changes in interest rates as a result of the impact such changes have on interest income from, and interest expense on, short-term deposits and other interest-bearing financial assets and liabilities. In addition, our sales are also sensitive to fluctuations in interest rates. An increase in interest rates would adversely affect our prospective purchasers’ ability to obtain financing and depress the overall housing demand. Higher interest rates, therefore, may adversely affect our revenues, gross profits and net income, and our ability to raise and service debt and to finance our developments.

Our indebtedness consists primarily of short- and long-term bank borrowings, the floating rate notes and the convertible notes. As of September 30, 2007, we had US$29.7 million of short-term bank borrowings, all of which are denominated in Renminbi and bear interest at fixed rates ranging from 6.41% per annum to 7.344% per annum, with a weighted average interest rate at such date of 6.99%. As of September 30, 2007, we had outstanding long-term bank loans of US$140.0 million that bore interest rates ranging from 5.99% per annum to 8.22% in the first contract years, with a weighted average interest rate at such date of 7.77%, which should be adjusted based on the PBOC benchmark rate in the range of 95% to 110% in the following years. The PBOC regulates the interest rates of our Renminbi-denominated borrowings. The PBOC-published benchmark one-year lending rates in China, which directly affect the property mortgage rates offered by commercial banks in China, as at December 31, 2004, 2005 and 2006 and September 30, 2007 were 5.58%, 5.58%, 6.12% and 7.29%, respectively. The floating rate notes and the convertible notes are denominated in U.S. dollars. The floating rate notes bear interest at a floating rate based on six-month LIBOR plus 6.8%. The convertible notes bear interest at 2% per annum, adjustable to 8% from October 15, 2009 to maturity if an initial public offering does not occur prior to October 15, 2009.

Credit Risk

We provide guarantees to mortgage lending banks in respect of the mortgage loans provided to the purchasers of our properties up until completion of the registration of the mortgage with the relevant authorities, which generally occurs within six to 12 months after the purchasers take possession of the relevant properties. If a purchaser defaults under the loan while our guarantee is in effect and we repay all debt owed by the purchaser to the mortgagee bank under the loan, the mortgagee bank must assign its rights under the loan and the mortgage to us and, after the registration of the mortgage, we will have full recourse to the property. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks.

As of September 30, 2007, we had guaranteed mortgages in the principal amount of US$172.5 million. If a purchaser defaults on the payment of its mortgage during the term of the guarantee, the mortgage lending bank may require us to repay the outstanding amount under the loan plus any accrued interest. In this event, although we are able to retain the customer’s deposit and sell the property to recover any amounts paid by us to the bank, there can be no assurance that we would be able to sell the property at a price equal to or greater than the amount necessary to pay off the defaulting purchaser’s outstanding loan amount and any accrued interest thereon.

Recent Accounting Pronouncements

In September 2006, the EITF issued EITF Issue No. 06-8, “Applicability of the Assessment of a Buyer’s Continuing Investment under SFAS No. 66 for the Sale of Condominiums” (“EITF 06-8”). EITF 06-8 states that in assessing the collectibility of the sales price pursuant to paragraph 37(d) of SFAS 66, an entity should evaluate the adequacy of the buyer’s initial and continuing investment to conclude that the sales price is collectible. If an entity is unable to meet the criteria of paragraph 37, including an assessment of collectibility using the initial and continuing investment tests described in paragraphs 8-12 of SFAS 66, then the entity should apply the deposit method as described in paragraphs 65-67 of SFAS 66. EITF 06-8 is effective for fiscal years beginning after March 15, 2007. In November 2006, the FASB ratified the EITF’s recommendation. The application of the continuing investment criteria on the collectibility of the sales price will limit our ability to recognize revenue and costs using the percentage of completion accounting method. Although we will continue to evaluate the application of EITF 06-8, we do not foresee that the adoption will have a material impact on the revenue or costs reported under percentage of completion accounting in fiscal 2004-2006. The effect of a change resulting from adoption of this consensus will be recognized as a cumulative-effect adjustment.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except as it pertains to a change in accounting principles related to (i) large positions previously accounted for using a block discount and (ii) financial instruments (including derivatives and hybrids) that were initially measured at fair value using the transaction price in accordance with guidance in footnote 3 of EITF No. 02-3 or similar guidance in SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements

No. 133 and 140”. For these transactions, differences between the amounts recognized in the statement of financial position prior to the adoption of SFAS No. 157 and the amounts recognized after adoption should be accounted for as a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption. We are currently assessing the impact, if any, of this new standard on our financial statements, however, management does not currently foresee that the adoption will have a material impact on our results of operations or financial position.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115”. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact of this new standard on our financial statements, however, management does not currently foresee that the adoption will have a material impact on our results of operations or financial position.

In March 2007, the FASB EITF released Topic No. D-109, “Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133.” EITF Topic D-109 provides guidance that the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC believes that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007. Although we will continue to evaluate the application of EITF Topic No. D-109, management does not currently foresee that the adoption will have a material impact on our results of operations or financial position.

OUR INDUSTRY

General

Since early 1990s, the real estate industry in China, including its residential property market, has been transitioning from a planned system controlled by the PRC government into a more market-oriented system. At present, although the PRC government still owns all urban land in China, long term land use rights with terms of up to 70 years can be granted to, and owned or leased by, private individuals and companies. A large and active market in the private sector has developed for sales and transfers of land use rights initially granted by the PRC government and property units built by private developers on such land. This has fostered the development of real estate-related businesses, such as property development, property management and real estate agencies.

The real estate industry in China, like elsewhere, is highly influenced by the domestic macroeconomic environment. The PRC economy has experienced significant growth during the past decade, which has led to a significant expansion of its real estate industry. This expansion has been supported by other factors, including increasing urbanization, growing personal affluence, as well as the emergence of the mortgage lending market. The following table sets forth selected statistics for the real estate industry in China for the periods indicated.

	For the year ended December 31,					2001-2005 CAGR
	2001	2002	2003	2004	2005
Investment in real estate development (RMB in billions)	634.4	779.1	1,015.4	1,315.8	1,590.9	25.8%
Total GFA sold (square meters in millions)	224.1	268.1	337.2	382.3	554.9	25.4%
Average price of properties sold (RMB per square meter)	2,170	2,250	2,359	2,778	3,168	9.9%

Source:	China Statistical Yearbook

Under a recently-enacted PRC Property Rights Law, which became effective on October 1, 2007, the term of the land use rights for residential land may be automatically renewed upon expiration. We expect this new law to encourage further growth in the PRC residential property market.

Growth in the PRC Economy

According to the 11th Five-year Plan for National Economic and Social Development, the PRC government expects the country to achieve GDP growth of approximately 7.5% per annum from 2006 to 2010. The table below sets forth selected PRC economic statistics for the periods indicated.

	For the year ended December 31,					2001-2005 CAGR
	2001	2002	2003	2004	2005
Nominal GDP (RMB in billions)	10,965.5	12,033.3	13,582.3	15,987.8	18,308.5	13.7%
Per capita GDP (RMB)	8,622	9,398	10,542	12,336	14,040	13.0%
Real GDP growth rate (%)	8.3	9.1	10.0	10.1	10.2	N/A

Source:	China Statistical Yearbook

Increasing Urbanization in China

The urban population in China has grown significantly in the past 10 years, creating higher demand for housing in many cities. The following table sets forth China’s urban population, total population and urbanization rates for the periods indicated.

	For the year ended December 31,					2001-2005 CAGR
	2001	2002	2003	2004	2005
Urban population (in millions)	480.6	502.1	523.8	542.8	562.1	4.0%
Total population (in millions)	1,276.3	1,284.5	1,292.3	1,299.9	1,307.6	0.6%
Urbanization rate (%)	37.7	39.1	40.5	41.8	43.0	N/A

Source:	China Statistical Yearbook

Growing Personal Affluence

Demand for housing in major cities has also grown significantly as a result of growing personal affluence, particularly among urban residents. The following table sets forth China’s per capita disposable income for urban households and aggregate personal savings for the periods indicated:

	For the year ended December 31,					2001-2005 CAGR
	2001	2002	2003	2004	2005
Aggregate personal savings (RMB in billions)	7,376.2	8,691.1	10,361.8	11,955.5	14,105.1	17.6%
Per capita disposable income for urban households (RMB)	6,860	7,703	8,472	9,422	10,493	11.2%

Source:	National Bureau of Statistics of China; China Statistical Yearbook

Emergence of mortgage lending in China

Financing for property purchases effectively began in 1994 when the PRC government promulgated rules which required companies to establish housing purchase benefit plans for their employees in urban areas. These plans were jointly funded by both employers and employees and provided substantial financial assistance for home purchases. The PRC government ended its practice of allocating housing units in urban areas in 1998. In 1999, commercial banks in China began to offer mortgage loans for up to 80% of the purchase price to individual property purchasers with maximum terms of 30 years. According to the National Bureau of Statistics of China, the aggregate balance of outstanding mortgage loans for residential properties in China increased from approximately RMB560 billion in 2001 to approximately RMB1,840 billion in 2005. The increased availability in property financing fostered the growth in private property purchases.

The Residential Property Market in China

The following table sets forth selected statistics regarding the residential property market in China for the periods indicated.

	For the year ended December 31,					2001-2005 CAGR
	2001	2002	2003	2004	2005
Investment in real estate development in residential properties (RMB in billions)	421.7	522.8	677.7	883.7	1,086.1	26.7%
GFA of residential properties sold (square meters in millions)	199.4	237.0	297.8	338.2	495.9	25.6%
Average price of residential properties (RMB per square meter)	2,017	2,092	2,197	2,608	2,937	9.8%

Source:	China Statistical Yearbook

As a result of the growing demand and increased prices for residential properties, total residential property sales in China increased from approximately RMB402.1 billion in 2001 to approximately RMB1,456.4 billion in 2005, according to China Statistical Yearbook.

At present, there is no uniform standard to categorize the different types and sizes of cities in China. In this prospectus, we refer to certain larger and more developed cities in China as Tier I and Tier II cities based on the categorization used by the CIHAF Valuation Report on Real Estate Investment in PRC Cities published by China Real Estate Business, or CREB, an authoritative real estate publication in China, YUBO Media and Institute of Finance and Trade Economics of Chinese Academy of Social Sciences. According to this report, four cities in China, namely Beijing, Shanghai, Shenzhen and Guangzhou, are currently considered Tier I cities due to their higher economic output and relatively more mature real estate market development. Another 35 cities are currently considered Tier II cities based on their economic growth and real estate development and investment growth potential.

We see a higher demand potential in the real estate market of the Tier II cities compared to the Tier I cities. The Tier II cities have a total population of 215.1 million and nominal GDP of RMB5,563.0 billion as of December 31, 2005. These represent a 16.4% of China’s total population and 30.4% of China’s total nominal GDP, compared to 2.7% of China’s total population and 14.3% of China’s total nominal GDP in the Tier I cities.

Also, we expect a more robust growth in the real estate market of the Tier II cities, given a more rapid urbanization in the Tier II cities compared to Tier I cities. The Tier II cities have an average urbanization rate of 52.7%, which is lower than the 82.0% rate in the Tier I cities, as of December 31, 2005. However, the urban population in Tier II cities has grown at a CAGR of 6.1% from 2001 to 2005, which is higher than a CAGR of 4.0% in Tier I cities in such period. We believe that the increasing urbanization rates in many Tier II cities are among the factors that have contributed to the growth in their residential housing demand and that the lower urbanization rates in these cities, compared to Tier I cities, are an indication of their capacity for further urban population growth.

In addition, Tier II cities have displayed a higher economic growth. In 2005, Tier II cities grew at a weighted average real GDP growth of 14.5%, which is higher than the 12.4% growth in Tier I cities. We expect continuing economic growth in many Tier II cities and improved intercity transportation infrastructure to encourage growth in the urban populations and residential housing demand of these cities.

The following sets forth an overview of the Tier II cities in which we currently operate:

Chengdu, Sichuan Province

Chengdu is the capital city of Sichuan Province, which is located in Southwest China. According to the China City Statistical Yearbook, Chengdu had a population of 10.8 million as of December 31, 2005, making it the second largest Tier II city in China. The table below sets forth selected economic statistics and real estate industry data for Chengdu for the periods indicated.

	For the year ended December 31,
	2001	2002	2003	2004	2005
Population (in millions)	10.2	10.3	10.4	10.6	10.8
Nominal GDP (RMB in billions)	149.2	166.7	187.1	218.6	237.1
Real GDP growth rate (%)	13.1	13.1	13.0	13.6	13.5
Per capita disposable income for urban households (RMB)	8,128	8,972	9,641	10,394	11,359
Residential real estate investments (RMB in billions)	12.3	14.9	18.9	18.6	29.4
Residential GFA completed (square meters in millions)	7.2	7.8	9.0	7.0	5.0
Residential GFA sold (square meters in millions)	6.4	7.4	9.0	6.8	4.9
Average price of residential property per square meter (RMB)	1,648	1,775	1,908	2,224	2,308

Source:	China City Statistical Yearbook; China Real Estate Statistics Yearbook; Chengdu Statistical Yearbook

Hefei, Anhui Province

Hefei is the capital city of Anhui Province, which is located in Eastern China. According to the China City Statistical Yearbook, Hefei had a population of 4.6 million as of December 31, 2005, making it the 24th largest Tier II city in China. The table below sets forth selected economic statistics and real estate industry data for Hefei during the periods indicated.

	For the year ended December 31,
	2001	2002	2003	2004	2005
Population (in millions)	4.4	4.5	4.6	4.4	4.6
Nominal GDP (RMB in billions)	36.3	41.3	48.5	59.0	85.4
Real GDP growth rate (%)	12.5	13.1	13.7	16.2	16.9
Per capita disposable personal income for urban households (RMB)	6,817	7,145	7,784	8,610	9,684
Residential real estate investments (RMB in billions)	1.7	2.4	6.4	10.3	14.3
Residential GFA completed (square meters in millions)	1.1	1.9	2.6	3.0	4.1
Residential GFA sold (square meters in millions)	0.7	1.8	2.5	3.1	5.3
Average price of residential property per square meter (RMB)	1,522	1,618	1,889	2,271	2,807

Source:	China City Statistical Yearbook; China Real Estate Statistics Yearbook; Hefei Statistical Yearbook

Jinan, Shandong Province

Jinan is the capital city of Shandong Province, which is located in Eastern China. Jinan had a population of 6.0 million as of December 31, 2005 according to the China City Statistical Yearbook, making it the 18th largest Tier II city in China. The table below sets forth selected economic statistics and real estate industry data for Jinan for the periods indicated.

	For the year ended December 31,
	2001	2002	2003	2004	2005
Population (in millions)	5.7	5.8	5.8	5.9	6.0
Nominal GDP (RMB in billions)	106.6	120.1	136.5	161.9	187.7
Real GDP growth rate (%)	12.1	13.2	14.5	15.6	15.6
Per capita disposable income for urban households (RMB)	9,565	10,094	11,013	12,005	13,578
Residential real estate investments (RMB in billions)	4.8	6.4	7.4	8.7	9.6
Residential GFA completed (square meters in millions)	1.6	2.4	2.5	2.5	1.9
Residential GFA sold (square meters in millions)	1.2	1.9	2.4	2.3	2.4
Average price of residential property per square meter (RMB)	1,858	2,068	2,307	2,831	3,026

Source:	China City Statistical Yearbook; China Real Estate Statistics Yearbook; Jinan Statistical Yearbook

Suzhou, Jiangsu Province

Suzhou is located in the southeast region of Jiangsu Province, approximately 100 kilometers outside of Shanghai. As of December 31, 2005, Suzhou had a population of 6.1 million, making it the 17th largest Tier II city in China. The table below sets forth selected economic statistics and real estate industry data for Suzhou during the periods indicated:

	For the year ended December 31,
	2001	2002	2003	2004	2005
Population (in millions)	5.8	5.8	5.9	6.0	6.1
Nominal GDP (RMB in billions)	176.0	208.0	280.2	345.0	402.7
Real GDP growth rate (%)	12.3	14.0	18.0	17.6	15.3
Per capita disposable income for urban households (RMB)	10,515	10,617	12,362	14,451	16,276
Residential real estate investments (RMB in billions)	5.6	8.3	14.8	27.6	32.9
Residential GFA completed (square meters in millions)	3.9	4.6	7.1	12.7	13.8
Residential GFA sold (square meters in millions)	4.3	4.8	5.3	7.5	6.8
Average price of residential property per square meter (RMB)	1,730	2,044	2,481	2,964	3,718

Source:	Suzhou Statistical Yearbook; China City Statistical Yearbook

Zhengzhou, Henan Province

Zhengzhou is the capital of Henan Province, which is located in central China. According to the China City Statistical Yearbook, Zhengzhou had a population of approximately 6.8 million as of December 31, 2005, making it the 11th largest Tier II city in China. The table below sets forth selected economic statistics and real estate industry data for Zhengzhou during the periods indicated:

	For the year ended December 31,
	2001	2002	2003	2004	2005
Population (in millions)	6.4	6.5	6.6	6.7	6.8
Nominal GDP (RMB in billions)	82.8	92.8	110.2	137.8	166.1
Real GDP growth rate (%)	10.9	11.0	14.8	15.7	16.0
Per capita disposable income for urban households (RMB)	6,633	7,495	8,346	9,364	10,640
Residential real estate investments (RMB in billions)	3.5	4.8	6.4	9.5	12.6
Residential GFA completed (square meters in millions)	1.4	2.1	2.8	2.8	3.6
Residential GFA sold (square meters in millions)	1.3	1.6	2.6	3.0	5.6
Average price of residential property per square meter (RMB)	1,880	1,914	1,955	2,004	2,387

Source:	China City Statistical Yearbook; China Real Estate Statistics Yearbook; Zhengzhou Statistical Yearbook

Recent Government Policies

The PRC government has announced on several occasions in recent years that its policy towards the development of the real estate industry is to promote healthy and sustainable growth, which includes encouraging the development of more low to medium priced housing. Since 2004, amidst growing concerns of overheating in the real estate industry, particularly in Tier I cities where average property prices have risen by more than 20% between 2001 to 2005, the PRC government has introduced a series of measures intended to slow growth in both property demand and supply and discourage speculation in the residential property market. These measures include the following:

Land Allocation and Real Estate Development

In May 2005, the Ministry of Construction and other relevant Chinese government authorities jointly issued the Notice Regarding Stabilizing Property Prices, which was followed by a set of implementation measures, including:

•	the imposition of a charge on land that remains undeveloped for one year from the commencement date specified in the relevant government land grant contract;

•	the cancellation of land use rights for land that remains undeveloped for two years from the specified commencement date;

•	the revocation of approval for projects that fail to comply with relevant planning permits;

•	a ban on the grant of land use rights for the construction of villas; and

•	a restriction on the grant of land use rights for the construction of other types of luxury residential properties.

In 2006 and 2007, further measures targeted at promoting the development of more low- and middle-end properties were introduced to regulate land supply and property development projects, including the following:

•

with effect from June 1, 2006, at least 70% of the total GFA of each urban residential property development must comprise residential units with floor area of less than 90 square meters, unless prior government approval is obtained; and

•	the tightening of regulations relating to the levy and payment of LAT, a property gains tax and the filing and reporting obligations of property developers.

Mortgage Lending and Borrowing

Under the Circular on Strengthening the Management of Commercial Real Estate Credit Facilities introduced in 2007, with effect from September 27, 2007, the minimum down payment for any purchase of a first self-use residential property with a unit GFA of less than 90 square meters is 20% of the purchase price of the property. The minimum down payment for any purchase of first self-use residential property with a unit GFA of 90 square meters or more is 30% of the purchase price of the property. The minimum down payment for any purchase of a second or subsequent residential property was increased to 40% of the purchase price if the purchaser had obtained a bank loan to finance the purchase of his or her first property.

Property Sales

In 2006 and 2007, additional measures were introduced to slow the increase in real property prices. For instance, a business tax was imposed in June 2006 on the proceeds from sales of residential properties occurring within five years of purchase as well as any gains from sales of residential properties that are not deemed to be non-luxury residential properties occurring after five years of purchase.

We expect continuing economic growth in China, rising disposable income levels and population growth in Tier II cities to support demand for residential properties, including our residential units, over the next years, despite these measures by the PRC government to control overheating in the PRC property market. Our model of rapid development cycle reduces our risk of incurring penalties or having land use rights cancelled under these new rules for undeveloped land, as well as lowers the potential for taxable appreciation in the value of our land over an extended period of time beyond our development cycle.

OUR CORPORATE HISTORY AND STRUCTURE

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiary in the PRC, Xinyuan (China) Real Estate, Ltd., or Xinyuan China. We own 100% of Xinyuan Real Estate, Ltd., or Xinyuan Ltd., a Cayman Islands holding company, which owns 100% of Xinyuan China. Xinyuan China has 11 wholly-owned subsidiaries in the PRC and holds a 45% minority interest in Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	The other shareholders of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. are Zhengzhou General Construction Investment Company (50%) and Zhengzhou Jiantou Project Consulting Co., Ltd. (5%).

We commenced our operations in May 1997 through Henan Xinyuan Real Estate Co., Ltd., one of our wholly-owned subsidiaries in the PRC. We completed a restructuring in April 2007 under which we established our current corporate structure by completing a share exchange in which the existing shareholders of Xinyuan Ltd., our then holding company, exchanged their respective shares for an equivalent number of our shares of the same class.

In April 2007, we issued the following equity and debt securities:

•

In connection with the restructuring referred to above and in exchange for Series A preference shares of Xinyuan Ltd. that were issued in August 2006 for cash proceeds of US$25 million, or US$0.81155 per share, we issued an aggregate of 30,805,400 Series A convertible redeemable preference shares, or Series A preference shares, to Blue Ridge China Partners, L.P., or Blue Ridge China, and EI Fund II China, LLC, or Equity International, together with certain warrants. If our cumulative net income for the two years ending December 31, 2008 is less than US$80 million, the holders of the warrants are entitled to purchase up to a maximum of 3,987,009 fully paid Series A preference shares at an exercise price of US$0.01 per share. If our cumulative net income for such period equals or exceeds US$80 million, or if we consummate a qualified initial public offering prior to March 31, 2008, then these warrants will expire without exercise. We expect these warrants to expire without exercise upon the completion of this offering. The fair value assigned to the warrants as at the date of issuance was US$496,000.

•

In connection with the restructuring referred to above and in exchange for warrants of Xinyuan Ltd. that were issued in August 2006 in consideration of financial advisory and investment banking services rendered, we issued the Burnham warrants, for the issuance of 1,853,172 fully paid common shares at an exercise price of US$0.81155 per share. We assigned a fair value of US$55,595 to these warrants, which was recorded as paid-in capital.

•

In connection with the restructuring referred to above and in exchange for common shares of Xinyuan Ltd. that were issued in November 2006 for an aggregate consideration of US$15 million, or US$0.9551 per share, we issued 15,704,379 common shares to Blue Ridge China and Equity International.

•

We issued US$75 million principal amount of units, each unit comprising US$100,000 principal amount of secured senior floating rate notes due 2010, or the floating rate notes, and one warrant to subscribe for our common shares. Each warrant entitles the holder to subscribe at the warrant exercise price for the number of common shares equal to the quotient obtained by dividing (i) US$40,000 by (ii) the warrant exercise price, which will be equal to 80% of the price per common share derived from the offering of the ADSs. The fair value assigned to the warrants as at the date of issuance was US$7.36 million.

•

We issued US$25 million principal amount of convertible subordinated notes due 2012, or convertible notes. The convertible notes are convertible into common shares at the rate of 38,388.48 common shares per US$100,000 principal amount of convertible notes, or a total of 9,597,120 common shares.

See “Description of Share Capital—History of Share Issuances” with respect to the original issuances of such securities by Xinyuan Ltd.

For a discussion of our current shareholding structure, see “Principal Shareholders.”

BUSINESS

Overview

We are a fast-growing residential real estate developer that focuses on Tier II cities in China. We utilize a standardized and scalable model that emphasizes rapid asset turnover, efficient capital management and strict cost control. We commenced operations in 1997 in Zhengzhou, the provincial capital of Henan Province, and were ranked No. 1 among all property developers in Zhengzhou in terms of contracted sales of residential units for the years 2004, 2005 and 2006, according to statistics prepared by the Bureau of Real Estate Management in Zhengzhou. Since 2006, we have expanded into strategically selected Tier II cities around the country and expect to benefit from rising residential housing demand in these markets as a result of increasing income levels of consumers and growing populations in these cities. We currently have operations in five Tier II cities, including Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou in Jiangsu Province and Zhengzhou in Henan Province.

We focus on developing large scale quality residential projects, which typically consist of multiple residential buildings that include multi-layer apartment buildings, sub-high-rise apartment buildings or high-rise apartment buildings, together with auxiliary services and amenities such as retail outlets, leisure and health facilities, kindergartens and schools. We also develop small scale residential properties. Our developments aim at providing middle-income consumers with a comfortable and convenient community life. In addition, we provide property management services for our developments and other real estate-related services to our customers. We acquire development sites primarily through public auctions of government land. This acquisition method allows us to obtain unencumbered land use rights to unoccupied land without the need for additional demolition, re-settlement or protracted legal processes to obtain title. As a result, we are able to commence construction relatively quickly after we acquire a site for development.

We have expanded our business and operations significantly during the past three years. The number of projects we had under construction increased from three projects with a total GFA of 278,868 square meters as of December 31, 2004, to seven projects with a total GFA of 770,781 square meters as of September 30, 2007. We have seven additional projects with a total GFA of 1,282,498 square meters under planning as of September 30, 2007. As of September 30, 2007, we have completed 13 projects with a total GFA of approximately 939,829 square meters and comprising a total of 8,645 units, more than 99.0% of which have been sold. For each of the three years ended December 31, 2004, 2005 and 2006, our revenues were US$35.6 million, US$61.9 million and US$142.4 million, respectively, representing a CAGR of 99.9%. Our net income for each of those three years was US$3.9 million, US$9.6 million and US$16.1 million, respectively, representing a CAGR of 102.2%. For the nine months ended September 30, 2006 and 2007, our revenue was US$99.7 million and US$218.3 million, respectively. Our net income for the nine months ended September 30, 2006 and 2007 was US$12.5 million and US$36.0 million, respectively.

We intend to continue our expansion into additional selected Tier II cities as suitable opportunities arise. The following map illustrates the geographic locations of our current operations and selected target Tier II cities which we currently survey for expansion in the near future:

Competitive Strengths

We believe the following strengths allow us to compete effectively in the real estate development industry:

Well Positioned to Capture Attractive Growth Opportunities in Tier II Cities.    Increases in consumer disposable income and urbanization rates have resulted in the emergence of a growing middle-income consumer market, driving demand for affordable and quality housing in many cities across China. Since 1997, we have been building large communities of modern, mid-sized residential properties for this market segment and have accumulated substantial knowledge and experience about the residential preferences and demands of these customers. We believe demand for product types and consumption trends are similar across the selected Tier II cities we enter into and believe that we can leverage our experience to capture the growth opportunities in these markets. We typically acquire land through the government auction system providing us ready access to undeveloped land, which enables us to expand rapidly into other Tier II cities. We believe our land acquisition method offers a sustainable source of land, which also positions us well to capitalize on increasing demand and growth opportunities in our target markets.

Standardized and Scalable Business Model.    Our business model focuses on a standardized property

development process designed for rapid asset turnover. We segment the process into well-defined stages and closely monitor costs and development schedules through each stage. These stages include (i) identifying land, (ii) pre-planning and budgeting, (iii) land acquisition, (iv) detailed project design, (v) construction management, (vi) sales and (vii) after-sale service. We commence pre-planning and budgeting prior to land acquisition, which enables us to acquire land at costs that meet our pre-set investment targeted returns and to quickly begin the development process upon acquisition. We typically acquire land through a transparent government auction system providing us with unencumbered land use rights to unoccupied land. Our enterprise resource planning enables us to collect and analyze information on a real-time basis throughout the entire property development process, optimizing decision making, outsourcing and development cycle scheduling. We utilize our customer relationship management system to track customer profiles and sales to forecast future individual preferences and market demand. We believe that these standardized practices and methodologies, together with a systematic approach to the development process, can be replicated in strategically selected Tier II cities, allowing us to effectively and rapidly enter into new geographic markets and develop new projects as attractive opportunities arise. Since 2006, we have expanded from one to a total of five Tier II cities in China, and from December 31, 2004 to September 30, 2007, our total GFA for projects under construction has grown 176.4%.

Proven Ability to Provide Large Scale Quality Housing for Middle-Income Consumers.    We have a clear focus on emerging middle-income consumers in China’s Tier II cities. We provide standardized mid-sized units, typically ranging from 50 square meters to 100 square meters in size, at affordable prices for this market. Our residential units feature modern designs and offer comfortable and convenient community lifestyles. We have developed a portfolio of architectural plans and designs, which typically comprise 1,000 to 5,000 units and include facilities such as clubhouses, retail shops and schools. We have a proven track record of building large-scale quality residential communities that appeal to middle-income customers, as demonstrated by the sale of more than 99.0% of the units in completed projects and revenue growth at a CAGR of 99.9% from 2004 to 2006.

Ability to Generate Attractive Investment Returns.    Our standardized processes that emphasize rapid

asset turnover allow us to efficiently use capital and generate attractive returns on our investments. We typically acquire land that is ready for development through the government auction system. We do not tie up capital in idle land banks but instead begin development relatively quickly after land acquisition. We use working capital efficiently by actively managing and coordinating receivables and expenditures across various projects. We can complete a project consisting of multi-layered buildings of six stories or below in 13 to 17 months from the date of land acquisition. We typically begin pre-sales for a project within two to four months after we commence construction. Historically, our pre-sales activities have allowed us to generate cash flows relatively early in the development cycle and to fund a significant portion of the capital required for existing projects, reducing financing needs and associated costs. Moreover, our project development and construction management emphasizes strict cost control at each stage of project development. Our long-term relationships established with third-party contractors allow us to efficiently conduct selection processes and closely manage and supervise construction progress to avoid unexpected delays and cost overruns. We believe that the velocity of our development cycle and our ability to efficiently manage capital and maintain strict cost control at each stage of the development cycle enable us to generate attractive returns on our projects.

Experienced Management Team Supported by Trained and Motivated Workforce.    Our senior managers, most of whom have been working with our company for over five years, have on average over 10 years of experience in the PRC real estate industry and considerable strategic planning and business management expertise. Our Chairman and founder, Mr. Yong Zhang, has more than 20 years of experience in developing residential housing in China. Mr. Zhang was elected in 2004 as one of the Top 10 Rising Entrepreneurs in China’s Real Estate Industry by the China International Real Estate & Archi-tech Fair, or the CIHAF. Our management and workforce are well-trained and motivated. To promote effective recruitment, retention and advancement, we provide management with training and incentive programs that include subsidizing management’s pursuit of post-secondary degrees and programs. Currently, some of our managers are undertaking part-time post-secondary degrees and over 50 managers have completed or are at various stages of undertaking one year part-time business administration programs at top universities in China. Employees receive on-going training in their areas of specialization at our head office in Zhengzhou. In addition, we have adopted broad performance-based stock incentive plans, which we believe enables us to retain and motivate the workforce as well as attract new talent to support our rapid expansion.

Relationships with Our Institutional Shareholders.    In 2006, Blue Ridge China and Equity International invested in our company. Blue Ridge China is a China-focused private equity fund and Equity International is a privately-held investment company specializing in real estate investments outside the United States, founded and led by Samuel Zell and Gary Garrabrant. Equity International’s portfolio companies include Homex in Mexico and Gafisa in Brazil, both of which are publicly traded in the United States. Equity International is affiliated with Equity Group Investments, LLC, a privately-held investment company founded by Samuel Zell, which together with its affiliates, has created some of the largest publicly-traded real estate companies in the United States. Both of these shareholders (through their designees on the board of directors) are active in major board-level decisions and contribute their expertise in corporate governance best practices, financial management and accessing global capital. After the offering, Blue Ridge China and Equity International will hold         % and         % of our outstanding shares, respectively, and will have representatives participating on our board of directors.

Strategies

Our goal is to become the leading residential property developer focused on China’s Tier II cities by implementing the following strategies:

Continue Expanding in Selected Tier II Cities.    We believe that Tier II cities present development opportunities that are well suited for our scalable business model of rapid asset turnover. Many Tier II cities offer a large supply of potential development sites that meet the criteria of our internal pre-set targeted returns. Furthermore, Tier II cities currently tend to be in an early stage of market maturity and have fewer large national developers. We believe that the fragmented market and relative abundance of land supply in Tier II cities, as compared to Tier I cities, offer opportunities for us to generate attractive margins and believe that our experience in and strategic focus on Tier II cities afford us the opportunity to emerge as a leading developer in these markets. We have rapidly expanded from one to five Tier II cities since 2006 and plan to enter into other Tier II cities that have:

•	increasing urbanization rates and population growth;

•	high economic growth and increasing disposable income; and

•	sustainable land supply for future developments.

Capitalize on Growth of Middle-Income Population.    The growing middle-income consumer market in China presents an attractive opportunity to continue our business expansion at a rapid pace. We will target this market by continuing to provide quality mid-sized modern residential units in large community developments for middle-income consumers. Our strategy is also consistent with the housing policy direction of relevant PRC governmental authorities in the context of rising incomes and rapid urbanization. The Ministry of Construction and other PRC governmental authorities released policies in 2006 to promote the development of more low- and mid-priced housing and to limit the amount of resources, including land supply, devoted to the luxury housing market. We believe that our strategy and business model to target the middle-income market provide us with a competitive advantage in China’s new regulatory environment.

Focus on Efficient Land Acquisition.    We constantly seek and assess land acquisition opportunities in selected Tier II cities through the governmental land auction system. To achieve our land acquisition targets, we have established a centralized and efficient system to research land acquisition opportunities. We monitor, plan and budget development costs for potential development sites and, if the development opportunity meets our pre-set investment target, bid for the site through the auction process. We believe that beginning with efficient land acquisitions and following through with well-executed development will allow us to expand into Tier II cities successfully and provide sustainable growth to our business. Our goal is to acquire land supply sufficient for two to three years of development to support our planned business growth. It will also allow us to more efficiently manage our capital by coordinating receivables and expenditures from project to project, lowering our financing requirements and associated costs.

Maintain Strict Cost Control.    We plan to continue to closely monitor our capital and cash positions and carefully manage our land use rights costs, construction costs and operating expenses. We believe that by adhering to prudent cost management we will be able to more efficiently use our working capital, which will help to maintain our profit margins. When selecting a property project for development, we will continue to follow our established internal evaluation process, including utilizing the analysis and input of our institutional shareholders and choosing third-party contractors through a tender process open only to bids which meet our budgeted costs, thus allowing us to meet our investment return criteria. We will also actively manage our sales and pre-sales to generate cash flows for our ongoing capital requirements.

Strengthen our “Xinyuan” Brand.    We intend to continue promoting “Xinyuan” brand in selected Tier II cities by delivering quality products and attentive real estate-related services to our customers. We believe, based on surveys we conduct with our customers, that over half of our property purchasers were referred to us by existing unit owners. We therefore believe that we can most effectively enhance our brand name by continuing to focus on providing quality products and after-sales support to customers to maintain their trust and loyalty and promote referrals to us. At the same time, we will continue to actively promote the “Xinyuan” brand through marketing initiatives in our targeted markets, such as increasing the level of advertising activities.

Our Markets

We currently operate in five markets—Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Suzhou in Jiangsu Province and Zhengzhou in Henan Province.

The following table sets forth the numbers of our projects and the total GFA in each location indicated as of September 30, 2007.

	Chengdu	Hefei	Jinan	Suzhou	Zhengzhou	Total
Properties under construction	—	1	3	2	1	7
Properties under planning	2	—	1	1	3	7
Completed projects	—	—	—	—	13	13

Total number of projects	2	1	4	3	17	27
Total GFA(1) (m2)	447,981	145,452	404,068	487,890	1,507,717	2,993,108

(1)	The amounts for ‘‘total GFA’’ in this table and elsewhere in this prospectus are the amounts of total saleable residential GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sales contracts relating to such property;

•

for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projection.

In addition, Zhengzhou Jiantou Xinyuan Real Estate Co, Ltd, or Jiantou Xinyuan, a project company in which we own a 45% interest, has one completed project in Zhengzhou with a total GFA of 107,846 square meters and three projects under construction in Zhengzhou with an estimated total GFA of 366,049 square meters, as of September 30, 2007.

We intend to seek attractive opportunities to expand into additional Tier II cities, which we will select based on certain macroeconomic criteria, including economic growth, per capita disposable income, population, urbanization rate as well as availability of suitable land supply and local residential property market conditions.

Our Property Projects

Overview

We offer the following three main types of real estate property products:

•	multi-layer apartment buildings, which are typically six stories or less and normally require nine to 12 months to construct after we obtain the related construction permit;

•	sub-high-rise apartment buildings, which are typically seven to 11 stories and normally require 12 to 18 months to construct after we obtain the related construction permit; and

•	high-rise apartment buildings, which are typically 12 to 33 stories and normally require 18 to 24 months to construct after we obtain the related construction permit.

Our projects are in one of the following three stages:

•	completed projects, comprising projects the construction of which has been completed;

•	properties under construction, comprising properties for which the construction permits have been obtained; and

•	properties under planning, comprising properties for which we have entered into land grant contracts and are in the process of obtaining the required permits to begin construction.

Properties under Construction and Properties under Planning

The following table sets forth each of our properties currently under construction or planning as of September 30, 2007:

Project Name	Location	Type of Products(1)	Actual or Estimated Construction Period	Actual or Estimated Pre-sale Commencement Date(2)	Total Site Area	Total GFA(3)	Total Number of Units	Number of Units Sold
					(m2)	(m2)
Properties under construction
Hefei Wangjiang Garden	Hefei	M/H	05/2007-04/2009	07/2007	51,939	145,452	1,649	911
Jinan City Family	Jinan	M	10/2006-11/2007	11/2006	47,411	61,066	786	755
Jinan Elegant Scenery	Jinan	H/S	12/2006-12/2008	04/2007	61,502	99,777	1,127	821
Jinan International City Garden I	Jinan	H/S	09/2007-05/2009	11/2007	63,524	118,598	1,678	—
Suzhou Lake Splendid	Suzhou	M/H/S	03/2007-12/2008	05/2007	130,945	197,179	2,315	1,660
Suzhou Colorful Garden	Suzhou	M/H	06/2007-04/2009	09/2007	41,365	81,131	968	15
Zhengzhou Commercial Plaza	Zhengzhou	H	11/2006-08/2008	05/2007	8,410	67,578	920	614

Subtotal					405,096	770,781	9,443	4,776

Properties under planning
Chengdu Xinyuan Splendid I	Chengdu	H	11/2007-04/2010	01/2008	34,007	230,493	4,066	—
Chengdu Xinyuan Splendid II	Chengdu	H	01/2008-07/2010	05/2008	30,497	217,488	3,113	—
Jinan International City Garden II	Jinan	H	12/2007-08/2009	03/2008	30,404	124,627	2,126	—
Suzhou Xinyuan Splendid	Suzhou	H/S	01/2008-08/2010	05/2008	119,089	209,580	3,209	—
Zhengzhou Longhai Road Project	Zhengzhou	H	10/2008-12/2010	03/2009	63,328	266,888	2,423	—
Zhengzhou Xinyuan Huating	Zhengzhou	H	12/2007-12/2009	05/2008	16,502	49,361	654	—
Zhengzhou Xinyuan Colorful Garden	Zhengzhou	M/H/S	06/2008-04/2010	10/2008	74,462	184,061	2,130	—

Subtotal					368,289	1,282,498	17,721	—

Total					773,385	2,053,279	27,164	4,776

(1)	“M” refers to multi-layer buildings, “H” refers to high-rise buildings and “S” refers to sub-high-rise buildings.
(2)	Pre-sale commencement dates refer to dates on which we began or expect to begin pre-sale activities after receiving the relevant pre-sale permits.
(3)	The amounts for ‘‘total GFA’’ in this table and elsewhere in this prospectus are the amounts of total saleable residential GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on the sales contracts relating to such property;

•

for unsold properties that are completed or under construction, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projections.

Properties under Construction

Hefei, Anhui Province

Hefei Wangjiang Garden.    Hefei Wangjiang Garden is located at Wangjiang Road of Baohe District in Hefei. We commenced construction of this project in May 2007 and expect to deliver it by April 2009. Hefei Wangjiang Garden covers a site area of 51,939 square meters and has a total GFA of 145,452 square meters, of which 9,434 square meters are for multi-layer buildings, 135,159 square meters for high-rise buildings and 859 square meters for retail stores. This project, when completed, will consist of 1,649 units. We have started pre-sales in July 2007. As of September 30, 2007, we had sold 911 units.

Jinan, Shandong Province

Jinan City Family.    Jinan City Family is located on Zhangzhuang Road of Huaiyin District in Jinan. We commenced construction of this project in October 2006 and expect to deliver it by November 2007. Jinan City Family covers a site area of 47,411 square meters and has a total GFA of 61,066 square meters, of which 60,256 square meters are for multi-layer buildings and 810 square meters for retail stores. We started pre-sale in November 2006. As of September 30, 2007, we had sold 755 units out of 786 saleable units.

Jinan Elegant Scenery.    Jinan Elegant Scenery is located on Autoplant Road East of Tianqiao District in Jinan. We commenced construction of this project in December 2006 and expect to deliver it by December 2008. Jinan Elegant Scenery covers a site area of 61,502 square meters and has a total GFA of 99,777 square meters, of which 78,862 square meters are for sub-high-rise buildings, 15,793 square meters for high-rise buildings and 5,122 square meters for retail stores. We started pre-sales in April 2007. As of September 30, 2007, we had sold 821 units out of 1,127 saleable units.

Jinan International City Garden I.    Jinan International City Garden I is located on South Industrial Road of Hitech Industry Park in Jinan. We commenced construction of this project in September 2007 and expect to deliver it by May 2009. Jinan International City Garden I covers a site area of 63,524 square meters and has a total GFA of 118,598 square meters, of which 97,323 square meters are for high-rise buildings, 18,773 square meters for sub-high-rise buildings and 2,502 square meters for retail stores. This project will consist of 1,678 units. We plan to start pre-sales in November 2007.

Suzhou, Jiangsu Province

Suzhou Lake Splendid.    Suzhou Lake Splendid is located on Tongda Road of Wuzhong District in Suzhou. We commenced construction of this project in March 2007 and expect to deliver it by December 2008. Suzhou Lake Splendid covers a site area of 130,945 square meters and has a total GFA of 197,179 square meters, of which 98,832 square meters are for multi-layer buildings, 16,826 square meters for sub-high-rise buildings, 77,423 square meters for high-rise buildings and 4,098 square meters for retail stores. We started pre-sales in May 2007. As of September 30, 2007, we had sold 1,660 units out of 2,315 saleable units.

Suzhou Colorful Garden.    Suzhou Colorful Garden is located on Xihuan Road of Jinchang District in Suzhou. We commenced construction of this project in June 2007 and expect to deliver it by April 2009. This project covers a site area of 41,365 square meters and has a total GFA of 81,131 square meters, which consists of 32,860 square meters of multi-layer buildings, 46,225 square meters of high-rise buildings and 2,046 square meters of retail stores. This project, when completed, is expected to consist of 968 units. We started pre-sales in September 2007 and had sold 15 units as of September 30, 2007.

Zhengzhou, Henan Province

Zhengzhou Commercial Plaza.    Zhengzhou Commercial Plaza is located on Jingsan Road of Jinshui District in Zhengzhou. We commenced construction of this project in November 2006 and expect to deliver it by

August 2008. Zhengzhou Commercial Plaza covers a site area of 8,410 square meters and has a total GFA of 67,578 square meters. This project consists of two high-rise buildings. One building with an estimated total GFA of 27,516 square meters is purely for residential use. The other with estimated total GFA of 40,062 square meters is for both residential and commercial use. We started pre-sales in May 2007. As of September 30, 2007, we had sold 614 units out of the 920 saleable residential units.

Properties under Planning

Chengdu, Sichuan Province

Chengdu Xinyuan Splendid (Phase I & II).    Chengdu Xinyuan Splendid is located on Donghong Road of Jinjiang District in Chengdu, and is currently under planning. We expect to commence construction of this project in November 2007, to start pre-sales in January 2008 and to complete this project by July 2010. Phase I and Phase II of the project will cover an aggregate site area of 64,504 square meters, and are expected to have a total GFA of 447,981 square meters. This project is expected to consist of 7,179 units upon completion.

Jinan, Shandong Province

Jinan International City Garden II.    Jinan International City Garden II is located on South Industrial Road of Hitech Industry Park in Jinan, and is currently under planning. We expect to commence construction of this project in December 2007, to start pre-sales in March 2008 and to complete it by August 2009. This project will cover a site area of 30,404 square meters, and will have a total GFA of 124,627 square meters. This project is expected to consist of 2,126 units upon completion.

Suzhou, Jiangsu Province

Suzhou Xinyuan Splendid.    Suzhou Xinyuan Splendid is located on Mayun Road of Hitech District in Suzhou, and is currently under planning. We expect to commence construction of this project in January 2008, to start pre-sales in May 2008 and to deliver it by 2010. It will cover a site area of 119,089 square meters and is expected to have a total GFA of 209,580 square meters. This project is expected to consist of 3,209 units when completed.

Zhengzhou, Henan Province

Zhengzhou Longhai Road Project.    Zhengzhou Longhai Road Project is located on Longhai Road of Erqi District in Zhengzhou, and is currently under planning. We expect to commence construction of this project in October 2008, to start pre-sales in March 2009 and to deliver it by 2010. It will cover a site area of 63,328 square meters and is expected to have a total GFA of 266,888 square meters. This project is expected to consist of 2,423 units when completed.

Zhengzhou Xinyuan Huating.    Zhengzhou Xinyuan Huating is located on Funin Road of Zhongyuan District in Zhengzhou, and is currently under planning. We expect to commence construction of this project in December 2007, to start pre-sales in May 2008 and to deliver it by 2009. It will cover a site area of 16,502 square meters and is expected to have a total GFA of 49,361 square meters. This project is expected to consist of 654 units when completed.

Zhengzhou Xinyuan Colorful Garden.    Zhengzhou Xinyuan Colorful Garden is located on Hezuo Road of Erqi District in Zhengzhou, and is currently under planning. We expect to commence construction of this project in June 2008, to start pre-sales in October 2008 and to deliver it by the middle of 2010. It will cover a site area of 74,462 square meters and is expected to have a total GFA of 184,061 square meters. This project is expected to consist of 2,130 units when completed.

Completed Projects

The following table sets forth each of our completed projects as of September 30, 2007.

Project Name	Location	Type of Products	Completion Date	Total Site Area	Total GFA(1)	Total Number of Units	Number of Units Sold
				(m2)	(m2)
Completed Projects
Zhengzhou Longhai Star Garden	Zhengzhou	M/H/S	12/2000	11,719	39,975	239	210
Zhengzhou Xinyuan Splendid:
Zhengzhou Xinyuan Splendid 1A	Zhengzhou	M/S	07/2002	35,444	62,623	484	477
Zhengzhou Xinyuan Splendid 1B	Zhengzhou	M	04/2004	21,800	43,673	333	333
Zhengzhou Xinyuan Splendid 2A	Zhengzhou	M	04/2003	23,460	39,996	271	271
Zhengzhou Xinyuan Splendid 2B	Zhengzhou	M	06/2004	19,295	27,041	86	86
Zhengzhou Xinyuan Splendid 2C	Zhengzhou	S	04/2004	9,968	21,748	132	132
Zhengzhou Xinyuan Splendid 3A3B3C	Zhengzhou	M/S	08/2005	51,014	114,774	792	792
Zhengzhou Xinyuan Splendid Haojinge	Zhengzhou	H	11/2004	8,298	31,089	166	166
Zhengzhou Xinyuan Splendid City Homestead	Zhengzhou	M	08/2005	23,606	45,378	369	369

Zhengzhou Xinyuan Splendid subtotal				192,885	386,322	2,633	2,626
Zhengzhou City Manor	Zhengzhou	M	03/2006	63,089	118,716	1,633	1,633
Zhengzhou City Family	Zhengzhou	M	12/2006	21,380	39,226	720	719
Zhengzhou Central Garden — East	Zhengzhou	M/H/S	09/2007	60,849	165,206	1,624	1,624
Zhengzhou Central Garden — West	Zhengzhou	M/H/S	09/2007	79,464	190,384	1,796	1,795

Total				429,386	939,829	8,645	8,607

(1)	The amounts for “total GFA” in this table are the amounts of total saleable residential GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on that sales contracts relating to such property;

•	for unsold properties that are completed, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projections.

Zhengzhou, Henan Province

As of September 30, 2007, all of our completed projects were located in Zhengzhou.

Zhengzhou Longhai Star Garden.    Zhengzhou Longhai Star Garden is located on Longhai Road of Zhongyuan District in Zhengzhou. It is our first completed property development and is a residential community with European architectural style. It consists of multi-layer buildings, sub-high-rise buildings and high-rise buildings and has a central garden, a children’s playground, a Tai Chi garden, a community center and a substantial area of greenery.

We commenced construction of Longhai Star Garden in August 1998 and delivered it in December 2000. The project covers a site area of 11,719 square meters, contains two multi-layer buildings, two sub-high-rise buildings and one high-rise building, and has a total GFA of 39,975 square meters. As of September 30, 2007, we have sold 210 units out of the total 239 units and the remaining 29 units were held as properties for lease.

Zhengzhou Xinyuan Splendid (multiple phases).    Zhengzhou Xinyuan Splendid is located on Xinyuan Road of Jinshui District in Zhengzhou, near Zhengzhou’s Forest Park and Zhengdong New District. Xinyuan Splendid is a self-contained community that exemplifies our integrated living concept. Among other honors Xinyuan Splendid has received, it was recognized in 2004 by the Ministry of Construction as a national model residential community for property management.

Although Xinyuan Splendid is one integrated residential community, it was developed in phases. We commenced construction of the first phase of Xinyuan Splendid in May 2001 and delivered its last phase in August 2005. The whole project, covering an area of 192,885 square meters with a total GFA of 386,322 square meters, contains 49 multi-layer buildings, 16 sub-high-rise buildings, two high-rise buildings, one kindergarten, one primary school and a clubhouse. We also sold Xinyuan Splendid phase by phase as development progressed. The pre-sales of its first phase started in July 2001, while the pre-sales of its last phase started in September 2004. As of September 30, 2007, we had sold 2,626 out of 2,633 saleable units.

Zhengzhou City Manor.    Zhengzhou City Manor is located on Mianfang Road of Erqi District in Zhengzhou, near major shopping areas, the railway station and a variety of large parks. Zhengzhou City Manor is the first large-scale residential community in Zhengzhou consisting of only multi-layer buildings.

We commenced construction of Zhenzhou City Manor in November 2004 and delivered it in March 2006. Zhengzhou City Manor has 27 multi-layer buildings, covers a site area of 63,089 square meters and has a total GFA of 118,716 square meters. We started pre-sales in January 2005. All of the 1,633 saleable units have been sold.

Zhengzhou City Family.    Zhengzhou City Family is located on Hanghai Road of Guancheng District in Zhengzhou. It is the first multi-layer residential community in Zhengzhou offering only small-to-medium sized units ranging from 33 square meters to 87 square meters. This project has five multi-layer buildings, one of which is for commercial use.

We commenced construction of Zhengzhou City Family in March 2006 and delivered it in December 2006. This project covers a site area of 21,380 square meters and has a total GFA of 39,226 square meters. We started pre-sales in April 2006. As of September 30, 2007, we had sold 719 units out of 720 saleable units.

Zhengzhou Central Garden (East and West).    Zhengzhou Central Garden is located on Jinshui Road of Zhengdong District in Zhengzhou, near the central business district of Zhengzhou. The projects cover an aggregate area of 140,313 square meters and have an aggregate GFA of 355,590 square meters, of which 97,627 square meters are for multi layer buildings, 62,570 square meters for sub-high-rise buildings, 181,789 square meters for high-rise buildings and 13,604 square meters for retail stores. The size of the units ranges from studios of approximately 39 square meters to luxury duplex units of approximately 175 square meters.

We commenced construction of Zhengzhou Central Garden (East) in November 2005, started pre-sales in December 2005 and delivered it in September 2007. We commenced construction of Zhengzhou Central Garden (West) in December 2005, started pre-sales in January 2006 and delivered it in September 2007. As of September 30, 2007, we had sold 3,419 units out of 3,420 saleable units of the projects.

Jiantou Xinyuan’s Projects

As of September 30, 2007, Jiantou Xinyuan has one completed project three projects under construction. The four projects are all located in Zhengzhou, with a total GFA of 473,895 square meters. The following table sets forth detailed information for each project.

Project Name	Location	Type of Products	Actual or Estimated Construction Period	Actual or Estimated Pre-sale Commencement Time	Total Site Area	Total GFA(1)	Total Number of Units	Number of Units Sold
					(m2)	(m2)
Properties under construction
Zhengzhou City Mansion	Zhengzhou	M/S	03/2007-04/2008	04/2007	21,516	42,733	785	486
Zhengzhou International Plaza(2)	Zhengzhou	H	03/2007-09/2008	07/2007	10,095	41,197	518	317
Zhengzhou International City Garden Phase II	Zhengzhou	S/H	07/2007-08/2009	08/2007	92,211	282,119	3,628	1,022

Subtotal					123,822	366,049	4,931	1,825
Completed Projects
Zhengzhou International City Garden Phase I	Zhengzhou	M	03/2006-01/2007	04/2006	64,370	107,846	1,560	1,560

Total					188,192	473,895	6,491	3,385

(1)	The amounts for “total GFA” in this table are the amounts of total saleable residential GFA and are derived on the following basis:

•	for properties that are sold, the stated GFA is based on that sales contracts relating to such property;

•	for unsold properties that are completed, the stated GFA is calculated based on the detailed construction blueprint and the calculation method approved by the PRC government for saleable GFA, after necessary adjustments; and

•	for properties that are under planning, the stated GFA is based on the land grant contract and our internal projections.

(2)	Jiantou Xinyuan owns a 52% interest in the project company developing Zhengzhou International Plaza. The remaining 48% interest in that project company is owned by an independent third party.

We hold a 45% equity interest in Jiantou Xinyuan, with 50% held by Zhengzhou General Construction Investment Company and the remaining 5% held by Zhengzhou Jiantou Project Consulting Co., Ltd. Under the joint venture contract, we and the other partners agree to share the profits according to our respective equity interests in Jiantou Xinyuan. We and the other partners also extend loans to Jiantou Xinyuan at an interest rate comparable to bank lending rates for Jiantou Xinyuan’s property development operations.

Zhengzhou City Mansion.    Zhengzhou City Mansion is located on Tongbai Road of Zhongyuan District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in March 2007 and expects to deliver it in April 2008. It covers a site area of 21,516 square meters and has a total GFA of 42,733 square meters, of which 24,487 square meters are for multi-layer buildings and 18,246 square meters are for sub-high-rise buildings. Jiantou Xinyuan started pre-sales of this project in April 2007. As of September 30, 2007, 486 out of the 785 units had been sold.

Zhengzhou International Plaza.    Zhengzhou International Plaza is located on Jianshe Road of Zhongyuan District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in March 2007 and expects to deliver it by September 2008. This project covers a site area of 10,095 square meters and is expected to have a total GFA of 41,197 square meters. It comprises only high-rise buildings. This project, when completed, is expected to contain 518 units. We started pre-sales in July 2007 and had sold 317 units as of September 30, 2007.

Zhengzhou International City Garden (Phase II).    Zhengzhou International City Garden (Phase II) is located on Mianfang Road of Erqi District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in July 2007 and expects to deliver it by August 2009. It covers a site area of 92,211 square meters and has a total GFA of 282,119 square meters, containing 17 high-rise buildings. This project, when completed, will have 3,628 units. Pre-sales started in August 2007 and we had sold 1,022 units as of September 30, 2007.

Zhengzhou International City Garden (Phase I).    Zhengzhou International City Garden (Phase I) is located on Mianfang Road of Erqi District in Zhengzhou. Jiantou Xinyuan commenced construction of this project in March 2006 and delivered it in January 2007. This project covers a site area of 64,370 square meters and has a total GFA of 107,846 square meters. It contains 23 multi-layer buildings. Pre-sales started in April 2006. As of September 30, 2007, all of its 1,560 units had been sold.

Our Property Development Operations

We have a systematic and standardized process to project development, which we implement through several well-defined phases. A significant portion of our process is dedicated to land acquisition, which is segmented into three stages: (i) opportunity identification, (ii) initial planning and budgeting and (iii) land acquisition. The following diagram sets forth the key stages of our property development process.

Opportunity Identification

The first stage of our development process involves the identification of new opportunities for forthcoming land auctions in our selected Tier II cities around China. Our Land Development Department prepares a strategic plan that specifies our future project development plans and land acquisition requirements. They also conduct in-depth demographic and market research regarding our selected Tier II cities. We have formulated a set of criteria in selecting suitable Tier II cities to expand our operations based on certain indicators, including, among others:

•	population and urbanization growth rate;

•	general economic condition and growth rate;

•	disposable income and purchasing power of resident consumers;

•	anticipated demand for private residential properties;

•	availability of future land supply and land prices;

•	governmental urban planning and development policies; and

•	overall competitive landscape.

Once a Tier II city has been identified as meeting our selection criteria, we research for forthcoming land auctions in the identified city and conduct preliminary analysis on whether a given auction opportunity will meet our project development plans, land acquisition requirements and pre-set investment return criteria. We also conduct in-depth demographic and market research regarding the specific region in which the land site is located.

Initial Planning

Once a forthcoming land auction has been identified, our Land Development Department will conduct a feasibility study based on our collected data as well as preliminary design and pre-planning of the proposed development project on the land site. We will also budget costs and financial requirements for the proposed project to identify whether the land site is suitable for our requirements.

The key factors we consider in land site selection are:

•	site area and suitability;

•	location within the city;

•	neighboring environment and amenities;

•	existing or planned infrastructure;

•	announced government planning for the vicinity; and

•	projected cost, investment and financial return ratios.

We evaluate projects through a rigorous planning and approval process. Our Chief Operations Officer, who is in charge of the process, considers detailed input from each of our Land Development Department, Budget-Planning-Design Department, Operations Department and Financial Department. The proposed project, once vetted and approved by various departments and our Chief Executive Officer, will be submitted to our board of directors for approval. Our board of directors includes directors appointed by our two institutional shareholders, Blue Ridge China and Equity International. If the proposed project is approved at the board level, we will seek to acquire the land use rights within a pre-set budget at the auction for the land site.

The flow of initial planning includes, among other things, strategic planning, market investigation and analysis, feasibility study, preliminary design, cost and profit projection and investment approval. In particular, our initial planning includes the engagement of external local design firms to draw up preliminary designs for our proposed projects. In addition, before making any decision to bid for land, we project the financial and cost control metrics for the proposed projects based on careful studies of market statistics and other relevant information, and select only those projects that satisfy pre-determined benchmarks.

Land Acquisition

Once we receive approval for a proposed project, we will proceed to bid for the land site. Although we acquire land for development primarily through the governmental auction process, if opportunities arise, we will also consider obtaining land use rights from third parties through negotiation, acquisition of entities, co-development or other joint venture arrangements.

As of September 30, 2007, we had a total GFA of 770,781 square meters for property projects under construction and a total GFA of 1,282,498 square meters for property projects under planning. We continually seek attractive opportunities to acquire development sites which meet our selection criteria.

Project Planning and Design

Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, financial analysis and projections as well as arranging for financing. We believe careful planning is essential to control costs, quality and timing of our projects.

We outsource our design work to reputable third-party design firms. Our planning and development team, with 78 employees as of September 30, 2007, works closely with project managers as well as our external designers and architects to ensure that our designs comply with PRC laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the whole process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

We seek to create a comfortable and convenient middle-class lifestyle concept in our projects by incorporating certain design features, such as landscaped environments. In determining the architectural designs of our projects, we consider the proposed type of products to be developed as well as the surrounding environment and neighbourhood.

In selecting external design firms, we consider, among other things, their reputation for reliability and quality, their track record with us, the design proposed and the price quoted. Design firms can participate in the tender process by our invitation only. Our planning and design team monitors the progress and quality of the design firms to ensure that they meet our requirements.

We also begin arranging financing for a project at this stage. We typically finance our property developments through a combination of internal funds, pre-sale proceeds and bank loans. The loans are negotiated with the local branches of national commercial banks. A substantial majority of our bank loans are secured by our assets, including the land to be developed.

Project Construction and Management

We outsource substantially all of our construction work to independent construction companies which are selected through our invitation to tender bids for the project. We conduct a small portion of our construction work on our own, including fixture installation and gardening and landscaping. We provide landscaping and intercom systems installation services through our subsidiaries, Zhengzhou Mingyuan Landscape Engineering Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. We acquired these two subsidiaries in August 2006. We generally hire more than one contractor for each of our projects, with each contractor responsible for a designated portion of the project on a ‘‘turnkey’’ basis. We have established a selection procedure in order to ensure compliance with our quality and workmanship standards. We take into account the construction companies’ professional qualifications, reputation, track record, past cooperation with our project companies and financial condition and resources when inviting candidates to bid. We also review the qualifications and performance of our construction contractors on an annual basis. We closely supervise and manage the entire project construction process, utilizing our enterprise resource planning systems to monitor and analyze information regarding the process on a real-time basis. We collect information throughout the development cycle on the entire project and from our third-party contractors to avoid unanticipated delays and cost overruns.

Our construction contracts typically provide for fixed or capped payments, subject to adjustments for some types of excess, such as design changes during construction or changes in government-suggested steel prices. The contractors are typically responsible for procuring the necessary raw materials, as well as providing engineering and construction services. We procure certain ancillary fixtures for installation, such as elevators, windows and entrance doors. For our purchases of such fixtures, we use a centralized procurement process to help increase our negotiating power and lower our unit costs. Our major suppliers are suppliers of power distribution boxes, elevators, plastic-steel windows, doors and heat sinks. We maintain good relationships with our suppliers and have not encountered any significant supply shortages or disruptions in the past.

For the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, payments to our single largest construction contractor accounted for 28.47%, 12.39%, 13.79% and 11.84%, respectively, of our total payments under our construction contracts. For the same periods, payments to our five largest construction contractors accounted for 76.4%, 50.09%, 45.17% and 41.37%, respectively, of our total payments under our construction contracts.

Pre-Sales, Sales and Marketing

Like other developers, we pre-sell properties prior to the completion of their construction. Under PRC pre-sales regulations, property developers must satisfy specific conditions before they can pre-sell their properties under construction. These mandatory conditions include:

•	the land premium must have been paid in full;

•	the land use rights certificate, the construction site planning permit, the construction work planning permit and the construction permit must have been obtained;

•	at least 25% of the total project development cost must have been incurred;

•	the progress and the expected completion and delivery date of the construction must be fixed;

•	the pre-sale permit must have been obtained; and

•	the completion of certain milestones in the construction processes specified by the local government authorities.

These mandatory conditions are designed to require a certain level of capital expenditure and substantial progress in project construction before the commencement of pre-sales. Generally, the local governments also require developers and property purchasers to use standard pre-sale contracts prepared under the auspices of the government. Developers are required to file all pre-sale contracts with local land bureaus and real estate administrations after entering into such contracts.

As of September 30, 2007, we maintain a marketing and sales force for our development projects with 160 personnel specializing in marketing and sales. We train and use our own sales force rather than rely on outside brokers and agents for our projects. We believe our own dedicated sales representatives are better motivated to serve our customers and to control our property pricing and selling expenses.

Our marketing and sales teams work closely with each other in order to determine the appropriate advertising and selling plans for a particular project. We develop customer awareness through our marketing and promotion efforts and referrals from satisfied customers. We use these surveys to target groups of customers who share common characteristics or have common needs. Each sales representative is responsible for following through the entire sales process. By collecting feedback from our clients, we get a better understanding of our clients’ needs.

We utilize our customer relationship management system to track customer profiles and sales to forecast future individual requirements and general demand for our products. This allows us to have real-time information on the status of individual customer transactions and the availability of product types for each project, and to anticipate the product preferences of current and future customers.

We use various advertising media to market our property developments, including newspapers, magazines, television, radio, e-marketing and outdoor billboards. We also participate in real estate exhibitions to enhance our brand name and promote our property developments.

Most of our customers purchase our properties using mortgage financing. Under current PRC law, the minimum down payment is 30% of the total purchase price for the purchase of the first self-use residential unit with total GFA of 90 square meters or more on all existing units and those yet to be completed, and a down payment of 20% on the first residential units for self use with total GFA of under 90 square meters. The loan-to-value of the mortgage loan is also subject to change according to the economic policies of the central and local governments and banks in China.

A typical sales transaction in which a portion of the purchase price is financed by a mortgage loan consists of three steps. First, the customer pays a deposit to us. Within seven days after paying the deposit, the customer will sign a purchase contract with us and make down payment to us in cash. After making the downpayment, the customer arranges for a mortgage loan for the balance of the purchase price. Once the loan is approved, the mortgage loan proceeds are paid to us directly by the bank. Finally, we deliver the property to the customer. Legal title, as evidenced by a property ownership certificate issued by local land and construction bureaus, may not pass for a period of six to 12 months following delivery and acceptance.

As is customary in the property industry in China, we provide guarantees to mortgagee banks in respect of the mortgage loans provided to the purchasers of our properties up until completion of the registration of the mortgage with the relevant mortgage registration authorities. Guarantees for mortgages on residential properties are typically discharged when the individual property ownership certificates are issued. In our experience, the issuance of the individual property ownership certificates typically takes six to 12 months, so our mortgage guarantees typically remain outstanding for up to 12 months after we deliver the underlying property.

If a purchaser defaults under the loan while our guarantee is in effect, and we repay all debt owed by the purchaser to the mortgagee bank, the mortgagee bank must assign its rights under the loan to us. We are entitled to full recourse to the property after the registration of the mortgage. In line with what we believe is industry practice, we do not conduct independent credit checks on our customers but rely on the credit checks conducted by the mortgagee banks. As of December 31, 2004, 2005 and 2006 and September 30, 2007, we guaranteed mortgage loans in the aggregate outstanding amounts of US$17.8 million, US$37.9 million, US$62.4 million and US$172.5 million, respectively.

After-sale Services and Delivery

We assist customers in arranging for and providing information relating to financing. We also assist our customers in various title registration procedures relating to their properties, and we have set up an ownership certificate team to assist purchasers to obtain their property ownership certificates. We offer various communication channels to customers to provide their feedback about our products or services. We also cooperate with property management companies that manage our properties and ancillary facilities, such as schools and clubhouses, to handle customer feedback.

We endeavor to deliver the units to our customers on a timely basis. We closely monitor the progress of construction of our property projects and conduct pre-delivery property inspections to ensure timely delivery. The time frame for delivery is set out in the sale and purchase agreements entered into with our customers, and we are subject to penalty payments to the purchasers for any delay in delivery caused by us. Once a property development has been completed, has passed the requisite government inspections and is ready for delivery, we will notify our customers and hand over keys and possession of the properties.

To ensure quality property management, we provide property management services to purchasers until they have become statutorily entitled to elect their own property management companies. As of the date of this prospectus, owners of all of our developments who have become statutorily entitled to elect their property management companies have continued to choose us to manage their properties.

Our property management services include security, landscaping, building management and management of public facilities and equipment, and additional services, such as cultural activities, housekeeping and repair. We are currently managing approximately 1,000,000 square meters, comprising more than 10,000 residential units.

Our Leased Properties and Real Estate Related Services

Ancillary to our property development operations, we also lease certain properties, including an elementary school, a clubhouse, a kindergarten and parking facilities. The rental income of our lease operations represented 0.4%, 0.2%, 0.1%, 0.1% and 0.1%, respectively, of our revenues for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007.

We also provide property management services, real estate agency services and other real estate related services such as landscaping and installing intercom systems, through four of our subsidiaries, Henan Xinyuan Property Management Co., Ltd., Henan Xinyuan Real Estate Agency Co., Ltd., Zhengzhou Mingyuan Landscape Engineering Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. See “—Our Property Development Operations— Project Construction and Management.” We acquired these four subsidiaries from Mr. Yong Zhang and Ms. Yuyan Yang, two of our directors and shareholders, on August 30, 2006. For the year ended December 31, 2006 and the nine months ended September 30, 2007, revenues from our real estate related services represented 0.4% and 1.0% of our total revenues for those periods, respectively.

Quality Control

We emphasize quality control to ensure that our buildings and residential unit meet our standards and provide high quality service. We select only experienced design and construction companies. We provide customers with warranties covering the building structure and certain fittings and facilities of our property developments in accordance with the relevant regulations. To ensure construction quality, our construction contracts contain quality warranties and penalty provisions for poor work quality. In the event of delay or poor work quality, the contractor may be required to pay pre-agreed damages under our construction contracts. Our construction contracts do not allow our contractors to subcontract or transfer their contractual arrangements with us to third parties. We typically withhold 5% of the agreed construction fees for two to five years after completion of the construction as a deposit to guarantee quality, which provides us assurance for our contractors’ work quality.

Our contractors are also subject to our quality control procedures, including examination of materials and supplies, on-site inspection and production of progress reports. We require our contractors to comply with relevant PRC laws and regulations, as well as our own standards and specifications. Despite the ‘‘turnkey’’ nature of the construction contracts, we closely monitor the construction work for quality, timing and cost control reasons. Our project construction management team consists of 145 employees as of September 30, 2007, all of whom are professionally qualified civil engineers or surveyors and are responsible for supervising and managing the construction costs, construction schedule and quality of the construction work. We set up a profile for each and every unit constructed and monitor the quality of such unit throughout its construction period until its delivery. We also employ independent surveyors to supervise the construction progress. In addition, the construction of real estate projects is regularly inspected and supervised by PRC governmental authorities.

Competition

The real estate industry in China is highly competitive. In the Tier II cities we focus on, the markets are relatively more fragmented than Tier I cities. We compete primarily with local and regional property developers and an increasing number of large national property developers have also started to enter these markets. Our competitors may have greater financial or other resources than us. Competitive factors include the geographical location of the projects, the types of products offered, brand recognition, price, designing and quality. See “Risk Factors—Risk Relating to the Residential Property Industry in China—We face intense competition from other real estate developers.” In the Tier II cities in which we operate, our major competitors include China Overseas Property Ltd., China Vanke Co., Ltd., Sunshine 100, China Resources Land Limited, Henan Zhengshang Real Estate Co., Ltd., Henan New Greatwall Real Estate Co., Ltd. and Longhu Real Estate Co., Ltd.

Intellectual Property Rights

We rely on a combination of trademarks, service marks, domain name registrations, copyright protection and contractual restrictions to establish and protect our brand name and logos, marketing designs and internet domain names.

We have registered the trademark of “ ” and the associated logo for the real estate related service in the PRC. We have also applied the same trademark for other goods and services directly or indirectly related to our business operations, to strengthen the protection of our trademark and brand. All these trademark applications are pending examination and approval. We have also registered the Internet domain name “www.xyre.com” and other related domain names.

In the PRC, the registration and protection of a company’s corporate name is regional and limited to its related industry. Although we have registered our corporate name “Xinyuan” in the provinces where we operate, we cannot prevent others from registering the same corporate name in other provinces or in other industries. If a company first registers “Xinyuan” as its corporate name in a province other than Henan Province, Shandong Province, Jiangsu Province, Anhui Province and Sichuan Provinces or in another industry, we will have to adopt another corporate name if we plan to enter that market or industry.

Insurance

We do not maintain insurance policies for properties that we have delivered to our customers, nor do we maintain insurance coverage against potential losses or damages with respect to our properties before their delivery to customers. In addition, our contractors typically do not maintain insurance coverage on our properties under construction. We believe that third-party contractors should bear liabilities from tortuous acts or other personal injuries on our project sites, and we do not maintain insurance coverage against such liabilities. There are certain types of losses, such as losses from natural disasters, terrorist attacks, construction delays and business interruptions, for which insurance is either not available or not available at a reasonable cost. We believe our practice is consistent with the customary industry practice in China.

Environmental Matters

As a developer of property in the PRC, we are subject to various environmental laws and regulations set by the PRC national, provincial and municipal governments. These include regulations on air pollution, noise emissions, as well as water and waste discharge. We in the past have never paid any penalties associated with the breach of any such laws and regulations. Compliance with existing environmental laws and regulations has not had a material adverse effect on our financial condition and results of operations, and we do not believe it will have such an impact in the future.

Our projects are normally required to undergo an environmental impact assessment by government-appointed third parties, and a report of such assessment needs to be submitted to the relevant environmental authorities in order to obtain their approval before commencing construction. Upon completion of each project, the relevant environmental authorities inspect the site to ensure the applicable environmental standards have been complied with, and the resulting report is presented together with other specified documents to the relevant construction administration authorities for their approval and record. Approval from the environmental authorities on such report is required before we can deliver our completed work to our customers. In the past, we have not experienced any difficulties in obtaining those approvals for commencement of construction and delivery of completed projects. However, we cannot assure you that we will not experience any difficulties in the future. See “Regulation—Regulation on Environmental Protection in Construction Projects.”

Employees

As of September 30, 2007, we had 575 full time employees. The following table sets forth the number of our full time employees categorized by function as of the period indicated:

	As of December 31, 2004	As of December 31, 2005	As of December 31, 2006	As of September 30, 2007
Management	2	4	12	15
Finance	15	20	45	62
Planning and development	19	22	58	78
Project construction management	33	33	73	145
Sales and marketing	44	54	112	160
Property management	14	18	26	37
Administrative and human resources	12	15	53	70
Legal and audit	—	—	3	8

Total	139	166	382	575

During the year ended December 31, 2006, our subsidiary, Henan Xinyuan Property Management Co., Ltd., also hired approximately 500 temporary employees, most of whom provided security and housekeeping services relating to property management.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing funds, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007 was US$150,388, US$236,162, US$406,060 and US$1,084,181, respectively.

On August 11, 2007, we granted share options and restricted share awards for an aggregate of 6,802,495 common shares to our directors, employees and consultants. On November 5, 2007, we granted options for an aggregate of 2,441,844 common shares to our directors, management and key employees.

We have entered into non-competition agreements with our management and key personnel, which prohibit them from engaging in any activities that compete with our business during, and for one or two years after, the period of their employment with our company. We have also entered into confidentiality agreements with all of our employees.

We offer training programs for our employees, third-party contractors and outsourced employees. We sponsor senior managers for executive MBA programs and other senior employees for part-time non-degree MBA courses at top universities in China. We also invite industry experts to give lectures to our employees and provide training to our third-party contractors.

We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that we have a good relationship with our employees. Our employees are not covered by any collective bargaining agreement.

Legal Proceedings

As of the date of this prospectus, our major operating subsidiary, Henan Xinyuan Real Estate Co., Ltd., or Henan Xinyuan, was involved in the following legal proceedings.

On June 28, 2003, Henan Jiantong Industrial Co., Ltd., or Henan Jiantong, sued Henan Xinyuan in the People’s Court of Jinshui District, Zhengzhou City, claiming the payment of all the service fees and the relevant overdue interest in a total amount of US$102,287 under the contract for the installation of a computer system to monitor the outdoor security of Zhengzhou Xinyuan Splendid. Subsequently, Henan Xinyuan countercharged Henan Jiantong to repay the overpaid construction fees and the relevant damages, in the total amount of US$28,604. This legal proceeding is currently pending without any substantive judgment or verdict issued. We believe, after consultation with the legal counsel involved in such proceeding, that the aforesaid dispute will not have a material adverse effect on our financial conditions.

On March 14, 2006, Henan Oriental Construction Co., Ltd. filed a suit against Henan Xinyuan in the Intermediate People’s Court, claiming payment of construction fees and overdue interest in the amount of US$257,956. This legal proceeding is currently pending without any substantive judgment or verdict issued. We believe, after consultation with the legal counsel involved in such proceeding, that the aforesaid dispute will not have a material adverse effect on our financial conditions.

On September 16, 2004, Henan Xinyuan acquired an interest in a land site located in Zhengzhou City of Henan Province from Henan Park Property Co. Ltd. (“Park Property”) for a total purchase price of US$21,636,124. However, Park Property failed to transfer the land use right to Henan Xinyuan before the due date, December 5, 2004. On April 5, 2005, Henan Xinyuan sued Park Property for breach of the land transfer agreement. Pursuant to the final judgment of the court filed on December 12, 2005, Park Property was ordered to transfer the land use right to Henan Xinyuan. Park Property appealed the court decision. As of November 10, 2006, the court has turned down the appeal of Park Property and rendered its final verdict that Henan Xinyuan prevail. The court then enforced the legal transfer of the subject land to Henan Xinyuan, which received the official land certificate in February 2007. However, Henan Xinyuan may be required to settle the relocation and settlement costs of US$5,122,492 due to Park Property’s financial insolvency. As Park Property is currently under liquidation procedures, any additional costs incurred by Henan Xinyuan may not be fully recoverable from Park Property. We have assessed the recoverability of our investment in this land site, including the additional costs that may be incurred, and have concluded that no impairment provision is required.

REGULATION

The PRC government regulates the real estate industry. This section summarizes the principal PRC regulations relating to our business.

We operate our business in China under a legal regime consisting of the National People’s Congress, State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Construction, or MOC, the Ministry of Land and Resources, or MLR, the Ministry of Commerce, or MOFCOM, National Development and Reform Commission, or NDRC, the State Administration for Industry and Commerce, or SAIC, State Administration of Foreign Exchange, or SAFE, and their respective authorized local counterparts.

Regulation on Land

The Law of the PRC on Land Administration, promulgated on June 25, 1986 and amended on August 28, 2004 by the Standing Committee of National People’s Congress, distinguishes between the ownership of land and the right to use land. All land in the PRC is either state-owned or collectively-owned, depending on location. Generally, land in urban areas within a city or town is state-owned, and all land in the rural areas of a city or town and all rural land, unless otherwise specified by law, is collectively-owned.

Although all land in the PRC is owned by the governments or by the collectives, private individuals and businesses are permitted to hold, lease and develop land for a specified term without ever owning the land, the duration of which depends on the use purpose of the land. These rights to use land are termed land use rights.

Under the Interim Regulations of the PRC on Grant and Transfer of the Right to Use State-owned Land in Urban Areas, promulgated on and effective as of May 19, 1990 by the State Council, enterprises, companies and other organizations who intend to hold, lease and develop the land, or Land Users, shall pay a premium to the government as consideration for the grant of the land use rights on terms of use prescribed by the government, and a Land User may transfer, lease and mortgage or otherwise commercially exploit the land use rights within such terms of use. The land administration authority shall enter into a contract with the Land User for grant of the land use rights. The Land User shall pay the grant premium as stipulated in the grant contract. After paying the grant premium in full, the Land User shall register with the land administration authority and obtain a land use rights certificate. The certificate evidences the acquisition of the land use rights.

The Regulations on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale, promulgated by the MLR on May 9, 2002 and effective on July 1, 2002, provides that the land for commercial use, tourism, entertainment and commodity housing development shall be granted by way of competitive bidding, public auction or listing-for-sale. The land use rights are granted to the bidder with the highest bid/tender in accordance with the terms and conditions of the bid/tender, or to the bidder who can best fullfill the comprehensive evaluation standards of the bid. The successful bidder/tender will then enter into a grant contract with the local land administration authority.

Under the Notice of the MLR on Relevant Issues Concerning the Strengthening of Examination and Approval of Land Use in Urban Construction, issued by the MLR on September 4, 2003, land for luxury residential properties shall be strictly restricted and applications for land for building villas shall be stopped.

Under the Urgent Notice of Further Strengthening the Administration of the Land, issued by the MLR on May 30, 2006, the land administration authority is required to rigidly implement the model contract of the state-owned land use rights grant contract and model contract of the state-owned land use rights grant supplementary agreement (for trial implementation) jointly promulgated by the MLR and SAIC. The requirements of planning, construction and land use, such as the restriction of the dwelling size, plot ratio and the time limit for commencement and completion, should be ascertained and agreed to in the land use rights grant contract.

The Property Law of the PRC, promulgated on March 16, 2007 and effective as of October 1, 2007, further clarified land use rights in the PRC with the following rules:

•	the land use rights for residence will be automatically renewed upon expiry;

•	the car parks and garages within the building area planned for vehicle parks shall be used to meet the needs of the owners who live in the building first;

•

the construction of buildings shall abide by relevant laws and regulations with regard to the construction planning and shall not affect the ventilation of or lighting to the neighboring buildings; and

•

where the land use rights for construction use are transferred, exchanged, used as a capital contribution, donated to others or mortgaged, an application for modification registration shall be filed with the registration department.

Local Regulations on Land

The Measures for Implementation of Land Administration Law of Henan Province, promulgated on September 24, 1999 and amended on November 26, 2004, provides that the entities obtaining state-owned land use rights by means of grant and other means of valuable consideration may use the land only after paying the required consideration, such as the grant premium, and other relevant fees.

The Land Administration Regulations of Jiangsu Province, promulgated on October 17, 2000 and amended on April 16, 2004, provides that the grant premium of state-owned land use rights shall not be less than the lowest price fixed by the provincial government. The specific procedures and measures concerning the grant, bid invitation, auction and grant of state-owned land use rights shall be subject to the regulations of the provincial people’s government.

The Measures on the Grant of State-Owned Land Use Rights through Competitive Bidding, Auction and Listing-for-Sale of Jiangsu Province, promulgated on May 19, 2003 and effective as of July 1, 2003, provides that the land price for grant of state-owned land use rights by means of competitive bidding, auction and listing-for-sale shall be fixed by the local land authority after an institution qualified for land valuation has carried out the valuation according to the technical guidelines issued by the central and provincial governments.

The Measures of Anhui Province for Implementation of the Land Administration Law, promulgated on December 20, 1987 and amended on June 26, 2004, provides that the grant, capital contribution, transfer and mortgage of state-owned land use rights involving land price valuation shall be evaluated by an institution qualified for land valuation and report to the relevant land administration for filing.

Regulations on Establishment of a Real Estate Development Enterprise

Pursuant to the Law of the PRC on Administration of Urban Real Estate, or Urban Real Estate Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and effective as of January 1, 1995, a developer is defined as “an enterprise which engages in the development and sale of real estate for the purposes of making profits.”

Under the Regulations on Administration of Development of Urban Real Estate, or Development Regulation, promulgated by the State Council on and effective as of July 20, 1998, a real estate development enterprise must satisfy the following requirements:

•	has a registered capital of not less than RMB1 million; and

•	has four or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom shall hold the relevant qualifications.

The Development Regulations also allow people’s governments of the provinces, autonomous regions and/or municipalities directly under the central government to impose more stringent requirements regarding the registered capital and qualifications of professional personnel of a real estate development enterprise according to the local circumstances.

To establish a real estate development enterprise, the developer is required to apply for registration with the department of administration of industry and commerce. The developer must also report its establishment to the real estate administration authority in the location of the registration authority within 30 days upon receipt of its business license.

Xinyuan (China) Real Estate, Ltd., Henan Xinyuan Real Estate Co., Ltd., Suzhou Xinyuan Real Estate Development Co., Ltd., Henan Wanzhong Real Estate Co., Ltd., Shandong Xinyuan Real Estate Co., Ltd., Qingdao Xinyuan Real Estate Co., Ltd., Anhui Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate (Chengdu) Co., Ltd. and Zhengzhou Jianton Xinyuan Real Estate Co., Ltd. are registered as real estate development enterprises.

Local Regulations on Establishment of a Real Estate Development Enterprise

Under the Regulations on Administration of Development of Urban Real Estate of Henan Province promulgated on May 31, 2002 by the Standing Committee of Henan People’s Congress and amended on January 24, 2005, a real estate development enterprise must satisfy the following requirements:

•	has a registered capital of not less than RMB2 million; and

•	has five or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom shall hold the required qualifications.

Under the Regulations on Administration of Development of Urban Real Estate of Shandong Province promulgated on and effective as of October 12, 1995 by the Standing Committee of Shandong People’s Congress, a real estate development enterprise which specializes in real estate development must satisfy the following requirements:

•	has a registered capital of not less than RMB5 million; and

•	has eight or more full time professional real estate/construction technicians and two or more full time accounting officers, each of whom shall hold the relevant qualifications.

Regulations on Foreign Invested Real Estate Enterprise

Industrial Restriction

Under the 2004 Foreign Investment Industrial Guidance Catalogue, promulgated on November 30, 2004 jointly by the MOFCOM and the NDRC and effective as of January 1, 2005, the development and construction of ordinary residential properties fall within the category of industries under which foreign investment is encouraged. The development of whole land lot which shall be operated only by sino-foreign equity joint ventures or co-operative joint ventures, and the construction and operation of high end hotels, villas, premium office buildings, international conference centers and large-scale theme parks fall within the category under which foreign investment is restricted. Other real estate developments fall within the category in which foreign investment is permitted.

Xinyuan (China) Real Estate, Ltd. is a wholly foreign owned enterprise and targets the development of ordinary residential properties in which foreign investment is encouraged.

Circular No. 171

Considering the increasing foreign investment in the real estate industry in recent years, the MOC, MOFCOM, NDRC, PBOC, SAIC, and SAFE jointly promulgated the Opinion on the Regulation of Entry and Administration of Foreign Investment in the Real Estate Market, or Circular No. 171, on July 11, 2006, which may impact foreign investment in the real estate industry in the following areas:

•

Circular No. 171 requires a foreign invested real estate enterprise, or FIREE, with total investments equating to or exceeding US$10 million to have a registered capital consisting of no less than 50% of its total amount of investment. FIREEs with total investments below US$10 million shall have a registered capital in amounts pursuant to and consistent with existing regulations.

The ratio of registered capital and total investment of Xinyuan (China) Real Estate, Ltd. meets such requirement.

•

upon payment of the land use rights grant premium, the FIREE can apply to the land administration authority for a land use rights certificate. Upon obtaining the land use rights certificate, an FIREE may then obtain a recertification of its existing Foreign Invested Enterprises Approval Certificate, or FIEAC, and the Business License, with the same validity period as that of such land use rights certificate; following which, the FIREE may apply to the tax administration for tax registration purposes.

The valid terms on the FIEAC and Business License of Xinyuan (China) Real Estate, Ltd. are 10 years.

•

when a foreign investor merges with a domestic real estate enterprise, or acquires an FIREE’s equity or project, the investor is required to submit a guarantee which ensures the compliance with the provisions of the land use rights grant contract, construction site planning permit and construction work planning permit, and the land use rights certificate, and the modification certification issued by the construction authorities, and the tax payments certification issued by the relevant tax authorities.

•

foreign investors which merge with domestic real estate development enterprises by share transfers or other methods, or which acquire the equity of a PRC party in joint venture enterprises, shall allocate their employees appropriately, deal with bank debts and settle the lump sum payment of the transfer price through self-owned funds. However, a foreign investor with an unfavorable record should not be allowed to conduct any of the aforesaid activities.

•

FIREEs which have not paid up their registered capital fully, or failed to obtain a land use rights certificate, or with under 35% of the total capital required for the project, will not be allowed to obtain a loan in or outside China, and foreign exchange administration departments shall not approve any settlement of foreign loans by such enterprises.

•	any sino or foreign investors in an FIREE shall not guarantee fixed profit returns or provide other arrangements to the same effect for any party in any form.

Circular No. 50

On May 23, 2007, MOFCOM and SAFE issued Notice on Further Strengthening and Standardizing the Approval and Administration of Foreign Direct Investments in Real Estate Enterprises, which will have a significant impact on foreign investments in the PRC real estate sector. Some of the key developments in this area are as follows:

•	the local governments/authorities that approve FIREE establishments are now required to file such approvals with MOFCOM;

•

prior to establishing a foreign invested real estate enterprise, foreign investors are required to obtain land use rights or the ownership of a real estate project, or the investor should have entered into an indicative land grant contract or indicative project purchase agreement with the land administrative department, developer of the land or owner of the property;

•	the practice of allowing foreign investors taking over local project companies by way of roundtrip investment is strictly controlled; and

•

a foreign invested enterprise that intends to engage in real estate development, or an existing FIREE which intends to undertake a new real estate development project, shall first apply to the relevant authorities for such business scope and scale expansion in accordance with laws and regulations on foreign investments.

Circular No. 130

On July 10, 2007, SAFE promulgated the Notice on Publicity of the List of 1st Group of Foreign Invested Real Estate Projects Filed with MOFCOM, which is a strict embodiment and application of Circular No. 50, under which some notices will have a significant impact on offshore financings of FIREEs. Some of the key developments in this area are as follows:

•

an FIREE which has obtained an FIEAC (including new establishment and registered capital increase) and filed with MOFCOM after June 1, 2007 may not incur foreign debt or convert loans in foreign currency into RMB; and

•

an FIREE which obtains an FIEAC after June 1, 2007 but fails to file with MOFCOM after June 1, 2007, may not conduct a foreign exchange registration nor a foreign exchange conversion of its registered capital.

Regulations on Qualifications of Developer

Under the Rules on the Administration of Qualifications of Real Estate Developers promulgated on March 29, 2000 by the MOC and effective as of March 29, 2000, a developer shall apply for registration of its qualifications. An enterprise may not engage in the development and sale of real estate without a qualification classification certificate for real estate development.

In accordance with the above rules, developers are classified into four classes: class I, class II, class III and class IV. A developer that passes the qualification examination will be issued a qualification certificate of the relevant class by the relevant construction authority.

A developer of any qualification classification may only engage in the development and sale of real estate within its approved scope of business and may not engage in business of another classification. A class I developer is not restricted as to the scale of the real estate projects to be developed and may undertake real estate development projects anywhere in the country. A developer of class II or lower may undertake projects with a gross area of less than 250,000 square meters and the specific scope of business shall be as confirmed by the local construction authority.

Under the Development Regulations, real estate administration authorities shall examine all applications for the registration of the qualifications of a developer when it reports its establishment, by considering its assets, professional personnel and business results. A developer shall only undertake real estate development projects in compliance with the approved qualification registration.

After a newly established developer reports its establishment to the real estate administration authority, the latter shall issue a temporary Qualification Certificate to the eligible developer within 30 days of its receipt of the above report. The developer shall apply for the qualification classification by the real estate administration authority within one month before expiry of the temporary Qualification Certificate.

Local Regulations on Qualifications of Developer

The Regulations on Administration of Development of Urban Real Estate of Henan Province provides the following:

•	a class I developer is not restricted as to the scale of the real estate development projects it may undertake and may undertake real estate development projects anywhere in the PRC;

•	a class II developer may undertake projects with a gross area of less than 250,000 square meters;

•	a class III developer may undertake projects with a gross area of less than 100,000 square meters;

•	a class IV developer may undertake projects with a gross area of less than 30,000 square meters; and

•	a developer with temporary qualification may undertake relevant projects in accordance with its certificate.

The Rules on the Administration of Qualifications of Real Estate Developers of Shandong Province promulgated on March 8, 2005 provides the following:

•	a class I developer is not restricted as to the scale of the real estate development projects it may undertake and may undertake real estate development projects anywhere in the PRC;

•	a class II developer may undertake projects with a gross area of less than 250,000 square meters anywhere in the province;

•	a class III developer may undertake projects with a gross area of less than 150,000 square meters anywhere in the province;

•	a class IV developer may undertake projects with a gross area of less than 100,000 square meters in the city where it is located; and

•	a developer with temporary qualification may undertake relevant projects complying with its actual conditions such as registered capital and personnel in the city where it is located.

Henan Xinyuan Real Estate Co., Ltd. is classified as a class I developer. Shandong Xinyuan Real Estate Co., Ltd. is classified as a class III developer. Suzhou Xinyuan Real Estate Development Co., Ltd., Henan Wanzhong Real Estate Co., Ltd. and Anhui Xinyuan Real Estate Co., Ltd. hold temporary qualifications.

Regulations on Development of a Real Estate Project

Commencement of a Real Estate Project and the Idle Land

Under the Urban Real Estate Law, those who have obtained the land use rights through grant must develop the land in accordance with the terms of use and within the period of commencement prescribed in the contract for the land use rights grant.

According to the Measures on Disposing Idle Land promulgated by the MLR and enforced on April 28, 1999, with regards to the land for a real estate project which is obtained by grant and is within the scope of city planning, if the construction work has not been commenced within one year upon the commencement date as set forth in the land use rights grant contract, a surcharge on idle land equivalent to less than 20% of the grant premium may be levied; if the construction work has not been commenced within two years thereupon, the land can be confiscated without any compensation, unless the delay is caused by force majeure, or the acts of government or acts of other relevant departments under the government, or by indispensable preliminary work.

Planning of a Real Estate Project

According to the City Planning Law of the PRC promulgated by the Standing Committee of the National People’s Congress on December 26, 1989 and effective as of April 1, 1990, city planning authorities at the county level and above are responsible for city planning in the administrative areas under their jurisdiction. The purpose and function of a real estate project within an urban area must be consistent with the city planning issued by the city planning authority.

The Notice of the MOC on Strengthening the Planning Administration of Assignment and Transferring Right to Use State-owned Land, promulgated by the MOC on December 26, 2002, provides that after signing a land use rights grant contract, a developer shall apply for an Opinion on Construction Project’s Site Selection and a Permit for Construction Site Planning with the city planning authority. After obtaining a Permit for Construction Site Planning, a developer may commence planning and design work in accordance with the Permit for Construction Site Planning requirements and proceed to apply for a Permit for Construction Work Planning with the city planning authority.

Relocation

Under Regulations of Administration on City Housing Demolition promulgated by the State Council on June 13, 2001 and effective as of November 1, 2001, upon obtaining approvals for a construction project, a permit for construction site planning, state-owned land use rights and a verification of deposit to compensate parties that are affected by the relocation payable by the developer by a bank, a developer may apply to the local real estate administration authorities where the real estate is located for a permit for housing demolition and removal.

Upon granting a demolition and removal permit, the real estate administration department must issue a demolition and removal notice to the inhabitants of the area.

Construction of a Real Estate Project

According to the Measures for the Administration of Construction Permits for Construction Projects promulgated by the MOC on October 15, 1999 and amended and effective as of July 4, 2001, after obtaining the Permit for Construction Work Planning, a developer shall apply for a Construction Permit from the relevant construction authority.

Completion of a Real Estate Project

According to the Development Regulations and the Interim Provisions on the Acceptance Examination Upon the Completion of Construction Work and Municipal Infrastructure promulgated on June 30, 2000 by the MOC and effective as of June 30, 2000, and the Interim Measures for Reporting Details Regarding Acceptance Examination Upon Completion of Construction Work and Municipal Infrastructure promulgated on April 7, 2000 by the MOC and effective as of April 7, 2000, a real estate project must comply with the relevant laws and other regulations, requirements on construction quality, safety standards and technical guidance on survey, design and construction work, as well as provisions of the relevant construction contract. After the completion of works for a project, the developer shall apply for an acceptance examination to the construction authority and shall also report details of the acceptance examination to the construction authority. A real estate development project may only be delivered after passing the acceptance examination.

Regulations on Sale of Commodity Properties

Under the Measures for Administration of Sale of Commodity Properties promulgated by the MOC on April 2001, the sale of commodity properties can include both pre-completion and post-completion sales.

Pre-completion Sales

In accordance with the Measures for the Administration of Pre-completion Sale of Commodity Properties, or Pre-completion Sale Measure, promulgated in November 1994 by the MOC and amended on July 20, 2004, a developer intending to sell a commodity building before its construction work’s completion must attend to the necessary pre-completion sale registration with the real estate administration authority of the relevant city or county to obtain a Permit for Pre-completion Sale of Commodity Properties.

Commodity properties may only be sold before completion provided that:

•	the grant premium has been paid in full for the grant of the land use rights involved and a land use rights certificate has been obtained;

•	a Permit for Construction Work Planning and a Construction Permit have been obtained;

•

the funds invested in the development of the commodity properties put up for pre-completion sale represent 25% or more of the total investment in the project and the progress of works and the completion and delivery dates have been ascertained; and

•	the pre-completion sale has been registered and a Permit for Pre-completion Sale of Commodity Properties has been obtained.

The Regulations on Administration of Development of Urban Real Estate of Henan Province also provides that commodity properties may only be sold before completion provided that half or more of the project has been completed and the construction schedule and delivery date has been specified in addition to compliance with the requirements under the Pre-completion Sale Measures.

The Regulations on Administration of Transfer of Urban Real Estate of Jiangsu Province promulgated on February 5, 2002 and amended on August 20, 2004 also provides that commodity properties may only be sold before completion in accordance with the requirements under the Pre-completion Sale Measures.

The Regulations on Administration on Urban Real Estate Transaction of Anhui Province, promulgated on May 29, 2000 and effective as of December 1, 2000, provides that the development enterprises which have obtained a Permit for Pre-completion Sale of Commodity Properties shall enter into relevant pre-sale contracts with the customers which shall be filed with the real estate administration authority of the relevant city or county.

Management of Proceeds from Pre-sales of Properties

The Pre-completion Sale Measures also provides that the proceeds obtained by a real estate developer from the advance sale of commodity properties must be used for the construction of the relevant projects. The specific measures for the supervision of proceeds from the pre-sale of commodity properties shall be formulated by the real estate administration authorities.

Under the Implementing Regulations on Supervision of Proceeds from Pre-sales of Commodity Properties of Jinan City, promulgated by Jinan Committee of Construction on September 26, 2005 and effective as of October 26, 2005, the proceeds from pre-sales of properties must be used in the construction of pre-sale projects, including the purchase of construction materials and equipments, remittance of construction fees and payable taxes, and should not be used for other purposes.

In accordance with the Implementing Opinions on Strengthening the Management of Pre-sale of Urban Commodity Properties, promulgated by the People’s Government of Sichuan Province on March 23, 2000, the proceeds from pre-sales of properties must be deposited in a special bank account opened by the developers, may only be used for the relevant construction work and shall not be used for other purposes. The relevant banks shall monitor the use of the proceeds of pre-sales and ensure that the proceeds are used in the designated way.

Post-completion Sales

In accordance with the Measures for Administration of Sale of Commodity Properties promulgated by the MOC on April 4, 2001, commodity properties may be put up for post-completion sale only when the following preconditions for such sale have been satisfied:

•	the developer offering to sell the post-completion properties has a valid business license and a qualification classification certificate;

•	the developer has obtained a land use rights certificate or other approval documents of land use;

•	the developer has the relevant permit for construction project planning and the permit for construction;

•	the commodity properties have been completed, inspected and accepted as qualified;

•	the relocation of the original residents has been settled;

•

the supplementary and essential facilities for supplying water, electricity, heating, gas, communication, etc. have been made ready for use, and other supplementary facilities and public facilities have been made ready for use, or the schedule of construction and delivery date of such facilities have been specified; and

•	the property management plan has been completed.

Prior to a post-completion sale of a commodity property, a real estate developer is also required to submit the Real Estate Development Project Manual and other documents showing that the preconditions for a post-completion sale have been fulfilled to the real estate development authority.

Regulations on Property Ownership Certificates

Under the Sale Measures, the developers shall submit the documents relating to the application for property ownership certificates to the local real estate administration authorities within 60 days after the delivery of the property to customers. The developers shall assist customers to apply for amendments in the procedures for land use rights and registration procedures for property ownership.

In accordance with the Pre-completion Sale Measures, the purchasers shall apply for property ownership certificates to the local real estate administration authorities within 90 days after the delivery of pre-sale property to purchasers. The developers shall assist and provide the purchasers with necessary verifying documents. Where the purchasers fail to obtain the property ownership certificates within 90 days thereafter due to the developer’s faults, unless otherwise provided between the developers and the purchasers, the developers shall be liable for the breach of contract.

Regulations on Transfer, Mortgage and Lease

Transfer

According to the Urban Real Estate Law and the Provisions on Administration of Transfer of Urban Real Estate promulgated on August 7, 1995 by the MOC and amended on August 15, 2001, a real estate owner may sell, bequeath or otherwise legally transfer real estate to another person or legal entity. When transferring a building, the ownership of the building and the land use rights to the site on which the building is situated are transferred as well.

The parties to a transfer shall enter into a real estate transfer contract in writing and register the transfer with the real estate administration authority having jurisdiction over the location of the real estate within 90 days of the execution of the transfer contract.

Where the land use rights were originally obtained by grant, the real property may only be transferred on the condition that:

•	the grant premium has been paid in full for the grant of the land use rights as provided by the grant contract and a land use rights certificate has been obtained;

•

the development has been carried out according to the grant contract: in the case of a project for which buildings are developed, development representing more than 25% of the total investment has been completed; in the case of a whole land lot development project, construction works have been carried out as planned, water supply, sewerage, electricity supply, heat supply, access roads, telecommunications and other infrastructure or utilities have been made available, and the site has been leveled and made ready for industrial or other construction purposes.

Mortgages of Real Estate

Under the Urban Real Estate Law and the Security Law of the PRC promulgated by the Standing Committee of the National People’s Congress on June 30, 1995 and effective as of October 1, 1995, and the Measures on the Administration of Mortgage of Buildings in Urban Areas promulgated by the MOC in May 1997 and amended on August 15, 2001, when a mortgage is created on the ownership of a building on state-owned land legally obtained, a mortgage shall be simultaneously created on the land use rights of the land on which the building is erected. Land use rights occupied by the properties shall also be mortgaged at the same time. The mortgager and the mortgagee shall sign a mortgage contract in writing. Within 30 days after a real estate mortgage contract has been signed, the parties to the mortgage shall register the mortgage with the real estate administration authority in the city where the real estate is situated. A real estate mortgage contract shall become effective on the date of registration of the mortgage.

Lease

Under the Urban Real Estate Law and the Measures for Administration of Leases of Buildings in Urban Areas promulgated by the MOC on April 28, 1995 and effective as of June 1, 1995, the parties to a lease of a building shall enter into a lease contract in writing. When a lease contract is signed, amended or terminated, the parties shall register the details with the real estate administration authority in which the building is situated.

Regulations on Real Estate Financing

Under the Notice of the People’s Bank of China on Regulating Home Financing Business promulgated by the PBOC on June 19, 2001, all banks must comply with the following requirements prior to granting residential property loans, individual home mortgage loans and individual commercial flat loans:

•

housing development loans from banks shall only be granted to real estate development enterprises with approved development qualifications and high credit ratings. Such loans shall be offered to residential projects with good market potential. The borrowing enterprise must provide capital of no less than 30% of the total investment required of the project, and the project itself must have been issued with a land use rights certificate, a permit for construction site planning, a permit for construction work planning and a construction permit.

•

in respect of the grant of individual commercial flat loans, the mortgage ratio for such application shall not exceed 60%, with a maximum loan period of 10 years and on the condition that the subject commercial properties have already been completed.

The Circular on Further Strengthening the Management of Loans for Property Business, promulgated on June 5, 2003 by the PBOC, specifies that Commercial banks shall not grant loans to property developers for the purposes of paying for the land premium.

The Guidance on Risk Management of Property Loans of Commercial Banks, issued by China Banking Regulatory Commission on September 2, 2004, provides that any developer applying for real estate development loans shall have at least 35% of capital funds required for the development.

The Opinion of the MOC and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, issued on May 24, 2006 by the State Council, provides that:

•

to tighten the control of advancing loan facilities, commercial banks are not allowed to advance their loan facilities to developers who do not have the required 35% or more of the total capital for the construction projects. The commercial banks should be prudent in granting loan facilities and/or revolving credit facilities in any form to the developers who have a large number of idle land parcels and unsold commodity properties. Banks shall not accept mortgages of commodity properties remaining unsold for more than three years;

•

from June 1, 2006 and onward, purchasers are required to pay a minimum of 30% of the purchase price as down payment for self-use purposes. However, if purchasers purchase apartments with a floor area of less than 90 square meters for self-use, the existing requirement of 20% of the purchase price as down payment remains unchanged.

The Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, issued on September 27, 2007 by PBOC and China Banking Regulatory Commission, provides that:

•

the minimum down payment for any purchase of first self-use residential property with a unit GFA of less than 90 square meters is 20% of the purchase price of the property. The minimum down payment for any purchase of first self-use residential property with a unit GFA of 90 square meters or more is 30% of the purchase price of the property.

•

the minimum down payment for any purchase of second or subsequent residential property is 40% of the purchase price, if the purchaser had obtained a bank loan for the purchase of his or her first property, and the interest rate for bank loans of such purchase shall not be less than 110% of PBOC benchmark rate of the same period and category. For further purchases of properties, there would be upward adjustments on the minimum down payment and interest rate for bank loan.

Regulations on Housing Supply and Stabilizing Housing Price

The Opinion of the MOC and Other Departments on Adjusting the Housing Supply Structure and Stabilizing the Property Prices provides the following:

•	as of June 1, 2006, at least 70% of approved areas for property development must be used for the development of apartments measuring less than 90 square meters;

•	as from June 1, 2006, premises sold within five years of purchase will also be subject to a 5% business tax on the sales price;

•

commercial banks must not grant loans to any developer whose total investment capital contributed is less than 35% and must not accept any premises that have been left vacant for more than three years as security;

•

land that has been left idle for two years or more will be repossessed by the government without any compensation payment. Also, land will be treated as being left idle if construction has been halted for more than one year and the total area developed is less than one-third of the whole project area or capital invested is less than a quarter of the total investment;

•	there will be no supply of land for villas and other equivalent real estate development projects, while land allocation for low-density, large housing developments will remain tight; and

•

no planning permit, construction permit or premises pre-sale permit is to be issued for projects that do not comply with the abovementioned requirements in particular composite structure projects that exceed planning requirements.

Regulations on Environmental Protection in Construction Projects

Under the Regulations on the Administration of Environmental Protection in Construction Projects, or Environmental Regulations, promulgated by the State Council on November 29, 1998 and effective as of the same date, each construction project is subject to an environmental impact assessment by the relevant authorities.

According to the Environmental Regulations, a developer is required to submit an environmental impact report, or an environmental impact report form, or an environmental impact registration form (as the case may be) to the relevant environmental protection administration for approval during the project’s feasibility analysis stage. In the meantime, if any ancillary environmental protection facilities are necessary in the construction project, such facilities are required to be designed, constructed and used in conjunction with the main project. After completion of the project, the developers are required to apply to the relevant environmental protection administrations for final acceptance examination in respect of any ancillary environmental protection facilities. Construction projects are approved for use after passing the said acceptance examination.

The Environmental Impact Assessment Law, promulgated by the National People’s Congress on October 28, 2002 and effective as of September 1, 2003, provides that if the environmental impact assessment documents of a construction project have not been examined by the relevant environmental protection administrations or are not approved after examination, the authority in charge of examination and approval of the project shall not approve construction on the project, and the construction work unit may not commence work.

On July 6, 2006, the State Environmental Protection Administration issued its Circular on Strengthening the Environmental Protection Examination and Approval and Strictly Controlling New Construction Projects, which provides for stringent examination and approval procedures for various real estate development projects. It also stipulates that no approvals may be issued for new residential projects or extensions in industry development zones, areas impacted by industrial enterprises or areas where such development poses potential harm to residents’ health.

Regulations on Property Management

The Property Management Rules, promulgated by the State Council on June 8, 2003 and effective as of September 1, 2003, provides that property owners have the right to appoint and dismiss property management enterprises. The rules also establish a regulatory system for property management enterprises, which encompasses the following regulations:

•

the Measures for the Administration of Qualifications of Property Management Enterprises promulgated by the MOC on March 17, 2004 and effective as of May 1, 2004 provides that property management service enterprises must apply to the local branch of the MOC and undertake a qualification examination to obtain a Property Management Qualification Certificate. A property management enterprise must pass the Property Management Qualification, or PMQ, examination in order to engage in property management. Property management enterprises are classified as Class I, II or III. Different classes of management enterprises have different establishment requirements and may manage different types of premises.

•

the Provisional Measures on the Administration of Initial Property Management Bid-inviting and Bidding, promulgated on June 26, 2003 by the MOC, provides that prior to the selection of the Property Owners’ Committee, or POC, the property developer shall select a property management enterprise to provide property management services.

•

the NDRC and the MOC jointly promulgated the Rules on Property Management Service Fees on November 13, 2003, which provides that property management fees shall be determined by mutual consent between the POC and the property management enterprise, and set forth in writing in the property management service contract.

Local Regulations on Property Management

The Regulations of Administration on Property Management of Henan Province, promulgated on January 13, 2001 and effective as of May 1, 2001, provides that property management service enterprises must meet mandatory requirements, lawfully register and obtain a PMQ in order to engage in property management.

Henan Xinyuan Property Management Co., Ltd. is a Class II property management company. It does not manage any property outside Zhengzhou.

Regulations on Real Estate Intermediary Services

In accordance with the Administrative Regulations Regarding Urban Real Estate Intermediary Services promulgated on January 8, 1996 and amended on August 15, 2001 by the MOC, a real estate intermediary service provider is required to:

•	pass the required examinations and obtain the Real Estate Intermediary Institution Registration Certificate, or IIRC;

•	have its own name, a minimum number of professionals, properties and funds, and an office from which it can provide services;

•	be approved by the local construction administration authorities;

•	register with the local real estate administration authorities within one month after obtaining its business license; and

•	establish branches in areas where it wishes to work outside the province in which it is registered and submit its original IIRC for filing with MOC’s local branch in such locale.

Henan Xinyuan Real Estate Agency Co., Ltd. has obtained an IIRC which states that the company has registered with the local construction administration authorities on December 22, 2005, which status will expire on March 31, 2008.

Regulations on Urban Landscaping Services

The Regulations Regarding Urban Landscape promulgated on June 22, 1992 by the State Council and the Measures on Administration of Qualifications of Urban Landscaping Enterprises promulgated on July 4, 1995 provide the following:

•	any enterprise that wishes to provide landscaping services must apply to MOC’s local branch for an urban landscaping qualification, or ULQ, certificate; and

•

if a landscaping enterprise wishes to provide landscaping service outside the province where it is registered, it must establish branches in such locales and submit its original ULQ certificate for filing with MOC’s respective local branch.

Local Regulations on Urban Landscaping Services

On August 7, 2006, the Construction Bureau of Henan promulgated the Implementation Measures on the Administration of Qualifications of Urban Landscaping Enterprise in Henan. These measures require a newly-established landscaping enterprise to apply to the local construction administration for a temporary Class III qualification. The requirements for a temporary Class III qualification are the same as for a Class III qualification (except no requirement for experience). A temporary Class III qualification is valid for two years, after which, the local construction administration authority shall issue a Class III qualification if enterprises successfully pass the examination. Otherwise, the local construction administration authority shall extend the temporary qualification term or withdraw the temporary Class III qualification. A ULQ Certificate is subject to an annual inspection by the local construction administration authorities.

Zhengzhou Mingyuan Landscape Engineering Co., Ltd. is now a Class III urban landscaping service company. Its qualification will expire on November 11, 2011.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers upon completion of this offering.

Name	Age	Position
Yong Zhang	44	Chairman and Chief Executive Officer
Yuyan Yang	44	Director and Assistant to Chief Executive Officer
Longgen Zhang	43	Director and Chief Financial Officer
Yue (Justin) Tang	36	Independent Director
Christopher J. Fiegen	39	Independent Director
Yong Cui	33	Director
Thomas Wertheimer	67	Independent Director
Thomas Gurnee	56	Independent Director
Huai Chen	55	Independent Director
Yao Wu	39	Chief Operating Officer
Xiaobing Wang	39	Chief Administration Officer

Unless otherwise indicated, the business address of each director and executive officer is No. 18 Xinyuan Road, Zhengzhou, Henan Province, 450011, the People’s Republic of China.

A description of the business experience and present position of each director and executive officer is provided below:

Yong Zhang founded our company in 1997 and is the chairman of the board of directors and our Chief Executive Officer. Mr. Zhang has more than 20 years of working experience in real estate industry. Prior to founding our company, he has worked at several construction and property development companies, including Zhengzhou City Construction and Development Inc. and China Antai Real Estate Development Inc. Mr. Zhang is also vice chairman of Henan Real Estate Association, a member of China Democratic National Construction Association and a deputy to the 12th People’s Congress of Zhengzhou City. Mr. Zhang received an executive master’s degree in business administration from Tsinghua University in 2005 and a bachelor’s degree in architecture from Henan Zhongzhou University in 1985. Mr. Zhang is married to Yuyan Yang, our director and Assistant to Chief Executive Officer.

Yuyan Yang co-founded our company in 1997 with Mr. Yong Zhang. She is our director and Assistant to Chief Executive Officer. Ms. Yang has more than 10 years’ working experience in the real estate industry. Ms. Yang received a bachelor’s degree in education management from Henan University in 1985. Ms. Yang is currently studying for an executive master’s degree in business administration at the National University of Singapore. Ms. Yang is married to Yong Zhang, chairman of the board of directors and Chief Executive Officer.

Longgen Zhang has been our director and the Chief Financial Officer since August 2006. Prior to joining us in February 2006, Mr. Zhang served as the Chief Financial Officer at Crystal Window and Door Systems, Ltd. in New York, U.S. between 2002 and 2006. He has a master’s degree in professional accounting and a master’s degree in business administration from West Texas A&M University, and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a U.S. certified public accountant.

Yue (Justin) Tang is an independent director and has been on our board since August 2006. He is a co-founder of Blue Ridge China, a private equity fund formed in 2006 that invests in companies in China. He was appointed to our board of directors by Blue Ridge China. Mr. Tang was the co-founder of eLong, Inc., a leading online travel service company in China. From 2001 to 2006, Mr. Tang served as Chairman and CEO of eLong Inc., and in similar key executive positions at its predecessor company from 1999 to 2001. Prior to founding eLong, Mr. Tang held various positions in the financial services industry in the United States from 1993 to 1999. Mr. Tang studied at Nanjing University in China and received a bachelor’s degree from Concordia College in the United States. His business address is 3701 Tower A, Beijing Fortune Plaza, No. 7 Dongsanhuan Rd., Beijing 100020 PRC.

Christopher J. Fiegen is an independent director and has been on our board since August 2006. He was appointed to our board of directors by Equity International. Mr. Fiegen is also the Chief Investment Officer of Equity International Management, LLC. Mr. Fiegen has been associated with Equity International since its inception in 1999 and is primarily responsible for its investment activities. He is also a director of various portfolio companies, including Mexico Retail Properties and Orascom Housing Communities. In 1997, Mr. Fiegen joined Equity Group Investments, LLC (EGI), the privately-held investment company founded and led by Samuel Zell. Mr. Fiegen graduated from University of Michigan with a bachelor’s degree in finance. His business address is Two North Riverside Plaza, Suite 700, Chicago IL 60606.

Yong Cui has been our director since August 2006. With a doctorate degree in economics from Renmin University of China, Mr. Cui has extensive experience in corporate finance. He is a senior researcher at the Finance and Securities Institute of Renmin University of China and the executive president of Beijing Huiye Huacheng Investment Consulting Co., Ltd. Mr. Cui is also an independent director of Zhongshan Vantage Gas Appliance Stock Co., Ltd., a public company listed on the Shenzhen Stock Exchange in China. His business address is Room 1-117, 8 Banbi Road South, Haidian District, Beijing, PRC.

Thomas Wertheimer will join us as independent director upon consummation of this offering. Mr. Wertheimer was a highly experienced audit partner with PricewaterhouseCoopers, and is an expert in financial and accounting issues, including reporting to the Securities and Exchange Commission, executive compensation, foreign operations, hedging and derivatives. Mr. Wertheimer is a member of board of directors of two public companies, including Fiserv Inc. (NASDAQ: FISV) and Vishay Intertechnology, Inc. (NYSE: VSH). He is also a consultant to the Public Company Accounting Oversight Board (PCAOB). Mr. Wertheimer obtained his bachelor and master’s degrees in business administration from the University of Cincinnati. His business address is 28 Wicklow Drive, Hilton Head Island, SC 29928.

Thomas Gurnee will join us as independent director upon consummation of this offering. Mr. Gurnee is the Chief Financial Officer of GEM Services Inc., a semiconductor contract manufacturer based in China. Prior to that, Mr. Gurnee served as the president of Globitech Inc., a Texas-based epitaxial semiconductor wafer manufacturer, the Chief Financial Officer of Artest Inc., a California-based seminconductor test subcontractor and the Chief Financial Officer of Sohu.com (NASDAQ: SOHU), a Beijing-based internet portal. He is also a member of the board of directors of eLong, Inc. and Longtop Financial Technologies Ltd. Mr. Gurnee obtained his bachelor degree from Stanford University and master’s degree in business administration from the University of Santa Clara. His business address is Room 6E, Hua Min Building, No. 728 West Yan’an Road, Shanghai, PRC.

Huai Chen will join us as independent director upon consummation of this offering. Mr. Chen is the director of the Policy Research Center of the PRC’s Ministry of Construction and was the deputy director of the Institute of Market Research under the PRC State Council’s Development and Research Center. Mr. Chen was a visiting professor of Stanford University and Tokai University and has a doctorate from Renmin University of China. His business address is No. 9 Sanlihe Road, Beijing, PRC .

Yao Wu joined us as our Chief Operating Officer in June 2007. Mr. Wu has more than 10 years of experience in the real estate industry, with various positions in design, property construction and operations. Before joining us, Mr. Wu was the vice general manager of the real estate department of China New Hope Group, a company involved in residential and commercial real estate development and real estate investment and management. He was a real estate consultant before joining China New Hope Group. Mr. Wu graduated from University of Shanghai for Science and Technology and obtained a bachelor’s degree in technology and economics from Xi’an Jiaotong University.

Xiaobing Wang joined us as our Chief Administration Officer in July 2007. Mr. Wang has approximately 10 years of experience in human resources and administration. He started his career in a Hong Kong company as an intern and became its manager of human resources three years later. Before joining us, Mr. Wang was the chief administration officer of Jianlong Steel Group, a major nationwide private steel maker in China. Mr. Wang obtained a master’s degree in business administration from New York Dowling College in 2000.

Board of Directors

Our board of directors currently has six directors, including one director designated by Blue Ridge China and one director designated by Equity International. Upon consummation of this offering, Thomas Wertheimer, Thomas Gurnee and Huai Chen will join us as independent directors, effectively increasing the size of our board to nine members.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee upon completion of this offering. We have adopted a charter for each of the three committees, which will become effective upon completion of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Thomas Wertheimer, Thomas Gurnee and Huai Chen, each of whom satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Wertheimer will act as the chairman of our audit committee. Our board of directors has determined that Mr. Wertheimer qualifies as an “audit committee financial expert” under applicable SEC rules. The audit committee will oversee our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act, regardless of the dollar amount involved in such transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee.    Our compensation committee will consist of Yue (Justin) Tang, Christopher Fiegen, Thomas Wertheimer and Yong Cui. Yue (Justin) Tang, Christopher Fiegen and Thomas Wertheimer satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Tang will act as the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee will consist of Huai Chen, Yue (Justin) Tang, Yong Cui and Thomas Gurnee. Huai Chen, Yue (Justin) Tang and Thomas Gurnee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Chen will act as the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending qualified candidates to the board for selection of directors, nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;

•

reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote on that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Terms of Directors and Officers

A director may be removed by special resolution passed by our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the board of directors.

Indemnification Agreements

We have entered into indemnification agreements with our directors. Each of the indemnification agreements provides the directors with contractual rights to indemnification and expense advancement rights.

Pursuant to our amended and restated memorandum and articles of association and the indemnification agreement, our directors who have entered into the agreement are indemnified to the fullest extent permitted under the law and public policy of the Cayman Islands for all judgments, fines, settlements, legal fees and other expenses actually and reasonably incurred in connection with pending or threatened legal proceedings because of such director’s position with us or another entity that the director serves at our request, subject to various conditions. Prior to completion of this offering, we will enter into a substantially similar indemnification agreement with each of our other directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the indemnification agreements, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction of a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to severance pay.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, commercial secrets and know-how. We have also entered into non-competition agreements with our executive officers.

The following sets forth specific information regarding the material terms of the employment and non-competition agreements we have entered into with our executive officers.

Yong Zhang

On August 24, 2006, we entered into an employment agreement, a confidentiality agreement and a non-competition agreement with Yong Zhang, our Chairman and Chief Executive Officer. Under the terms of these agreements, in consideration of his performance of duties, obligation of non-competition, obligation of confidentiality and other obligations, Yong Zhang is paid a monthly salary of RMB 66,666. Any breach of the confidentiality agreement or non-competition agreement by Yong Zhang will be deemed as a breach of his employment agreement.

The initial term of Yong Zhang’s employment is five years, which may be renewed by Yong Zhang and us. Each party must provide the other party with 180-days prior written notice in order to terminate the agreement during its term. Yong Zhang will have non-competition obligations under the non-competition agreement for a period of two years after the termination of his employment agreement. However, during that two-year period, we have the obligation to pay to Yong Zhang 10% of his last year annual salary each year, unless the applicable law or regulation provides otherwise.

Yuyan Yang

On March 1, 2007, we entered into an employment agreement with Yuyan Yang, our director and Assistant to Chief Executive Officer. Under the terms of the agreement, in consideration of her performance of duties, obligation of non-competition and confidentiality discussed below, and other obligations, Yuyan Yang is paid a monthly salary of RMB 10,800. Any breach of the confidentiality agreement or non-competition agreement by Yuyan Yang will be deemed as a breach of her employment agreement. The initial term of Yuyan Yang’s employment is one year, which may be renewed by Yuyan Yang and us. Each party must provide the other party 30-days prior written notice in order to terminate the agreement during its term.

On August 24, 2006, we entered into a confidentiality agreement and a non-competition agreement with Yuyan Yang. Under these agreements, Yuyan Yang has the obligation to keep confidential information confidential and the obligation of non-competition during her term of employment. Yuyan Yang will have non-competition obligations under the non-competition agreement for a period of two years after the termination of her employment agreement. However, during that two-year period, we have the obligation to pay to Yuyan Yang 10% of her last year annual salary each year, unless the applicable law or regulation provides otherwise.

Longgen Zhang

On August 21, 2006, we entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with Longgen Zhang, our director and Chief Financial Officer, which agreements were assigned to and assumed by us on April 9, 2007. Under the terms of the employment agreement, in consideration for performance of his obligations and for his non-competition and other obligations under the confidentiality agreement, Longgen Zhang is paid an annual before-tax compensation of RMB 1.8 million. We have the option, but not the obligation, to pay him an amount as additional consideration for his non-competition and other obligations. Pursuant to the employment agreement and the determination of our board of directors, Longgen Zhang was also granted restricted share awards and options for a total of 600,000 common shares under our 2007 equity incentive plan and options for 229,807 common shares under our 2007 long term incentive plan.

The initial term of Longgen Zhang’s employment is one year, and automatically renews annually on the same terms and conditions for successive periods of one year each, unless terminated prior to renewal. Each party must provide the other party with three months written notice in order to terminate the agreement during its term. However, in the case of any termination, we may elect to make, instead of providing prior notice, a lump sum severance payment to Longgen Zhang in an amount equal to the pro-rated portion of the annual compensation for the notice period, so long as the termination is in accordance with applicable law. Longgen Zhang will have non-competition obligations for a period of one year after the termination of his employment agreement.

Yao Wu

On June 29, 2007, we entered into an employment agreement, a confidentiality agreement and a non-competition agreement with Yao Wu, our Chief Operating Officer. Under the terms of these agreements, in consideration of his performance of duties, obligation of non-competition, obligation of confidentiality and other obligations, Yao Wu is paid an annual after-tax salary of RMB 912,000. Any breach of the confidentiality agreement by Yao Wu will be deemed as a breach of his employment agreement. Pursuant to the employment agreement and the determination of our board of directors, Yao Wu was granted options for a total of 122,361 common shares under our 2007 equity incentive plan and options for 180,546 common shares under our 2007 long term incentive plan.

The initial term of Yao Wu’s employment is eight months, which may be renewed by Yao Wu and us. Each party must provide the other party with 30-days prior written notice in order to terminate the agreement during its term. Yao Wu will have non-competition obligations under the non-competition agreement for a period of two years after the termination of the employment agreement. However, during that two-year period, we have the obligation to pay to Yao Wu 10% of his last year annual salary each year, unless the applicable law or regulation provides otherwise.

Xiaobing Wang

On July 29, 2007, we entered into an employment agreement, a confidentiality agreement and a non-competition agreement with Xiaobing Wang, our Chief Administrative Officer. Under the terms of these agreements, in consideration of his performance of duties, obligation of non-competition, obligation of confidentiality and other obligations, Xiaobing Wang is paid an annual after-tax salary of RMB 1,080,000. Any breach of the confidentiality agreement by Xiaobing Wang will be deemed as a breach of his employment agreement. Pursuant to the employment agreement and the determination of our board of directors, Xiaobing Wang was granted options for a total of 116,771 common shares under our 2007 equity incentive plan and options for 159,149 common shares under our 2007 long term incentive plan.

The initial term of Xiaobing Wang’s employment is seven months, which may be renewed by Xiaobing Wang and us. Each party must provide the other party with 30-days prior written notice in order to terminate the agreement during its term. Xiaobing Wang will have non-competition obligations under the non-competition agreement for a period of two years after the termination of the employment agreement. However, during that two-year period, we have the obligation to pay to Xiaobing Wang 10% of his last year annual salary each year, unless the applicable law or regulation provides otherwise.

Compensation of Directors and Executive Officers

For the year ended December 31, 2006 and the nine months ended September 30, 2007, the aggregate cash compensation that we paid to directors and executive officers was US$46,978 and US$175,000, respectively, and the total amount that we set aside for pension or retirement or other benefits of the directors and executive officers was US$12,592 and US$43,178, respectively. For share-based compensation, see “—2007 Equity Incentive Plan” and “—2007 Long Term Incentive Plan.”

2007 Equity Incentive Plan

In August 2006, our shareholders agreed to allocate 6,802,495 common shares for our employee bonus scheme. In August 2007, we adopted our 2007 equity incentive plan to attract, retain and motivate key employees, directors and consultants of our company and our subsidiaries. Our plan provides for the grant of restricted share awards of common shares and options to purchase our common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including options, is 6,802,495 common shares, subject to adjustment to accounting for changes in the capitalization of our company. Our board of directors believes that our company’s expansion plans and its long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Termination. The terms of a participant’s award are set forth in the participant’s award agreement. Our board of directors, or any committee designated under it, will determine the terms and conditions of an award in the relevant award agreement. The duration of any award may not exceed ten years from the date of grant. If a participant’s service with our company terminates for any reason prior to this offering, any outstanding unvested or vested but unexercised option or restricted share award to the participant will expire and be forfeited for no consideration on the date of the participant’s termination of service. If a participant’s service with our company terminates for any reason following this offering, unless otherwise provided in the award agreement or determined by our board of directors, or any committee designated under it, any outstanding unvested or vested but unexercised option or restricted share award to the participant will expire and be forfeited for no consideration on the date of the participant’s termination of service. In the event any award under the plan expires, terminates, or is forfeited, the common shares underlying the award will revert to our company to be available for the purposes of the plan.

Administration. Our 2007 equity incentive plan is administered by our board of directors, or any committee designated under it. Our board of directors, or any designated committee, is authorized to interpret, establish or amend the plan at any time for any reason. They will determine the terms and conditions of any award, including, but not limited to, the exercise price for any option, restrictions and vesting conditions, including time-based vesting conditions and performance based vesting conditions, forfeiture provisions and other applicable terms. In addition, they will also specify in the award agreement whether the option constitutes an incentive share option, or ISO, or a non-qualifying stock option. Awards under our 2007 equity incentive plan may also be awarded under certain performance-based criteria based on conditions our board of directors, or any designated committee under it, deems appropriate.

Option Exercise and Conditions. The consideration paid for our common shares upon exercise of an option or purchase of common shares underlying an award or option may be paid in cash or cash equivalents. Our board of directors may accept any form of legal consideration that satisfies Cayman Islands corporate law requirements regarding adequate consideration for restricted share awards. Participation in our 2007 equity incentive plan may also be subject to certain terms and conditions, including, but not limited to, withholding tax arrangements and certain restrictions on transfer.

Amendment and Termination. Our board of directors, or any designated committee, is authorized to interpret the plan and to establish, amend, suspend or terminate the plan at any time for any reason. However, any amendment to increase the number of common shares available for issuance under the plan or materially change the class of persons who are eligible for grants under the plan is subject to approval by our shareholders. Our board of directors at any time may amend the terms of any award provided that the amendment does not impair the rights of a participant under an award, in which case, our board of directors would need the participant’s consent. Our board of directors has the right to terminate or suspend our plan for any reason.

On August 11, 2007, we granted share options and restricted share awards to 346 directors, management, employees and consultants for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08. These options have various vesting periods ranging from four to 60 months.

Name	Common Shares Underlying Options Granted	Exercise Price of Options Granted (US$ per share)	Common Shares Underlying Restricted Share Awards Granted(1)	Date of Grant	Date of Expiration
Yong Zhang	146,891	2.5000		August 11, 2007	August 10, 2017
Yuyan Yang			1,545,956	August 11, 2007	August 10, 2017
Longgen Zhang	400,000	0.8115		August 11, 2007	August 10, 2017
	99,404	2.5000		August 11, 2007	August 10, 2017
			100,596	August 11, 2007	August 10, 2017
Yong Cui			333,333	August 11, 2007	August 10, 2017
Yao Wu	22,361	2.5000		August 11, 2007	August 10, 2017
			100,000	August 11, 2007	August 10, 2017
Xiaobing Wang	16,771	2.5000		August 11, 2007	August 10, 2017
			100,000	August 11, 2007	August 10, 2017
Other employees and consultants(2) as a group	2,512,990	2.5000	1,424,193	August 11, 2007	August 10, 2017

(1)	All restricted share awards were granted at purchase price of US$0.0001 per common share.
(2)	None of these employees and consultants is our director or executive officer.

2007 Long Term Incentive Plan

In November 2007, we adopted our 2007 long term incentive plan which provides for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase our common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including options, is 10 million common shares, subject to adjustment to accounting for changes in the capitalization of our company. Our board of directors may grant awards under this plan prior to this offering, provided that no awards granted may vest prior to the completion of this offering.

Termination. The terms of a participant’s award are set forth in the participant’s award agreement. Our board of directors, or any committee designated under it, will determine the terms and conditions of an award in the relevant award agreement. The duration of any award may not exceed ten years from the date of grant. If a participant’s service with our company terminates for any reason prior to this offering, any outstanding unvested award to the participant will expire and be forfeited for no consideration on the date of the participant’s termination of service. If a participant’s service with our company terminates for any reason following this offering, unless otherwise provided in the award agreement or determined by our board of directors, or any committee designated under it, the unvested portion of any outstanding awards to the participant will be immediately forfeited without consideration, the vested portion of any outstanding restricted stock units or other stock-based awards will be settled upon termination and the participant will have a period of three months to exercise the vested portion of any outstanding options or stock appreciation rights.

Administration. Our 2007 long term incentive plan is administered by our board of directors, or any committee designated under it. Our board of directors, or any designated committee, is authorized to interpret, establish or amend the plan at any time for any reason. They will determine the terms and conditions of any award, including, but not limited to, the exercise price for any option, restrictions and vesting conditions, including time-based vesting conditions and performance based vesting conditions, forfeiture provisions and other applicable terms. In addition, they will also specify in the award agreement whether the option constitutes an incentive share option, or ISO, or a non-qualifying stock option. Awards under our 2007 long term incentive plan may also be awarded under certain performance-based criteria based on conditions our board of directors, or any designated committee under it, deems appropriate.

Award Exercise and Conditions. The consideration paid for our common shares upon exercise of an option may be paid in cash or cash equivalents, or, subject to prior approval by our board of directors in its discretion, shares, promissory note, irrevocable direction to sell or pledge shares and to deliver proceeds as payment, or any combination of the foregoing methods. The consideration paid for our common shares upon exercise of stock appreciation rights, restricted stock units and other stock-based awards may be paid in cash, shares or any combination thereof. The restricted shares will be awarded for no additional consideration or such additional consideration as our board may determine satisfies Cayman Islands corporate law requirements. Each award of restricted shares will entitle the participant to all voting, dividends and other ownership rights in such shares, subject to any limitation on dividends rights specified in the award agreement. The participant will possess no incidents of ownership with respect to the shares underlying the restricted stock units granted. Participation in our 2007 long term incentive plan may also be subject to certain terms and conditions, including, but not limited to, withholding tax arrangements and certain restrictions on transfer.

Amendment and Termination. Our board of directors, or any designated committee, is authorized to interpret the plan and to establish, amend, suspend or terminate the plan at any time for any reason. However, any amendment to increase the number of common shares available for issuance under the plan, or materially change the class of persons who are eligible for grants under the plan are subject to approval by our shareholders. Our board of directors at any time may amend the terms of any award provided that the amendment does not impair the rights of a participant under an award, in which case, our board of directors would need the participant’s consent. Our board of directors has the right to terminate or suspend our plan for any reason.

On November 5, 2007, we granted options under the 2007 long term incentive plan to our directors, management and key employees for an aggregate of 2,441,844 common shares at the exercise price that will be equal to the initial public offering price of the ADSs as set forth on the cover of this prospectus. These awards have vesting periods of up to 36 months, and will expire no later than the 10th anniversary of the date of grant. The number of common shares underlying options granted to Yong Zhang, Yuyan Yang, Longgen Zhang, Yao Wu and Xiaobing Wang was 473,493, 134,956, 229,807, 180,546 and 159,149, respectively.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our common shares.

	Common Shares Beneficially Owned Prior to This Offering(1)(2)		Shares Beneficially Owned After This Offering(1)(2)(3)
	Number	%	Number	%
Directors and Executive Officers:
Yong Zhang(4)	61,086,284		61,086,284
Yuyan Yang(5)	61,086,284		61,086,284
Longgen Zhang	*	*	*	*
Yue (Justin) Tang(6)	—	—	—	—
Christopher J. Fiegen(7)	—	—	—	—
Yong Cui	*	*	*	*
Yao Wu	*	*	*	*
Xiaobing Wang	*	*	*	*
All directors and executive officers as a group	61,421,831		61,421,831

Principal Shareholders:
Blue Ridge China Partners, L.P.(8)	27,905,867		27,905,867
EI Fund II China, LLC(9)	18,603,912		18,603,912

*	Will beneficially own less than 1.0% of our outstanding common shares upon exercise of all options granted.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.
(2)	Percentage of beneficial ownership of each listed person prior to the offering is based on common shares outstanding as of the date of this prospectus, including common shares convertible from our outstanding Series A convertible redeemable preference shares, common shares issuable upon the exercise of the Burnham warrants, common shares issuable upon the conversion of the convertible notes, common shares underlying the warrants issued to the holders of floating rate notes, assuming an initial public offering price of US$ per ADS (the mid-point of the price range set forth on the front cover of this prospectus), as well as the common shares underlying share options and other awards exercisable by such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on common shares outstanding immediately after completion of this offering, including common shares issuable upon the conversion of the convertible notes, common shares underlying the warrants issued to the holders of floating rate notes, assuming an initial public offering price of US$ per ADS (the mid-point of the price range set forth on the front cover of this prospectus), as well as the common shares underlying share options and other awards exercisable by such person within 60 days of the date of this prospectus.
(3)	Assumes no exercise of the underwriters’ over-allotment option.
(4)	Includes 12,000,000 common shares owned by Yuyan Yang, Mr. Zhang’s spouse, and 1,028,060 common shares issuable upon the exercise of options held by Star World Finance Limited, a British Virgin Islands company wholly owned and controlled by Ms. Yang.
(5)	Includes 48,000,000 common shares owned by Yong Zhang, Ms. Yang’s spouse, and 24,421 common shares issuable upon the exercise of options held by Shining Gold Trading Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zhang.
(6)

An entity controlled by Yue (Justin) Tang is a limited partner of the General Partner of Blue Ridge China Partners, L.P., or Blue Ridge China, giving Mr. Tang an indirect economic interest in a minority portion of the shares owned by Blue Ridge China. Such entity has certain veto rights, including with respect to Blue Ridge China’s determinations as to making and disposing of investments. Mr. Tang disclaims beneficial ownership (having or sharing investment or voting control) in the Blue Ridge China shares, and disclaims any pecuniary interest in the Blue Ridge China shares except to the extent of his proportionate indirect interest in Blue Ridge China.

(7)	Christopher J. Fiegen has an economic interest in a minority portion of the shares owned by EI Fund II China, LLC, or Equity International. Mr. Fiegen disclaims beneficial ownership in all of our shares owned by Equity International, except to the extent of his pecuniary interest therein.
(8)	Includes 18,483,240 Series A preference shares, which will automatically be converted into our common shares upon completion of this offering. The securities are beneficially owned by Blue Ridge China and by its general partner, Blue Ridge China Holdings, L.P., or BRCH, a Cayman Islands exempted limited partnership, and BRCH’s general partner, Blue Ridge Capital Offshore Holdings LLC, or BRCOH, a New York limited liability company. John A. Griffin is the sole managing member of BRCOH and in that capacity directs its operations and (through BRCOH and BRCH) has voting and investment control over Blue Ridge China. Blue Ridge China, BRCH, BRCOH, and Mr. Griffin may therefore all be deemed to beneficially own such securities. BRCH’s, BRCOH’s, and Mr. Griffin’s pecuniary interest in such securities is limited to its or his proportionate pecuniary interest in Blue Ridge China. The address of Blue Ridge China Partners, L.P. is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(9)	Includes 12,322,160 Series A preference shares, which will automatically be converted into our common shares upon completion of this offering. The securities are owned directly by EI Fund II China, LLC. Samuel Zell, through several trusts for the benefit of Mr. Zell’s family, has investment and voting control over EI Fund II China, LLC and may therefore be deemed to beneficially own such securities. Mr. Zell’s and each such trust’s pecuniary interest in such securities is limited to his or its proportionate pecuniary interest in EI Fund II China, LLC. The address of EI Fund II China, LLC is Two North Riverside Plaza, Suite 700, Chicago, IL 60606.

Upon the completion of this offering, pursuant to their terms, our Series A preference shares will be mandatorily converted into our common shares which will have the same voting rights as our other common shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Series A Convertible Redeemable Preference Shares

See “Description of Share Capital—History of Share Issuances—Series A Convertible Redeemable Preference Shares and Warrants.”

Restructuring and Share Exchange

On April 9, 2007, we entered into a Share Exchange and Assumption Agreement with Xinyuan Real Estate, Ltd., or Xinyuan Ltd., Mr. Yong Zhang, Ms. Yuyan Yang, Blue Ridge China and Equity International, pursuant to which Xinyuan Ltd. became our wholly owned subsidiary. As a part of the transaction, Mr. Yong Zhang and Ms. Yuyan Yang agreed to exchange their 48,000,000 and 12,000,000 common shares in Xinyuan Ltd., respectively, for an equivalent number of our newly issued shares of the same class.

As part of the transaction, Blue Ridge China agreed to exchange its 18,483,240 Series A convertible redeemable preference shares, or Series A preference shares, and 9,422,627 common shares of Xinyuan Ltd. for an equivalent number of equal class of our newly issued shares, and Equity International agreed to exchange its 12,322,160 Series A preference shares and 6,281,752 common shares of Xinyuan Ltd. for an equivalent number of equal class of our newly issued shares. Our Series A preference shares are convertible into our common shares at any time and will automatically be converted into our common shares upon completion of this offering on a one-to-one basis, subject to certain adjustments set forth in our amended and restated memorandum and articles of association.

As part of the transaction, Xinyuan Ltd. cancelled warrants issued to Burnham Securities and Joel B. Gardner to purchase an aggregate of 1,853,172 common shares at a price of US$0.81155 per share and we issued substantially similar warrants to Burnham Securities and Mr. Gardner. The Burnham warrants are required to be exercised, if not previously exercised, immediately prior to this offering, or the warrants will expire.

Shareholders Agreement

We entered into a shareholders agreement, dated as of April 9, 2007, with Blue Ridge China, Equity International, Mr. Yong Zhang, Ms. Yuyan Yang, Xinyuan Ltd., Burnham Securities and Mr. Gardner. The agreement was amended and restated on October 31, 2007. Under the terms of the amended and restated shareholders agreement, the following rights generally will apply:

Right of First Refusal Among Series A Preference Shareholders. If any holder of Series A Preference Shares, or their respective permitted transferees, decide to transfer all or any part of its common shares, Series A Preference Shares and Series A Warrants, as amended, each is required to first deliver notice of its intention to sell and offer to sell to the other such securities at the same price and under the same terms and conditions as stated in the proposed transfer, provided the other holds at least fifty percent (50%) of the Series A preference shares owned by it as of the date of the shareholders agreement, any common shares issued upon conversion of the Series A preference shares it owns as of such date, and the common shares it owned as of the date of the shareholders agreement. Within 30 days after delivery of the notice, the other Series A preference shareholders can offer to buy such securities. If there is a greater demand to buy such securities than those that are available, the securities will be divided on a pro rata basis. If the demand is less than the amount of such securities available, the remaining such securities will be distributed pro rata to the shareholders who made offers to purchase. This right of first refusal does not apply to sales to the public after this offering.

Co-Sale Rights. Prior to the third anniversary of this offering, if either Mr. Yong Zhang or Ms. Yuyan Yang proposes to transfer any common shares, he or she must provide us and the other parties to the agreement written notice detailing the number of common shares to be sold or transferred, the consideration to be paid, the name and address of each prospective purchaser or transferee, and a copy of the proposed transfer documents. Within 30 days of such notification, Blue Ridge China, Equity International, Burnham Securities and Mr. Gardner have the right to participate in the sale on the same terms and conditions indicated in the notice. Their pro-rata share is the ratio of the sum of the number of securities held by Blue Ridge China, Equity International, Burnham Securities or Mr. Gardner that were issued pursuant to the Share Exchange and Assumption Agreement, on an as converted and as exercised basis, as the case may be.

Right of First Refusal on Common Shares by Certain Shareholders. If any shareholder other than Mr. Yong Zhang, Ms. Yuyan Yang or a holder of Series A preference shares desires to transfer all or any portion of its securities, the selling shareholder must first deliver to us a notice identifying the transferee and containing an offer to sell the shares to us at the same price, upon the terms as set forth in the proposed transfer. This right of first refusal does not apply to sales to the public after this offering.

Registration Rights. Blue Ridge China and Equity International are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration. See “Description of Share Capital—Registration Rights.”

Burnham Warrants Purchase Right. Under the terms of the agreement, if any Burnham warrants remain unexercised upon expiration of the Burnham warrants, Yong Zhang will become entitled to purchase, within 60 days, the common shares underlying the unexercised warrants at a purchase price of US$0.0001 per share.

Termination of Agreement. The shareholders agreement will terminate upon the expiration of any period of four consecutive weeks after this offering during which the weekly trading volume in each such week of the common shares on the New York Stock Exchange, the National Association of Securities Dealers Automated Quotation System or applicable major international securities exchange exceeds one-half the number of common shares (on a fully diluted basis) then held by Blue Ridge China and Equity International immediately after giving effect to this offering.

Shareholders’ Loan

On December 7, 2006, we borrowed a bridge loan in the principal amount of US$35 million from Blue Ridge China (US$21 million) and Equity International (US$14 million). This loan bore interest at the rate of 12.5% per annum and the outstanding loan amount was convertible into our common shares. In April 2007, we repaid this loan using a portion of the net proceeds from the issuance of the floating rate notes.

Acquisition of Subsidiaries

On August 30, 2006, we acquired from Mr. Yong Zhang and Ms. Yuyan Yang the 100% equity interest in each of Henan Xinyuan Property Management Co., Ltd., or Xinyuan Property Management, Henan Mingyuan Landscape Engineering Co., Ltd., or Mingyuan Landscape, Zhengzhou Xinyuan Computer Network Engineering Co., Ltd., or Xinyuan Network, and Henan Xinyuan Real Estate Agency., Ltd. The consideration was paid in cash of US$2.1 million.

On March 16, 2006, we acquired from Ms. Yuyan Yang a 20% equity interest in Henan Wanzhong Real Estate Co., Ltd. The consideration was paid in cash in the amount of US$0.2 million. After the acquisition, Henan Wanzhong Real Estate Co., Ltd. became our wholly owned subsidiary.

Historical Transactions with Certain Subsidiaries

We have contracted with Mingyuan Landscape to design and build garden landscapes and infrastructures for our properties under construction. During the years ended December 31, 2004 and 2005, and the period from January 1, 2006 through August 31, 2006, we purchased US$412,408, US$1,354,902 and

US$707,908, respectively, of services from Mingyuan Landscape. As of December 31, 2004 and 2005, we recorded balances due from Mingyuan Landscape in the amount of US$476,664 and US$380,468, respectively. As of December 31, 2004 and 2005, we also recorded balances due to Mingyuan Landscape in the amount of US$46,110 and US$299,153, respectively.

We have contracted with Xinyuan Property Management to manage the properties we delivered to our customers. As of December 31, 2004 and 2005, we recorded balances due from Xinyuan Property Management in the amount of US$687,283 and US$523,484, respectively. As of December 31, 2004 and 2005, we also recorded balances due to Xinyuan Property Management in the amount of US$518,841 and US$890,010, respectively.

We have contracted with Xinyuan Network to install and maintain intercom systems in the residential communities we developed. During the years ended December 31, 2004 and 2005 and the period from January 1, 2006 through August 31, 2006, we purchased nil, US$223,071 and US$108,619, respectively, of services from Xinyuan Network. As of December 31, 2004 and 2005, we also recorded balances due to Xinyuan Network in the amount of US$48,330 and US$130,300, respectively.

Because of our acquisition of Mingyuan Landscape, Xinyuan Property Management and Xinyuan Network in 2006, the balances due to or from these subsidiaries have been eliminated upon consolidation.

Transactions with Jiantou Xinyuan

We hold a 45% equity interest in Jiantou Xinyuan, with the remaining 55% held by third-party partners. Under the joint venture contract, we and the other partners agree to share the profits according to our respective equity interest in Jiantou Xinyuan.

We extended loans to and paid real estate construction costs on behalf of Jiantou Xinyuan. As of December 31, 2004, 2005 and 2006 and September 30, 2007, we recorded balances due from Jiantou Xinyuan in the amount of nil, US$6.7 million, US$7.7 million and US$6.1 million, respectively. In May and June 2007, we made two loans to Jiantou Xinyuan in the amount of RMB58.7 million and RMB58.3 million, respectively. These loans bore interest at the rate of 6.57% per annum and have fixed terms of one year. In addition, in 2006, we borrowed cash under a loan from Jiantou Xinyuan in the principal amount of US$3.7 million with an interest at 6.44% per annum and we repaid the loan in full in February 2007. In the nine months ended September 30, 2007, we recorded balances due to Jiantou Xinyuan in the amount of US$0.3 million, which represented the agency fee advances from Jiantou Xinyuan.

Cash Advances

We make cash advances to Mr. Yong Zhang and Ms. Yuyan Yang for traveling expenses and other expenses. The cash advances bear no interest and have no fixed payment terms. As of December 31, 2004, 2005 and 2006, we recorded balances due from these two shareholders in the amount of US$197,180, US$151,777 and US$40,934, respectively. All such advances were fully repaid in May 2007. As of September 30, 2007, we recorded balances due from employees in the amount of US$660,142, which mainly represented the outstanding payments from the sales of properties to our employees and the cash advances paid to employees for their traveling expenses.

Share Incentives

See “Management—2007 Equity Incentive Plan” and “Management—2007 Long Term Incentive Plan.”

Consulting Agreement with Our Director

We entered into a consulting agreement with a consulting company that is beneficially owned by Yong Cui, one of our directors, in April 2005. Under this agreement, the consulting company agreed to provide certain financial consulting services to us. We paid consulting fees of RMB0.25 million, and RMB0.23 million to the consulting company in 2005 and 2006, respectively. This consulting agreement was renewed in December 2006, under which we have agreed to pay an annual fee of RMB0.24 million. This agreement will expire in April 2012.

Registration Rights

We have granted registration rights to the holders of our Series A preference shares, certain warrants and convertible notes or their assignees. For a detailed description of the registration rights, see “Description of Share Capital—Registration Rights.” These registration rights will remain in effect after completion of this offering.

Review and Approval of Related Party Transactions

Pursuant to our audit committee charter, all transactions or arrangements with related parties, as such term is defined under Item 404 of Regulation S-K, including directors, executive officers, beneficial owners of 5% or more of our voting securities and their respective affiliates, associates and related parties, will require the prior review and approval of our audit committee, regardless of the dollar amount involved in such transactions or arrangements.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 450,000,000 common shares, with a par value of US$0.0001 each, and 50,000,000 Series A preference shares, with a par value of US$0.0001 each. As of the date hereof, there are 75,704,379 common shares issued and outstanding and 30,805,400 Series A preference shares issued and outstanding. All of our issued and outstanding Series A preference shares will automatically be converted into common shares, at a conversion rate of one preference share to one common share, upon completion of this offering.

Upon the closing of this offering, we will adopt a new amended and restated memorandum and articles of association and our authorized share capital will consist of 500,000,000 common shares, with a par value of US$0.0001 each. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares that we expect will become effective upon the closing of this offering.

Common shares

General.    All of our outstanding common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our common shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law. All dividends or distributions will be paid out of our realized or unrealized profits, or out of the share premium account or others permitted by the Companies Law.

Voting Rights.    Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded or required by the rules of the designated stock exchange. A poll may be demanded by the chairman of the meeting or a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy, and holding not less than one-tenth of the issued share capital of our voting shares.

A quorum required for a meeting of shareholders consists of two or more shareholders being present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, representing not less than fifty per cent of the total voting rights of common shares entitled to vote at a general meeting. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative. Advance notice of at least twenty days is required for the convening of a general meeting.

No business may be transacted at a general meeting, other than business that is specified in a notice given at the direction of, or otherwise properly brought before the annual meeting by, our board of directors or is properly brought by a shareholder who provides us with advance notice, in accordance with our memorandum and articles of association, describing the business desired to be conducted at the general meeting.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for important matters such as a change of name or an amendment to our memorandum or articles of association.

Transfer of Shares.    Subject to the restrictions of our articles of association, as more fully described below, any of our shareholders may transfer all or any of his or her common shares if approved by the board in writing and the name of the transferee is entered into the register of shareholders to become effective.

If a shareholder dies, the legal representative of the deceased shareholder is the only person recognized as having title to his share interest. Any person entitled to a share as a result of death or bankruptcy or liquidation or dissolution of a shareholder (or in any other way than by transfer) may, upon providing evidence of such right, elect to become the holder of the share or nominate someone as the transferee. In either case, our directors have the same right to decline or suspend registration as they would have in the case of a transfer of the share by the shareholder before his death or bankruptcy, unless the transferee is an immediate family member of the shareholder or a trust for their benefit. If notice from such person to either elect to be registered himself or to transfer the share is not received within 90 days, our directors may withhold payment of all dividends, bonuses or other payouts related to the share until the requirements of the notice have been satisfied.

Liquidation.    On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares will be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares.    Subject to the provisions of the Companies Law and our memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution, determine before the issue of the shares.

Variations of Rights of Shares.    The rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the consent of the majority of shareholders with voting rights of that class, or with the sanction of a special resolution passed at general meeting of the holders of the shares of that class.

Inspection of Books and Records.    Holders of our common shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Designations and classes of shares.    Upon the closing of this offering all of our issued shares will be common shares. Our articles provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to redesignate from time to time authorized and unissued common shares as other classes or series of shares, to authorize from time to time the issuance of one or more series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences, and to increase or decrease the size of any such class or series.

History of Share Issuances

The following is a summary of our share issuances.

Share Exchange.    In April 2007, in connection with the issuance of the floating rate notes and convertible notes, we conducted a restructuring pursuant to a one-for-one share exchange, whereby all of the then-existing shareholders of Xinyuan Real Estate, Ltd. exchanged their respective securities of Xinyuan Ltd. for an equivalent number and class of our securities.

Common Shares.    In April 2007, pursuant to the share exchange in April 2007, we issued a total of 75,704,379 common shares, par value US$0.0001 per share, to Yong Zhang, Yuyan Yang, Blue Ridge China and Equity International. These common shares were issued in exchange for (i) 60,000,000 common shares, par value US$0.0001 per share, issued in January 2006 at a price of US$0.0001 per share by Xinyuan Ltd. to Yong Zhang, 12,000,000 of which were immediately transferred to Yuyan Yang, and (ii) 15,704,379 common shares issued in November 2006 at a price of US$0.9551 per share by Xinyuan Ltd. to Blue Ridge China and Equity International in a private placement.

Series A Convertible Redeemable Preference Shares and Warrants.    In April 2007, pursuant to the share exchange in April 2007, we issued a total of 30,805,400 Series A preference shares and warrants to Blue Ridge China and Equity International. These Series A preference shares and warrants were issued in exchange for an equivalent number and class of shares and warrants issued in August 2006 at a price of US$0.81155 per share by Xinyuan Ltd. to Blue Ridge China and Equity International in a private placement. Upon the completion of this offering, the outstanding Series A preference shares will automatically be converted to common shares at the ratio of one common share to one Series A preference share, or 30,805,400 common shares, subject to anti-dilution adjustments for any events occuring prior to the conversion into common shares.

The terms of our Series A preference shares contain a contingent conversion option that allows holders to receive additional common shares if the value of our common shares in connection with this offering is less than two times the original Series A preference shares issuance price of US$0.81155, plus an accreted amount of 10% compounded annually to the date of the offering. On November 13, 2007, in order to provide more clarity with respect to accounting treatment of the Series A preference shares in our financial statements, we requested that Blue Ridge China and Equity International, the only holders of the Series A preference share waive this option. They agreed in writing to the waiver, on the belief that the option conditions will be satisfied and therefore not triggered. Accordingly, we expect to issue 30,805,400 common shares upon the conversion of all of our Series A preference shares at the completion of this offering. We will recognize a deemed dividend to the holders of the Series A preference shares in connection with this waiver of the contingent conversion option. This deemed dividend will not affect our net income or cash flows, however, it will reduce our net income attributable to ordinary shareholders and earnings per share (ADS) for the year ending December 31, 2007. The dividend will be calculated based on the difference between the fair value of the Series A preference shares immediately after the waiver of the contingent conversion option and the carrying value of the Series A preference shares immediately prior to the waiver. The carrying value of the Series A preference shares immediately prior to the waiver was US$24,785,612. We have determined that on November 13, 2007, a 4% marketability discount be applied to an assumed initial offering price of US$            , the mid-point of the indicative price range for the offering, to arrive at a fair value of US$             for each Series A preference share. At this estimated fair value, we will record the modified Series A preference shares at an amount of approximately US$             million and the deemed dividend to the Series A preference shareholders at approximately US$             million, which will reduce the net income attributable to ordinary shareholders and retained earnings by the same amount of US$             million for the year ending December 31, 2007.

See “Description of Debt and Equity—Linked Securities” for a description of warrants, including the Burnham warrants, the Series A warrants, as amended, floating rate notes and convertible notes that we have issued. See “Management—2007 Equity Incentive Plan” and “Management—2007 Long Term Incentive Plan” for descriptions of our 2007 equity incentive plan and our 2007 long term incentive plan.

Differences in Corporate Law

The Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Anti-takeover Provisions.    Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to redesignate authorized and unissued common shares as other shares or series of shares, to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties and Powers.    As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Island company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest. Directors are not required to hold shares; however, a minimum share requirement for directors may be established at a general meeting. Directors may exercise all powers of our company to borrow money, under our memorandum and articles of association, in a variety of ways, including issuing bonds and other securities either outright or as security for any debt liability or obligation of our company or of any third party.

Shareholder Action by Written Resolution.    Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our memorandum and articles of association allow shareholders to act by written resolutions.

Removal of Directors.    Under our memorandum and articles of association, directors may be removed by a special resolution.

Dissolution; Winding Up.    Under our memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets only by the vote of holders of a two-thirds majority of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting or by unanimous written resolution.

Amendment of Governing Documents.    Under Cayman Islands law and our memorandum and articles of association, our governing documents may only be amended with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting or, as permitted by our articles of association, by unanimous written consent.

Rights of Non-Resident or Foreign Shareholders.    There are no limitations imposed by foreign law or by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Registration Rights

We have granted registration rights to the holders of our Series A preference shares or their assignees in connection with their subscription for the Series A preference shares in April 2007. Set forth below is a description of the registration rights granted to the holders of the Series A convertible redeemable preference shares or their assignees.

Demand Registration Rights.    At any time beginning six months after the completion of this offering, holders of at least 50% of the total number of common shares issued upon conversion of Series A preference shares, common shares issued upon conversion of Series A preference shares, and common shares purchased by Blue Ridge China and Equity International pursuant to the Share Exchange and Assumption Agreement have the right to demand that we file a registration statement covering the offer and sale of their securities, so long as the aggregate amount of securities to be sold under the registration statement is not less than US$7.5 million. However, we are not obligated to effect more than two such demand registrations. We have the ability to defer the filing of a registration statement, not more than once in any twelve month period, for up to three months if we furnish to holders of the registrable securities a certificate stating that the board of directors determines that a registration statement filed at such time would have an adverse effect on any proposal or plan by us or any of our subsidiaries to engage in any material corporate transaction.

Piggyback Registration Rights.    If we propose to file a registration statement with respect to an offering of securities of our company, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares. Such requests are not counted as demand registrations.

Form F-3 Registration Rights.    Upon our company becoming eligible for use of Form F-3 or S-3, Blue Ridge China and Equity International (for so long as they hold a specified number of shares) have the right to request, not more than three times, that we register all or a part of its shares under Form F-3 or S-3, so long as the aggregate amount of securities to be sold under the registration statement is no less than US$1 million.

In addition, pursuant to the equity registration rights agreement entered into in connection with the issuance of US$75 million floating rate notes and related warrants and US$25 million convertible notes, dated as of April 13, 2007, we granted to the holders of the warrants and the convertible notes certain registration rights, which primarily include:

•

Demand Registration Rights.    Beginning 180 days after the completion of this offering, upon request of the holders of at least 33% of the outstanding registrable securities, we shall effect registration on Form F-1 with respect to the registrable securities held by them and any additional registrable securities requested to be included in such registration by any other holders, provided we shall only be obligated to effect three such registrations.

•

Form F-3 Registration Rights.    Upon request of the holders of at least 10% of the outstanding registrable securities with an anticipated aggregate offering price of not less than US$5 million, we shall effect registrations on Form F-3 with respect to the registrable securities held by them and any additional registrable securities requested to be included in such registration by any other holders to the extent we are eligible to use such form to offer securities.

•

Piggyback Registration Rights.    The holders of the registrable securities are entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our common shares. Such registrations are not counted as demand registrations.

Under the equity registration rights agreement, we have the right to defer effecting the requested registration for up to 90 days if we find the request will be materially detrimental to our company and our shareholders, provided that we can only exercise this right once in any 12-month period and we are not allowed to register any securities for our own account or for any other shareholder during the 90-day deferral period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in the Offering. Each ADS will represent an ownership interest in              shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive, which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued thereunder. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•

for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as is contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by our company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

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a fee of US$0.05 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1) amend the form of ADR;

(2) distribute additional or amended ADRs;

(3) distribute cash, securities or other property it has received in connection with such actions;

(4) sell any securities or property received and distribute the proceeds as cash; or

(5) none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADR by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating hereunder within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating hereunder on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable law, regulations, provisions of or governing shares and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, generally or in particular instances, may be limited when the ADR register or any register for shares is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of shares.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

present or future law, rule or regulation of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary or when requested by us.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADSs. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have          outstanding ADSs representing approximately         % of our common shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our common shares or the ADSs, and while our application to list our ADSs on the New York Stock Exchange has been approved, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our common shares not represented by the ADSs.

Lock-Up Agreements

Our directors, executive officers and certain shareholders have signed lock-up agreements under which they have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our common shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our common shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances described in “Underwriting.” After the expiration of the 180-day period, the common shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our common shares for at least one year is entitled to sell within any three-month period a number of common shares that does not exceed the greater of the following:

•	1% of the then outstanding common shares, in the form of ADSs or otherwise, which will equal approximately common shares immediately after this offering; or

•	the average weekly trading volume of our common shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the common shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those common shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased common shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

We have granted options and restricted share awards to directors, management, employees and consultants to purchase an aggregate of 6,802,495 common shares under our 2007 equity incentive plan. We have granted options for an aggregate of 2,441,844 commons shares to our directors, management and key employees under our 2007 long term incentive plan.

Registration Rights

Upon completion of this offering, certain holders of our common shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lockup agreements described above. See “Description of Share Capital—Registration Rights.”

DESCRIPTION OF DEBT AND EQUITY-LINKED SECURITIES

Burnham Warrants

In April 2007, we issued warrants to purchase a total of 1,853,172 common shares at US$0.81155 per share, exercisable prior to August 25, 2011 or the date of completion of this offering, to Burnham Securities Inc. and Joel B. Gardner, in consideration of financial advisory and investment banking services rendered. We recorded the fair value at US$55,595 as paid-in capital. The warrants will be exercised for the issuance of 1,853,172 common shares prior to completion of this offering.

Series A Performance Warrants

In conjunction with the issuance of the Series A preference shares in April 2007, we issued warrants to Blue Ridge China and Equity International that entitle the holders to purchase additional Series A preference shares if we fail to meet specified profit performance targets in our fiscal years 2007 and 2008. If cumulative net income for the two years 2007 and 2008 is less than US$80 million, the holders of the warrants are entitled to purchase up to a maximum additional number of 3,987,009 fully paid Series A preference shares at an exercise price of US$0.01 per share. If cumulative net income for such years equals or exceeds US$80 million, or if we consummate a qualified initial public offering prior to March 31, 2008, then the warrants will expire without being exercised. Accordingly, we expect the warrants to expire upon the completion of this offering. The fair value assigned to the warrants as at the date of issuance was US$496,000.

Floating Rate Notes and Warrants

In an offshore transaction in April 2007, we issued US$75,000,000 principal amount of units, each unit consisting of one Guaranteed Senior Secured Floating Rate Note due 2010, referred to below as floating rate notes, in the principal amount of US$100,000 and one warrant to subscribe for common shares. Commencing on the date of closing of the placement, the floating rate notes and the warrants trade separately. The fair value assigned to the warrants as at the date of issuance was US$7.36 million.

We used a portion of the proceeds of the floating rate notes to repay the US$35 million bridge loans from Blue Ridge China and Equity International, together with accrued interest. We used the balance of the proceeds, together with the proceeds of the 2% Guaranteed Convertible Subordinated Notes due 2012, to acquire land use rights. The aggregate net proceeds from the issuance of the units and the convertible notes was US$95.8 million.

Guaranteed Senior Secured Floating Rate Notes due 2010

General

On April 13, 2007, we issued US$75,000,000 principal amount of Guaranteed Senior Secured Floating Rate Notes due 2010. The floating rate notes and the related guarantee are direct, unconditional obligations, senior in right and priority of payment to all subordinated debt of ourselves and our subsidiary, Xinyuan Real Estate, Ltd., respectively.

Interest Rate

The floating rate notes bear interest at a LIBOR rate determined by reference to rate for deposits in U.S. dollars for a six-month interest period plus a margin of 6.80%, payable semi-annually in arrears. As of September 30, 2007, the applicable interest rate was 12.1625%. Under circumstances described below in “—Certain Covenants and Events of Default,” we may be required to pay additional interest, which will accrue at 0.5% per annum in addition to the otherwise applicable interest rate on the floating rate notes.

Maturity and Redemption

We are required to repurchase or redeem the outstanding floating rate notes on April 13, 2010 at a price equal to 100% of the principal amount, plus accrued but unpaid interest. We may redeem up to 100% of the outstanding principal amount of the floating rate notes at a price equal to 112% of the principal amount, plus accrued but unpaid interest to the date of redemption, using a portion of the net proceeds of this offering or the proceeds of debt incurred by us or any of our subsidiaries. In addition, we are permitted to redeem all of the floating rate notes at 100% of their principal amount, plus accrued but unpaid interest, in the event that changes in tax laws in the Cayman Islands or the jurisdiction of incorporation of any future guarantor would require us or such future guarantor to pay additional amounts under the floating rate notes or guarantee.

We are also required, at the option of the holders, to repurchase the floating rate notes in the event of a change of control, which includes the failure of our controlling shareholders to hold at least 27.5% of the total voting power of our voting stock or to be the beneficial holder of the largest percentage of voting power of our voting stock; the failure of Mr. Yong Zhang to maintain the ability to control our company; the occurrence of any transaction pursuant to which the holders of a majority of our voting stock (including preferred shares) no longer hold a majority after such transaction; and a change in the composition of a majority of the members of our Board of Directors. The repurchase price is 101% of the principal amount of the floating rate notes outstanding, plus accrued and unpaid interest to the repurchase date.

Guarantee and Security

Payment of the floating rate notes is guaranteed on a senior, unsubordinated basis by Xinyuan Real Estate Ltd., or Xinyuan Ltd., our subsidiary incorporated in the Cayman Islands, and is also to be guaranteed by any of our future direct or indirect subsidiaries. However, our subsidiaries domiciled in the PRC do not and will not guarantee the floating rate notes, unless a change of PRC law permits them to provide such guarantees without government approval.

The floating rate notes are secured by (i) the pledge of all of our shares in Xinyuan Ltd., (ii) the pledge of all of Xinyuan Ltd.’s shares in Xinyuan (China) Real Estate, Ltd., or the WFOE, and (iii) the pledge of a loan from Xinyuan Ltd. to the WFOE. We have submitted to the PRC regulatory authority the pledge of interests in the WFOE, referred to below as the WFOE share pledge.

Certain Covenants and Events of Default

The indenture governing the floating rate notes contains certain financial and operating covenants that, among other things, require us to maintain specified financial ratios and measures and limit our ability and the ability of our subsidiaries to:

•	incur additional debt;

•	pay dividends on or make distributions in respect of our or any of our subsidiaries’ capital stock or make other restricted payments, including certain investments;

•

create or permit to exist any liens on the collateral security securing the notes, or create or permit to exist any liens on any of our own property or assets or those of our subsidiaries without ensuring that the notes are secured equally and ratably with the debt secured by such liens;

•	sell assets other than in the ordinary course of business;

•	permit our subsidiaries to enter into financing arrangements that could result in restrictions on the ability of such subsidiaries to pay dividends or other distributions;

•

enter into transactions with our affiliates unless such transactions are in our best interest, are no less favorable to us than those that could be obtained in a comparable arm’s-length transaction with a non-affiliate and that meet certain procedural requirements;

•	sell or permit our subsidiaries to issue or sell shares of stock of any of our subsidiaries;

•	engage in business activities that are not related to our core businesses;

•	engage in certain sale and leaseback transactions; and

•	make capital expenditures.

We have delivered to the collateral agent an officers’ certificate attaching written evidence that we have submitted the WFOE share pledge to the local Henan Province government counterpart of MOFCOM, and we are required, within 15 days of receiving MOFCOM approval, to deliver an officers’ certificate attaching written evidence that we have submitted the WFOE share pledge to the local counterpart of SAFE for approval (if required) and the SAIC for registration. If we fail to deliver these officers’ certificates and written evidence by such dates, we are required to pay additional interest on the floating rate notes until we have delivered the officers’ certificates and written evidence. Additional interest will accrue at the rate of 0.5% per annum.

The indenture governing the notes also includes customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the floating rate notes to become or to be declared to be due and payable. In such case, the trustee for the note holders may exercise remedies including enforcement of the collateral security and requiring performance under the guarantee. See “Risk Factors—Our current debt indentures contain certain financial and operating covenants that restrict our ability to pay dividends, raise further debt and take other corporate actions.”

Warrants

Each warrant entitles its holder to purchase the number of our common shares equal to the quotient obtained by dividing (i) US$40,000 by (ii) the warrant exercise price, which will be equal to 80% of the price per common share derived from this offering of our ADSs, subject to adjustment for dilutive events pursuant to customary anti-dilution provisions. The warrants are exercisable on or after the date of this offering until the later of the date that is three years after April 13, 2007 or the date that is six months after the closing of this offering.

2% Guaranteed Convertible Subordinated Notes due 2012

General

On April 13, 2007, we issued US$25,000,000 principal amount of 2% Guaranteed Convertible Subordinated Notes due 2012, or the convertible notes, in an offshore transaction not subject to the registration requirements of the Securities Act. Our payment obligations and those of the guarantor under the convertible notes and the related guarantee are subordinated in right and priority of payment to the payment in full, including redemption, of the floating rate notes, other than scheduled interest payments on the convertible notes.

Interest Rate

The convertible notes bear interest at the rate of 2% per annum, payable semi-annually in arrears. Under the circumstances described under “—Guaranteed Senior Secured Floating Rate Notes due 2010—Certain Covenants and Events of Default,” we may be required to pay additional interest, which will accrue at 0.5% per annum in addition to the otherwise applicable interest rate on the convertible notes.

Maturity and Redemption

Holders have the right to require us to repurchase the convertible notes of any exercising holder on October 15, 2010 at a price equal to 120% of the principal amount of, plus any accrued and unpaid interest on, the convertible notes of such holder. In addition, we are permitted to redeem all of the convertible notes at 100%

of their principal amount, plus accrued but unpaid interest, in the event that changes in tax laws in the Cayman Islands or the jurisdiction of incorporation of any future guarantor would require us or such future guarantor to pay additional amounts under the convertible notes or guarantee. In such case, the convertible notes may be converted into common shares.

We are also required, at the option of the holders, to repurchase the convertible notes in the event of a change of control, as described under “—Guaranteed Senior Secured Floating Rate Notes due 2010—Maturity and Redemption,” at a repurchase price of 101% of the principal amount of the convertible notes outstanding, plus accrued and unpaid interest to the repurchase date. In addition, after this offering each holder of convertible notes has the right to require us to repurchase such holder’s convertible notes at 100% of the outstanding principal amount of such convertible notes, with accrued but unpaid interest, if our ADSs cease to be traded on a national or regional securities exchange or if, as a result of our merger, consolidation or amalgamation with another person, our ADSs cease to be so traded.

The convertible notes are secured by (i) the pledge of all of our shares in Xinyuan Ltd., (ii) the pledge of all of Xinyuan Ltd.’s shares in the WFOE and (iii) the pledge of a loan from Xinyuan Ltd. to the WFOE. We have submitted the WFOE share pledge to the PRC regulatory authority.

Conversion Rights and Conversion Rate

At any time after this offering, holders of convertible notes have the right to convert their subordinate convertible notes into common shares at the rate of 38,388.48 common shares for each US$100,000 principal amount of convertible notes, subject to adjustment pursuant to customary anti-dilution provisions in the indenture. If all of the convertible notes were converted at the initial conversion rate, a total of 9,597,120 common shares would be issued.

Certain Covenants and Events of Default

The indenture governing the convertible notes contains financial and operating covenants and events of default that are essentially identical to those contained in the indenture for the floating rate notes, except that the indenture for the convertible notes also includes covenants and events of default relating to the conversion of the convertible notes into our common shares.

TAXATION

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as the tax consequences under state, local, non-U.S., and non-Cayman Islands tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. Subject to the qualifications herein, the discussion of U.S. federal income tax law is the opinion of Baker & McKenzie LLP, our U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

U.S. Federal Income Taxation

Introduction

The following discussion, subject to the qualifications herein, is the opinion of Baker & McKenzie LLP, our U.S. counsel, on the material U.S. federal income tax consequences of the purchase, ownership and disposition of the common shares or ADSs (evidenced by ADRs) by U.S. Holders (as defined below). This discussion applies only to U.S. Holders that purchase the common shares or ADSs in the offering and hold the common shares or ADSs as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, U.S. expatriates, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10% or more (by voting power) of our stock). If a partnership holds common shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding common shares or ADSs should consult its own tax adviser regarding the U.S. tax consequences of its investment in the common shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the common shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

In general, for U.S. federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the common shares represented by the ADSs and exchanges of common shares for ADSs, and ADSs for common shares, will not be subject to U.S. federal income tax.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company” and “—Controlled Foreign Corporation,” the gross amount of any distribution made by us on the common shares or ADSs generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when received by the U.S. Holder, in the case of common shares, or when received by the Depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such common shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such common shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends.

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2011, generally will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to common shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We expect to be considered a qualified foreign corporation because our ADSs will be listed on the New York Stock Exchange. Accordingly, subject to the discussions below under “—Passive Foreign Investment Company” and “—Controlled Foreign Corporation,” dividends paid by us generally should be eligible for the reduced income tax rate. Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which U.S. Holders of the common shares or ADSs and intermediaries through whom such common shares or ADSs are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such rules have not yet been issued, it is not clear whether we will be in a position to comply with them. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

A distribution of additional common shares or ADSs to U.S. Holders with respect to their common shares or ADSs that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition of Ordinary common shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company” and “—Controlled Foreign Corporation,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the common shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such common shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such common shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes.

Controlled Foreign Corporation

Special rules may apply to certain U.S. Holders if we are considered a controlled foreign corporation. A controlled foreign corporation, or CFC, is a foreign corporation in which U.S. Holders, who own directly, indirectly or constructively at least 10% of the voting power of the foreign corporation (each a U.S. 10% shareholder), collectively own more than 50% of the total combined voting power or total value of the corporation. Given our current ownership, there is a possibility that we may be a CFC following the issuance of the ADSs. In general, if we were a CFC for an uninterrupted period of 30 days or more during a taxable year, a U.S. 10% shareholder on the last day of our taxable year on which we were a CFC must include in income its pro rata share of our subpart F income and may be required to include in income its pro rata share of investment by us in U.S. property. Subpart F income includes, among other things, interest, dividends and other types of passive investment income. Further, if we were a CFC, some or all of the gain from the sale of our stock by a U.S. 10% shareholder may be characterized as ordinary income rather than capital gain and the taxation of distributions made by us to such a shareholder would be subject to special rules. The particular consequences of CFC status for a U.S. 10% shareholder cannot be determined until the last day of our taxable year on which we were a CFC. However, our status as a CFC would not affect the tax treatment of a U.S. Holder that is not a U.S. 10% shareholder. Because CFC status is a factual determination dependent on the circumstances existing on the relevant date and thereafter, our U.S. counsel expresses no opinion with respect to our CFC status following the issuance of the ADSs. Prospective investors should consult their own tax advisors to determine whether an ownership interest in us would cause them to become a U.S. 10% shareholder of our company or any of our subsidiaries and to determine the impact of such a classification.

Passive Foreign Investment Company

Based on the composition of our assets and income and the current expectations regarding the amount of the proceeds of the Offering, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph. Changes in the nature of our income or assets, the manner and rate at which we spend the Offering’s proceeds, or a decrease in the trading price of the common shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of the 2007 taxable year.

In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business.

If we are a PFIC in any year during which a U.S. Holder owns the common shares or ADSs, such U.S. Holder may experience certain adverse tax consequences. Such U.S. Holder could be liable for additional taxes and interest charges upon i) distributions received by the U.S. Holder on our common shares or ADSs during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by the U.S. Holder in the preceding three years, or (ii) upon a sale or other disposition of the common shares or ADSs at a gain, whether or not we continue to be a PFIC (each an “excess distribution”). The tax will be determined by allocating the excess distribution ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the common shares or ADSs.

If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs or common shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs or common shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs or common shares to be “marketable stock” because our ADSs will be listed on the New York Stock Exchange.

We do not intend to prepare or provide the information that would entitle U.S. Holders to make a qualified electing fund election.

If we are regarded as a PFIC, a U.S. Holder of common shares or ADSs must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to these interests. The reduced tax rate for dividend income, as discussed above under “—Dividends,” is not applicable to dividends paid by a PFIC.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition of their common shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

Prospective investors should consult their own tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining this exemption.

UNDERWRITING

We intend to offer the ADSs through the underwriters named below. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, have severally agreed to purchase from us, and we have agreed to sell to them, the respective number of ADSs indicated in the following table.

Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Allen & Company LLC

Total

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the sole global coordinator and sole book runner for the offering. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are committed to take and pay for all of the ADSs offered by us if any ADSs are taken.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.

We have granted to the underwriters an option to purchase up to                     additional ADSs within 30 days from the date of this prospectus, at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus, solely to cover any over-allotments. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the table above. If the underwriters’ option is exercised in full, the total price to the public would be US$                    , the total underwriters’ discounts and commissions would be US$                     and total proceeds to us, before the deduction of expenses, would be US$                    .

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. Such amounts are shown assuming either no exercise or full exercise of the underwriters’ over-allotment option to purchase the additional ADSs.

	Per Share	Without Option	With Option
	US$	US$	US$
Public offering price
Underwriting discount
Proceeds, before expenses, to us

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$            , all of which will be borne by us.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$              per ADS. The underwriters may allow, and such dealers may reallow, a concession not in excess of US$             per ADS to certain other dealers. After the initial public offering of the ADSs, the offering price and other selling terms may be changed. The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to discretionary accounts in excess of             % of the ADSs offered in this offering.

We have agreed that we will not for a period of 180 days after the date of this prospectus, without the prior written consent of the representative of the underwriters, (1) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any of our ADSs or common shares or any securities that are convertible into or exercisable or exchangeable for our ADSs or common shares; (2) file with the SEC a registration statement under the Securities Act relating to any of our ADSs or common shares; or (3) enter into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of our ADSs or common shares (whether any such swap or transaction is settled by delivery of ADSs, common shares or other securities in cash or otherwise), except for the (1) sale and transfer of ADSs and the underlying common shares in the current offering; (2) issuance of common shares upon the exercise of employee stock options existing on the date of this prospectus and the filing of a Form S-8 in connection with our equity incentive plans; or (3) issuance of common shares upon the exercise of a warrant or the conversion of a security outstanding on the date of this prospectus.

Our officers, directors and certain shareholders have also agreed with the underwriters on lock-up restrictions which for a period of 180 days after the date of this prospectus restrict them from (1) directly or indirectly, offering, pledging, selling, contracting to sell, selling any option or contract to purchase or underwrite, purchasing any option or contract to sell, granting any option, right or warrant to purchase or otherwise transferring or disposing of any of our ADSs or common shares or any securities that are convertible into or exercisable or exchangeable for our ADSs or common shares; (2) filing or causing to be filed with the SEC any registration statement under the Securities Act relating to any of our ADSs or common shares (other than registration statements on Form S-8 with respect to our equity incentive plans); or (3) entering into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of our ADSs or common shares (whether any such swap or transaction is settled by delivery of ADSs, common shares or other securities in cash or otherwise), except for the (1) sale and transfer of ADSs and the underlying common shares in the current offering; (2) exercise of stock options existing on the date of this prospectus; (3) any bona fide gift or gifts, provided that the donee agrees in writing with Merrill Lynch, Pierce, Fenner & Smith Incorporated to be bound by the terms of this lock-up restriction; (4) any disposition to any foundation, trust, partnership or limited liability company, as the case may be, solely for his or her direct or indirect benefit and/or for direct or indirect benefit of his or her immediate family, provided that such entity agrees in writing with Merrill Lynch, Pierce, Fenner & Smith Incorporated to be bound by the terms of this lock-up restriction and provided further that any such disposition shall not be made for value; and (5) any disposition by a partnership to a partner of such partnership or by a limited liability company to a member of such limited liability company, as the case may be, provided that such partner or member agrees in writing with Merrill Lynch, Pierce, Fenner & Smith Incorporated to be bound by the terms of this lock-up restriction and provided further that any such disposition shall not be made for value.

These lock-up provisions apply to ADSs, common shares and to securities convertible into or exchangeable or exercisable for or repayable with ADSs or common shares. They also apply to ADSs and common shares owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.

The 180-day lock-up period for us as well as for our officers, directors and certain shareholders will be extended if (A) during the last 17 days of the 180-day lock-up period, we issue earnings release or material news is released or a material event relating to us occurs or (B) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news will be released or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period. In either case the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or material news or the occurrence of the material event.

Prior to the offering, there has been no public market for the ADSs. The offering price will be determined through negotiations among us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representative of the underwriters believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

There can be no assurance that an active trading market for our ADSs will develop. It is also possible that after the offering, our ADSs will not trade in the public market at or above the initial public offering price.

A prospectus in electronic format will be made available on the website maintained by one or more of the underwriters of this offering and may also be made available on websites maintained by other underwriters. One or more of the underwriters may distribute prospectuses electronically. Neither we nor the underwriters will rely on third-party providers to comply with the prospectus delivery requirements. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Our ADSs have been approved for listing on New York Stock Exchange under the symbol “XIN.” To meet New York Stock Exchange distribution standards for the offering, the underwriters have undertaken to distribute the ADSs in a manner so as to create a minimum of 400 round lots of ADSs, and offer a minimum public float of 1.1 million ADSs in the United States with an anticipated aggregate market value not less than US$60 million.

The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is 4 World Financial Center, 250 Vesey Street, New York, New York 10080. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY 10005. The address of Allen & Company LLC is 711 Fifth Avenue, New York, NY 10022.

Reserved ADSs

At our request, the underwriters have reserved up to 5% of the ADSs being offered, at the initial public offering price, through a directed share program, for our vendors, employees, family members of employees, customers and other third parties. There can be no assurance that any of the reserved ADSs will be purchased.

The number of ADSs available for sale to the general public in this offering will be reduced to the extent that the reserved ADSs are purchased in the directed share program. Any reserved ADSs not purchased through the directed share program will be offered by the underwriters to the general public on the same basis as the other ADSs in this offering.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representative of the underwriters may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may make short sales of our ADSs and may purchase our ADSs on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of the ADSs than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us to cover over-allotments. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing the ADSs in the open market. In determining the source of the ADSs to close out the covered short position, the underwriters will consider, among other things, the price of the ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the over-allotment option granted to them. “Naked” short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing the ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. Purchases of the ADSs to stabilize its price or to reduce a short position may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market.

The representative may also impose a penalty bid on underwriters and selling group members. This means that if the representative purchases ADSs in the open market to reduce the underwriter’s short position or to stabilize the price of such ADSs, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those ADSs. The imposition of a penalty bid may also affect the price of the ADSs in that it discourages resales of those ADSs.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other relationships

Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates has in the past provided, and may in the future provide, investment banking and other financial services to us and our affiliates in the ordinary course of business, including services provided in connection with our private placement of securities in April 2007, for which they received or will receive customary compensation.

Certain of the other underwriters or their affiliates may in the future provide investment banking and other financial services to us and our affiliates in the ordinary course of business and will receive customary compensation in connection therewith.

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and/or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (3) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, nor be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of which is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (UAE). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Kingdom of Bahrain

The offering is restricted in the Kingdom of Bahrain to banks, financial institutions and professional investors and any person receiving this prospectus in the Kingdom of Bahrain and not falling within those categories is ineligible to purchase the ADSs.

State of Kuwait

The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ADSs may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

Australia

This prospectus has not been lodged with the Australian Securities & Investments Commission, or ASIC, or the Australian Securities Exchange Limited, or ASX, and no prospectus or other disclosure document (as defined in the Corporation Act 2001 of Australia) in relation to the securities has been or will be lodged with ASIC or ASX. The ADSs offered under this prospectus have not been and will not be registered under the applicable securities laws of Australia. The ADSs offered under this prospectus will not be offered for issue or sale in Australia (including an offering or invitation which is received by a person in Australia) unless (i) the minimum aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act, and (ii) such action complies with applicable laws and directives and does not require any document to be lodged with ASIC.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders.

All of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and TransAsia Lawyers, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation. Civil liability provisions of the U.S. federal and state securities law permit punitive damages against us; however, according to Maples and Calder, the Cayman Island courts would not recognize or enforce judgments against us to the extent the judgment is punitive or penal. It is uncertain as to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law would be determined by the Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

TransAsia Lawyers has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interests. As there is currently no treaty or other agreement of reciprocity between China and the United States governing the recognition of a judgment, there is uncertainty as to whether a PRC court would enforce a judgment rendered by a court in the United States.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee and the New York Stock Exchange listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
New York Stock Exchange Listing Fee
Financial Industry Regulatory Authority Filing Fee
Printing Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Depositary Expense
Miscellaneous

Total	$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters in connection with this offering will be passed upon for us by Baker & McKenzie LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the common shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to Chinese law will be passed upon for us by TransAsia Lawyers and for the underwriters by King & Wood. Baker & McKenzie LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands’ law and TransAsia Lawyers with respect to matters governed by Chinese law.

EXPERTS

Ernst & Young Hua Ming, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2004, 2005, and 2006 and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young Hua Ming’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying common shares represented by the ADSs to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

Xinyuan Real Estate Co., Ltd. and Subsidiaries

Consolidated Financial Statements

As of and for the years ended December 31, 2004, 2005 and 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Xinyuan Real Estate Co., Ltd.

We have audited the accompanying consolidated balance sheets of Xinyuan Real Estate Co., Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) as of December 31, 2004, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xinyuan Real Estate Co., Ltd. and subsidiaries at December 31, 2004, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

August 28, 2007

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

		December 31,
	Notes	2004	2005	2006
		US$	US$	US$

ASSETS

Current assets
Cash and cash equivalents		5,249,225	14,928,747	34,914,210
Restricted cash		11,399,358	5,385,441	32,010,858
Accounts receivable		—	146,217	202,875
Other receivables		802,747	675,410	1,289,601
Other deposits and prepayments		1,243,280	1,779,055	2,932,534
Advances to suppliers		1,125,693	770,475	2,628,914
Inventories		—	—	252,253
Real estate property development completed	3	4,448,644	2,341,766	4,454,045
Real estate property under development	3	38,516,589	55,746,719	87,619,265
Investment held for sale		—	111,521	—
Due from shareholders	13	197,180	151,777	40,934
Due from related parties	13	1,163,965	7,554,361	7,728,227
Due from employees	13	974,512	433,962	313,807
Other current assets		—	331,856	38,013

Total current assets		65,121,193	90,357,307	174,425,536

Real estate property under development	3	8,886,374	9,110,393	19,184,534
Real estate properties held for lease, net	4	7,654,971	7,408,429	5,540,542
Property and equipment, net	5	1,074,928	1,135,313	3,469,022
Other long-term investment	6	241,648	241,648	241,648
Interests in an equity investee	7	—	446,086	—
Goodwill	8	—	—	1,105,408
Property management rights	8	—	—	910,665
Other assets		25,227	3,207	78,417

TOTAL ASSETS		83,004,341	108,702,383	204,955,772

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

		December 31,
	Notes	2004	2005	2006
		US$	US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable		4,676,567	7,288,552	13,280,910
Short-term bank loans	9	30,145,593	24,410,795	22,667,025
Customer deposits	11	31,023,639	43,834,021	25,531,985
Deferred tax liabilities		—	—	1,211,337
Income tax payable		1,860,805	2,158,318	7,104,573
Other payables and accrued liabilities		2,483,826	2,992,522	10,056,978
Payroll and welfare payable		140,754	11,224	197,552
Due to related parties	13	613,281	1,319,463	3,763,843
Due to employees	13	1,910,329	213,093	25,612
Due to shareholders	13	—	—	35,000,000

Total current liabilities		72,854,794	82,227,988	118,839,815

Long-term bank loans	10	3,141,425	7,434,760	12,806,229
Warrant liability of Series A Convertible Redeemable Preference Shares	14	—	—	631,000
Deferred tax liabilities	12	111,672	2,018,066	3,786,681

Total liabilities		76,107,891	91,680,814	136,063,725

Minority interest		—	21,820	—

Commitments and contingencies	17

Preference shares
Preference shares, US$0.0001 par value:
Authorized—50,000,000 shares
Issued and outstanding—30,805,400 shares for 2006 (2004 and 2005: nil), with aggregate amount of liquidation preference of US$51,666,817	14	—	—	22,309,126

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized—450,000,000 shares
Issued and outstanding—75,704,379 shares for 2006 (2004 and 2005: 60,000,000 shares); 106,509,779 shares for proforma (unaudited)	14	6,000	6,000	7,570
Additional paid-in capital		2,409,618	2,657,445	17,264,455
Statutory reserves		1,024,971	3,703,840	4,066,854
Retained earnings		3,454,888	10,338,810	23,679,944
Accumulated other comprehensive earnings		973	293,654	1,564,098

Total shareholders’ equity		6,896,450	16,999,749	46,582,921

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		83,004,341	108,702,383	204,955,772

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

		Year ended December 31,
	Notes	2004	2005	2006
		US$	US$	US$
Revenue:
Real estate sales, net of sales taxes of US$2,085,456 in 2004, US$3,596,896 in 2005 and US$8,334,327 in 2006, respectively		35,320,585	61,769,436	141,577,738
Real estate lease income		143,908	132,127	204,411
Other revenue		168,017	40,487	585,072

Total revenue		35,632,510	61,942,050	142,367,221

Cost of revenue:
Cost of real estate sales		(26,123,957)	(42,199,481)	(107,267,400)
Cost of real estate lease income		(252,143)	(432,848)	(442,020)
Other costs			—	(486,307)

Total cost of revenue		(26,376,100)	(42,632,329)	(108,195,727)

Gross profit		9,256,410	19,309,721	34,171,494

Selling and distribution expenses		(1,603,955)	(2,175,143)	(2,996,226)
General and administrative expenses		(1,004,114)	(1,695,400)	(3,625,800)

Operating income		6,648,341	15,439,178	27,549,468

Interest income		66,955	191,000	461,335
Interest expense		(820,149)	(834,469)	(727,041)
Share of loss in an equity investee	7	—	—	(446,086)

Income from operations before income taxes		5,895,147	14,795,709	26,837,676

Income taxes	12	(1,952,145)	(5,247,809)	(10,717,338)

Net income before minority interest		3,943,002	9,547,900	16,120,338

Minority interest		—	14,891	2,572

Net income		3,943,002	9,562,791	16,122,910

Accretion of Series A convertible redeemable preference shares		—	—	(942,301)

Net income attributable to ordinary shareholders		3,943,002	9,562,791	15,180,609

Earnings per share:
Basic and diluted	15	0.07	0.16	0.21

Shares used in computation:
Basic and diluted	15	60,000,000	60,000,000	72,694,467

Pro forma earnings per share (unaudited):
Basic and diluted	15	—	—	0.17

Pro forma shares used in computation (unaudited):
Basic and diluted	15	—	—	92,612,479

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

	Year ended December 31,
	2004	2005	2006
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	3,943,002	9,562,791	16,122,910
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	375,971	546,832	734,421
Loss on disposal of property and equipment	—	6,578	—
Deferred tax (benefit) expense	(69,604)	1,879,505	2,520,756
Share of loss in an equity investee		—	446,086
Minority interests’ share of net loss of a subsidiary	—	(14,891)	(2,572)

Changes in operating assets and liabilities:

Accounts receivable	53,786	(144,371)	(56,658)
Real estate property development completed	3,071,143	2,752,417	551,209
Real estate property under development	(29,659,594)	(16,636,682)	(43,923,966)
Inventories	—	—	141,776
Advances to suppliers	(372,271)	379,146	(1,858,439)
Other receivables	(100,897)	145,991	124,712
Other deposits and prepayments	(854,912)	(825,296)	(2,281,851)
Other assets	(362)	21,900	218,633
Accounts payable	1,404,671	2,460,968	5,928,319
Customer deposits	17,755,699	11,865,584	(18,623,686)
Income tax payable	1,794,108	246,790	2,567,764
Other payables and accrued liabilities	409,354	308,133	9,711,363

Net cash (used in) provided by operating activities	(2,249,906)	12,555,395	(27,679,223)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of investments	—	(556,958)	—
Acquisition of subsidiaries, net of cash acquired	—	—	(1,578,630)
Proceed from disposal of investment	—	—	111,521
Disposal/(improvement) of real estate properties held for lease	—	64,999	(835,069)
Purchases of property and equipment	(103,145)	(174,245)	(719,728)

Net cash (used in) provided by investing activities	(103,145)	(666,204)	(3,021,906)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of common shares	—	—	14,552,985
Proceeds from issuance of preference shares	—	—	21,918,420
Capital contribution from minority interests	—	277,895	—
Capital contribution from shareholders	1,208,570	—	—
Distribution paid to shareholders	—	—	(1,476,461)
(Increase)/decrease of restricted cash	(7,606,896)	6,225,708	(26,625,417)
Repayments of short-term bank loans	—	(36,985,832)	(24,846,605)
Proceeds from short-term bank loans	20,479,424	28,360,291	15,930,558
Repayments of long-term bank loans	(5,859,894)	—	—
Proceeds from long-term bank loans	—	6,362,101	12,543,746
Proceeds from shareholders’ loans	—	—	35,000,000
Advances from shareholders	68,954	49,807	110,844
(Loan to)/repayments from related parties	(558,284)	(5,598,543)	2,270,514
Loan to employees	(2,951,851)	(1,165,701)	(83,544)

Net cash provided by (used in) financing activities	4,780,023	(2,474,274)	49,295,040

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,426,972	9,414,917	18,593,911

Effect of exchange rate changes on cash and cash equivalents	(180)	264,605	1,391,552
Cash and cash equivalents, at beginning of year	2,822,433	5,249,225	14,928,747

CASH AND CASH EQUIVALENTS, AT END OF YEAR	5,249,225	14,928,747	34,914,210

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Income taxes paid	362,051	3,265,849	4,820,426

Total interest paid	1,302,114	1,706,655	2,032,322

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

	Number of shares	Issued common shares at par	Additional paid-in capital	Statutory reserves	Comprehensive income	Accumulated earnings	Accumulated other comprehensive earnings	Total
		US$	US$	US$	US$	US$	US$	US$
BALANCE AT DECEMBER 31, 2003	60,000,000	6,000	1,201,048	46,143	—	490,714	1,179	1,745,084
Capital contribution from shareholders	—	—	1,208,570	—	—	—	—	1,208,570
Foreign currency translation loss, net of tax	—	—	—	—	(206)	—	(206)	(206)
Net income	—	—	—	—	3,943,002	3,943,002	—	3,943,002
Appropriation of statutory reserves	—	—	—	978,828	—	(978,828)	—	—

BALANCE AT DECEMBER 31, 2004	60,000,000	6,000	2,409,618	1,024,971	3,942,796	3,454,888	973	6,896,450

Acquisition of minority interest in a subsidiary (Note 1)	—	—	247,827	—	—	—	—	247,827
Foreign currency translation gain, net of tax	—	—	—	—	292,681	—	292,681	292,681
Net income	—	—	—	—	9,562,791	9,562,791	—	9,562,791
Appropriation of statutory reserves	—	—	—	2,678,869	—	(2,678,869)	—	—

BALANCE AT DECEMBER 31, 2005	60,000,000	6,000	2,657,445	3,703,840	9,855,472	10,338,810	293,654	16,999,749

Issuance of Burnham Warrants	—	—	55,595	—	—	—	—	55,595
Issuance of common shares	15,704,379	1,570	14,551,415	—	—	—	—	14,552,985
Foreign currency translation gain, net of tax	—	—	—	—	1,270,444	—	1,270,444	1,270,444
Net income	—	—	—	—	16,122,910	16,122,910	—	16,122,910
Accretion of Series A convertible redeemable preference shares	—	—	—	—	—	(942,301)	—	(942,301)
Distribution paid to shareholders	—	—	—	—	—	(1,476,461)	—	(1,476,461)
Appropriation of statutory reserves	—	—	—	363,014	—	(363,014)	—	—

BALANCE AT DECEMBER 31, 2006	75,704,379	7,570	17,264,455	4,066,854	17,393,354	23,679,944	1,564,098	46,582,921

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

1. Background information of business and organization

Xinyuan Real Estate Limited (“Xinyuan”) was incorporated on January 27, 2006 as a privately held company under the law of the Cayman Islands by Mr. Yong Zhang and his wife Ms. Yuyan Yang (collectively, the “Zhang Family”).

Henan Xinyuan Real Estate Co., Ltd (“Henan Xinyuan”) was incorporated on May 19, 1997 by the Zhang Family as a privately held company under the law of the People’s Republic of China (the “PRC” or “China”). Henan Xinyuan is principally engaged in the construction, development and sale of residential real estate units in Henan province of the PRC.

On March 16, 2006, Henan Xinyuan acquired an additional 20% interest in Henan Wanzhong Real Estate Co., Ltd. (“Henan Wanzhong”), which was incorporated on February 6, 2005, from Ms. Yuyan Yang to bring its total interest therein to 100%.

Pursuant to a reorganization plan (the “Reorganization”), Xinyuan incorporated Xinyuan Real Estate (China) Development Co., Ltd (the “WFOE”) with issued and fully subscribed share capital of US$5 million on April 10, 2006. On August 7, 2006, the WFOE and the Zhang Family entered into an equity transfer agreement in which the Zhang Family transferred all of its equity interests in Henan Xinyuan to the WFOE, a wholly owned subsidiary of Xinyuan in exchange for US$1.25 million. Henan Xinyuan registered the change of shareholders along with its amended articles of association with the local Administration of Industry and Commerce (“AIC”) on August 7, 2006. A new business license for Henan Xinyuan was issued on August 10, 2006.

According to relevant PRC laws and regulations, an equity transfer is completed upon registration with the local AIC and the issuance of a new business license. Therefore, the equity transfer of Henan Xinyuan from the Zhang Family to the WFOE was considered to be legally completed on August 10, 2006. The Reorganization, as well as the acquisition of the 20% minority interest in Henan Wanzhong, were accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The assets and liabilities of the parties to the reorganization have been stated at their historical amounts in the consolidated financial statements. Cash consideration paid by Xinyuan to the Zhang Family for the acquisition of equity interests in Henan Xinyuan and Henan Wanzhong is recorded as a distribution to shareholders. The financial statements for the years ended December 31, 2004 and 2005 have been restated, as appropriate, to reflect these transactions.

On August 25, 2006, the Company issued 18,483,240 Series A convertible redeemable preference shares and one warrant to Blue Ridge China Partners, L.P. (“Blue Ridge China”) and 12,322,160 Series A convertible redeemable preference shares and one warrant to EI Fund II China, LLC (“Equity International”) for US$15 million and US$10 million, respectively. After the preference shares subscription, Blue Ridge China and Equity International collectively owned 34% voting rights in the Company and obtained certain substantive participating rights as defined in Emerging Issues Task Force (“EITF”) No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. Because of these substantive participating rights, the Zhang Family is no longer considered the controlling shareholder of the Company starting August 25, 2006 for accounting purposes.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

On August 30, 2006, Henan Xinyuan acquired a 100% equity interest in each of Henan Xinyuan Property Management Co., Ltd. (“Xinyuan Property Management”), Henan Xinyuan Real Estate Agency Co., Ltd. (“Xinyuan Agency”), Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (“Mingyuan Landscape”) and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. (“Xinyuan Network”) (collectively, the “Ancillary Companies”) from the Zhang Family for a cash consideration of US$2.1 million. The terms of the acquisitions of the Ancillary Companies were not finalized as part of the Reorganization. The acquisition was accounted for using the purchase method of accounting as the Zhang Family, subsequent to August 25, 2006, is deemed, for accounting purposes, no longer have control over the Group due to the substantive participating rights of Blue Ridge China and Equity International. The acquired assets and liabilities of the Ancillary Companies were recorded at fair value on the acquisition date.

As discussed further in Note 19(b), on April 9, 2007, a second reorganization was transacted through an even exchange of securities. The exchange was accounted for as an exchange of shares that lacks substance, in a manner similar to a pooling of interest. As a result of this share exchange, Xinyuan became the wholly owned subsidiary of Xinyuan Real Estate Co., Ltd. Accordingly, the accompanying consolidated financial statements have been prepared as if the corporate structure, comprising Xinyuan Real Estate Co., Ltd. and Subsidiaries, subsequent to April 9, 2007 had been in existence throughout the periods presented.

The Company’s subsidiaries and an equity investee are set out below:

Company name	Place and date of incorporation	Registered/ paid-up capital RMB’000	Percentage of equity directly attributable to the Group	Principal activities
Subsidiary companies:

WFOE*	The PRC April 10, 2006	182,886	100%	Investment holding company

Henan Xinyuan	The PRC May 19, 1997	50,000	100%	Real estate development

Henan Wanzhong Real Estate Co., Ltd.**	The PRC February 6, 2005	10,000	100%	Real estate development

Qingdao Xinyuan Xingrui Real Estate Co., Ltd.*	The PRC February 9, 2006	10,000	100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.*	The PRC June 2, 2006	20,000	100%	Real estate development

Henan Xinyuan Property Management Co., Ltd.#	The PRC December, 28 1998	3,000	100%	Providing property management services

Henan Xinyuan Real Estate Agency Co., Ltd.#	The PRC November 6, 2005	1,000	100%	Real estate sales, purchase and lease services

Zhengzhou Xinyuan Landscape Engineering Co., Ltd.#	The PRC February 17, 2004	1,000	100%	Landscaping engineering and management

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

Company name	Place and date of incorporation	Registered/ paid-up capital RMB’000	Percentage of equity directly attributable to the Group	Principal activities

Subsidiary Companies:

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.#	The PRC May 26, 2004	2,000	100%	Installation of intercom systems

Suzhou Xinyuan Real Estate Co., Ltd.*	The PRC November 24, 2006	50,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.*	The PRC December 7, 2006	20,000	100%	Real estate development

Beijing Xinyuan Jinhe Investment & Development Co., Ltd.##	The PRC April 6, 2005	30,000	99%	Investment

Equity investee:

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	The PRC June 13, 2005	8,000	45%	Real estate development

#	These companies were acquired on 30 August 2006, for total consideration of US$2.1 million. See Note 8.
##	The company was liquidated during 2006.
*	Newly incorporated in 2006 by the Group.
**	The percentage of equity directly attributable to the Group was increased from 80% to 100% in 2006.

Except where otherwise indicated, equity holdings remained unchanged throughout the years ended December 31, 2004, 2005 and 2006.

2. Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain comparative figures have been reclassified to conform to 2006 presentation. The consolidated financial statements include the financial statements of the Company, its subsidiaries, Variable Interest Entities for which the Company is the Primary Beneficiary (collectively, the “Group”). All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries and other controlled entities are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

there is a loss of control of a subsidiary or other controlled entity, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provision necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Fair value of financial instruments

Fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The Group considers the carrying amount of cash, restricted cash, accounts receivable, advances to suppliers, other receivables, accounts payable, other payables and amounts due from/to shareholders, related parties and employees and bank loans to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. The Group considers the carrying amount of bank loans to approximate their fair values based on the interest rates of the instruments and the current market rate of interest.

For investments that are actively traded in organized financial markets, fair value is determined by reference to market bid price at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined either:

(i) by reference to the current market value of another financial instrument which is substantially the same; or

(ii) is calculated based on the expected cash flows of the underlying net asset of the investment.

(d) Foreign currency translation

The Group’s financial information is presented in US dollars. The functional currency of the Company is US dollars. The functional currency of the Company’s subsidiaries is Renminbi (“RMB”), the currency of the PRC. The financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. The financial information is first prepared in RMB and then is translated into U.S. dollars at year-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31
	2004	2005	2006
Year end RMB: US$ exchange rate	8.2765	8.0702	7.8087
Average yearly RMB: US$ exchange rate	8.2766	8.1734	7.9721

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

(e) Cash and cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Group maintains bank accounts in the PRC and Hong Kong. The Group does not maintain any bank accounts in the United States. All PRC bank balances are denominated in Renminbi (RMB). Hong Kong bank balances are denominated in U.S. dollar.

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC and Hong Kong. Total cash in banks at December 31, 2006 amounted to US$34,914,210 (2004: US$5,249,255; 2005: US$14,928,747), of which no deposits are covered by insurance. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

(f) Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group (see Note 9) and the Group’s customers in order to purchase residential units from the Group (see Note 11). These balances are subject to withdrawal restrictions and totaled US$15,859,805 as of December 31, 2006 (2004: US$11,399,358; 2005: US$5,385,441). As of December 31, 2006, a subsidiary of the Group held US$16,151,053 in a restricted cash account, representing funds from loans with an aggregate amount of US$22.4 million that had not been spent for construction. This account was designated to finance permitted project development expenditures which are subject to approval by the lender. These deposits are not covered by insurance. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

(g) Real estate property development completed and under development

Real estate properties consist of finished residential unit sites and residential unit sites under development. The Group leases the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate property development completed and real estate property under development are stated at the lower of cost or fair value.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs, engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by the Group, costs in excess of the related fair value of the amenity are also treated as common costs. Results of operation of amenities retained by the Group are included in current operating results.

Management evaluates the recoverability of its real estate developments taking into account of several factors including, but not limited to, management’s plans for future operations, prevailing market prices for similar properties and projected cash flows. There were no impairment losses for the years ended December 31, 2004, 2005 and 2006.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

(h) Revenue recognition

Real estate sales are reported in accordance with the provisions of SFAS No. 66, “Accounting for Sales of Real Estate”.

Revenue from the sales of development properties where the construction period is 12 months or less is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to or possession of the property are transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. Further, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, is not subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Revenue and profit from the sale of development properties where the construction period is more than 12 months is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

a. Construction is beyond a preliminary stage.

b. The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

c. Sufficient units have already been sold to assure that the entire property will not revert to rental property.

d. Sales prices are collectible.

e. Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under Real Estate Property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2006, the amounts received from customers in excess of revenue recognized was US$18.5 million (2004 and 2005: US$nil).

Any losses incurred or identified on real estate transaction are recognized in the period in which the transaction occurs.

Real estate lease income is recognized on a straight-line basis over the terms of the tenancy agreements. Business tax of 5% and depreciation cost of the property are recorded as the cost of rental income.

Other revenue includes property management service fees of US$373,216 (2004 and 2005: US$nil).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

(i) Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units in the PRC. In cases where the customers deposit more than 50% of the total purchase price, the Group may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within six months from the date of the sale.

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2004, 2005 and 2006, the allowance for doubtful debts was US$ nil.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2006, the allowance for doubtful debts was US$ nil (2004: US$681,934; 2005:US$631,934).

(k) Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. As of December 31, 2006, the allowance for doubtful debts was US$ nil (2004:US$223,254; 2005: US$223,254).

(l) Customer deposits

Customer deposits consist of amounts received from customers relating to the sale of residential units in the PRC. In the PRC, customers will generally obtain permanent financing for the purchase of their residential unit prior to the completion of the project. The lending institution will provide the funding to the Group upon the completion of the financing rather than the completion of the project. The Group receives these funds and recognizes them as a current liability until the revenue can be recognized.

(m) Other payables

Other payables consist of balances for non-construction costs with unrelated companies and individuals with which the Group has business relationships. These amounts are unsecured, non-interest bearing and generally are short term in nature.

(n) Real estate properties held for lease, net

Real estate properties held for lease are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the real estate properties held for lease are 20 years.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and improvements to the real estate properties held for lease are capitalized.

(o) Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings	20 years
Vehicles	5 years
Furniture and fixture	5 years

Maintenance, repairs and minor renewals are charged directly to expense as incurred unless such expenditures extend the useful life or represent a betterment, in which case they are capitalized.

(p) Long-term investments

The Group accounts for long-term investments in equities as follows:

•

Where the Group has significant influence over the investee, the Group applies the equity method of accounting. The reporting dates and accounting policies of the equity investees are the same as the Group. The investments in the equity investees are stated at cost, including the Group’s share of the equity investee’s net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of operations its share of the net income of the equity investees.

•

Where the Group has no significant influence, the investment is classified as other long-term investment and is carried under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Group periodically evaluates the carrying value of its investment under the cost method and any decline in value is included in impairment of cost investment.

As of December 31, 2004, 2005 and 2006, the Group has investments in two companies in the PRC that specialize in the real estate industry. The Group has 45% and 1.85% interests in them, respectively. For the 45% owned equity investee, the Group accounts for the investment under the equity method. Investment income or loss is recognized by the Group periodically according to 45% of the total net profit or loss generated by the equity investee. For the 1.85% owned company, the Group does not exercise significant influence over it and the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

(q) Impairment of long-lived assets

The Group reviews its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There was no impairment loss recognized for the long-lived assets for the years ended December 31, 2004, 2005 and 2006.

(r) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with SFAS No. 34, “Capitalization of Interest Cost”. Total interest cost incurred for the year ended December 31, 2006 amounted to US$2,209,340 (2004: US$1,302,126; 2005: US$1,725,090). Total interest cost capitalized as part of the construction costs for the year ended December 31, 2006, amounted to US$1,482,299 (2004: US$481,977; 2005: US$890,621).

(s) Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the year ended December 31, 2006, the level of contribution to these funds was determined at 38% of the average employee salary determined by the Social Welfare Bureau. For the year ended December 31, 2004 and 2005, the level of contribution to these funds was determined at 15.5% of monthly base salaries of the current employees. For the year ended December 31, 2006, the Group made contributions in the amount of US$406,060 (2004: US$150,388; 2005: US$236,162).

(t) Distribution of earnings and reserve fund

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries. The earnings reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Company Law, the PRC subsidiaries are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory surplus reserve (the “SSR”) until such reserve reaches 50% of the registered capital of the subsidiaries. Subject to certain restrictions set out in the PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issues to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital.

Prior to January 1, 2006, according to the PRC Company Law, the PRC subsidiaries are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory public welfare fund (the “PWF”), which is a non-distributable reserve except in the event of liquidation of the subsidiaries. The fund must be used for capital expenditure on staff welfare facilities. According to the PRC Company Law effective January 1, 2006, the PRC subsidiaries are not required to transfer their profit after tax to the PWF.

For the year ended December 31, 2006, the subsidiaries appropriated reserve fund in the amount of US$363,014 (2004: US$978,828; 2005: US$2,678,869).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

(u) Income taxes

The Group accounts for income tax using the liability method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future utilization is uncertain.

(v) Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the subsidiaries operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowings costs and all property development expenditures. LAT is prepaid on customer deposits and is expensed when the related revenue is recognized, as explained at Note 2(l).

(w) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Group’s only components of comprehensive income during the year ended December 31, 2004, 2005 and 2006 were net income and the foreign currency translation adjustment.

(x) Advertising expenses

Advertising costs are expensed as incurred, or the first time the advertising takes place, in accordance with Statement of Position No. 93-7 “Reporting on Advertising Costs”. For the year ended December 31, 2006, the Group recorded an advertising expense of US$1,422,083 (2004: US$859,910; 2005: US$1,262,139).

(y) Leases

In accordance with SFAS No. 13, “Accounting for Leases”, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

The Group has no capital lease for any of the periods stated herein. For the year ended December 31, 2006, the Group recorded total rental expense of US$127,895 (2004: US$12,821; 2005: US$56,950).

(z) Goodwill and intangible assets

Goodwill represents the excess of cost over the fair value of identifiable net assets of acquired businesses. SFAS No. 142 “Goodwill and Other Intangible Assets” requires that goodwill be tested for

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Company would then recognize an impairment loss.

Intangible assets represent property management rights acquired in a business combination and are recognized initially at fair value at the date of acquisition. Property management rights represent contractual rights to provide management services to the owners of residential developments. Intangible assets are carried at cost less accumulated amortization. Amortization for the property management rights is computed on a straight-line basis over the contract life of three years. For the year ended December 31, 2006, the Group recorded an amortization charge of US$113,833 (2004 and 2005: US$nil).

(aa) Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers. The Group constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Company constantly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, the Group also withholds up to 5% of the contract cost from subcontractors for periods of two to five years. These amounts are included in current liabilities, and are only paid to the extent that has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the three years ended December 31, 2006, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(ab) Earnings per share

Earnings per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Convertible, redeemable preference shares are included in the computation of diluted earnings per ordinary share on an “if-converted” basis, when the impact is dilutive. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

(ac) Burnham Warrants

The Company has entered into an agreement with Burnham Securities (“Burnham”) to engage Burnham to render certain financial advisory and investment banking services to the Company in order to raise capital through a private placement and subsequently in a public offering.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

As part of the payment for Burnham’s services rendered on the issuance of preference shares to Blue Ridge China and Equity International, the Company granted Burnham and its designee warrants to acquire 1,853,172 common shares in total (“Burnham Warrants”), at US$0.81155 per share, exercisable between August 25, 2006 and the earlier of August 25, 2011, or the date of an initial public offering or change in control of the Company. The warrants are non-transferable.

As the warrants over common shares, they have been recorded in additional paid in capital. In accordance with SFAS No. 123 (R), “Share based payment” and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, the Burnham Warrants are measured based on the fair value of services rendered.

The cost of the transaction with Burnham was incurred solely for the purpose of the fund raising, and offset against the proceeds from the preference shares issued.

(ad) Recent accounting pronouncements

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Group as of January 1, 2007. The Group is currently assessing the impact, if any, of this new standard on its financial statements.

In September 2006, the EITF issued EITF Issue No. 06-8, “Applicability of the Assessment of a Buyer’s Continuing Investment under SFAS No. 66 for the Sale of Condominiums” (“EITF 06-8”). EITF 06-8 states that in assessing the collectibility of the sales price pursuant to paragraph 37(d) of SFAS 66, an entity should evaluate the adequacy of the buyer’s initial and continuing investment to conclude that the sales price is collectible. If an entity is unable to meet the criteria of paragraph 37, including an assessment of collectibility using the initial and continuing investment tests described in paragraphs 8-12 of SFAS 66, then the entity should apply the deposit method as described in paragraphs 65-67 of SFAS 66. EITF 06-8 is effective for fiscal years beginning after March 15, 2007. In November 2006, the FASB ratified the EITF’s recommendation. The application of the continuing investment criteria on the collectibility of the sales price will limit the Group’s ability to recognize revenue and costs using the percentage of completion accounting method. Although the Group will continue to evaluate the application of EITF 06-8, management does not foresee that the adoption will have a material impact on the revenue or costs reported under percentage of completion accounting in fiscal 2004-2006. The effect of a change resulting from adoption of this consensus will be recognized as a cumulative-effect adjustment.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except as it pertains to a change in accounting principles related to (i) large positions previously accounted for using a block

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

discount and (ii) financial instruments (including derivatives and hybrids) that were initially measured at fair value using the transaction price in accordance with guidance in footnote 3 of EITF No. 02-3 or similar guidance in SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. For these transactions, differences between the amounts recognized in the statement of financial position prior to the adoption of SFAS No. 157 and the amounts recognized after adoption should be accounted for as a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption. The Group is currently assessing the impact, if any, of this new standard on its financial statements. However, management does not currently foresee that the adoption will have a material impact on the Group’s results of operations or financial position.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115”. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is currently assessing the impact of this new standard on its financial statements. However, management does not currently foresee that the adoption will have a material impact on the Group’s results of operations or financial position.

In March 2007, the FASB EITF released Topic No. D-109, “Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133”. EITF Topic D-109 provides guidance on the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC believes that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007. Although the Group will continue to evaluate the application of EITF Topic No. D-109, management does not currently foresee that the adoption will have a material impact on the Group’s results of operations or financial position.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

3. Real estate property development completed and under development

The following summarizes the components of real estate property completed and under development at December 31, 2004, 2005 and 2006:

	December 31
	2004	2005	2006
	US$	US$	US$
Development completed:
Zhengzhou Xinyuan Splendid 1A	1,000,341	631,543	847,804
Zhengzhou Xinyuan Splendid 3A3B3C	1,108,737	616,346	243,498
Zhengzhou Xinyuan Splendid Hao Jing Ge	1,863,672	486,826	—
Zhengzhou Xinyuan Splendid City Homestead	—	607,051	141,496
Zhengzhou City Family	—	—	3,204,531
Zhengzhou City Manor	—	—	16,716
Zhengzhou Xinyuan Splendid 2A	5,459	—	—
Zhengzhou Xinyuan Splendid 2B	149,828	—	—
Zhengzhou Xinyuan Splendid 2C	131,338	—	—
Zhengzhou Xinyuan Splendid 1B	189,269	—	—

Real estate property development completed	4,448,644	2,341,766	4,454,045

Under development:
Current:
Zhengzhou Xinyuan Splendid 3A3B3C	17,365,187	—	—
Zhengzhou Xinyuan Splendid City Homestead	6,901,253	—	—
Zhengzhou City Manor	14,250,149	25,361,964	—
Jinan City Family	—	—	14,520,670
Jinan Elegant Scenery	—	—	23,371,650
Suzhou Lake Splendid	—	—	35,977,718
Zhengzhou City Family	—	6,402,089	—
Zhengzhou Commercial Plaza	—	2,598,823	3,041,617
Hefei Wangjiang Garden	—	—	10,287,628
Zhengzhou Central Garden East		10,515,183	35,275,285
Zhengzhou Central Garden West	—	10,868,660	40,072,801

	38,516,589	55,746,719	162,547,369
Profit recognized	—	—	19,427,999
Less: progress billings (see Note 11)	—	—	(94,356,103)

Real estate property under development—current	38,516,589	55,746,719	87,619,265

Non-current:
Zhengzhou Longhai Road project	8,886,374	9,110,393	19,184,534

Real estate property under development—non-current	8,886,374	9,110,393	19,184,534

Total real estate property under development	47,402,963	64,857,112	106,803,799

Total real estate property development completed and under development	51,851,607	67,198,878	111,257,844

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

As of December 31, 2006, land use rights included in the real estate properties under development totaled US$48,296,027 (2004: US$12,330,091; 2005: US$14,392,456).

As of December 31, 2006, partial payments for land use rights included in the real estate properties under development totaled US$47,879,929 (2004: US$8,037,214; 2005: US$6,248,916).

As of December 31, 2006, real estate properties under development with an aggregate net book value of US$33,427,697 (2004: US$27,322,212; 2005: US$27,608,254) were pledged as collateral for certain bank loans.

4. Real estate properties held for lease, net

	December 31,
	2004	2005	2006
	US$	US$	US$
Zhengzhou Longhai Star Garden	1,123,757	1,152,484	1,191,079
Elementary school	2,322,431	2,486,425	2,726,937
Clubhouse	2,044,542	2,096,807	—
Zhengzhou Xinyuan Splendid 1A	—	40,037	41,378
Kindergarten	744,847	763,888	853,090
Parking facility	1,835,038	1,711,492	1,992,740

Total cost	8,070,615	8,251,133	6,805,224

Accumulated depreciation	(415,644)	(842,704)	(1,264,682)

Real estate properties held for lease, net	7,654,971	7,408,429	5,540,542

Depreciation expense for the year ended December 31, 2006 amounted to US$440,128 (2004: US$252,143; 2005: US$411,177).

As of December 31, 2006, minimum future rental income on non-cancellable leases, in aggregate and for each of the five succeeding fiscal years and thereafter are as follows:

Year	Amount
US$
2007	223,299
2008	174,039
2009	166,209
2010	155,468
2011	155,468
Thereafter	1,334,885

Total	2,209,368

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

5. Property and equipment, net

Property and equipment consist of the following:

	December 31
	2004	2005	2006
	US$	US$	US$
Buildings and improvements	940,077	964,108	2,720,820
Vehicles	312,536	355,227	772,303
Furniture and fixtures	153,215	241,932	582,313

Total	1,405,828	1,561,267	4,075,436

Accumulated depreciation	(330,900)	(425,954)	(606,414)

Property and equipment, net	1,074,928	1,135,313	3,469,022

Depreciation expense for the year ended December 31, 2006 amounted to US$180,460 (2004: US$123,278; 2005: US$135,176).

6. Other long-term investment

As of December 31, 2004, 2005 and 2006, other long-term investment consisted of the following:

			December 31
Investee	Initial cost	Ownership	2004	2005	2006
	US$		US$	US$	US$
Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648	241,648

For the years ended December 31, 2004, 2005 and 2006, the Group recognized no investment loss or profit.

7. Interest in an equity investee

As of December 31, 2004, 2005 and 2006, interest in an equity investee consisted of the following:

			Equity Accounted
Investee	Initial cost	Ownership	December 31, 2004	December 31, 2005	December 31, 2006
	US$		US$	US$	US$
Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.	446,086	45%	—	446,086	—

For the year ended December 31, 2006, the investee incurred a loss of US$1,214,888. The Group’s share of loss of the equity investee was the amount necessary to reduce the investment to nil, or US$446,086.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

Variable Interest Entity

In accordance with FIN 46 (R), “Consolidation of Variable Interest Entities”, Jiantou Xinyuan is a variable interest entity, as it has insufficient equity at risk. The Group is not considered as the primary beneficiary, as it does not absorb the majority of Jiantou Xinyuan’s expected losses or residual returns.

Jiantou Xinyuan was established as a joint venture corporation between the Group and an unrelated company in 2005. Its purpose is to undertake residential property development projects in Zhengzhou city, Henan province. As at December 31, 2006 it had one project under construction and two projects under planning and had consolidated total assets of US$94.7 million.

The Group’s maximum exposure to loss is limited to its 45% equity investment and such loans as it may make from time to time to Jiantou Xinyuan (See Note 13(b)). As of December 31, 2006, its maximum exposure was US$7.7 million (2004: US$ nil; 2005: US$6.7 million).

Summarized consolidated balance sheet information of Jiantou Xinyuan is as follows:

	December 31,
	2004	2005	2006
	US$	US$	US$
Current assets	—	27,485,160	94,390,457
Non-current assets	—	1,983	263,524
Current liabilities	—	26,502,838	94,331,044
Non-current liabilities	—	—	—
Venturer’s capital (deficit)	—	984,305	(211,768)

Summarized consolidated statement of operations information of Jiantou Xinyuan is as follows:

	December 31,
	2004	2005	2006
	US$	US$	US$
Revenue	—	—	—
Operating expenses	—	9,845	1,552,364
Loss from operations before minority interest	—	6,907	1,282,200
Net loss	—	6,907	1,214,888

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

8. Acquisitions

(a) The Ancillary Companies were acquired in August 2006. The purchase consideration was allocated as follows:

Fair value on acquisition date
US$
Cash and bank balances	512,792
Receivables	763,690
Inventories	401,586
Property and equipment, net	83,876
Other assets	43,033
Property management rights	1,024,498
Goodwill	1,105,408
Payables	(1,088,200)
Customer deposits	(328,077)
Payroll and welfare payable	(89,100)
Deferred tax liabilities	(338,084)

Total consideration	2,091,422

Had the acquisition taken place at the beginning of the year for 2005 and 2006, respectively, the Group’s net revenue, income before income taxes, net income and earnings per share for each year ended would have been as follows:

	December 31,
	2005	2006
	US$	US$
	Proforma (Unaudited)	Proforma (Unaudited)
Net revenue	62,460,178	143,071,057
Income before income taxes	14,728,230	26,673,637
Net income	9,494,252	15,958,694
Basic and diluted earnings per share	0.16	0.22

(a) The property management rights are amortized over the contract life of 3 years as follows:

Year	Amount
US$
2006	113,833
2007	341,499
2008	341,499
2009	227,667

Total	1,024,498

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

(b) On March 16, 2006, the Group increased its existing ownership of Henan Wanzhong from 80% to 100% by acquiring the remaining 20% from Ms. Yuyan Yang for a cash consideration of US$0.22 million. As the Group and Henan Wanzhong were under common control at the time, the acquisition was accounted for in a manner similar to a pooling-of-interest the effect of which had been taken to February 6, 2005, the day Henan Wanzhong was incorporated. Accordingly, no adjustment was made to the recorded book values of assets and liabilities transferred. The cash consideration was recorded as a distribution to shareholders.

(c) The movement on goodwill and other intangible assets during the year was as follows:

	Goodwill	Property management rights
	US$	US$
Opening balance	—	—
Acquisitions	1,105,408	1,024,498
Amortization	—	(113,833)

Closing balance	1,105,408	910,665

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

9. Short-term bank loans

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2004, 2005 and 2006 consisted of the following:

	December 31,
	2004	2005	2006
	US$	US$	US$
Loans from China Construction Bank,
Due September 29, 2007, at 6.51% per annum	—	—	1,920,934
Due December 21, 2007, at 6.42% per annum	—	—	3,201,557
Due April 8, 2006, at 6.3% per annum	—	991,301	—
Due Aug 26, 2005, at 6.23% per annum	3,624,720	—	—

	3,624,720	991,301	5,122,491

Loans from Industrial and Commercial Bank of China,
Due December 31, 2007, at 7.344% per annum	—	—	9,604,672
Due December 25, 2006, at 6.14% per annum	—	4,956,507	—
Due March 23, 2006, at 6.42% per annum	—	1,363,039	—
Due June 23, 2006, at 6.42% per annum	—	1,363,040	—
Due Dec 23, 2005, at 7.14% per annum	1,751,948	—	—
Due Oct 28, 2005, at 7.25% per annum	3,624,721	—	—
Due Oct 28, 2005, at 7.25% per annum	604,120	—	—
Due Apr 20, 2005, at 6.04% per annum	3,624,721	—	—

	9,605,510	7,682,586	9,604,672

Loans from China Communication Bank,
Due March 21, 2007, at 6.138% per annum	—	—	1,536,747
Due February 2, 2006, at 6.14% per annum	—	1,486,952	—

	—	1,486,952	1,536,747

Loans from Shanghai Pudong Development Bank,
Due May 28, 2007, at 7.254% per annum	—	—	6,403,115
Due November 29, 2006, at 7.25% per annum	—	9,913,013	—
Due February 1, 2006, at 7.25% per annum	—	1,858,690	—
Due Sept 29, 2005, at 5.31% per annum	2,416,480	—	—
Due Mar 3, 2005, at 5.84% per annum	3,624,721	—	—
Due various dates before Sept 30, 2005	10,874,162	—	—

	16,915,363	11,771,703	6,403,115

Loan from Bai Rui Trust Investment Co.,
Due May 22, 2006, at 12% per annum	—	2,478,253	—

	—	2,478,253	—

Total short-term bank loans	30,145,593	24,410,795	22,667,025

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

As of December 31, 2006, the Group’s short term bank loans are all denominated in RMB and are secured by the Group’s land use rights (included in real estate properties under development) with net book value of US$8,452,111 (2004: US$12,940,272; 2005: US$15,597,777), real estate properties under development with net book value of US$12,924,924 (2004: US$20,575,239; 2005: US$22,141,569), 29 property certificates with net book value of US$1,536,747 (2004 and 2005: US$ nil), and certain deposits in the banks amounting to US$8,759,733 (2004: US$ 9,715,052; 2005: US$3,179,799) as of December 31, 2006.

The weighted average interest rate on short-term bank loans as of December 31, 2006 was 7.05% (2004: 6.31%; 2005: 7.31%).

10. Long-term bank loans

Long-term bank loans as of December 31, 2004, 2005 and 2006 consisted of the following:

	December 31,
	2004	2005	2006
	US$	US$	US$
Loan from Industrial and Commercial Bank of China,
Due December 18, 2008, at 6.93% per annum	—	—	12,806,229

Loans from China Construction Bank,
Due December 21, 2007, at 6.62% per annum	—	7,434,760	—
Due Apr 8, 2006, at 6.30% per annum	3,141,425	—	—

Total long-term bank loans	3,141,425	7,434,760	12,806,229

As of December 31, 2006, the Group’s long term bank loans are all denominated in RMB and are secured by the Group’s real estate properties under development with net book value of US$20,489,966 (2004: US$889,666; 2005: US$7,104,365) and real estate properties under development with net book value of US$20,502,773 (2004: US$6,746,973; 2005: US$5,466,685) as of December 31, 2006.

The interest rates of these bank loans are adjustable based on the PBOC prime rate in the range of 95% to 110%. The weighted average interest rate on long-term bank loans as of December 31, 2006 was 6.93% (2004: 6.30%; 2005: 6.62%).

11. Customer deposits

Customer deposits consist of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31,
	2004	2005	2006
	US$	US$	US$
Advances for real estate properties under development	31,023,639	43,834,021	119,888,088
Less: recognized as progress billings (see Note 3)	—	—	(94,356,103)

Total net balance	31,023,639	43,834,021	25,531,985

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

Customer deposits are typically funded up to 80% by mortgage loans made by banks to the customers. Until the customer obtains legal title to the property, the banks have a right to seek reimbursement from the Group for any defaults by the customers. The Group holds certain cash balances in restricted deposit accounts at the relevant banks (see Note 2 (f)). The Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

12. Income taxes

(a) Corporate income tax (“CIT”)

As a Cayman Island resident company, the Company is not subject to income tax.

The PRC subsidiaries are governed by the Income Tax Law of the PRC concerning Chinese limited liability companies. Under the Income Tax Laws of the PRC, the PRC subsidiaries are subject to an income tax at a statutory rate of 33% (30% state income taxes plus 3% local income taxes) on income reported in the statutory financial statements after appropriate tax adjustments.

For the years ended December 31, 2004, 2005 and 2006, in accordance with the provisions of the PRC tax law, the local tax authority of Zhengzhou City concluded a deemed profit method is a better measure of income tax liability for companies in the real estate industry located in that province, including the PRC subsidiaries. Under the deemed profit method, the local tax authority levies income tax based on 33% of an arbitrary deemed profit of 12% or 14% of total cash receipts of real estate property companies, rather than based on 33% of statutory taxable income. The PRC subsidiaries in that province have filed their tax returns based on the deemed profit method. The local tax authority has confirmed verbally that it will apply the same deemed profit method for the year ending December 31, 2007. The local tax authority is entitled to re-evaluate prior years’ income taxes assessed under the deemed profit method, upon receipt of audited accounts or upon completion of specific development projects, however, the tax authority has not indicated if it will do so.

For subsidiaries located in Shandong, Jiangsu and Anhui provinces, Tax Regulation of the State No. 31 applies. The tax authorities levy income tax on these subsidiaries at the rate of 33%. These subsidiaries, however, have not recognized any sales during the year.

Therefore, for the years ended December 31, 2004, 2005 and 2006, the PRC subsidiaries have provided for deferred taxation based on the 33% income tax rate. Although the local tax authority of Zhengzhou City has not indicated that it will re-evaluate prior assessed years, the Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether or not these tax years will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to PRC tax statutes and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included with the temporary differences. Management believes that if the local tax authority of Zhengzhou City or a higher tax authority were to re-evaluate any of these tax years, the PRC subsidiaries would be required to pay any additional taxes due, or would be entitled to a refund for any taxes overpaid based on the difference between the amounts paid under the deemed profit method and the actual taxes due calculated based on the PRC tax statutes.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

Income tax expense for the year ended December 31, 2004, 2005 and 2006 is summarized as follows:

	Year ended December 31,
	2004	2005	2006
	US$	US$	US$
Current:
CIT expense	2,011,679	2,949,813	6,193,562
LAT expense	10,070	418,491	2,003,020

Deferred tax expense	(69,604)	1,879,505	2,520,756

Income tax expense	1,952,145	5,247,809	10,717,338

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 33% for the years ended December 31, 2004, 2005 and 2006 as follows:

	Year ended December 31,
	2004	2005	2006
	US$	US$	US$
CIT at rate of 33%	1,945,398	4,882,584	8,856,433
Tax effect of permanent differences	—	84,836	518,882
LAT expense	10,070	418,491	2,003,020
Tax effect of LAT	(3,323)	(138,102)	(660,997)

Actual income tax expense	1,952,145	5,247,809	10,717,338

(b) Land Appreciation Tax (“LAT”)

Since January 1, 1994, LAT has been applicable at progressive tax rates ranging from 30% to 60% on the appreciation of land values, with an exemption provided for the sales of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. However, prior to September 2004, the Group’s local tax authority in Zhengzhou city did not impose the regulation on real estate companies in its area of administration. Since September, 2004, the local tax authority has levied the LAT at the rate of 0.8% or 1.0% against total cash receipts from sales of real estate properties, rather than according to the progressive rates. In early 2007, the national PRC tax authorities clarified the regulations to require the full payment of LAT in accordance with the progressive rates.

For the year ended December 31, 2006, based on the latest understanding of LAT regulations from tax authorities, the Group made additional LAT provision of US$1,131,551 with respect to properties sold up to December 31, 2006 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

As of December 31, 2006 prepaid LAT balances of US$ nil were included in other deposits and prepayments (2004: US$134,411; 2005: US$284,028).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

(c) Deferred tax

The tax effects of temporary differences that give rise to the Group’s net deferred tax assets and liabilities as of December 31, 2004, 2005 and 2006 are as follows:

	December 31,
	2004	2005	2006
	US$	US$	US$
Deferred tax liabilities:
Tax due under tax statutes versus tax due under deemed profit method	—	819,272	3,311,108
Real estate properties—accelerated deductions	1,829,034	1,674,219	1,460,020
Percentage of completion revenue	—	—	1,211,337
Property and equipment	280,273	284,874	297,297
Property management rights	—	—	300,520
Others	234,932	117,196	167,100

Total deferred tax liabilities	2,344,239	2,895,561	6,747,382

Deferred tax assets:
Tax due under deemed profit method versus tax due under tax statutes	(1,517,880)	—	(643,514)
Doubtful debt allowances	(298,727)	(321,062)	(33,363)
Accruals and provisions	(308,451)	(289,431)	(674,084)
Others	(107,509)	(267,002)	(398,403)

Total deferred tax assets	(2,232,567)	(877,495)	(1,749,364)

Net deferred tax liabilities	111,672	2,018,066	4,998,018
Classified as current	—	—	(1,211,337)

Long term deferred tax liabilities	111,672	2,018,066	3,786,681

For each PRC subsidiary, deferred tax assets have been netted against deferred tax liabilities as the reversal of the underlying temporary differences is expected to occur in the same future periods.

Due to the nature of the deemed profit method, all of the deferred tax assets and liabilities will reverse either if the tax years are re-evaluated and reassessed under tax statutes or the tax years are no longer open for tax review. In addition, certain deferred tax assets and liabilities may reverse if actual margins fall below the deemed margin. Management currently does not expect actual margins will fall below the deemed margin. Therefore, all the deferred tax assets and liabilities have been classified as non-current.

13. Related-party and employee transactions

(a) Due from shareholders

The balances represent cash advances to two shareholders from the Company for traveling expenses and other expenses. The balances bear no interest and have no fixed payment terms.

In 2005, loans made to shareholders amounted to US$428,218. The loans bear no interest and were due on December 31, 2005. All of the loans were settled prior to maturity.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

(b) Due from related parties

	December 31,
	2004	2005	2006
	US$	US$	US$
Mingyuan Landscape	476,664	380,468	—
Jiantou Xinyuan	—	6,650,393	7,728,227
Xinyuan Property Management	687,283	523,484	—
Xinyuan Network	18	16	—

Total	1,163,965	7,554,361	7,728,227

Jiantou Xinyuan is co-invested by a third party and the Group, and the Group holds 45% of total shares of Jiantou Xinyuan (see Note 7). The balance represents the development cost of real estate paid on behalf of Jiantou Xinyuan, which carries interest of 6.138% per annum (2004: nil; 2005: 5.58%) and was repayable within one year.

As explained in Note 1, the Group acquired 100% interest in Mingyuan Landscape, Xinyuan Property Management and Xinyuan Network during 2006. The balances due to these companies have been eliminated upon consolidation.

In 2004, loans made to Mingyuan Landscape and Xinyuan Property Management amounted to US$362,468 and US$483,290, respectively. The loans bear no interest and were due on December 31, 2005.

All other amounts bear no interest and have no fixed payment terms.

(c) Due from employees

	December 31,
	2004	2005	2006
	US$	US$	US$
Loans	799,491	158,732	—
Advances	175,021	275,230	313,807

Total	974,512	433,962	313,807

The loans were made in 2004 to the Group’s top managerial staff and were due on December 31, 2005. The loans bear no interest.

For the year ended December 31, 2006, sales to employees amounted to US$ nil (2004: US$250,796; 2005: US$265,582). All of the sales were settled in cash and are not included in the balances above.

(d) Due to related parties

	December 31,
	2004	2005	2006
	US$	US$	US$
Xinyuan Network	48,330	130,300	—
Xinyuan Property Management	518,841	890,010	—
Mingyuan Landscape	46,110	299,153	—
Jiantou Xinyuan	—	—	3,763,843

Total	613,281	1,319,463	3,763,843

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

As explained in Note 1, the Group acquired 100% interest in Mingyuan Landscape, Xinyuan Property Management and Xinyuan Network on August 30, 2006. The balances due to these companies have been eliminated upon consolidation.

For the period ended August 31, 2006, landscaping costs payable to Mingyuan Landscape and intercom service fee payable to Xinyuan Network amounted to US$707,908 and US$108,619 respectively.

For the year ended December 31, 2005, landscaping costs payable to Mingyuan Landscape and intercom service fee payable to Xinyuan Network amounted to US$1,354,902 and US$223,071, respectively (2004: US$412,408 and US$ nil, respectively).

Jiantou Xinyuan is co-invested by a third party and the Group, and the Group holds 45% of total shares of Jiantou Xinyuan (see Note 7). The balance represents the loan and interest payable to Jiantou Xinyuan. The loan in the amount of US$3,713,806 bears an interest at 6.44% per annum (2004 and 2005: nil) and is repayable in full on August 14, 2007.

All other amounts bear no interest and have no fixed payment terms.

(e) Due to employees:

	December 31
	2004	2005	2006
	US$	US$	US$
Total	1,910,329	213,093	25,612

Balance as of December 31, 2006 represents deposits from the sales offices management of Xinyuan Agency.

Balances as of December 31, 2004 and 2005, represent various loans from the Group’s staff for real estate property development purposes. The loans bear various interest rates that are similar to short-term bank loan rates and have fixed payment terms.

(f) Due to shareholders

	December 31
	2004	2005	2006
	US$	US$	US$
Blue Ridge China Partners, L.P.	—	—	21,000,000
EI Fund II China, LLC	—	—	14,000,000

Total	—	—	35,000,000

The loans bear interest at 12.5% and are repayable in full on December 6, 2007. There is a mandatory prepayment of the outstanding principal loan balance plus accrued and unpaid interest in the event the Company receives proceeds from debt financing in advance of the due date. If the principal amount and the interest are not paid on or prior to December 6, 2007, the lenders have the right to covert all or any portion of the outstanding

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

principal amount and accrued interest into common shares based on a conversion ratio as determined by a multiple of 2007 consolidated net income over the total number of common shares (on a fully diluted basis) and issuable common shares pursuant to this conversion.

(g) Others

For the year ended December 31, 2006, total directors’ remuneration paid amounted to US$46,979.

On April 16, 2005, Henan Xinyuan entered into a consulting agreement with a consulting company which is beneficially owned by Yong Cui, one of its directors, to provide finance consulting services to the Group for a duration of 24 months. Total consulting fees paid in 2005 and 2006 under the agreement amounted to US$59,473. On December 27, 2006, Henan Xinyuan entered into a consulting agreement with another consulting company which is beneficially owned by Yong Cui to provide similar finance consulting services to the Group, with an annual fee of US$30,735 starting from April 16, 2007. The agreement will expire on April 15, 2012, and it can be terminated by written consent from both parties. The agreement contains provisions on confidentiality and non-competition.

14. Equity

(a) Convertible Redeemable Preference Shares

As disclosed in Note 1, the Company entered into a securities purchase agreement with Blue Ridge China and Equity International (collectively, the “Investors”) on August 25, 2006, whereby the Company issued a total of 30,805,400 Series A convertible redeemable preference shares (“Series A preference shares”) with warrants for total cash proceeds of US$21,918,420, net of issuance costs of US$3,081,580. The Series A preference shares are issued with warrants to purchase additional Series A preference shares. Other significant terms of the preference shares and warrants are outlined below:

Redemption

The Company’s Series A convertible preference shares are redeemable, if not previously converted, upon the earlier occurrence of the date on which Mr. Zhang ceases to serve in the capacity of Chairman or the fifth anniversary of the issuance date. Anytime thereafter, the holder may, by written notice given to the Company require the Company to redeem any or all Series A convertible redeemable preference shares held.

The redemption price is determined at a per share price in cash equal to the sum of the original issue price of US$0.81155 per share and an accreted annual amount of ten percent (10%) of the original issue price, compounded annually to the date of redemption.

Conversion

Each Series A preference shares shall be convertible, upon issuance, into fully paid common shares at the option of the holder at an initial conversion ratio of 1 to 1. Each Series A preference shares shall be converted into fully paid common shares automatically upon an initial public offering of the Group (“IPO”) or written approval by 75% of the Investors at a conversion ratio that is adjustable under certain circumstances as follows:

a) If the value of the common shares issuable upon conversion of the Series A preference shares in connection with the IPO of the Group is less than an amount equal to two times the original Series A issue price plus an accreted annual amount of 10% compounded annually to the date of completion of the IPO, the Company shall issue to the preference shareholders a number of common shares equal to the amount of such shortfall divided by the price of common shares at IPO.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

b) If the Company sub-divides the outstanding common shares or issues a share dividend on its outstanding common shares, the number of common shares issuable upon conversion of the Series A preference shares immediately prior to such subdivision or the issuance of such share dividend shall be proportionately increased by the same ratio as the subdivision or dividend (with appropriate adjustments in the Series A conversion price). In case the Company shall at any time combine its outstanding common shares, the number of common shares issuable upon conversion of the Series A preference shares immediately prior to such combination shall be proportionately decreased by the same ratio as the combination.

Voting Rights

The Investors have voting rights that are equal to common shares on an as-converted basis. In addition, as mentioned in Note 1, the Investors have substantive participating rights, the most significant of which relate to approval of annual plans and budgets and changes in existing management.

Dividends

The Series A preference shares shall rank senior to the common shares in all respects as to rights of payment and distribution (whether in cash, in kind or in other property or securities), whether by way of dividend or upon a liquidation or otherwise. All such payments and distributions shall be made to the Series A convertible redeemable preference shares in full prior to dividend distributions to ordinary shareholders.

Liquidation Preference

On a winding-up, the holders of Series A preference shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to holders of the Junior Shares by reason of their ownership of such shares, for each Series A preference shares, the amount per share (the “Series A Preference Amount”) equal to two (2) times the sum of (x) US$0.81155, and (y) an accreted annual amount of ten percent (10%) on the original Series A issue price, compounded annually from the date of issuance of such Series A preference shares to the date of payment hereunder.

After the payment in full has been made to the holders of Series A preference shares, the holders of the Series A preference shares shall be entitled to share ratably in all remaining assets and funds to be distributed.

Measurement and Recording

The Series A preference shares were classified as mezzanine equity at gross proceeds net of issuance costs and are increased by period accretions using the interest method at an annual rate of 10%, so that the carrying amount will equal to the redemption amount at the redemption date. At the issuance date of the Series A preference shares, the Group determined that there was no beneficial conversion feature as a result of the effective conversion price being higher than the fair value per common share.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

The carrying values of the preference shares are as follows:

Series A
US$
Issuance of preference shares	25,000,000
Issuance costs	(3,081,580)
Warrant liability	(496,000)
Burnham Warrants	(55,595)
Accretion	942,301

Balance—December 31, 2006	22,309,126

Warrant terms, Measurement and Recording

The warrants issued together with the Series A preference shares entitle the holders to purchase more Series A preference shares at an exercise price of US$0.01 per share if the Group fails to meet specified profit performance targets in 2007 and 2008. If cumulative net income for the two year period ending December 31, 2008, is less than US$80 million, the holders of the warrants are entitled to purchase up to a maximum additional number of 3,987,009 fully paid Series A preference shares at an exercise price of US$0.01 per share. If cumulative net income for the two year period ending December 31, 2008, equals or exceeds US$80 million, or if the Company consummates a qualified initial public offering prior to March 31, 2008, then the warrants will expire without being exercised, as amended on August 28, 2007. See Subsequent Events Note 19(h). The warrants and Series A Preference Shares are transferable in whole or in part, without charge to the holder. The holders of the warrants are not entitled to vote or receive dividend.

The warrants were allocated their full fair value from the basket issuance with the Series A preference shares and classified as a liability in accordance with FSP FAS 150-5 “Issuers Accounting under FAS 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable” on the basis that the issue faces a cash outflow to settle them on redemption. Changes in value from period to period are recognized through earnings. Management assessed that the probability of the exercisability for the Series A preference share warrants was 10% and 5% on August 26, 2006 and December 31, 2006, respectively.

In the event that the warrants are exercised and additional Series A preference shares are issued, the total redemption amount in respect thereof is limited to the exercise price of US$0.01 per share plus an accreted annual amount of ten percent (10%) of the exercise price, compounded annually, from the date of exercise to the date of redemption. The total impact on the redemption price of the issued Series A convertible redeemable preference shares from the exercise of the warrants would be nominal since the Company is obligated to pay the holders upon redemption the exact amount received from the exercise of the warrants plus some nominal interest accretion. With the exercise of the warrants being contingent upon certain events, the measurement date of a beneficial conversion feature will be on the date of exercise of the warrants.

(b) Common Shares

(i) As at December 31, 2006, the Company’s authorized share capital was 450 million common shares, par value US$0.0001 per share.

(ii) In March 2006, the Company issued 60,000,000 outstanding common shares to the Zhang Family for a consideration of US$6,000.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

(iii) In August 2006, the Company issued the Burnham Warrants as payment for services rendered and recorded its fair value of US$55,595 as paid in capital.

(iv) Under the terms of the agreement, if any of the Burnham Warrants remains unexercised upon termination, Mr. Zhang is entitled to purchase, within 60 days, the common shares underlying such remaining unexercised amount, at a purchase price of US$0.0001 per share. This benefit was valued at the time of the issuance of the Burnham Warrants, and determined to be insignificant. The total cost is being amortized over the life of the Burnham Warrants. In November 2006, the Company issued 15,704,379 common shares for US$0.9551 per share, for total cash proceeds of US$14,552,985, net of issuance cost. These shares were issued to Blue Ridge China (9,422,627 shares) and Equity International (6,281,752 shares), which, subsequent to the purchase, owned 12.4% and 8.3% of the Company’s outstanding common shares, respectively, as of December 31, 2006.

(v) Common shares at January 1 and December 31, 2005 represent issued and paid up share capital of the Company’s subsidiaries which were then held directly by the Zhang Family and to which pooling-of-interest accounting has been applied, as explained in Note 1.

The Company has certain restrictions on its ability to declare and pay dividends on its common shares and preference shares. No dividends are paid on convertible notes and floating rate notes; however, restrictions inherent in these notes also restrict the ability to declare and pay dividends on common shares and preference shares. In addition, as disclosed in note 20, under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$78,730,297 as of December 31, 2006 (2005: US$6,367,285).

15. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	Year ended December 31,
	2004	2005	2006
	US$	US$	US$
Numerator:
Net income	3,943,002	9,562,791	16,122,910
Accretion of Series A convertible redeemable preference shares	—	—	(942,301)

Net income attributable to ordinary shareholders	3,943,002	9,562,791	15,180,609

Denominator:
Number of shares outstanding, opening	60,000,000	60,000,000	60,000,000
Weighted average number of shares issued (15,704,379 shares)	—	—	1,807,079
Weighted average number of convertible redeemable preference shares	—	—	10,887,388

Weighted average number of shares outstanding—basic and diluted	60,000,000	60,000,000	72,694,467

Basic and diluted earnings per share	0.07	0.16	0.21

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

On August 25, 2006, the Company issued Series A convertible redeemable preference shares that will convert automatically into common shares upon the completion of an IPO. Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2006, the proforma basic and diluted earnings per share for the year ended December 31, 2006 is calculated as follows:

Year ended December 31,
2006
US$ Proforma (Unaudited, Note 2)
Numerator:
Net income attributable to ordinary shareholders	15,180,609
Accretion of convertible redeemable preference shares	942,301

Net income for proforma basic and diluted earnings per share	16,122,910

Denominator:
Number of shares outstanding, opening	60,000,000
Weighted average number of shares issued (15,704,379 shares)	1,807,079
Conversion of preference shares to common shares (30,805,400 shares)	30,805,400

Weighted average number of shares outstanding—proforma basic and diluted earnings per shares	92,612,479

Proforma basic and diluted earnings per share	0.17

The terms of the Series A preference shares allow the holders to receive additional common shares if the value of the common shares upon conversion of the Series A preference shares in connection with an IPO is less than two times the original Series A preference shares issuance price of US$0.81155, plus an accreted amount of 10% compounded annually to the date of completion of the IPO. The holders of the Series A preference shares shall receive common shares equal to the amount of the shortfall divided by the price of the common shares.

16. Segment reporting

The Group considers that each of its individual property development is a discrete operating segment. The Group has aggregated its segments based on a provincial basis as property development projects undertaken within a segment have similar expected economic characteristics, type of properties offering, customers and market, regulatory environment. The Group’s reportable operating segments are comprised of the Henan Province, Shandong Province, Jiangsu Province and Anhui Province. Each geographic operating segment is principally engaged in the construction and development of residential real estate units. All “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies”.

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

No single customer accounted for more than 10% of net sales in 2004, 2005 and 2006.

Summary information by operating segment is as follows:

December 31, 2004	Henan	Shandong	Jiangsu	Anhui	Others	Consolidated
	US$	US$	US$	US$	US$	US$
Net real estate sales	35,320,585	—	—	—	—	35,320,585
Real estate lease income	143,908	—	—	—	—	143,908
Other revenue	168,017	—	—	—	—	168,017

Revenue from external customers	35,632,510	—	—	—	—	35,632,510

Cost of real estate sales	(26,123,957)	—	—	—	—	(26,123,957)
Cost of real estate lease income	(252,143)	—	—	—	—	(252,143)

Total cost of revenue	(26,376,100)	—	—	—	—	(26,376,100)
Gross profit	9,256,410	—	—	—	—	9,256,410

Operating expenses	(2,608,069)	—	—	—	—	(2,608,069)

Operating income	6,648,341	—	—	—	—	6,648,341

Interest income	66,955	—	—	—	—	66,955
Interest expense	(820,149)	—	—	—	—	(820,149)
Share of loss in an equity investee	—	—	—	—	—	—

Income before income taxes	5,895,147	—	—	—	—	5,895,147
Income tax expense	(1,952,145)	—	—	—	—	(1,952,145)

Net income before minority interest	3,943,002	—	—	—	—	3,943,002

Depreciation and amortization	375,971	—	—	—	—	375,971
Capital expenditure	103,145	—	—	—	—	103,145
Investment in an equity investee	—	—	—	—	—	—
Total long-lived assets	17,883,148	—	—	—	—	17,883,148
Total assets	83,004,341	—	—	—	—	83,004,341

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

December 31, 2005	Henan	Shandong	Jiangsu	Anhui	Others	Consolidated
	US$	US$	US$	US$	US$	US$
Net real estate sales	61,769,436	—	—	—	—	61,769,436
Real estate lease income	132,127	—	—	—	—	132,127
Other revenue	39,498	—	—	—	989	40,487

Revenue from external customers	61,941,061	—	—	—	989	61,942,050

Cost of real estate sales	(42,199,481)	—	—	—	—	(42,199,481)
Cost of real estate lease income	(432,848)	—	—	—	—	(432,848)

Total cost of revenue	(42,632,329)	—	—	—	—	(42,632,329)

Gross profit	19,308,732	—	—	—	989	19,309,721

Operating expenses	(3,717,947)	—	—	—	(152,596)	(3,870,543)

Operating income/(loss)	15,590,785	—	—	—	(151,607)	15,439,178

Interest income	191,000	—	—	—	—	191,000
Interest expense	(834,469)	—	—	—	—	(834,469)
Share of loss in an equity investee	—	—	—	—	—	—

Income/(loss) before income taxes	14,947,316	—	—	—	(151,607)	14,795,709

Income tax expense	(5,247,809)	—	—	—	—	(5,247,809)

Net income/(loss) before minority interest	9,699,507	—	—	—	(151,607)	9,547,900

Depreciation and amortization	543,092	—	—	—	3,740	546,832
Capital expenditure	115,602	—	—	—	58,643	174,245
Investment in an equity investee	446,086	—	—	—	—	446,086
Total long-lived assets	18,289,471	—	—	—	55,605	18,345,076
Total assets	108,582,596	—	—	—	119,787	108,702,383

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

December 31, 2006	Henan	Shandong	Jiangsu	Anhui	Others	Consolidated
	US$	US$	US$	US$	US$	US$
Net real estate sales	141,577,738	—	—	—	—	141,577,738
Real estate lease income	204,411	—	—	—	—	204,411
Other revenue	44,440	8,332	515	685	531,100	585,072

Revenue from external customers	141,826,589	8,332	515	685	531,100	142,367,221

Cost of real estate sales	(107,267,400)	—	—	—	—	(107,267,400)
Cost of real estate lease income	(442,020)	—	—	—	—	(442,020)
Other cost	—	—	—	—	(486,307)	(486,307)

Total cost of revenue	(107,709,420)	—	—	—	(486,307)	(108,195,727)

Gross profit/(loss)	34,117,169	8,332	515	685	44,793	34,171,494

Operating expenses	(5,355,273)	(589,632)	(38,318)	(35,420)	(603,383)	(6,622,026)

Operating income/(loss)	28,761,896	(581,300)	(37,803)	(34,735)	(558,590)	27,549,468

Interest income	461,335	—	—	—	—	461,335
Interest expense	(727,041)	—	—	—	—	(727,041)
Share of loss in an equity investee	(446,086)	—	—	—	—	(446,086)

Income/(loss) before income taxes	28,050,104	(581,300)	(37,803)	(34,735)	(558,590)	26,837,676
Income tax expense	(10,783,088)	—	—	—	65,750	(10,717,338)

Net income/(loss) before minority interest	17,267,016	(581,300)	(37,803)	(34,735)	(492,840)	16,120,338

Depreciation and amortization	603,279	10,741	—	—	120,401	734,421
Goodwill	—	—	—	—	1,105,408	1,105,408
Capital expenditure	1,178,931	155,928	83,176	103,266	19,573	1,540,874
Total long-lived assets	28,074,589	150,665	105,427	84,916	2,114,639	30,530,236
Total assets	88,023,519	60,066,158	36,228,682	10,575,543	10,061,870	204,955,772

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

17. Commitments and contingencies

The Group leases certain of its office properties under operating lease arrangements. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

Commitments

As of December 31, 2006, the Group has lease payments under non-cancellable leases falling due as follows:

Amount
US$
Due within 1 year	118,465
Due after 1 year, within 2 years	71,943

Total	190,408

As of December 31, 2006, the Group has outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	54,354,422

Contingencies

On June 28, 2003, Henan Xinyuan was sued by Henan Jiantong Industrials Co., Ltd. (“Jiantong”), its former contractor. The lawsuit charged Henan Xinyuan with a total fine of US$102,287 for breach of contract. However, on August 9, 2003, Henan Xinyuan countercharged Jiantong with false allegation that impaired Henan Xinyuan’s reputation and appealed for the withdrawal of investment capital from Jiantong. Total amount of the investment capital to be withdrawn and reputation compensation sought is US$28,604. As of December 31, 2006, the final judgment from the court was still pending.

On September 16, 2004, Henan Xinyuan acquired an interest in a land site located at Longhai Middle Road, Zhengzhou City, Henan Province, the PRC, from Henan Park Property Co. Ltd. (“Park Property”) for a total purchase price of US$21,636,124. As of December 31, 2006, total amount paid by way of deposit to the vendor was US$8,518,703. However, the vendor failed to transfer the land use right to Henan Xinyuan before the due date, December 5, 2004. Therefore on April 5, 2005, Henan Xinyuan sued Henan Park Property Co., Ltd. for its failure to transfer the land use right to Henan Xinyuan. The court found the subject land had been mortgaged to Guangdong Development Bank as security for a bank loan. To avoid the subject land being auctioned by the bank, Henan Xinyuan has paid US$7,389,194 to Guangdong Development Bank to discharge the mortgage. Pursuant to the final judgment of the court filed on December 12, 2005, Park Property was ordered to transfer the land use right to Henan Xinyuan. Park Property appealed the court decision. As of November 10, 2006, the court

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

has turned down the appeal of Park Property and rendered its final verdict that Henan Xinyuan prevail. The court then enforced the legal transfer of the subject land to Henan Xinyuan, which received the official land certificate in February 2007.

The remaining balance of the purchase price of US$5,728,227 was included in commitments due within one year.

Henan Xinyuan has incurred additional costs of US$3,986,579 in the process of registration of the land transfer. Further, Henan Xinyuan may be required to settle the relocation and settlement costs of US$5,122,492 due to Park Property’s financial insolvency. Therefore, Henan Xinyuan may incur total estimated costs in addition to the purchase price up to US$10,244,983. As Park Property is currently under liquidation procedures, any additional costs incurred by Henan Xinyuan may not be fully recoverable from Park Property.

On March 14, 2006, Henan Xinyuan was sued by Henan Oriental Construction Company Limited, its former contractor, claiming payment of construction fees of US$225,940 and an amount of US$32,016 for breach of contract. As of December 31, 2006, the final judgment from the court was still pending.

The PRC subsidiaries have complied with the requirements of their local authority to accrue for retirement benefit contributions in respect of their employees (See Note 2 (s)). However payment of such accrued amount has not been sought by the regulatory bureau.

As at December 31, 2006, the Group provided guarantees of US$62,372,820 (2004: US$17,767,312; 2005: US$37,879,778), in favor of their customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principals together with the accrued interest and penalty owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the dates of grant of the relevant mortgage loans and ends upon issuance of real estate ownership certificates which will generally be available within six to twelve months after the purchasers take possession of the relevant properties.

The fair value of the guarantees is not significant and the directors consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

18. Concentration of risk

The Group’s operations are conducted in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC economy.

The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

The Group transacts part of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (“PBOC”). However, the unification of the exchange rates does not imply the RMB may be readily convertible into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 5.7% appreciation of the RMB against the US$ by December 31, 2006.

Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

The Group’s real estate projects are concentrated in Henan province. Any negative events such as a slow down in the economy in Henan province might cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk in this respect is mitigated by the Group by expanding its operations outside of Henan province.

The Group sells to a wide range of customers. No single customer accounted for a significant percentage of the revenue for the years ended December 31, 2004, 2005 and 2006.

19. Subsequent events

(a) The impact of the New Corporate Income Tax Law

During the 5th Session of the 10th National People's Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

(b) Second Reorganization Plan

On March 26, 2007, the Company was incorporated under the law of the Cayman Island. Pursuant to a one-for-one share exchange under the second reorganization plan, on April 9, 2007, the Company entered into a Share Exchange and Assumption Agreement with the Zhang Family, Blue Ridge China and Equity International (collectively, the “then-existing shareholders”) and the Company, whereby:

(i) Mr. Yong Zhang and Ms. Yuyan Yang agreed to exchange their 48,000,000 and 12,000,000 common shares in Xinyuan, respectively, for an equivalent number of equal class of the Company’s newly issued shares.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

(ii) Blue Ridge China agreed to exchange its 18,483,240 Series A convertible redeemable preference shares and 9,422,627 common shares of the Company for an equivalent number of equal class of the Company’s newly issued shares.

(iii) Equity International agreed to exchange its 12,322,160 Series A convertible redeemable preference shares and 6,281,752 common shares of the Xinyuan for an equivalent number of equal class of the Company’s newly issued shares.

(iv) The Company’s Series A convertible redeemable preference shares are convertible, upon issuance, into fully paid common shares of the Company at the option of the holder at an initial conversion ratio of 1 to 1. Each Series A convertible redeemable preference share shall be converted automatically upon completion of an IPO, subject to certain adjustments set forth in the Company’s memorandum and articles of association.

(v) Xinyuan cancelled the Burnham Warrants issued to Burnham and its designee to purchase an aggregate of 1,853,172 common shares at US$0.81155 per share. The Company issued substantially similar warrants (the “New Burnham Warrants”) to Burnham and its designee. The New Burnham Warrants will expire on the earlier of August 25, 2011 or the date of an IPO.

As a result of the share exchange, the Company became the wholly-owned subsidiary of the Company on April 9, 2007 and as of that date, all the then-existing shareholders of Xinyuan became the shareholders of the Company.

On April 9, 2007, a Shareholders Agreement was entered into among the then-existing shareholders, the Parent, the Company, Burnham Securities and its designee, Mr. Joel B. Gardner, to provide for certain arrangements with respect to restrictions on transfer of shares, election of directors, approval rights and registration rights.

(c) Convertible Subordinated Notes

On April 13, 2007, the Company issued 2% Convertible Subordinated Notes due 2012 (the “Convertible Notes”) with an aggregate principal amount of US$25 million.

The Convertible Notes are repayable on April 15, 2012. The Notes bear interest at 2% per annum, adjustable to 8% from October 15, 2009 to maturity, if a qualifying IPO does not occur prior to October 15, 2009. The interest is repayable on a semi-annually basis on April 15 and October 15 each year. The Company shall pay interest on overdue principal, premium, if any, and interest at the rate of 4.0% per annum.

The holder shall have the right, at such holder’s option (i) at any time from and after a qualifying IPO and prior to April 9, 2012 and (ii) if there has been no qualifying IPO prior to April 1, 2012 then from April 2, 2012 through April 6, 2012 (each, the “Conversion Period”), to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time.

In addition, if there are certain events, such as the Company granting its shareholders right to purchase common shares at a relatively low price, or distributing large amount of dividend (exceeds 5% of the fair value of the common shares), the Convertible Notes may be surrendered for conversion at any time on and after the date that the Company gives notice to the holders of such transactions.

The conversion price is set at US$2.6049 per share at inception and is adjustable from time to time for anti-dilutive purpose.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

The Convertible Notes are subject to various restrictive covenants, including restrictions on the Group’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, make or repayment of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, sales of assets, make investments, merge or consolidate with another company and engage in any business other than related businesses.

(d) Senior Floating Rate Notes and Warrants

On April 13, 2007, the Company issued Senior Floating Notes due 2010 (the “HY Notes”) with an aggregate principal amount of US$75 million and detachable Warrants to subscribe for common shares, at an issue price of 99.25%. The HY Notes bear interest at 6-month LIBOR (with the LIBOR rate reset semi-annually) plus 6.80%, payable semi-annually in arrears. The warrants issued together with the HY Notes entitle the holders to purchase common shares equal to the quotient obtained by dividing two-fifths of the face value of the HY Notes by the warrant exercise price, which is equal to 80% of the price per common shares sold to public under a qualifying IPO.

The HY Notes shall be repurchased or redeemed by the Company in cash on the third anniversary of the issuance date at the price equal to 100% of the principal amount, and if no qualifying IPO has occurred on or prior to the expiration of 30 months after their issuance, the repurchase price shall be equal to 112% of the principal amount plus accrued but unpaid interest. The maturity date of the Warrants shall be the later of the expiration of three years from the issuance date and the expiration of six months following the qualifying IPO.

The HY Notes are subject to various restrictive covenants, including restrictions on the Group’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, make or repayment of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, sales of assets, make investments, merge or consolidate with another company and engage in any business other than related businesses.

(e) Repayment of the Shareholders’ Loans

The Company has fully settled the principal amount of the Shareholders’ Loans of US$35,000,000 provided by Blue Ridge China and Equity International, together with all accrued and unpaid interest of US$1,552,329 (see Note 13 (f)) on April 19, 2007.

(f) Incorporation of new subsidiary

On June 12, 2007, the WFOE incorporated Xinyuan Real Estate (Chengdu) Co., Ltd. as a foreign owned enterprise with limited liability, with issued and fully subscribed share capital of RMB100,000,000, for an operating term of 10 years.

(g) Share Option Plan

On August 11, 2007, the Parent issued, under the 2007 Equity Incentive Plan (the “Plan”) grants of share options and restricted share awards to purchase up to 6,802,495 common shares to its employees, directors

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

and consultants, at an exercise price ranging from US$0.0001 to US$2.50. The objective of the Plan is to promote the interests of the Parent by enabling it to attract, retain and motivate key employees, directors and consultants responsible for the success and growth of the Group by providing them with appropriate incentives and rewards and enabling them to participate in the growth of the Parent. These options have various vesting periods ranging from 4 to 60 months and will expire no later than August 10, 2017.

The total amount of compensation expense, net of expected forfeitures, for the share options and restricted share awards granted on August 11, 2007 was US$9,917,345, which will be amortized in the amount of US$2,320,927, US$3,678,698, US$1,819,642, US$1,709,143, US$241,200 and US$147,735 in 2007, 2008, 2009, 2010, 2011 and 2012, respectively.

(h) Amended and Restated Warrants to Purchase Series A Convertible Preference Shares

On August 28, 2007, the Company amended its warrants issued to Blue Ridge China and Equity International in connection with the receipt by the holder of Series A Convertible Preference Shares, par value of US$0.0001 per share. Under the amended agreement, if the Company consummates a qualified initial public offering prior to March 31, 2008, then the warrants will expire without being exercised.

(i) Waiver of Certain Conversion Rights of Series A Convertible Preference Shares (Unaudited)

On November 13, 2007, the holders of the Series A convertible preference shares agreed to waive the contingent conversion option. As such, the Series A convertible preference shares will automatically convert at the time of a qualifying IPO on a 1 to 1 basis, subject to usual anti-dilution adjustments.

The modification is deemed to be substantive and will be treated as an extinguishment of the Series A convertible preference shares. Under EITF Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock,” the Company will recognize a dividend to the Series A convertible preferred shareholders, representing the difference between the fair value of the convertible preference shares immediately after modification and the carrying value of the Series A convertible preference shares immediately prior to modification. This deemed dividend to the Series A shareholders will not affect the Company’s net income or cash flows, however, it will reduce the Company’s net income attributable to ordinary shareholders and earnings per share (ADS) for the year ending December 31, 2007.

The Company has determined that on November 13, 2007, a 4% marketability discount be applied to an assumed initial offering price of US$            , the mid-point of the indicative price range for the offering, to arrive at a fair value of US$             for each Series A convertible preference share. In calculating the discount, the Company has taken into account the premium in the value of the Series A convertible preference shares relative to the common shares, and the residual price risk of the Series A preference shareholders before the offering, and has assumed that the offering will be consummated prior to year end. The Company will also review the actual IPO issue price and account for the Series A convertible preference shares accordingly in its financial statements for the year ending December 31, 2007. At this estimated fair value, the Company will record the modified Series A convertible preference shares at an amount of approximately US$             million and the deemed dividend to the Series A preference shareholders at approximately US$             million, which will reduce the net income attributable to common shareholders and retained earnings by the same amount of US$             million.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

20. Condensed financial information of the Company

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$78,730,297 as of December 31, 2006.

Balance sheet

December 31, 2006
US$
ASSETS

Current assets
Cash and cash equivalents	$481,777
Due from shareholders	6,000

Total current assets	487,777

Investments in subsidiaries	104,989,082

TOTAL ASSETS	105,476,859

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Due to a subsidiary	953,812
Due to shareholders	35,000,000

Total current liabilities	35,953,812
Warrant liability of Series A convertible redeemable preference shares	631,000

Total liabilities	36,584,812

Preference shares
Preference shares, $0.0001 par value:
Authorized—50,000,000 shares
Issued and outstanding—30,805,400 shares	22,309,126

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized—450,000,000 shares
Issued and outstanding—75,704,379 shares	7,570
Additional paid-in capital	17,264,455
Retained earnings	29,310,896

Total shareholders’ equity	46,582,921

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	105,476,859

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

Statement of operations

Year ended December 31, 2006
US$
General and administrative expenses	(71,671)

Operating loss	(71,671)

Interest expense	(781)
Other income	12
Equity in profit of subsidiaries, net (Note 20(a))	16,195,350

Income from operations before income taxes	16,122,910

Income taxes	—

Net income	16,122,910

Accretion of Series A convertible redeemable preference shares	(942,301)

Net income attributable to ordinary shareholders	15,180,609

Statement of cash flows

Year ended December 31, 2006
US$
Cash flows from operating activities:

Net income	16,122,910

Adjustment to reconcile net income to net cash provided by operating activities:

Equity in profit of subsidiaries, net	(16,195,350)

Changes in operating assets and liabilities:

Due from shareholders	(6,000)
Due to a subsidiary	953,812

Net cash provided by operating activities	875,372

Cash flows from investing activities:

Investment in a subsidiary	(72,000,000)

Net cash used in investing activities	(72,000,000)

Cash flows from financing activities:

Proceeds from issuance of common shares	14,552,985
Proceeds from issuance of preference shares	22,053,420
Proceeds from shareholders’ loans	35,000,000

Net cash provided by financing activities	71,606,405

Net increase in cash and cash equivalents	481,777

Cash and cash equivalents, at the beginning of year	—

Cash and cash equivalents, at end of year	481,777

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2004, 2005 and 2006

(All amounts stated in US$, except for number of shares and per share data)

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit (loss) of subsidiary company” on the statements of operations.

The subsidiaries did not pay any dividend to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

(b) Related party balances

For the year ended December 31, 2006, a subsidiary of the Company paid issuance costs of preference and common shares and other operating expenses amounting to US$953,812 on behalf of the Company.

At December 31, 2006, the amount due to shareholders represented the shareholders’ loans which bear an interest rate of 12.5% and are repayable in full on December 6, 2007 (see Note 13 (f)).

(c) Commitments

The Company does not have significant commitments or long-term obligations as of the year presented.

Xinyuan Real Estate Co., Ltd. and Subsidiaries

As of December 31, 2006 and September 30, 2007 (unaudited) and for the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2006 and September 30, 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

	Notes	As of December 31, 2006	As of September 30, 2007	Proforma shareholders’ equity as of September 30, 2007
		US$ (Audited)	US$ (Unaudited)	US$ (Unaudited, Note 2)
ASSETS

Current assets
Cash and cash equivalents		34,914,210	106,410,499
Restricted cash		32,010,858	41,916,247
Accounts receivable		202,875	2,678,128
Other receivables		1,289,601	1,404,605
Other deposits and prepayments		2,932,534	7,652,375
Advances to suppliers		2,628,914	2,155,867
Inventories		252,253	335,780
Real estate property development completed	3	4,454,045	2,434,660
Real estate property under development	3	87,619,265	255,094,233
Due from shareholders	15	40,934	6,807
Due from related parties	15	7,728,227	6,055,173
Due from employees	15	313,807	660,142
Other current assets		38,013	1,771,159

Total current assets		174,425,536	428,575,675

Real estate property under development	3	19,184,534	53,614,884
Real estate properties held for lease, net	4	5,540,542	5,779,934
Property and equipment, net	5	3,469,022	4,639,455
Other long-term investment	6	241,648	241,648
Interests in an equity investee	7	—	5,970,558
Goodwill		1,105,408	1,105,408
Property management rights		910,665	654,540
Other assets		78,417	4,434,428

TOTAL ASSETS		204,955,772	505,016,530

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

	Notes	As of December 31, 2006	As of September 30, 2007	Proforma shareholders’ equity as of September 30, 2007
		US$ (Audited)	US$ (Unaudited)	US$ (Unaudited, Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		13,280,910	32,046,071
Short-term bank loans	9	22,667,025	29,690,579
Customer deposits	12	25,531,985	44,202,436
Income tax payable		7,104,573	4,632,064
Deferred tax liabilities	13	1,211,337	3,825,631
Other payables and accrued liabilities		10,056,978	14,485,572
Payroll and welfare payable		197,552	2,272,560
Due to related parties	15	3,763,843	324,077
Due to employees	15	25,612	38,586
Due to shareholders	15	35,000,000	—

Total current liabilities		118,839,815	131,517,576

Long-term bank loans	10	12,806,229	139,998,402
Warrant Liabilities	11	631,000	14,176,000
Deferred tax liabilities	13	3,786,681	2,996,952
Unrecognized tax benefits	13	—	11,765,394
Other long-term debt	11	—	93,363,919

Total liabilities		136,063,725	393,818,243

Commitments and contingencies	19
Preference shares
Preference shares, US $0.0001 par value:
Authorized—50,000,000 shares
Issued and outstanding—30,805,400 shares for 2007 (2006: 30,805,400) with aggregate amount of liquidation preference of US$ 55,417,066	16	22,309,126	24,441,243	—

Shareholders’ equity
Common shares, US $ 0.0001 par value:
Authorized—500,000,000 shares
Issued and outstanding—75,704,379 shares for 2007 (2006: 75,704,379 shares); 106,509,779 shares for proforma (unaudited)	16	7,570	7,570	10,651
Additional paid-in capital		17,264,455	17,180,691	41,618,853
Statutory reserves		4,066,854	4,066,854	4,066,854
Retained earnings		23,679,944	57,477,278	57,477,278
Accumulated other comprehensive earnings		1,564,098	8,024,651	8,024,651

Total shareholders’ equity		46,582,921	86,757,044	111,198,287

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		204,955,772	505,016,530

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

		Nine months ended September 30
	Notes	2006	2007
		US$	US$
		(Unaudited)	(Unaudited)
Revenue:
Real estate sales, net of sales taxes of US$5,772,055 in 2006 and US$ 12,692,177 in 2007, respectively		99,341,045	215,908,277
Real estate lease income		171,150	165,514
Other revenue		142,871	2,226,950

Total revenue		99,655,066	218,300,741

Cost of revenue:
Cost of real estate sales		(75,100,616)	(145,031,411)
Cost of real estate lease income		(347,341)	(319,750)
Other costs		(164,543)	(1,638,620)

Total cost of revenue		(75,612,500)	(146,989,781)

Gross profit		24,042,566	71,310,960
Selling and distribution expenses		(1,876,122)	(5,956,676)
General and administrative expenses		(2,095,888)	(7,735,949)

Operating income		20,070,556	57,618,335

Interest income		124,451	735,376
Interest expense		(307,239)	(1,438,602)
Share of income (loss) in an equity investee	7	(446,086)	5,819,734
Change in fair value of warrant liabilities		—	(6,186,000)

Income from operations before income taxes		19,441,682	56,548,843

Income taxes	13	(6,948,592)	(20,584,150)

Net income before minority interest		12,493,090	35,964,693

Minority interest		2,223	—

Net Income		12,495,313	35,964,693

Accretion of Series A convertible redeemable preference shares		(235,575)	(2,167,359)

Net income attributable to ordinary shareholders		12,259,738	33,797,334

Earnings per share:
Basic	17	0.19	0.32
Diluted	17	0.19	0.30

Shares used in computation:
Basic	17	63,038,341	106,509,779
Diluted	17	63,038,341	114,268,871

Proforma earnings per share
Basic	17		0.34
Diluted	17		0.30

Proforma shares used in computation
Basic	17		106,531,892
Diluted	17		114,333,967

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

	Nine months ended September 30
	2006	2007
	US$	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	12,495,313	35,964,693
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	699,735	1,326,320
Accretion of long-term debt	—	1,265,808
Changes in unrecognized tax benefit	—	8,810,065
Deferred tax expense	2,425,299	4,320,681
Share of (earnings) loss in an equity interest	446,086	(5,819,734)
Minority interests’ share of earnings of a subsidiary	(2,223)	—
Changes in fair value of warrant liabilities	—	6,186,000
Changes in fair value of embedded derivatives, net of amount capitalized	—	(4,500,340)

Changes in operating assets and liabilities:

Accounts receivable	844,410	(2,417,298)
Real estate property development completed	752,406	2,151,614
Real estate property under development	5,857,367	(189,269,644)
Inventories	55,056	(72,034)
Advances to suppliers	(1,855,933)	565,637
Other receivables	(435,431)	(62,563)
Other deposits and prepayments	(2,567,750)	(4,588,331)
Other current assets	313,453	(1,651,957)
Other assets	(914,788)	(99,751)
Accounts payable	(3,916,298)	17,869,393
Customer deposits	(19,980,402)	17,300,519
Income tax payable	1,633,485	(2,692,176)
Other payables and accrued liabilities	6,257,680	3,972,757
Payroll and welfare payable	105,524	2,025,348

Net cash (used in) provided by operating activities	2,212,989	(109,414,993)

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of subsidiaries, net of cash acquired	(1,578,630)	—
Proceeds from disposal of investment	111,521	—
Improvement of properties held for lease	(25,972)	(279,625)
Purchase of property and equipment	(418,449)	(1,335,272)

Net cash used in investing activities	(1,911,530)	(1,614,897)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of preference shares	22,580,100	—
Distribution paid to shareholders	(1,476,461)	—
Increase of restricted cash	(10,852,505)	(8,461,024)
Repayments of short-term bank loans	(14,414,506)	(11,348,961)
Proceeds from short-term bank loans	5,050,432	17,349,561
Repayment of long-term bank loans	(3,540,405)	(16,958,218)
Proceeds from long-term bank loans	2,174,910	141,079,327
Repayment of shareholders’ loans	—	(35,000,000)
Advances from shareholders	—	34,794
Proceeds from other long-term debts	—	100,000,000
Debt issuance cost	—	(5,063,176)
Repayment from/(loan to) related parties	5,269,013	(1,576,905)
Loan to employees	(387,241)	(315,417)

Net cash provided by financing activities	4,403,337	179,739,981

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,704,796	68,710,091

Effect of exchange rate changes on cash and cash equivalents	1,017,156	2,786,198
Cash and cash equivalents, at beginning of period	14,928,747	34,914,210

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	20,650,699	106,410,499

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Income taxes paid	3,938,154	10,731,622

Total interest paid	1,388,640	6,614,320

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine months ended September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

	Number of shares	Issued ordinary shares at par	Additional paid-in capital	Statutory reserves	Comprehensive income	Accumulated earnings	Accumulated other comprehensive earnings	Total
		US$	US$	US$	US$	US$	US$	US$
BALANCE AT JANUARY 1, 2006	60,000,000	6,000	2,657,445	3,703,840	—	10,338,810	293,654	16,999,749
Foreign currency translation gain, net of tax	—	—	—	—	1,000,212	—	1,000,212	1,000,212
Net income	—	—	—	—	12,495,313	12,495,313	—	12,495,313
Distribution paid to shareholders	—	—	—	—	—	(1,476,461)	—	(1,476,461)
Accretion of Series A convertible redeemable preference shares	—	—	—	—	—	(235,575)	—	(235,575)

BALANCE AT SEPTEMBER 30, 2006	60,000,000	6,000	2,657,445	3,703,840	13,495,525	21,122,087	1,293,866	28,783,238

BALANCE AT JANUARY 1, 2007	75,704,379	7,570	17,264,455	4,066,854	—	23,679,944	1,564,098	46,582,921
Foreign currency translation gain, net of tax	—	—	—	—	6,460,553	—	6,460,553	6,460,553
Net income	—	—	—	—	35,964,693	35,964,693	—	35,964,693
Accretion of Series A convertible redeemable preference shares	—	—	—	—	—	(2,167,359)	—	(2,167,359)
Additional issuance costs	—	—	(83,764)	—	—	—	—	(83,764)

BALANCE AT SEPTEMBER 30, 2007	75,704,379	7,570	17,180,691	4,066,854	42,425,246	57,477,278	8,024,651	86,757,044

The accompanying notes are an integral part of these financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Ltd. (“Xinyuan”) was incorporated on January 27, 2006 as a privately held company under the law of the Cayman Islands by Mr. Yong Zhang and his wife, Ms. Yuyan Yang (collectively, the “Zhang Family”).

Xinyuan Real Estate Co., Ltd. (the “Company”) was incorporated on March 26, 2007 under the law of the Cayman Islands. Pursuant to a one-for-one share exchange under a reorganization plan, on April 9, 2007, the Company entered into a Share Exchange and Assumption Agreement with the Zhang Family, Blue Ridge China Partners, L.P. (“Blue Ridge China”) and EI Fund II China, LLC (“Equity International”) (collectively, the “then-existing shareholders”), whereby:

(i) Mr. Yong Zhang and Ms. Yuyan Yang agreed to exchange their 48,000,000 and 12,000,000 common shares in Xinyuan, respectively, for an equivalent number of equal class of the Company’s newly issued shares.

(ii) Blue Ridge China agreed to exchange its 18,483,240 Series A convertible redeemable preference shares and 9,422,627 common shares of Xinyuan for an equivalent number of equal class of the Company’s newly issued shares.

(iii) Equity International agreed to exchange its 12,322,160 Series A convertible redeemable preference shares and 6,281,752 common shares of Xinyuan for an equivalent number of equal class of the Company’s newly issued shares.

(iv) The Company’s Series A convertible redeemable preference shares are convertible, upon issuance, into fully paid common shares of the Company at the option of the holder at an initial conversion ratio of 1 to 1. Each Series A convertible redeemable preference share shall be converted automatically upon completion of an IPO, subject to certain adjustments set forth in the Company’s memorandum and articles of association.

(v) Xinyuan cancelled the Burnham Warrants issued to Burnham and its designee to purchase an aggregate of 1,853,172 common shares at US$0.81155 per share. The Company issued similar warrants (the “New Burnham Warrants”) to Burnham and its designee. The New Burnham Warrants will expire on the earlier of August 25, 2011 or the date of an IPO.

As a result of the share exchange, Xinyuan became the wholly-owned subsidiary of the Company on April 9, 2007 and as of that date all the then-existing shareholders of Xinyuan became the shareholders of the Company. The above exchange was accounted for as an exchange that lacks substance, in a manner similar to a pooling-of-interest. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The assets and liabilities of the parties to the reorganization have been stated at their historical amounts in the consolidated financial statements.

On April 9, 2007, a Shareholder Agreement was entered into among the then-existing shareholders, the Company, Xinyuan, Burnham Securities and its designee, Mr. Joel B. Gardner, to provide for certain arrangements with respect to restrictions on transfers of shares, election of directors, approval rights and registration rights.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

Henan Xinyuan Real Estate Co., Ltd (“Henan Xinyuan”) was incorporated on May 19, 1997 by the Zhang Family as a privately held company under the law of the People’s Republic of China (the “PRC” or “China”). Henan Xinyuan is principally engaged in the construction, development and sale of residential real estate units in Henan province of the PRC.

On March 16, 2006, Henan Xinyuan acquired an additional 20% interest in Henan Wanzhong Real Estate Co., Ltd. (“Henan Wanzhong”), which was incorporated on February 6, 2005, from Ms. Yuyan Yang to bring its total interest therein to 100%.

Pursuant to a reorganization plan (the “Reorganization”), Xinyuan incorporated Xinyuan Real Estate (China) Development Co., Ltd (the “WFOE”) with issued and fully subscribed share capital of US$5 million on April 10, 2006. On August 7, 2006, the WFOE and the Zhang Family entered into an equity transfer agreement in which the Zhang Family transferred all of its equity interests in Henan Xinyuan to the WFOE, a wholly owned subsidiary of Xinyuan in exchange for US$1.25 million. Henan Xinyuan registered the change of shareholders along with its amended articles of association with the local Administration of Industry and Commerce (“AIC”) on August 7, 2006. A new business license for Henan Xinyuan was issued on August 10, 2006.

According to relevant PRC laws and regulations, an equity transfer is completed upon registration with the local AIC and the issuance of a new business license. Therefore, the equity transfer of Henan Xinyuan from the Zhang Family to the WFOE was considered to be legally completed on August 10, 2006. The Reorganization, as well as the acquisition of the 20% minority interest in Henan Wanzhong, were accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Cash consideration paid by WFOE to the Zhang Family for the acquisition of equity interests in Henan Xinyuan and Henan Wanzhong is recorded as a distribution to shareholders.

On August 25, 2006, Xinyuan issued 18,483,240 Series A convertible redeemable preference shares and one warrant to Blue Ridge China Partners, L.P. (“Blue Ridge China”) and 12,322,160 Series A convertible redeemable preference shares and one warrant to EI Fund II China, LLC (“Equity International”) for US$15 million and US$10 million, respectively. After the preference shares subscription, Blue Ridge China and Equity International collectively owned 34% voting rights in Xinyuan and obtained certain substantive participating rights as defined in Emerging Issues Task Force (“EITF”) No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. Because of these substantive participating rights, the Zhang Family was no longer considered the controlling shareholder of Xinyuan starting August 25, 2006 for accounting purposes. These substantive participating rights have been carried over to the Company.

On August 30, 2006, Henan Xinyuan acquired a 100% equity interest in each of Henan Xinyuan Property Management Co., Ltd. (“Xinyuan Property Management”), Henan Xinyuan Real Estate Agency Co., Ltd. (“Xinyuan Agency”), Zhengzhou Mingyuan Landscape Engineering Co., Ltd. (“Mingyuan Landscape”) and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. (“Xinyuan Network”) (collectively, the “Ancillary Companies”) from the Zhang Family for a cash consideration of US$2.1 million. The terms of the acquisitions of the Ancillary Companies were not finalized as part of the Reorganization. The acquisition was accounted for using the purchase method of accounting as the Zhang Family, subsequent to August 25, 2006, is deemed, for accounting purposes, to no longer have control over the Group due to the substantive participating rights of Blue Ridge China and Equity International. The acquired assets and liabilities of the Ancillary Companies were recorded at fair value on the acquisition date.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

The Company’s subsidiaries and an equity investee are set out below:

Company name	Place and date of incorporation	Registered/ paid-up capital RMB ’000		Percentage of equity directly attributable to the Group	Principal activities
Subsidiary companies:

Xinyuan Real Estate Limited	The Cayman Islands January 27, 2006	$50,000	*	100%	Investment holding company

WFOE	The PRC April 10, 2006	565,940		100%	Investment holding company

Henan Xinyuan	The PRC May 19, 1997	50,000		100%	Real estate development

Henan Wanzhong Real Estate Co., Ltd. **	The PRC February 6, 2005	10,000		100%	Real estate development

Qingdao Xinyuan Xingrui Real Estate Co., Ltd.	The PRC February 9, 2006	10,000		100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	The PRC June 2, 2006	80,000		100%	Real estate development

Henan Xinyuan Property Management Co., Ltd. #	The PRC December 28 1998	5,000		100%	Providing property management services

Henan Xinyuan Real Estate Agency Co., Ltd. #	The PRC November 6, 2005	2,000		100%	Real estate sales, purchase and lease services

Zhengzhou Xinyuan Landscape Engineering Co., Ltd. #	The PRC February 17, 2004	2,000		100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd. #	The PRC May 26, 2004	2,000		100%	Installation of intercom systems

Suzhou Xinyuan Real Estate Co., Ltd.	The PRC November 24, 2006	200,000		100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	The PRC December 7, 2006	50,000		100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

Company name	Place and date of incorporation	Registered/ paid-up capital RMB ’000	Percentage of equity directly attributable to the Group	Principal activities
Subsidiary companies:

Xinyuan Real Estate (Chengdu) Co., Ltd.	The PRC June 12, 2007	100,000	100%	Real estate development

Equity investee:

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	The PRC June 13, 2005	8,000	45%	Real estate development

*	Expressed in US$
**	The percentage of equity directly attributable to the Group was increased from 80% to 100% on March 16, 2006.
#	These companies were acquired on August 30, 2006, for total consideration of US$2.1 million.

Except where otherwise indicated, equity holdings remained unchanged throughout the nine months ended September 30, 2006 and 2007. Beijing Xinyuan Jinhe Investment & Development Co., Ltd., an investment company 99% owned by Xinyuan, was liquidated in November 2006.

2. Summary of significant accounting policies

(a) Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In the opinion of the Group’s management, the accompanying unaudited interim consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the Group’s consolidated financial statements for the nine months ended September 30, 2007 and 2006. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of results expected for the full year. The consolidated financial statements include the financial statements of the Company, its subsidiaries, and Variable Interest Entities for which the Company is the Primary Beneficiary (collectively, the “Group”). All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries and other controlled entities are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary or other controlled entity, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

accompanying notes, and disclosure of contingent liabilities at the date of the financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provision necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Fair value of financial instruments

Fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The Group considers the carrying amount of cash, restricted cash, accounts receivable, advances to suppliers, other receivables, accounts payable, other payables and amounts due from/to shareholders, related parties and employees and bank loans to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. The Group considers the carrying amount of bank loans to approximate their fair values based on the interest rates of the instruments and the current market rate of interest.

For investments that are actively traded in organized financial markets, fair value is determined by reference to market bid price at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined either:

(i) by reference to the current market value of another financial instrument which is substantially the same; or

(ii) is calculated based on the expected cash flows of the underlying net asset of the investment.

(d) Foreign currency translation

The Group’s financial information is presented in US dollars. The functional currency of the Company is US dollars. The functional currency of the Company’s subsidiaries is Renminbi (“RMB”), the currency of the PRC. The financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	December 31, 2006	September 30,
		2006	2007
Year/Period end RMB: US $ exchange rate	7.8087	7.9087	7.5108
Period average RMB: US$ exchange rate	7.9721	8.0079	7.6659

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

(e) Cash and cash equivalents

The Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Group maintains bank accounts in the PRC and Hong Kong. The Group does not maintain any bank accounts in the United States. All PRC bank balances are denominated in RMB. Hong Kong bank balances are denominated in U.S. dollar.

Cash includes cash on hand and demand deposits in accounts maintained with state-owned and private banks within the PRC and Hong Kong. Total cash in banks at September 30, 2007 amounted to US$106,410,499 (2006: US$34,914,210), of which no deposits are covered by insurance. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

(f) Restricted cash

The Group is required to maintain certain deposits with banks that provide mortgage loans to the Group (see Note 9) and the Group’s customers in order to purchase residential units from the Group (see Note 12). These balances are subject to withdrawal restrictions and totaled US$9,236,376 as of September 30, 2007 (2006: US$15,859,805). As of September 30, 2007, the Group also held US$32,679,871 (2006:US$16,151,053) in its restricted cash accounts, representing funds received from loans, which were designated to finance permitted project development expenditures that are subject to approval by the lender. These deposits are not covered by insurance. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

(g) Real estate property development completed and under development

Real estate properties consist of finished residential unit sites, commercial offices and residential unit sites under development. The Group leases the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate property development completed and real estate property under development are stated at the lower of cost or fair value.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs, and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by the Group, costs in excess of the related fair value of the amenity are also treated as common costs. Results of operations of amenities retained by the Group are included in current operating results.

Management evaluates the recoverability of its real estate developments taking into account several factors including, but not limited to, management’s plans for future operations, prevailing market prices for similar properties and projected cash flows. There were no impairment losses for the nine months ended September 30, 2006 and 2007.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

(h) Revenue recognition

Real estate sales are reported in accordance with the provisions of SFAS No. 66, “Accounting for Sales of Real Estate”.

Revenue from the sales of development properties where the construction period is 12 months or less is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to or possession of the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. Further, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, is not subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Revenue and profit from the sale of development properties where the construction period is more than 12 months is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

a. Construction is beyond a preliminary stage.

b. The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

c. Sufficient units have already been sold to assure that the entire property will not revert to rental property.

d. Sales prices are collectible.

e. Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as deposits until the criteria are met and/or the sale consummated.

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate property under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2006 and September 30, 2007, the amounts received from customers in excess of revenues recognized were US$18.5 million and US$38.7 million, respectively.

Any losses incurred or forecast to occur on real estate transaction are recognized in the period in which the loss is first anticipated.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

Real estate lease income is recognized on a straight-line basis over the terms of the tenancy agreements. Business tax of 5% and depreciation cost of the property are recorded as the cost of rental income.

Other revenue mainly includes property management service fees of US$1,430,377 for the nine months ended September 30, 2007 (2006: US$93,505).

(i) Accounts receivable

Accounts receivable consists of balances due from customers for the sale of residential units in the PRC. In cases where the customers deposit more than 50% of the total purchase price, the Group may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within six months from the date of the sale.

Accounts receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. As of December 31, 2006 and September 30, 2007, the allowance for doubtful debts was US$ nil.

(j) Other receivables

Other receivables consist of various cash advances to unrelated companies and individuals with which the Group has business relationships.

Other receivables are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances becomes doubtful. As of December 31, 2006 and September 30, 2007, the allowance for doubtful debts was US$ nil.

(k) Advances to suppliers

Advances to suppliers consist of balances paid to contractors and vendors for services and materials that have not been provided or received and generally relate to the development and construction of residential units in the PRC. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the services and materials become doubtful. As of December 31, 2006 and September 30, 2007, the allowance for doubtful debts was US$nil.

(l) Customer deposits

Customer deposits consist of amounts received from customers relating to the sale of residential units in the PRC. In the PRC, customers will generally obtain permanent financing for the purchase of their residential unit prior to the completion of the project. The lending institution will provide the funding to the Group upon the completion of the financing rather than the completion of the project. The Group receives these funds and recognizes them as a current liability until the revenue can be recognized.

(m) Other payables

Other payables consist of balances for non-construction costs with unrelated companies and individuals with which the Group has business relationships. These amounts are unsecured, non-interest bearing and generally are short term in nature.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

(n) Real estate properties held for lease, net

Real estate properties held for lease are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the real estate properties held for lease are 20 years.

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and improvements to the real estate properties held for lease are capitalized.

(o) Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings	20 years
Vehicles	5 years
Furniture and fixture	5 years

Maintenance, repairs and minor renewals are charged directly to expense as incurred unless such expenditures extend the useful life or represent a betterment, in which case they are capitalized.

(p) Long-term investments

The Group accounts for long-term investments in equities as follows:

•

Where the Group has significant influence over the investee, the Group applies the equity method of accounting. The reporting dates and accounting policies of the equity investees are the same as the Group. The investments in the equity investees are stated at cost, including the Group’s share of the equity investee’s net gain or loss, less any impairment in value. The Group recognizes in its consolidated statement of operations its share of the net income of the equity investees.

•

Where the Group has no significant influence, the investment is classified as other long-term investment and is carried under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible. The Group periodically evaluates the carrying value of its investment under the cost method and any decline in value is included in impairment of cost investment.

As of December 31, 2006 and September 30, 2007, the Group has investments in two companies in the PRC that specialize in the real estate industry. The Group has 45% and 1.85% interests in them, respectively. For the 45% owned equity investee, the Group accounts for the investment under the equity method. Investment income or loss is recognized by the Group periodically according to 45% of the total net profit or loss generated by the equity investee. For the 1.85% owned company, the Group does not exercise significant influence over it and the Group accounts for the investment under the cost method. Investment income is recognized by the Group when the investee declares a dividend and the Group believes it is collectible.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

(q) Impairment of long-lived assets

The Group reviews its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There was no impairment loss recognized for the long-lived assets for the nine months ended September 30, 2006 and 2007.

(r) Capitalized interest

The Group capitalizes interest as a component of building construction costs in accordance with SFAS No. 34, “Capitalization of Interest Cost”.

As a result of the total interest costs capitalized during the period, the interest expense for the nine months ended September 30 was as follows:

	2006	2007

	US$	US$
Change in fair value of embedded derivative on Convertible Subordinated Notes	—	(2,482,000)
Accretion of discount from embedded derivative on Convertible Subordinated Notes	—	235,934
Change in fair value of embedded derivative on Senior Floating Rate Notes	—	(3,422,000)
Accretion of discount arising from embedded derivative on Senior Floating Rate Notes	—	555,584
Amortization of issuance cost related to other long term debt	—	741,535
Accretion of discount arising from warrants on Senior Floating Rate Notes	—	1,137,919
Interest on bank loans	1,362,574	12,748,183

Total interest costs	1,362,574	9,515,155

Less: total interest costs capitalized	(1,055,335)	(8,076,553)

Interest expense, net	307,239	1,438,602

(s) Retirement benefits

Regulations in the PRC require the Group to contribute to a defined contribution retirement plan for all permanent employees. Pursuant to the mandatory requirement from the local authority in the PRC, the retirement pension insurance, unemployment insurance, health insurance and housing fund were established for the employees during the term they are employed. For the nine months ended September 30, 2006 and 2007 the level of contribution to these funds for each employee was determined at 38% of their average salary determined by the Social Welfare Bureau. For the nine months ended September 30, 2007, the Group recorded expenses in the amount of US$1,084,181 (2006: US$309,255)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

(t) Distribution of earnings and reserve fund

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries. The earnings reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Company Law, the PRC subsidiaries are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory surplus reserve (the “SSR”) until such reserve reaches 50% of the registered capital of the subsidiaries.

Subject to certain restrictions set out in the PRC Company Law, the SSR may be distributed to stockholders in the form of share bonus issues to increase share capital, provided that the remaining balance after the capitalization is not less than 25% of the registered capital.

Prior to January 1, 2006, according to the PRC Company Law, the PRC subsidiaries are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory public welfare fund (the “PWF”), which is a non-distributable reserve except in the event of liquidation of the subsidiaries. The fund must be used for capital expenditure on staff welfare facilities. According to the PRC Company Law effective January 1, 2006, the PRC subsidiaries are not required to transfer their profit after tax to the PWF.

(u) Income taxes

The Group accounts for income tax using the liability method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future utilization is uncertain.

On January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). There was no cumulative effect of the adoption of FIN 48 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be recognized according to the relevant tax law. The amount of interest expense to be recognized shall be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with this Interpretation is classified in the financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the financial statements as other expenses. Please refer to Note (13), “Income Taxes” for additional information relating to the adoption of FIN 48 and its impact on the current period financial results.

In accordance with the provisions of FIN 48, the Group recognizes in its financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits is periodically assessed

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Prior to the adoption of FIN 48, the Group applied Statement of Financial Accounting Standards (“SFAS”) No.5, “Accounting for Contingencies,” to assess and provide for potential income tax exposures. In accordance with SFAS No.5, the Group maintained reserves for tax contingencies based on reasonable estimates of the tax liabilities, interest, and penalties (if any) that may result from such audits. FIN 48 substantially changes the applicable accounting model and is likely to cause greater volatility in the income statements and effective tax rates as more items are recognized and/or derecognized discretely within income tax expense.

(v) Land Appreciation Tax (“LAT”)

In accordance with the relevant taxation laws for real estate companies of the provinces in which the subsidiaries operate in the PRC, the local tax authorities levy LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. LAT is prepaid on customer deposits and is expensed when the related revenue is recognized, as explained at Note 2 (l).

(w) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Group’s only components of comprehensive income during the nine months ended September 30, 2006 and 2007 were net income and the foreign currency translation adjustment.

(x) Advertising expenses

Advertising costs are expensed as incurred, or the first time the advertising takes place, in accordance with Statement of Position No. 93-7 “Reporting on Advertising Costs”. For the nine months ended September 30, 2007, the Group recorded an advertising expense of US$2,262,443 (2006: US$910,342).

(y) Leases

In accordance with SFAS No. 13, “Accounting for Leases”, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

The Group has no capital leases for any of the periods stated herein. For the nine months ended September 30, 2007 the Group recorded total rental expense of US$236,479 (2006: US$45,879).

(z) Goodwill and intangible assets

Goodwill represents the excess of cost over the fair value of identifiable net assets of acquired businesses. SFAS No. 142 “Goodwill and Other Intangible Assets” requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Company would then recognize an impairment loss.

Intangible assets represent property management rights acquired in a business combination and are recognized initially at fair value at the date of acquisition.

Property management rights represent contractual rights to provide management services to the owners of residential developments. Intangible assets are carried at cost less accumulated amortization. Amortization for the property management rights is computed on a straight-line basis over the contract life of three years. For the nine months ended September 30, 2007, the Group recorded an amortization charge of US$256,125 (2006: US$28,458).

The property management rights are amortized over the contract life of 3 years. Remaining amortization are as follows:

Year	Amount
US$
2007	85,374
2008	341,499
2009	227,667

Total	654,540

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

The balances of goodwill and tangible assets as of September 30, 2007 and December 31, 2006 are as follows:

	December 31, 2006		September 30, 2007
	Goodwill	Property management rights	Goodwill	Property management rights
	US$	US$	US$	US$
Cost	1,105,408	1,024,498	1,105,408	1,024,498
Accumulated amortization	—	(113,833)	—	(369,958)

Closing balance	1,105,408	910,665	1,105,408	654,540

(aa) Property warranty

The Company and its subsidiaries provide customers with warranties which cover major defects of building structure and certain fittings and facilities of properties sold as stipulated in the relevant sales contracts. The warranty period varies from two months to three years, depending on different property components the warranty covers. The Group constantly estimates potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a property. Reserves are determined based on historical data and trends with respect to similar property types and geographical areas. The Company constantly monitors the warranty reserve and makes adjustments to its pre-existing warranties, if any, in order to reflect changes in trends and historical data as information becomes available. The Group may seek further recourse against its contractors or any related third parties if it can be proved that the faults are caused by them. In addition, the Group also withholds up to 5% of the contract cost from sub-contractors for periods of 2 to 5 years. These amounts are included in current liabilities, and are only paid to the extent that has been no warranty claim against the Group relating to the work performed or materials supplied by the subcontractors. For the three years ended December 31, 2006 and the nine months ended September 30, 2007, the Group had not recognized any warranty liability or incurred any warranty costs in excess of the amount retained from subcontractors.

(ab) Earnings per share

Earnings per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Convertible, redeemable preference shares are included in both basic and diluted earnings per ordinary share computations as they are considered participating securities. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares.

Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

(ac) Burnham Warrants

The Company has entered into an agreement with Burnham Securities (“Burnham”) to engage Burnham to render certain financial advisory and investment banking services to the Company in order to raise capital through a private placement and subsequently in a public offering.

As part of the payment for Burnham’s services rendered on the issuance of preference shares to Blue Ridge China and Equity International, the Company granted Burnham and its designee warrants to acquire

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

1,853,172 common shares in total (“Burnham Warrants”), at US$0.81155 per share, exercisable between August 25, 2006 and the earlier of August 25, 2011, or the date of an initial public offering or change in control of the Company. The warrants are non-transferable.

As the warrants are over common shares, they have been recorded in additional paid in capital. In accordance with SFAS No. 123 (R), “Share based payment” and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, the Burnham Warrants are measured based on the fair value of services rendered.

The cost of the transaction with Burnham was incurred solely for the purpose of the fund raising, and offset against the proceeds from the preference shares issued.

(ad) Unaudited proforma shareholders’ equity

If an initial public offering (“IPO”) is completed, all of the Series A convertible redeemable preference shares (see Note 16) outstanding will automatically convert into 30,805,400 common shares, based on the number of Series A convertible redeemable preference shares outstanding at September 30, 2007. The terms of the Series A preference shares allow the holders to receive additional common shares if the value of the common shares upon conversion of the Series A preference shares in connection with an IPO is less than two times the original Series A preference shares issuance price of US$0.81155, plus an accreted amount of 10% compounded annually to the date of completion of the IPO. The holders of the Series A preference shares shall receive common shares equal to the amount of the shortfall divided by the price of the common shares. Unaudited proforma shareholders’ equity, as adjusted for the assumed conversion of the Series A convertible redeemable preference shares, is set forth in the consolidated balance sheets.

(ae) Convertible Subordinated Notes

On April 13, 2007, the Company issued 2% Convertible Subordinated Notes due 2012 (the “Convertible Note”) with an aggregate principal amount of US$25 million. The holder shall have the right, at such holder’s option (i) at any time from and after a qualifying initial public offering (“IPO”) and prior to April 9, 2012 and (ii) if there has been no qualifying IPO prior to April 1, 2012 then from April 2, 2012 through April 6, 2012 (each, the “Conversion Period”), to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time.

Given that the Convertible Note is debt in its legal form and is not a derivative in its entirety, it is not considered a financial instrument within the scope of SFAS No. 150 “Accounting for Financial Instrument with Characteristics of Both Liabilities and Equity.” In addition, since the Convertible Note provides that holder with an option to convert into a fixed number of shares for which the ability to exercise the option is based on the passage of time or a contingent event (in this case, an IPO), it meets the definition of a conventional convertible instrument and has been classified as a liability.

According to the terms of the Convertible Note, the Note bears interest at 2% per annum, but is subject to increase to 8% if a Qualifying IPO does not occur prior to October 15, 2009, from and including October 15, 2009 to maturity. Hence, the contingent interest is indexed to the Qualifying IPO, which is not considered clearly

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

and closely related to the economic characteristics of the debt host. Accordingly, the contingent interest feature is considered an embedded derivative that has been bifurcated from the Convertible Note and valued separately. The contingent interest is initially recorded as a derivative liability associated with long-term debt at fair value of US$2,543,000. The fair value at September 30, 2007 was US$61,000, with the resulting change in fair value recognized in current earnings, net of amount capitalized.

The Convertible Note, net of the contingent interest feature, is accreted to its face amount at maturity using the effective interest method. If there is a Qualifying IPO prior to April 2, 2012, the debt amount, including any unamortized debt discount on the Convertible Note will be immediately credited to equity upon conversion.

(af) Senior Floating Rate Notes and Warrants

On April 13, 2007, the Company issued Senior Floating Rate Notes due 2010 (the “FRN”) with a par value of US$100,000 with an aggregate principal amount of US$75 million and detachable warrants to subscribe for common shares (the “FRN Warrants”).

Given that the FRN are debt in its legal form, it has been classified as other long-term debt. According to EITF No. 00-19, “Accounting for Derivative financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock” (“EIFF 00-19”), the portion of the proceeds of debt securities issued with detachable stock purchase warrants that is allocable to the warrants are accounted for as a derivative liability associated with other long-term debt. The allocation is based on the relative fair value of the two securities at time of issuance. Any resulting discount or premium on the debt securities is accounted for as such.

FRNs

According to the terms of the FRN, it shall be repurchased or redeemed by the Company in cash on the third anniversary of the issuance date at the price equal to 100% of the principal amount, and if no qualifying IPO has occurred on or prior to the expiration of 30 months after their issuance, the repurchase price shall be equal to 112% of the principal amount plus accrued but unpaid interest. Hence, the additional premium is indexed to the Qualifying IPO, which is not considered clearly and closely related to the economic characteristics of the debt host. Accordingly, the premium is considered an embedded derivative that has been bifurcated from the FRN and valued separately. The premium is initially recorded as a derivative liability associated with long-term debt at fair value of US$3,593,000. The fair value at September 30, 2007 was US$171,000, with the resulting change in fair value recognized in current earnings, net of amounts capitalized.

FRN Warrants

One FRN with par value of US$100,000 attached with one warrant is called one unit, and one unit is issued at the price of USD100,000. Therefore, a total of 750 units were issued. Upon issuance, the FRN Warrants were immediately separable and detachable. Each FRN Warrant entitles the holder to subscribe at the warrant exercise price for the number of common shares equal to the quotient obtained by dividing (i) US$40,000 by (ii) the warrant exercise price, which will be equal to 80% of the price per common share derived from the qualifying IPO.

The FRN Warrant was initially recorded as a derivative liability associated with long-term debt at a fair value of US$7,359,000 and the fair value at September 30, 2007 was US$13,965,000. The proceeds, net of the portion allocated to the warrant, are allocated to the FRN, which will be accreted to its face amount at maturity using the effective interest method. The accretion amount is recognized as interest expense.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

(ag) Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the life of the loan to which they relate on an effective interest method.

(ah) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During 2007, two real estate development projects had changes in their estimated gross profit margins. As a result of these changes, gross profit, net income and basic earnings per share in the nine months ended September 30, 2007 increased by US$22.2 million, US$14.9 million and US$0.14 per share, respectively.

(ai) Share-based compensation

The company has adopted SFAS No.123 (R) “Share-Based Payment”, which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, which is generally the vesting period.

(aj) Recent accounting pronouncements

In September 2006, the EITF issued EITF Issue No. 06-8, “Applicability of the Assessment of a Buyer’s Continuing Investment under SFAS No. 66 for the Sale of Condominiums” (“EITF 06-8”). EITF 06-8 states that in assessing the collectibility of the sales price pursuant to paragraph 37(d) of SFAS 66, an entity should evaluate the adequacy of the buyer’s initial and continuing investment to conclude that the sales price is collectible. If an entity is unable to meet the criteria of paragraph 37, including an assessment of collectibility using the initial and continuing investment tests described in paragraphs 8-12 of SFAS 66, then the entity should apply the deposit method as described in paragraphs 65-67 of SFAS 66. EITF 06-8 is effective for fiscal years beginning after March 15, 2007. In November 2006, the FASB ratified the EITF’s recommendation. The application of the continuing investment criteria on the collectibility of the sales price will limit the Group’s ability to recognize revenue and costs using the percentage of completion accounting method. Although the Group will continue to evaluate the application of EITF 06-8, management does not foresee that the adoption will have a material impact on the revenue or costs reported under percentage of completion accounting in fiscal 2004-2006. The effect of a change resulting from adoption of this consensus will be recognized as a cumulative-effect adjustment.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except as it pertains to a change in accounting principles related to (i) large positions previously accounted for using a block discount and (ii) financial instruments (including derivatives and hybrids) that were initially measured at fair value using the transaction price in accordance with guidance in footnote 3 of EITF No. 02-3 or similar guidance

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

in SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. For these transactions, differences between the amounts recognized in the statement of financial position prior to the adoption of SFAS No. 157 and the amounts recognized after adoption should be accounted for as a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption. The Group is currently assessing the impact, if any, of this new standard on its financial statements. However, management does not currently foresee that the adoption will have a material impact on the Group’s results of operations or financial position.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115”. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is currently assessing the impact of this new standard on its financial statements. However, management does not currently foresee that the adoption will have a material impact on the Group’s results of operations or financial position.

In March 2007, the FASB EITF released Topic No. D-109, “Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133”. EITF Topic D-109 provides guidance on the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC believes that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after September 15, 2007. Although the Group will continue to evaluate the application of EITF Topic No. D-109, management does not currently foresee that the adoption will have a material impact on the Group’s results of operations or financial position.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

3. Real estate property development completed and under development

The following summarizes the components of real estate property completed and under development at December 31, 2006 and September 30, 2007:

	December 31, 2006	September 30, 2007

	US$	US$
Development completed:
Zhengzhou Xinyuan Splendid 1A	847,804	284,348
Zhengzhou Xinyuan Splendid 3A3B3C	243,498	—
Zhengzhou Xinyuan Splendid City Homestead	141,496	—
Zhengzhou City Family	3,204,531	1,209,990
Zhengzhou City Manor	16,716	—
Zhengzhou Central Garden East	—	940,322

Real estate property development completed	4,454,045	2,434,660

Under development:
Current:
Suzhou Colorful Garden	—	40,377,110
Suzhou Lake Splendid	35,977,718	74,201,096
Suzhou Xinyuan Splendid	—	59,663,297
Hefei Wangjiang Garden	10,287,628	29,525,954
Zhengzhou Commercial Plaza	3,041,617	11,035,614
Zhengzhou Xinyuan Huating	—	15,444,395
Zhengzhou Central Garden East	35,275,285	—
Zhengzhou Central Garden West	40,072,801	—
Jinan City Family	14,520,670	22,562,741
Jinan Elegant Scenery	23,371,650	41,554,858
Jinan International City Garden I	—	23,743,389
Jinan International City Garden II	—	17,152,633
Chengdu Xinyuan Splendid I	—	48,248,988
Chengdu Xinyuan Splendid II	—	10,887,896

	162,547,369	394,397,971
Profit recognized	19,427,999	40,432,124
Less: progress billings (see Note 12)	(94,356,103)	(179,735,862)

Real estate property under development—current	87,619,265	255,094,233

Non-current:
Zhengzhou Longhai Road Project	19,184,534	32,397,360
Zhengzhou Xinyuan Colorful Garden	—	21,217,524

Real estate property under development—non-current	19,184,534	53,614,884

Total real estate property under development	106,803,799	308,709,117

Total real estate property development completed and under development	111,257,844	311,143,777

As of September 30, 2007, land use rights included in the real estate properties under development totaled US$262,710,143 (2006: US$48,296,027).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

As of September 30, 2007, partial payments for land use rights included in the real estate properties under development totaled US$35,334,452 (2006: US$ 47,879,929).

As of September 30, 2007, real estate properties under development with an aggregate net book value of US$199,061,780 (2006: US$33,427,697) were pledged as collaterals for certain bank loans.

4. Real estate properties held for lease, net

	December 31, 2006	September 30, 2007
	US$	US$
Zhengzhou Longhai Garden	1,191,079	1,245,255
Elementary school	2,726,937	2,839,755
Zhengzhou Xinyuan Splendid 1A	41,378	—
Kindergarten	853,090	1,203,750
Parking facility	1,992,740	2,071,778

Total cost	6,805,224	7,360,538

Accumulated depreciation	(1,264,682)	(1,580,604)

Real estate properties held for lease, net	5,540,542	5,779,934

Depreciation expense for the nine months ended September 30, 2007 amounted to US$315,922 (2006: US$395,668).

Real estate properties held for lease with an aggregate net book value of US$1,015,031 (2006: US$1,536,747) were pledged as collateral for certain bank loans.

As of September 30, 2007, minimum future rental income on non-cancellable leases, in aggregate and for each of the five succeeding fiscal years and thereafter, is as follows:

Year	Amount
US$
Last quarter of 2007	77,907
2008	174,039
2009	166,209
2010	155,468
2011	155,468
2012	184,203
Thereafter	1,150,682

Total	2,063,976

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

5. Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2006	September 30, 2007
	US$	US$
Buildings and improvements	2,720,820	3,229,784
Vehicles	772,303	1,478,072
Furniture and fixtures	582,313	892,070

Total	4,075,436	5,599,926

Accumulated depreciation	(606,414)	(960,471)

Property and equipment, net	3,469,022	4,639,455

Depreciation expense for the nine months ended September 30, 2007 amounted to US$354,057 (2006: US$65,400).

6. Other long-term investment

As of December 31, 2006 and September 30, 2007 other long-term investment consisted of the following:

Investee	Initial cost	Ownership	December 31, 2006	September 30, 2007
	US$		US$	US$
Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

For the nine months ended September 30, 2006 and 2007 the Group recognized no investment loss or profit.

7. Interest in an equity investee

As of December 31, 2006 and September 30, 2007, interest in an equity investee consisted of the following:

			Equity Accounted
Investee	Initial cost	Ownership	December 31, 2006	September 30, 2007
	US$		US $	US$
Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.	446,086	45%	—	5,970,558

For the nine months ended September 30, 2007, the investee recognized earnings of US$13,035,766 (2006: net loss of US$1,100,252). The Group’s share of the income of the equity investee was US$5,819,734 (2006 share of loss :US$446,086).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

Variable Interest Entity

In accordance with FIN 46 (R), “Consolidation of Variable Interest Entities”, Jiantou Xinyuan is a variable interest entity, as if it was established with insufficient equity at risk. The Group is not considered as the primary beneficiary, as it does not absorb the majority of Jiantou Xinyuan’s expected losses or residual returns.

Jiantou Xinyuan was established as a joint venture corporation between the Group and an unrelated company in 2005. Its purpose is to undertake residential property development projects in Zhengzhou city, Henan province. As at September 30, 2007, it had one project completed, two projects under construction, and one project under planning and had consolidated total assets of US$120.6 million.

The Group’s maximum exposure to loss is limited to its 45% equity investment and such loans as it may make from time to time to Jiantou Xinyuan (See Note 15(b)). As of September 30, 2007, its maximum exposure was approrimately US$12 million (2006: US$7.7 million).

Summarized consolidated balance sheet information of Jiantou Xinyuan is as follows:

	December 31, 2006	September 30, 2007
	US$	US$
Current assets	94,390,457	120,305,376
Non-current assets	263,524	344,157
Current liabilities	94,331,044	66,476,625
Non-current liabilities	—	39,984,775
Venturer’s capital (deficit)	(211,768)	13,267,907

Summarized consolidated statement of operations information of Jiantou Xinyuan is as follows:

	September 30, 2006	September 30, 2007
	US$	US$
Revenue, net	—	79,994,917
Cost of revenue	—	57,453,711
Gross profit	—	22,541,206
Operating expenses	1,176,682	2,994,540
Income (loss) from operations before minority interest	(1,100,252)	13,311,224
Net income (loss)	(1,100,252)	13,035,766

8. Acquisitions

On March 16, 2006, the Group increased its existing ownership of Henan Wanzhong from 80% to 100% by acquiring the remaining 20% from Ms. Yuyan Yang for a cash consideration of US$0.22 million. As the Group and Henan Wanzhong were under common control at the time, the acquisition was accounted for in a manner similar to a pooling-of-interest the effect of which had been taken to February 6, 2005, the day Henan Wanzhong was incorporated. Accordingly, no adjustment was made to the recorded book values of assets and liabilities transferred. The cash consideration was recorded as a distribution to shareholders.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

9. Short-term bank loans

Short term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short term bank loans at December 31, 2006 and September 30, 2007 consisted of the following:

	December 31, 2006	September 30, 2007
	US$	US$
Loans from China Construction Bank,
Due September 29, 2007, at 6.51% per annum	1,920,934	—
Due December 21, 2007, at 6.42% per annum	3,201,557	—

	5,122,491	—

Loan from China Communication Bank,
Due March 21, 2007, at 6.138% per annum	1,536,747	—
Due September 15, 2008, at 6.90% per annum	—	1,730,841

	1,536,747	1,730,841

Loans from Industrial and Commercial Bank of China (“ICBC”),
Due December 31, 2007, at 7.344% per annum	9,604,672	—
Due October 31, 2007, at 7.344% per annum	—	6,657,080
Due March 31, 2008, at 6.75% per annum	—	3,195,399
Due December 31, 2007, at 6.41% per annum	—	1,331,416
Due June 30, 2008, at 6.75% per annum	—	798,850
Due September 30, 2008, at 6.75% per annum	—	2,662,832

	9,604,672	14,645,577

Loan from China Merchants Bank,
Due May 25, 2008, at 6.57% per annum	—	13,314,161

	—	13,314,161

Loan from Shanghai Pudong Development Bank,
Due May 28, 2007, at 7.254% per annum	6,403,115	—

	6,403,115	—

Total short-term bank loans	22,667,025	29,690,579

As of September 30, 2007, the Group’s short term bank loans are all denominated in RMB and are secured by the Group’s real estate properties under development with net book value of US$25,317,438 (2006: US$12,924,924), property and equipment with net book value of US$1,015,031 (2006:US$ nil) and certain deposits in the banks amounting to US$8,293,356 (2006:US$8,759,733). In 2006, the short term bank loans were also secured by real estate properties held for lease property certificates with net book value of US$ 1,536,747.

The weighted average interest rate on short-term bank loans as of September 30, 2007 was 6.99% (2006: 6.73%).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

10. Long-term bank loans

Long-term bank loans as of December 31, 2006 and September 30, 2007 consisted of the following:

	December 31, 2006	September 30, 2007
	US$	US$
Loan from China Construction Bank,
Due January 3, 2009, at 6.93% per annum	—	3,861,107
Due January 3, 2009, at 6.93% per annum	—	4,127,390
Due May 13, 2009, at 6.57% per annum	—	6,657,080
Due June 12, 2009, at 6.41% per annum	—	14,645,577
Due June 12, 2009, at 6.41% per annum	—	11,916,174

	—	41,207,328

Loan from ICBC,
Due December 18, 2008, at 6.93% per annum	12,806,229	10,917,612
Due December 18, 2008, at 6.93% per annum	—	6,657,080
Due March 27, 2009, at 6.57% per annum	—	3,994,248
Due December 31, 2008, at 5.99% per annum	—	6,923,364
Due December 31, 2008, at 6.24% per annum	—	1,065,133
Due December 31, 2008, at 6.75% per annum	—	2,662,832
Due June 28, 2010, at 7.72% per annum	—	13,314,161
Due June 28, 2010, at 7.72% per annum	—	1,331,416
Due October 23, 2008, at 8.22% per annum	—	1,331,416

	12,806,229	48,197,262

Loan from China Merchants Bank,
Due September 29, 2009, at 7.47% per annum	—	19,971,244
Due September 29, 2009, at 7.47% per annum	—	3,994,248

	—	23,965,492

Loan from China Agriculture Bank,
Due October 30, 2008, at 6.37% per annum	—	6,657,080
Due April 30, 2009, at 6.11% per annum	—	6,657,080
Due July 30, 2009, at 6.11% per annum	—	6,657,080
Due March 27, 2010, at 6.37% per annum	—	6,657,080

	—	26,628,320

Total long-term bank loans	12,806,229	139,998,402

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

As of September 30, 2007, the contractual maturities of these loans are as follows:

Amount
Year	US$
4th quarter 2007	7,988,496
2008	57,916,600
2009	82,481,228
2010	21,302,657

169,688,981
Less: short term loan (Note 9)	(29,690,579)

Total long-term bank loans	139,998,402

As of September 30, 2007, the Group’s long term bank loans are all denominated in RMB and are secured by the Group’s real estate properties under development with net book value of US$173,744,342 (2006: US$20,489,966).

The interest rates of these bank loans are adjustable based on the range of 95% to 110% of the PBOC benchmark rate. The weighted average interest rate on long-term bank loans as of September 30, 2007 was 7.77% (2006: 6.89%).

11. Other long-term debt

As of December 31, 2006 and September 30, 2007, other long-term debt consisted of the following:

	December 31, 2006	September 30, 2007
	US$	US$
Convertible subordinated notes due in April 2012 at 2% (adjustable to 8% from October 15, 2009 to maturity)	—	22,923,490
Senior floating rate notes due 2010 at 6 month LIBOR plus 6.8%	—	70,208,429
Fair value of embedded derivatives	—	232,000

Total other long-term debt	—	93,363,919

Warrant on Series A Preference Shares	631,000	211,000
Warrant on senior floating rate notes	—	13,965,000

Total warrant liabilities	631,000	14,176,000

Convertible Subordinated Notes

On April 13, 2007, the Company issued 2% Convertible Subordinated Notes due 2012 (the “Convertible Notes”) with an aggregate principal amount of US$25 million.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

The Convertible Notes are repayable on April 15, 2012. The Notes bear interest at 2% per annum, adjustable to 8% from October 15, 2009 to maturity, if a qualifying IPO does not occur prior to October 15, 2009. The interest is payable on a semi-annual basis on April 15 and October 15 each year. The Company shall pay interest on overdue principal, premium, if any, and interest at the rate of 4.0% per annum.

The holder shall have the right, at such holder’s option (i) at any time from and after a qualifying IPO and prior to April 9, 2012 and (ii) if there has been no qualifying IPO prior to April 1, 2012 then from April 2, 2012 through April 6, 2012 (each, the “Conversion Period”), to convert the principal amount of the Convertible Notes, or any portion of such principal amount which is a multiple of US$100,000, into fully paid and non-assessable common shares (as such shares shall then be constituted) at the conversion price in effect at such time.

In addition, if there are certain events, such as the Company granting its shareholders right to purchase common shares at a relatively low price, or distributing a dividend (in excess of 5% of the fair value of the common shares), the Convertible Notes may be surrendered for conversion at any time on and after the date that the Company gives notice to the holders of such transactions.

The conversion price is set such that each $100,000 principal amount of the notes is convertible to 38,388 shares of the Company’s common stock (US$2.6049 per share at inception) and is adjustable from time to time for anti-dilutive purposes.

The embedded derivative associated with these notes is initially recorded as a derivative liability associated with long-term debt at fair value of US$2,543,000 and the fair value at September 30, 2007 was US$61,000.

The Convertible Notes are subject to various restrictive covenants, including restrictions on the Group’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, settlement of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, make investments, merge or consolidate with another company and engage in any business other than related businesses.

Senior Floating Rate Notes and Warrants

On April 13, 2007, the Company issued Senior Floating Notes due 2010 (the “FRN”) with an aggregate principal amount of US$75 million and detachable warrants to subscribe for common shares The FRN bear interest at 6-month LIBOR (with the LIBOR rate reset semi-annually) plus 6.80%, payable semi-annually in arrears. The FRN shall be repurchased or redeemed by the Company in cash on the third anniversary of the issuance date at the price equal to 100% of the principal amount, and if no qualifying IPO has occurred on or prior to the expiration of 30 months after their issuance, the repurchase price shall be equal to 112% of the principal amount plus accrued but unpaid interest.

In connection with the FRN, a total of 750 units of warrants (“the Warrants”) were issued at the price of US$100,000 each. The Warrants entitle the holders to purchase common shares equal to the quotient obtained by

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

dividing two-fifths of the face value of the FRN by the warrant exercise price, which is equal to 80% of the price per common shares sold to public under a qualifying IPO. The maturity date of the Warrants shall be the later of the expiration of three years from the issuance date and the expiration of six months following the qualifying IPO. The fair value of the Warrants was US$13,965,000 as of September 30, 2007.

The embedded derivative associated with the FRN is initially recorded as a derivative liability associated with long-term debt at fair value of US$3,593,000 and the fair value at September 30, 2007 was US$171,000.

The FRN are subject to various restrictive covenants, including restrictions on the Group’s ability to incur additional debt or guarantees, make restricted payments, payment of dividends or distributions on capital stock, repurchase of capital stock, payment of subordinated indebtedness, settlement of intercompany loans or advances, sales or transfers of properties or assets, sales of capital stock, enter into non-ordinary course business transactions, make investments, merge or consolidate with another company and engage in any business other than related businesses.

12. Customer deposits

Customer deposits consisted of amounts received from customers for the pre-sale of residential units in the PRC.

	December 31, 2006	September 30, 2007
	US$	US$
Advances for real estate properties under development	119,888,088	223,938,298
Less: recognized as progress billings (see Note 3)	(94,356,103)	(179,735,862)

Total net balance	25,531,985	44,202,436

Customer deposits are typically funded up to 80% by mortgage loans made by banks to the customers. Until the customer obtains legal title to the property, the banks have a right to seek reimbursement from the Group for any defaults by the customers. The Group holds certain cash balances in restricted deposit accounts at the relevant banks (see Note 2 (f)). The Group, in turn, has a right to withhold transfer of title to the customer until outstanding amounts are fully settled.

13. Income taxes

(a) Corporate income tax (“CIT”)

As a Cayman Island resident company, the Company is not subject to income tax.

The PRC subsidiaries are governed by the Income Tax Law of the PRC concerning Chinese limited liability companies. Under the Income Tax Laws of the PRC, the PRC subsidiaries are subject to an income tax at a statutory rate of 33% (30% state income taxes plus 3% local income taxes) on income reported in the statutory financial statements after appropriate tax adjustments.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

Income tax expense for the nine months periods ended September 30, 2006 and 2007 is summarized as follows:

	September 30,
	2006	2007
	US$	US$
Current:
CIT expense	4,127,193	3,604,761
Land Appreciation Tax (“LAT”) expense	396,100	3,848,643
Unrecognized tax uncertainty benefit	—	8,810,065

Deferred tax expense	2,425,299	4,320,681

Income tax expense	6,948,592	20,584,150

The Group’s income tax expense differs from the tax expense computed by applying the statutory CIT rate of 33% for the nine months ended September 30, 2006 and 2007 as follows:

	September 30,
	2006	2007
	US$	US$
CIT at rate of 33%	6,415,755	18,661,118
Tax effect of change in income tax rate	—	(2,165,740)
Tax effect of non-deductible expenses	267,450	3,430,693
Tax effect of non-taxable income	—	(1,920,512)
LAT expense	396,100	3,848,643
Tax effect of LAT	(130,713)	(1,270,052)

Actual income tax expense	6,948,592	20,584,150

(b) Liability for Unrecognized Tax Benefit

On January 1, 2007, the Group adopted FIN 48. There was no cumulative effect adjustment to beginning retained earnings resulting from the adoption of FIN 48. The total liability for cumulative unrecognized tax benefits as of January 1, 2007 was $2,667,599, as discussed below. As of the date of adoption, no interest and penalties have been recognized under FIN 48.

The liability for unrecognized tax benefit relates to the application of the deemed profit method by the local tax authority of Zhengzhou city. During the years ended December 31, 2004-2006, in accordance with the provisions of the PRC tax law, the local tax authority of Zhengzhou City concluded a deemed profit method is a better measure of income tax liability for companies in the real estate industry located in that province, including the PRC subsidiaries, than the statutory taxable income method. Under the deemed profit method, the local tax authority levies income tax based on 33% of an arbitrary deemed profit of 12% or 14% of total cash receipts of real estate property companies, rather than based on 33% of statutory taxable income. The PRC subsidiaries in that province have filed their tax returns based on the deemed profit method. The local tax authority has

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

confirmed verbally that it will apply the same deemed profit method for the year ending December 31, 2007. The local tax authority is entitled to re-evaluate prior years’ income taxes assessed under the deemed profit method, upon receipt of audited accounts or upon completion of specific development projects, however, the tax authority has not indicated if it will do so.

Although the local tax authority of Zhengzhou City has not indicated that it will re-evaluate prior years, the Group believes that the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority to apply the deemed profit method. Because of the uncertainty surrounding whether or not these tax years will be re-evaluated and the taxes adjusted, the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the deemed profit method has been recorded as an additional receivable or payable and has been included in unrecognized tax benefits. Management believes if the local tax authority of Zhengzhou City or a higher tax authority were to re-evaluate any of these tax years, the PRC subsidiaries would be required to pay additional taxes due, or would be entitled to receive additional taxes paid, based on the accumulated difference between the amounts paid under the deemed profit method and the amounts due under the PRC statutory taxable income method.

Under PRC tax law, the statute of limitations for the PRC subsidiaries is generally five years (2001-2006). However, local tax authorities may exercise broad discretion in applying the tax law, thus potentially exposing the PRC subsidiaries to audits of tax years outside the general statute of limitations.

Since the adoption of FIN 48 on January 1, 2007, the change in the Group’s total unrecognized tax benefit was an increase of US$8,810,065 and the balance at September 30, 2007 is US$11,765,394.

(c) LAT

Since January 1, 1994, LAT has been applicable at progressive tax rates ranging from 30% to 60% on the appreciation of land values, with an exemption provided for the sales of ordinary residential properties if the appreciation values do not exceed certain thresholds specified in the relevant tax laws. However, prior to September 2004, the Group’s local tax authority in Zhengzhou city did not impose the regulation on real estate companies in its area of administration. Since September, 2004, the local tax authority has levied the LAT at the rate of 0.8% or 1.0% against total cash receipts from sales of real estate properties, rather than according to the progressive rates. In early 2007, the national PRC tax authorities clarified the regulations to require the full payment of LAT in accordance with the progressive rates.

For the nine months ended September 30, 2007, the Group has made full provision for LAT with respect to properties sold up to September 30, 2007 in accordance with the requirements set forth in the relevant PRC tax laws and regulations.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

(d) Deferred tax

The tax effects of temporary differences that give rise to the Group’s net deferred tax assets and liabilities as of December 31, 2006 and September 30, 2007 are as follows:

	December 31, 2006	September 30, 2007
	US$	US$
Deferred tax liabilities:
Tax due under tax statutes versus tax due under deemed profit method	3,311,108	—
Real estate properties—accelerated deductions	1,460,020	1,072,359
Percentage of completion revenue	1,211,337	9,012,053
Property and equipment	297,297	205,973
Property management rights	300,520	215,998
Others	167,100	—

Total deferred tax liabilities	6,747,382	10,506,383

Deferred tax assets:
Tax due under deemed profit method versus tax due under tax statutes	(643,514)	—
Doubtful debt allowances	(33,363)	(12,963)
Accruals and provisions	(674,084)	(2,259,520)
Others	(398,403)	(1,411,317)

Total deferred tax assets	(1,749,364)	(3,683,800)

Net deferred tax liabilities	4,998,018	6,822,583
Classified as current	(1,211,337)	(3,825,631)

Long term deferred tax liabilities	3,786,681	2,996,952

For each PRC subsidiary, deferred tax assets have been netted against deferred tax liabilities by current or non-current classification, as the reversal of the underlying temporary differences is expected to occur in the same future periods.

The deferred tax assets and liabilities will reverse when the originating temporary differences reverse. In addition, as a result of applying the deemed profit method to calculate PRC income taxes payable, deferred tax assets and liabilities will reverse either if the tax years are re-evaluated and reassessed under the statutory taxable income method or the tax years are no longer open for tax review.

(e) The impact of the New Corporate Income Tax Law

During the 5th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25% and a withholding tax on dividend distributions up to a rate of 20%. As a result of the new law, the Group remeasured its deferred tax items anticipated to reverse in 2008 and later years at the new

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

25% tax rate. The impact of this remeasurement is reflected as a reduction of income tax expense of US$2,165,740. However, as of the date of release for these financial statements, detailed implementation and administrative rules and regulations have not yet been announced.

14. Share-based compensation

(a) Options

On August 11, 2007, the Company granted under the 2007 Equity Incentive Plan (the “Plan”) share options to purchase up to 3,198,417 common shares to its directors and employees at exercise prices ranging from US$0.81 to US$2.50 per share. These options have a weighted average grant date fair value of US$2.07 per option, and a total expected compensation cost, net of forfeitures, of US$6,094,030. The vesting of these options is contingent upon the completion of a qualifying IPO, and the compensation expense related to these options would then begin to be recognized over the future vesting periods. These options have various vesting periods based on length of service ranging from 10 to 40 months and will expire no later than August 10, 2017. The Company’s Board of Directors may, at its discretion, accelerate the vesting of these options at the time of the effectiveness of the IPO, to immediately vest options that would have vested between the grant date and the effectiveness of the IPO.

Due to the vesting being contingent upon completion of a qualifying IPO, no compensation expense has been recognized during the nine months ended September 30, 2007. The Company assumed a forfeiture ratio of 10% for non-executive employees in arriving at the total compensation expense.

The derived fair value of the ordinary shares underlying the options was determined by the Company, with reference to a retrospective third-party valuation as of August 11, 2007 by American Appraisal, using generally accepted valuation methodologies.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses the assumptions noted below.

Average risk-free rate of return	5.22%
Expected term	5.61 Years
Volatility rate	50.13%
Dividend yield	0%

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of China International Bond denominated in USD as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. As the Company did not grant options before, no historical exercising pattern could be followed in estimating the expected life. Therefore, the expected life is estimated as the average of the contractual term and the vesting period. The Company has not paid dividends in the past nor does it expect to pay dividends in the foreseeable future. Because the Company’s shares are not publicly tradable at the moment, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar business.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

(b) Restricted Shares

On August 11, 2007, the Company issued under the Plan, grants of 3,270,745 restricted shares to its directors and employees with an exercise price of US$0.0001 per share. These restricted shares have a weighted average grant date fair value of US$3.25 per restricted share, and a total expected compensation cost, net of forfeitures, of US$10,215,809. The vesting of these restricted shares are contingent upon the completion of a qualifying IPO whereupon they will have vesting periods based on length of service ranging from 10 to 60 months and will expire no later than August 10, 2017. Upon effectiveness of the IPO, these awards will have an immediate vesting of all shares that would have vested between the grant date and the effectiveness of the IPO and compensation expense will be recognized at that time based on the numbers of shares vested. Due to the vesting being contingent upon completion of a qualifying IPO, no compensation expense has been recognized during the nine months ended September 30, 2007.

In addition, on August 11, 2007, the Company issued, under the Plan, a grant of 333,333 restricted shares to a non-employee consultant, with an exercise price of US$0.0001 per share. These restricted shares have a vesting period based on length of service of 60 months and will expire no later than August 10, 2017. All other terms of this award are the same as the employee awards. These awards are accounted for under EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services” and the cost will be measured at the dates that the services are completed during the vesting period.

Due to performance condition in the awards, no compensation expense had been recognized during the nine months ended September 30, 2007.

The Company assumed a forfeiture ratio of 10% for non-executive employees in arriving at the total compensation expense.

The derived fair value of the ordinary shares underlying the restricted share awards was determined by the Company, with reference to a retrospective third-party valuation as of August 11, 2007 by American Appraisal, using generally accepted valuation methodologies.

15. Related-party and employee transactions

(a) Due from shareholders

The balances represent cash advances to two shareholders from the Company for traveling expenses and other expenses. The balances bear no interest and have no fixed payment terms.

(b) Due from related parties

	December 31, 2006	September 30, 2007
	US$	US$
Jiantou Xinyuan	7,728,227	6,055,173

Total	7,728,227	6,055,173

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

Jiantou Xinyuan is co-invested by a third party and the Group, and the Group holds 45% of total shares of Jiantou Xinyuan (see Note 7). The balance represents an entrusted loan to Jiantou Xinyuan for the development of real estate properties, which carries interest of 6.57% per annum (2006: 6.138%) and is repayable within one year.

(c) Due from employees

	December 31, 2006	September 30, 2007
	US$	US$
Advances to employees	313,807	660,142

The balance represents cash advances to employees for traveling expenses and other expenses. The balances bear no interest and have no fixed payment terms.

(d) Due to related parties

	December 31, 2006	September 30, 2007
	US$	US $
Jiantou Xinyuan	3,763,843	324,077

Total	3,763,843	324,077

All the amounts bear no interest and have no fixed payment terms.

(e) Due to employees:

	December 31, 2006	September 30, 2007
	US$	US$
Total	25,612	38,586

Balance as of September 30, 2007 represented reimbursable expenses paid by the staff which was reimbursable by the Group.

(f) Due to shareholders

	December 31, 2006	September 30, 2007
	US$	US$
Blue Ridge China	21,000,000	—
Equity International	14,000,000	—

Total	35,000,000	—

The loans from shareholders were fully paid off in April 2007.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

(g) Others

For the nine months ended September 30, 2007, total directors’ remuneration paid amounted to US$128,556 (2006: US$ nil).

On April 16, 2005, Henan Xinyuan entered into a consulting agreement with a consulting company which is beneficially owned by Yong Cui, one of its directors, to provide finance consulting services to the Group for a duration of 24 months. Total consulting fees paid in the nine months ended September 30, 2006 under the agreement amounted to US$30,202. No consulting fees were paid to the consulting company in the nine months ended September 30, 2007. On December 27, 2006, Henan Xinyuan entered into a consulting agreement with another consulting company which is beneficially owned by Yong Cui to provide similar finance consulting services to the Group, with an annual fee of US$30,735 starting from April 16, 2007. The agreement will expire on April 15, 2012, and it can be terminated by written consent from both parties. The agreement contains provisions on confidentiality and non-competition.

16. Equity

(a) Convertible Redeemable Preference Shares

As disclosed in Note 1, the Company entered into a securities purchase agreement with Blue Ridge China and Equity International (collectively, the “Investors”) on August 25, 2006, whereby the Company issued a total of 30,805,400 Series A convertible redeemable preference shares (“Series A preference shares”) with warrants for total cash proceeds of US$21,883,178, net of issuance costs of US$3,081,580 (including US$35,242 incurred in 2007). The Series A preference shares are issued with warrants to purchase additional Series A preference shares. Other significant terms of the preference shares and warrants are outlined below:

Redemption

The Company’s Series A convertible preference shares are redeemable, if not previously converted, upon the earlier occurrence of the date on which Mr. Zhang ceases to serve in the capacity of Chairman or the fifth anniversary of the issuance date. Anytime thereafter, the holder may, by written notice given to the Company require the Company to redeem any or all Series A convertible redeemable preference shares held.

The redemption price is determined at a per share price in cash equal to the sum of the original issue price of US$0.81155 per share and an accreted annual amount of ten percent (10%) of the original issue price, compounded annually to the date of redemption.

Conversion

Each Series A preference shares shall be convertible, upon issuance, into fully paid common shares at the option of the holder at an initial conversion ratio of 1 to 1. Each Series A preference shares shall be converted into fully paid common shares automatically upon an initial public offering of the Group (“IPO”) or written approval by 75% of the Investors at a conversion ratio that is adjustable under certain circumstances as follows:

(a) If the value of the common shares issuable upon conversion of the Series A preference shares in connection with the IPO of the Group is less than an amount equal to two times the original Series A issue price plus an accreted annual amount of 10% compounded annually to the date of

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

completion of the IPO, the Company shall issue to the preference shareholders a number of common shares equal to the amount of such shortfall divided by the price of common shares at IPO.

(b) If the Company sub-divides the outstanding common shares or issues a share dividend on its outstanding common shares, the number of common shares issuable upon conversion of the Series A preference shares immediately prior to such subdivision or the issuance of such share dividend shall be proportionately increased by the same ratio as the subdivision or dividend (with appropriate adjustments in the Series A conversion price). In case the Company shall at any time combine its outstanding common shares, the number of common shares issuable upon conversion of the Series A preference shares immediately prior to such combination shall be proportionately decreased by the same ratio as the combination.

Voting Rights

The Investors have voting rights that are equal to common shares on an as-converted basis. In addition, as mentioned in Note 1, the Investors have substantive participating rights, the most significant of which relate to approval of annual plans and budgets and changes in existing management.

Dividends

The Series A preference shares shall rank senior to the common shares in all respects as to rights of payment and distribution (whether in cash, in kind or in other property or securities), whether by way of dividend or upon a liquidation or otherwise. All such payments and distributions shall be made to the Series A convertible redeemable preference shares in full prior to dividend distributions to ordinary shareholders. The Series A preference shares are participating securities for EPS purposes.

Liquidation Preference

On a winding-up, the holders of Series A preference shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to holders of the Junior Shares by reason of their ownership of such shares, for each Series A preference shares, the amount per share (the “Series A Preference Amount”) equal to two (2) times the sum of (x) US$0.81155, and (y) an accreted annual amount of ten percent (10%) on the original Series A issue price, compounded annually from the date of issuance of such Series A preference shares to the date of payment hereunder.

After the payment in full has been made to the holders of Series A preference shares, the holders of the Series A preference shares shall be entitled to share ratably in all remaining assets and funds to be distributed.

Measurement and Recording

The Series A preference shares were classified as mezzanine equity at gross proceeds net of issuance costs and are increased by period accretions using the interest method at an annual rate of 10%, so that the carrying amount will equal to the redemption amount at the redemption date. At the issuance date of the Series A preference shares, the Group determined that there was no beneficial conversion feature as a result of the effective conversion price being higher than the fair value per common share.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

The carrying values of the preference shares are as follows:

Series A
US$
Issuance of preference shares	25,000,000
Issuance costs incurred in 2006	(3,081,580)
Issuance costs incurred in 2007	(35,242)
Warrant liability	(496,000)
Burnham Warrants	(55,595)
Accretion	3,109,660

Balance as of September 30, 2007	24,441,243

Warrant terms, Measurement and Recording

The warrants issued together with the Series A preference shares entitle the holders to purchase more Series A preference shares at an exercise price of US$0.01 per share if the Group fails to meet specified profit performance targets in 2007 and 2008. If cumulative net income for the two-year period ending December 31, 2008 is less than US$80 million, the holders of the warrants are entitled to purchase up to a maximum additional number of 3,987,009 fully paid Series A preference shares at an exercise price of US$0.01 per share so that their percentage interest in the Group on a fully diluted basis will be brought to a maximum of 36%. If cumulative net income for the two-year period ending December 31, 2008 equals or exceeds US$80 million, then the warrants will expire without being exercised. On August 28, 2007, the Company amended the terms of the warrants issued to Equity International and Blue Ridge China. Under the amended agreement, if the Company consummates a qualified initial public offering prior to March 31, 2008 the warrants will expire without being exercised.

The warrants were allocated their full fair value from the basket issuance with the Series A preference shares and classified as a liability in accordance with FSP FAS 150-5 “Issuers Accounting under FAS 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable” on the basis that the issuer faces a cash outflow to settle them on redemption. Changes in value from period to period are recognized through earnings. Management assessed that the probability of the exercisability for the Series A preference share warrants was 15% on September 30, 2007.

In the event that the warrants are exercised and additional Series A preference shares are issued, the total redemption amount in respect thereof is limited to the exercise price of US$0.01 per share plus an accreted annual amount of ten percent (10%) of the exercise price, compounded annually, from the date of exercise to the date of redemption. The total impact on the redemption price of the issued Series A convertible redeemable preference shares from the exercise of the warrants would be nominal since the Company is obligated to pay the holders upon redemption the exact amount received from the exercise of the warrants plus some nominal interest accretion. With the exercise of the warrants being contingent upon certain events, the measurement date of a beneficial conversion feature will be on the date of exercise of the warrants.

(b) Common Shares

(i) As at September 30, 2007 the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share (2006: 450 million common shares).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

(ii) In March 2006, the Company issued 60,000,000 outstanding common shares to the Zhang Family for a consideration of US$6,000.

(iii) In August 2006, the Company issued the Burnham Warrants as payment for services rendered and recorded its fair value of US$55,595 as paid in capital.

(iv) Under the terms of the agreement, if any of the Burnham Warrants remains unexercised upon termination, Mr. Yong Zhang is entitled to purchase, within 60 days, the common shares underlying such remaining unexercised amount, at a purchase price of US$0.0001 per share. This benefit was valued at the time of the issuance of the Burnham Warrants, and determined to be insignificant. The total cost is being amortized over the life of the Burnham Warrants. In November 2006, the Company issued 15,704,379 common shares for US$0.9551 per share, for total cash proceeds of US$14,552,985, net of issuance cost. These shares were issued to Blue Ridge China (9,422,627 shares) and Equity International (6,281,752 shares). Blue Ridge China and Equity International, subsequent to this purchase, owned 12.4% and 8.3% of the Company’s outstanding common shares, respectively, as of September 30, 2007.

The Company has certain restrictions on its ability to declare and pay dividends on its common shares and preference shares. No dividends are paid on convertible notes and floating rate notes; however, restrictions inherent in these notes also restrict the ability to declare and pay dividends on common shares and preference shares. In addition, as disclosed in note 22, under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$78,730,297 as of September 30, 2007 (2006: US$78,730,297).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

17. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	Nine months ended September 30,
	2006	2007
	US$	US$
Numerator:
Net income	12,495,313	35,964,693
Accretion of Series A convertible redeemable preference shares	(235,575)	(2,167,359)

Net income attributable to ordinary Shareholders-basic	12,259,738	33,797,334

Interest related to convertible notes	—	232,877

Net income attributable to ordinary shareholders—diluted	12,259,738	34,030,211

Denominator:
Number of shares outstanding, opening	60,000,000	75,704,379
Convertible redeemable preference shares	3,038,341	30,805,400

Number of shares outstanding—basic	63,038,341	106,509,779

Burnham warrants	—	1,853,172
Convertible bonds	—	5,905,920

Number of shares outstanding—diluted	63,038,341	114,268,871

Earnings per share—basic	0.19	0.32

Earnings per share—diluted	0.19	0.30

The Burnham warrants have been excluded from the computation of dilutive earnings per share for the nine months ended September 30, 2006, as they are anti-dilutive.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

On August 25, 2006, the Company issued Series A convertible redeemable preference shares that will convert automatically into common shares upon the completion of an IPO. Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2007, the proforma basic and diluted earnings per share for the nine months ended September 30, 2007 is calculated as follows:

Nine months ended September 30, 2007
US$ Proforma (Note 2) Unaudited
Numerator:
Net income attributable to ordinary shareholders	33,797,334
Accretion of convertible redeemable preference shares	2,167,359

Net income for proforma basic earnings per share	35,964,693

Interest related to convertible notes	232,877
Stock compensation cost	(1,688,154)

Net income for proforma diluted earnings per share	34,509,416

Denominator:
Number of shares outstanding, opening	75,704,379
Vested restricted shares	22,113
Conversion of preference shares to common shares (30,805,400 shares)	30,805,400

Number of shares outstanding—proforma basic	106,531,892

Burnham warrants	1,853,172
Convertible bonds	5,905,920
Unvested restricted shares	42,983

Number of shares outstanding—proforma diluted	114,333,967

Proforma basic earnings per share	0.34

Proforma diluted earnings per share	0.30

The terms of the Series A preference shares allow the holders to receive additional common shares if the value of the common shares upon conversion of the Series A preference shares in connection with an IPO is less than two times the original Series A preference shares issuance price of US$0.81155, plus an accreted mount of 10% compounded annually to the date of completion of the IPO. The holders of the Series A preference shares shall receive common shares equal to the amount of the shortfall divided by the price of the common shares. The effect of the Senior Floating Rate note warrants on proforma earnings per share cannot be determined as their exercise price is based on a percentage of the IPO price.

The effects of 3,198,417 options have been excluded from the computation of pro-forma diluted earnings per share for the period ended September 30, 2007 as they are anti-dilutive.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

18. Segment reporting

The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offering, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of the Henan Province, Shandong Province, Jiangsu Province, Sichuan Province and Anhui Province. Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies”.

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment.

No single customer accounted for more than 10% of net sales for the nine months ended September 30, 2006 and 2007.

Summary information by operating segment is as follows:

September 30, 2006	Henan	Shandong	Others	Consolidated
	US$	US$	US$	US$
Net real estate sales	99,341,045	—	—	99,341,045
Real estate lease income	171,150	—	—	171,150
Other revenue	—	651	142,220	142,871

Total revenue	99,512,195	651	142,220	99,655,066

Cost of real estate sales	(75,100,616)	—	—	(75,100,616)
Cost of real estate lease income	(347,341)	—	—	(347,341)
Other cost	—	—	(164,543)	(164,543)

Total cost of revenue	(75,447,957)	—	(164,543)	(75,612,500)

Gross profit	24,064,238	651	(22,323)	24,042,566

Operating expenses	(3,693,527)	(224,373)	(54,110)	(3,972,010)

Operating income/(loss)	20,370,711	(223,722)	(76,433)	20,070,556

Interest income	120,393	2,054	2,004	124,451
Interest expense	(307,239)	—	—	(307,239)
Share of loss in an equity investee	(446,086)	—	—	(446,086)

Income/(loss) before income taxes	19,737,779	(221,668)	(74,429)	19,441,682
Income tax expense	(6,948,592)	—	—	(6,948,592)

Net income/(loss) before minority interest	12,789,187	(221,668)	(74,429)	12,493,090

Depreciation and Amortization	695,997	3,738	—	699,735
Goodwill	—	—	1,105,408	1,105,408
Capital expenditure	297,551	146,870	—	444,421
Total long-lived assets	27,489,533	—	—	27,489,533
Total assets	89,618,875	30,843,651	3,218,919	123,681,445

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

September 30, 2007	Henan	Shandong	Jiangsu	Anhui	Sichuan	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$
Net real estate sales	91,193,644	32,415,011	74,393,335	17,906,287	—	—	215,908,277
Real estate lease income	165,514	—	—	—	—	—	165,514
Other revenue	—	6,943	3,915	3,357	2	2,212,733	2,226,950

Total revenue	91,359,158	32,421,954	74,397,250	17,909,644	2	2,212,733	218,300,741

Cost of real estate sales	(45,765,302)	(26,524,696)	(58,342,695)	(14,398,718)	—	—	(145,031,411)
Cost of real estate lease income	(319,750)	—	—	—	—	—	(319,750)
Other cost	—	—	—	—	—	(1,638,620)	(1,638,620)

Total cost of revenue	(46,085,052)	(26,524,696)	(58,342,695)	(14,398,718)	—	(1,638,620)	(146,989,781)

Gross profit	45,274,106	5,897,258	16,054,555	3,510,926	2	574,113	71,310,960

Operating expenses	(4,670,464)	(2,388,880)	(2,866,887)	(1,291,271)	(383,863)	(2,091,260)	(13,692,625)

Operating income/(loss)	40,603,642	3,508,378	13,187,668	2,219,655	(383,861)	(1,517,147)	57,618,335
Interest income	291,897	125,492	205,299	17,830	4,068	90,790	735,376
Interest expense	(509,610)	(88,006)	(1,214,504)	(146,901)	—	520,419	(1,438,602)
Income from change in fair value of warrant liability	—	—	—	—	—	(6,186,000)	(6,186,000)
Share of income in an equity investee	5,819,734	—	—	—	—	—	5,819,734

Income/(loss) before income taxes	46,205,663	3,545,864	12,178,463	2,090,584	(379,793)	(7,091,938)	56,548,843
Income tax expense	(15,959,572)	(910,758)	(3,078,299)	(579,820)	100,780	(156,481)	(20,584,150)

Net income/(loss) before minority interest	30,246,091	2,635,106	9,100,164	1,510,764	(279,013)	(7,248,419)	35,964,693

Depreciation and amortization	235,744	39,000	30,479	19,215	4,222	997,660	1,326,320
Goodwill	—	—	—	—	—	1,105,408	1,105,408
Capital expenditure	938,964	161,330	220,892	84,834	208,877	—	1,614,897
Total long-lived assets	84,662,759	396,962	59,961,748	153,407	208,058	6,165,603	151,548,537
Total assets	72,959,560	117,826,968	150,778,882	24,589,622	64,034,312	74,827,186	505,016,530

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

19. Commitments and contingencies

The Group leases certain of its office properties under operating lease arrangements. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

Commitments

As of September 30, 2007, the Group has lease payments under non-cancellable leases falling due as follows:

Amount
US$
Due within 1 year	168,170
Due after 1 year, within 2 years	17,525

Total	185,695

As of September 30, 2007, the Group has outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
Due within 1 year	117,483,543

Contingencies

On June 28, 2003, Henan Xinyuan was sued by Henan Jiantong Industrials Co., Ltd. (“Jiantong”), its former contractor. The lawsuit charged Henan Xinyuan with a total fine of US$102,287 for breach of contract. However, on August 9, 2003, Henan Xinyuan countercharged Jiantong with false allegation that impaired Henan Xinyuan’s reputation and appealed for the withdrawal of investment capital from Jiantong. Total amount of the investment capital to be withdrawn and reputation compensation sought is US$28,604. As of September 30, 2007, the final judgment from the court was still pending.

On March 14, 2006, Henan Xinyuan was sued by Henan Oriental Construction Company Co., Ltd., its former contractor, claiming payment of construction fees of US$225,940 and an amount of US$32,016 for breach of contract. As of September 30, 2007, the final judgment from the court was still pending.

The PRC subsidiaries have complied with the requirements of their local authority to accrue for retirement benefit contributions in respect of their employees (See Note 2 (s)). However payment of such accrued amount has not been sought by the regulatory bureau.

As at September 30, 2007, the Group provided guarantees of US$172,470,416 (September 30, 2006: US$51,476,855), in favor of their customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can only be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

to repay the outstanding mortgage principals together with the accrued interest and penalty owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the dates of grant of the relevant mortgage loans and ends upon issuance of real estate ownership certificates which will generally be available within six to twelve months after the purchasers take possession of the relevant properties.

The fair value of the guarantees is not significant and the directors consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

On September 16, 2004, Henan Xinyuan acquired an interest in a land site located in Zhengzhou City of Henan Province from Henan Park Property Co. Ltd. (“Park Property”) for a total purchase price of US$21,636,124. However, Park Property failed to transfer the land use right to Henan Xinyuan before the due date, December 5, 2004. On April 5, 2005, Henan Xinyuan sued Park Property for breach of the land transfer agreement. Pursuant to the final judgment of the court filed on December 12, 2005, Park Property was ordered to transfer the land use right to Henan Xinyuan. Park Property appealed the court decision. As of November 10, 2006, the court has turned down the appeal of Park Property and rendered its final verdict that Henan Xinyuan prevail. The court then enforced the legal transfer of the subject land to Henan Xinyuan, which received the official land certificate in February 2007. However, Henan Xinyuan may be required to settle the relocation and settlement costs of US$5,122,492 due to Park Property’s financial insolvency. As Park Property is currently under liquidation procedures, any additional costs incurred by Henan Xinyuan may not be fully recoverable from Park Property. The Company has assessed the recoverability of its investment in this land site, including the additional costs that may be incurred and has concluded that no impairment provision is required.

20. Concentration of risk

The Group’s operations are conducted in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC economy.

The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Group transacts part of its business in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (‘PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a 7.98% appreciation of the RMB against the US$ from July 21, 2005 to 30, September, 2007.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

The Group’s real estate projects are concentrated in Henan province. Any negative events such as a slow down in the economy in Henan province might cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk in this respect is mitigated by the Group by expanding its operations outside of Henan province.

The Group sells to a wide range of customers. No single customer accounted for a significant percentage of the revenue for the nine months ended September 30, 2006 and 2007.

21. Subsequent event

(a) 2007 Long Term Incentive Plan

In November 2007, the Company adopted the 2007 Long Term Incentive Plan (the “2007 Plan”) which provides for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase its common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including options, is 10 million common shares, subject to adjustment to accounting for changes in the capitalization of the Company. The board of directors may grant awards under the 2007 Plan prior to the offering, provided that no awards granted may vest prior to completion of the IPO.

On November 5, 2007, the Company granted options under the 2007 Plan to directors, management and key employees for an aggregate of 2,441,844 common shares at the exercise price equal to the price of the offering. These options have vesting periods of up to 36 months, and will expire no later than the 10th anniversary of the date of grant.

(b) Waiver of Certain Conversion Rights of Series A Convertible Preference Shares

On November 13, 2007, the holders of the Series A convertible preference shares agreed to waive the contingent conversion option. As such, the Series A convertible preference shares will automatically convert at the time of a qualifying IPO on a 1 to 1 basis, subject to usual anti-dilution adjustments.

The modification is deemed to be substantive and will be treated as an extinguishment of the Series A convertible preference shares. Under EITF Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock,” the Company will recognize a dividend to the Series A convertible preferred shareholders, representing the difference between the fair value of the convertible preference shares immediately after modification and the carrying value of the Series A convertible preference shares immediately prior to modification. This deemed dividend to the Series A shareholders will not affect the Company’s net income or cash flows, however, it will reduce the Company’s net income attributable to ordinary shareholders and earnings per share (ADS) for the year ending December 31, 2007.

The Company has determined that on November 13, 2007, a 4% marketability discount be applied to an assumed initial offering price of US$            , the mid-point of the indicative price range for the offering, to arrive at a fair value of US$             for each Series A convertible preference share. In calculating the discount, the Company has taken into account the premium in the value of the Series A convertible preference shares relative

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

to the common shares, and the residual price risk of the Series A preference shareholders before the offering, and has assumed that the offering will be consummated prior to year end. The Company will also review the actual IPO issue price and account for the Series A convertible preference shares accordingly in its financial statements for the year ending December 31, 2007. At this estimated fair value, the Company will record the modified Series A convertible preference shares at an amount of approximately US$             million and the deemed dividend to the Series A preference shareholders at approximately US$             million, which will reduce the net income attributable to common shareholders and retained earnings by the same amount of US$             million.

22. Condensed financial information of the Company

Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling US$78,730,297 as of September 30, 2007 (2006: US$78,730,297).

Balance sheet

September 30, 2007
US$ (Unaudited)
ASSETS

Investments in subsidiaries	111,205,735

Current assets
Other current assets	1,530,020

TOTAL ASSETS	112,735,755

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Due to a subsidiary	322,448
Other payable and accrued liabilities	1,215,020

Total liabilities	1,537,468

Preference shares
Preference shares, $0.0001 par value:
Authorized—50,000,000 shares
Issued and outstanding—30,805,400 shares	24,441,243

Shareholders’ equity
Common shares, $0.0001 par value:
Authorized—500,000,000 shares
Issued and outstanding—75,704,379 shares	7,570
Additional paid-in capital	17,180,691
Other comprehensive income	8,024,651
Retained earnings	61,544,132

Total shareholders’ equity	86,757,044

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	112,735,755

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

Statement of operations

September 30, 2007
US$ (Unaudited)

General and administrative expenses	(5,133)

Operating loss	(5,133)
Equity in profit of subsidiaries, net	35,969,826

Income from operations before income taxes	35,964,693
Income taxes	—

Net income	35,964,693
Accretion of Series A convertible redeemable preference shares	(2,167,359)

Net income attributable to ordinary shareholders	33,797,334

Statement of cash flows

September 30, 2007
US$ (Unaudited)

Cash flows from operating activities:

Net income	35,964,693

Adjustment to reconcile net income to net cash provided by operating activities:

Equity in profit of subsidiaries, net	(35,969,826)

Changes in operating assets and liabilities:

Due to a subsidiary	5,133

Net cash provided by operating activities	—

Cash flows from investing activities:

Investment in a subsidiary	—

Net cash used in investing activities	—

Cash flows from financing activities:

Net cash provided by financing activities	—

Net decrease in cash and cash equivalents	—

Cash and cash equivalents, at the beginning of the period	—

Cash and cash equivalents, at end of the period	—

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and September 30, 2007 (unaudited) for the nine months ended

September 30, 2006 (unaudited) and 2007 (unaudited)

(All amounts stated in US$, except for number of shares data)

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit (loss) of subsidiary company” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

(b) Related party balances

For the nine months ended September 30, 2007, a subsidiary of the Company paid start-up costs and audit fees amounting to US$322,448 total on behalf of the Company.

(c) Commitments

The Company does not have significant commitments or long-term obligations as of the period end presented.

鑫苑置业
XINYUAN REAL ESTATE
鑫苑
城市之家
XINYUAN City Family
Well Positioned to Capture Attractive Growth Opportunities in Tier II Cities
Standardized and Scalable Business Model
Proven Ability to Provide Large Scale Quality Housing for Middle-Income Consumers
Ability to Generate Attractive Investment Returns
Experienced Management Team Supported by Trained and Motivated Workforce
Relationships with Our Institutional Shareholders
Net Income
(US$ mm)
40
30
20
10
0
3.9
9.6
16.1
36.0
2004
2005
2006
2007 1-3Q

Through and including                      (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

American Depositary Shares

Xinyuan Real Estate Co., Ltd.

(incorporated in the Cayman Islands with limited liability)

Representing                      Common Shares

PROSPECTUS

Merrill Lynch & Co.

Deutsche Bank Securities	Allen & Company LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law.    Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Memorandum and Articles of Association.    Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Indemnification Agreements.    Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.17 to this Registration Statement, we have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

SEC Position.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pursuant to the underwriting agreement for this offering, the form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify our directors and officers and persons controlling us, within the meaning of the Securities Act, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

On April 13, 2007, we issued $75 million principal amount of units consisting of floating rate notes due 2010 and $25 million subordinated convertibles notes due 2012. We also issued to the holders of the floating rate notes warrants, with each warrant representing the right to purchase such number of our common shares equal to the quotient obtained by dividing two-fifths of the face value of such holder’s floating rate note by the warrant exercise price, which will be equal to 80% of the price per common share derived from this offering of ADSs. These securities were issued in a transaction exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act.

In April 2007, in connection with the issuance of the floating rate notes and convertible notes, we conducted a restructuring pursuant to a one-for-one share exchange, whereby all of the then existing shareholders of Xinyuan Real Estate, Ltd. (“Xinyuan Ltd.”) exchanged their respective securities of Xinyuan Ltd. for an equivalent number and class of our securities. This issuance of securities was exempt from registration under the Securities Act pursuant to Section 3(a)(9) of the Securities Act.

In April 2007, pursuant to the share exchange, we issued a total of 75,704,379 common shares, to Yong Zhang, Yuyan Yang, Blue Ridge China and Equity International in exchange for 60,000,000 common shares issued in January 2006 by Xinyuan Ltd. to Yong Zhang, 12,000,000 of which were immediately transferred to Yuyan Yang, and for a total of 15,704,379 common shares issued in November 2006 by Xinyuan Ltd. to Blue Ridge China and Equity International in connection with a private placement. Our issuances of common shares were exempt from registration under the Securities Act pursuant to Section 3(a)(9) of the Securities Act. The original issuances of shares by Xinyuan Ltd. were exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act.

In April 2007, pursuant to the share exchange, we issued a total of 30,805,400 Series A convertible redeemable preference shares and warrants to Blue Ridge China and Equity International. These Series A convertible redeemable preference shares and warrants were issued in exchange for an equivalent number and class of shares and warrants issued in August 2006 by Xinyuan Ltd. to Blue Ridge China and Equity International in connection with a private placement. Our issuances of preference shares and warrants were exempt from registration under the Securities Act pursuant to Section 3(a)(9) of the Securities Act. The original issuances of securities by Xinyuan Ltd. were exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act.

In April 2007, pursuant to the share exchange, we issued warrants to purchase a total of 1,852,172 of our common shares to Burnham Securities Inc. and Joel B. Gardner. These warrants were issued in exchange for the equivalent number of warrants issued in August 2006 by Xinyuan Ltd. to Burnham Securities Inc. and Joel B. Gardner in connection with certain financial advisory and capital raising services provided to us. Our issuance of warrants was exempt from registration under the Securities Act pursuant to Section 3(a)(9) of the Securities Act. The original issuance of warrants by Xinyuan Ltd. were exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Zhengzhou, People’s Republic of China, on November 16, 2007.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Yong Zhang and Longgen Zhang as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Act of common shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yong Zhang Yong Zhang	Chairman and Chief Executive Officer	November 16, 2007

/s/ Yuyan Yang Yuyan Yang	Director	November 16, 2007

/s/ Longgen Zhang Longgen Zhang	Director and Chief Financial Officer and Chief Accounting Officer	November 16, 2007

/s/ Yue (Justin) Tang Yue (Justin) Tang	Director	November 16, 2007

/s/ Christopher J. Fiegan Christopher J. Fiegan	Director	November 16, 2007

Signature	Title	Date

/s/ Yong Cui Yong Cui	Director	November 16, 2007

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this Registration Statement or amendment thereto in Newark, Delaware, on November 16, 2007.

PUGLISI & ASSOCIATES

/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum and Articles of Association of Xinyuan Real Estate Co., Ltd.

*4.1	Form of American Depositary Receipt (included in Exhibit 4.3)

4.2	Specimen Certificate for Common Shares

*4.3	Form of Deposit Agreement among Xinyuan Real Estate Co., Ltd., JPMorgan Chase Bank, N.A., as depositary, and holders of American Depositary Shares

5.1	Opinion of Maples and Calder regarding the validity of the common shares being registered

*8.1	Opinion of Baker & McKenzie LLP regarding certain U.S. tax matters

10.1	2007 Equity Incentive Plan

10.2	2007 Long Term Incentive Plan

10.3	Form of Securities purchase agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and purchaser

10.4

Indenture regarding the guaranteed senior secured floating rate notes due 2010, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hongkong and Shanghai Banking Corporation Limited as Trustee

10.5	Warrant agreement, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd. and the Hongkong and Shanghai Banking Corporation Limited

10.6

Indenture regarding the 2% guaranteed convertible subordinate notes due 2012, dated as of April 13, 2007, between Xinyuan Real Estate Co., Ltd and the Hongkong and Shanghai Banking Corporation Limited as Trustee

10.7	Equity registration right agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., each of the holders of the Warrants and each of the holders of the Convertible Notes

10.8	Voting agreement, dated as of April 13, 2007, by and among Xinyuan Real Estate Co., Ltd., Drawbridge Global Macro Master Fund Ltd. and Mr. Yong Zhang and Ms. Yuyan Yang

10.9

Share exchange and assumption agreement, dated as of April 9, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd. and Xinyuan Real Estate Co., Ltd.

10.10

Amended and Restated shareholders agreement, dated as of October 31, 2007, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang, Xinyuan Real Estate, Ltd., Xinyuan Real Estate Co., Ltd. and, to the extent set forth herein, Burnham Securities Inc. and Joel B. Gardner

10.11	Amended and Restated Warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and EI Fund II China, LLC

10.12	Amended and Restated Warrant, dated as of August 28, 2007, between Xinyuan Real Estate Co., Ltd. and Blue Ridge China Partners, L.P.

10.13	Burnham Warrants Holders Letter Agreement, dated April 9, 2007, among Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate, Ltd., Burnham Securities Inc. and Joel B. Gardner

10.14	Credit agreement, dated as of December 7, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, and Xinyuan Real Estate, Ltd.
10.15	Share purchase agreement, dated as of November 18, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd.

10.16	Securities purchase agreement, dated as of August 22, 2006, among Blue Ridge China Partners, L.P., EI Fund II China, LLC, Yong Zhang, Yuyan Yang and Xinyuan Real Estate, Ltd.

Exhibit Number	Description of Document

*10.17	Form of Indemnification Agreement

*10.18	Form of employment agreement between the registrant and senior executives

*10.19	Form of confidentiality and non-competition agreement between the registrant and senior executives

*10.20	Form of service agreement between the registrant and the independent directors

10.21	English translation of the joint venture contract of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., dated August 20, 2005, among Henan Xinyuan Real Estate Co., Ltd., Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd.

10.22	English translation of Financial Consulting Services Agreement, dated December 27, 2006, between Henan Xinyuan Real Estate Co., Ltd. and Beijing Runzheng Investment Consulting Co., Ltd.

10.23	(a) English translation of the share transfer agreement regarding Zhengzhou Mingyuan Landscape Engineering Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Mingyuan Landscape Engineering Co., Ltd.

(b) English translation of the share transfer agreement regarding Zhengzhou Mingyuan Landscape Engineering Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Mingyuan Landscape Engineering Co., Ltd.

10.24	(a) English translation of the share transfer agreement regarding Zhengzhou Xinyuan Computer Network Engineering Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.

(b) English translation of the share transfer agreement regarding Zhengzhou Xinyuan Computer Network Engineering Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.

10.25	English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Agency Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Real Estate Agency Co., Ltd.

10.26	(a) English translation of the share transfer agreement regarding Henan Xinyuan Property Management Co., Ltd., dated September 1, 2006, among Yong Zhang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Property Management Co., Ltd.

(b) English translation of the share transfer agreement regarding Henan Xinyuan Property Management Co., Ltd., dated September 1, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Xinyuan Property Management Co., Ltd.

10.27	(a) English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Co., Ltd., dated August 7, 2006, among Yong Zhang, Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd.

(b) English translation of the share transfer agreement regarding Henan Xinyuan Real Estate Co., Ltd., dated August 7, 2006, among Yuyan Yang, Xinyuan (China) Real Estate, Ltd. and Henan Xinyuan Real Estate Co., Ltd.

10.28	English translation of the share transfer agreement regarding Henan Wanzhong Real Estate Co., Ltd., dated March 16, 2006, among Yuyan Yang, Henan Xinyuan Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd.

21.1	Subsidiaries of Xinyuan Real Estate Co., Ltd.

23.1	Consent of Ernst & Young Hua Ming

23.2	Consent of Maples and Calder (included in Exhibit 5.1)

*23.3	Consent of Baker & McKenzie LLP

23.4	Consent of American Appraisal China Limited

Exhibit Number	Description of Document

24.1	Powers of Attorney (included on signature page)

99.1	Code of Business Conduct and Ethics of Xinyuan Real Estate Co., Ltd.

99.2	Non-competition covenant and agreements, dated April 13, 2007, between Yong Zhang and the purchasers named therein

*	To be filed by amendment.